**THE HOWARD HUGHES CORPORATION**

# Annual Report 2022








*Howard Hughes*

# Table of Contents



# To My Fellow HHC Shareholders

I am pleased to report that during 2022, The Howard Hughes Corporation once again delivered impressive results, demonstrating the resilient nature of our portfolio and highlighting the value of our unique business model. In a year of uncertainty across industries nationwide, we resolutely drove our business forward and continued HHC's successful trajectory of the past several years—delivering strong financial results that met or exceeded guidance expectations in each of our business segments. This robust performance is a testament to our best-in-class assets, the diversification of our portfolio, and the effectiveness of our streamlined business strategy, as HHC continues to outperform through various market cycles.

Our expansive portfolio of large-scale, mixed-use master planned communities is the largest of its kind in the country—with locations spread across six regions, each community in varying stages of maturity, and exposure to different leading industry sectors. Our portfolio of assets is uniquely diversified and differentiated, which makes HHC less susceptible to risk. While many companies were forced to pivot their business strategies in 2022, we continued to execute on our mission by successfully meeting the demand for housing, providing an outstanding quality of life in our award-winning communities, and offering companies attractive opportunities for long-term sustainable growth.

Throughout the year, Americans continued to relocate to business-friendly, low tax states like Texas, Nevada, and Arizona—and specifically to Howard Hughes communities, which offer the vibrancy, safety, and convenience that people are seeking.



## David R. O'Reilly
**CHIEF EXECUTIVE OFFICER**

The migration paradigm shift has continued with employees setting the pace and dictating where companies want to be located as they follow the educated workforce to our mixed-use, walkable, amenity-rich communities that offer shorter commutes and provide greater opportunities for professional success. The robust demand for housing displayed in our MPCs, coupled with the incredible leasing momentum that we have experienced across our office portfolio reflects the influence of persistent in-migration and demonstrates how employers are looking to upgrade to best-in-class office environments while remaining squarely focused on the employee experience.

Some of our significant milestones during 2022 include the October groundbreaking of our new community of Teravalis in the Phoenix West Valley; the opening of Kōʻula, the sixth residential condominium at Ward Village in Hawaiʻi; and our highly anticipated grand opening of the Tin Building by Jean-Georges, which has solidified the Seaport's growing reputation as New York City's premier dining and entertainment destination.

We enhanced the strength of our balance sheet with the closing of $2 billion in financings. Notably, $1 billion of the financings closed in the fourth quarter during a period of heightened economic volatility, which speaks volumes about the quality of our assets and the stability of our company.

We further showcased our financial strength by making significant investments in our existing business and in new ventures.

In March 2022, we expanded our partnership with world-renowned chef Jean-Georges Vongerichten, acquiring a 25% stake in Jean-Georges Restaurants, with a warrant to acquire up to an additional 20% interest. This investment expands upon our partnership already in place at the Seaport and provides us the opportunity to invest in a capital-light hospitality platform that offers significant growth—both within our MPCs and around the globe.

Lastly, we deployed more than a billion dollars back into our business in vertical and horizontal development and used $388 million of excess liquidity to repurchase 4.3 million shares of HHC stock, 8% of the company's shares outstanding—further exemplifying our efforts to create long-term sustainable growth and maximize shareholder value.



# Decades of Award-Winning Development















# Building our Country's Leading Communities

The numerous accolades and hundreds of awards that our assets have received over the past decades speak to the inherent value of our portfolio and to the dedication of our team as we create and deliver memorable experiences that improve the lives of all who live, work, and play in our communities.

In 2022, as we continued to attract the roughly one-third of Americans considering a move, we are honored that Niche named The Woodlands as the Best City to Live in America for the second year in a row, and recently named it the #1 Best City to Buy a House in America and the #2 Best City to Raise a Family in America.

Bridgeland was ranked by national real estate consultant RCLCO among the top three best-selling master planned communities in the Houston region, in the top five for Texas, and in the top twenty nationwide for 2022.

Summerlin was ranked in the country's top 10 best-selling MPCs of 2022 by RCLCO, while Redfin ranked Las Vegas as the #3 Best City to Move to in America.

In 2022, Columbia was ranked by WalletHub as the #1 Safest City in America for the fourth consecutive year, the #1 Best City for Jobs and #1 Best City for Renters, the #5 Best City to Raise a Family, and was recently ranked by Niche as the #5 Best Place to Live in America.

At the Seaport, Pier 17 was the winner of Urban Land Institute's Excellence in Mixed-Use Development award. The Rooftop at Pier 17 was named the #1 Top Outdoor Music Venue in New York City by Red Bull, the #3 Top Worldwide Club by Pollstar, and 2022's Best Entertainment Act by BizBash.

## Our 2022 Rankings include:

| The Woodlands | The Woodlands | The Seaport |
|---|---|---|
| World's largest LEED-pre-certified MPC (USGBC) | #1 Best Place to Live in America (Niche) | #1 Top Outdoor Music Venue in NYC (Red Bull) |
| BRIDGELAND | BRIDGELAND | COLUMBIA |
| #5 Top-Selling MPC in Texas (RCLCO) | 1st Texas MPC to receive LEED pre-certification (USGBC) | #1 Safest City in America (WalletHub) |
| COLUMBIA | COLUMBIA | SUMMERLIN |
| #1 Best City for Jobs (WalletHub) | #6 Best Place to Live in America (Money Magazine) | #1 Top-Selling MPC in Nevada (RCLCO) |

# 2022 Results

# Master Planned Communities

Our MPCs had another standout year despite headwinds caused by an unprecedented rise in mortgage rates and by shrinking home affordability. While these factors weighed on new home sales in our communities, our MPC segment was able to generate earnings before taxes (EBT) of $283 million as we continued to see homebuilders purchasing land at record-high prices given their limited lot supply.

The average price per acre of residential land sold increased 32% to a record $768,000. In addition to strong land sales, the price of new homes sold in our MPCs escalated rapidly, resulting in builder price participation revenue (our share of the increased selling price of a home) of $72 million, which is an all-time high for HHC.



# Summerlin

While the year-over-year pace of new home sales trailed 2021 due to mortgage rates spiking to 7% and record-high inflation which placed a strain on consumers' household budgets, our Summerlin MPC sold 97 acres of residential land at a record price per acre of $1.2 million during 2022—reflecting tremendous demand for the community. Despite a slower pace of new home sales during the year, home sale values continued to be strong, resulting in $58 million of builder price participation revenue—a Summerlin record.

Summerlin's MPC EBT of $179 million in 2022 was 27% lower than the prior year, as it was impacted by a $61 million reduction in equity earnings at The Summit, largely due to limited remaining lot and condo inventory available for sale. During the year, HHC and Discovery Land expanded its highly successful joint venture at The Summit to include a second phase of future development, including 54 acres of land for 28 custom home sites, with sales expected to begin in 2023.

| SUMMERLIN® | SUMMERLIN® | SUMMERLIN® |
|:---:|:---:|:---:|
| **$179M** | **97** | **$1.3M** |
| MPC EBT | acres sold | record residential price per acre |





# Houston Region

The Houston Texas region continued to be one of the country's top destinations for domestic migration, with more housing construction last year than all of California, according to the California Building Industry Association. While home sales in our Houston MPCs were down from 2021, we delivered exceptional financial results.

In Bridgeland, we delivered EBT of $95 million, reflecting a 41% increase compared to 2021, driven by an increase in acres sold, a record residential price per acre of $544,000, and the highest builder price participation revenue in the MPC's history.

In The Woodlands, we commenced residential lot sales at Aria Isle—which encompasses 25 waterfront lots on Lake Woodlands.

During the year, custom lot sales at Aria Isle achieved record pricing of $3 million per acre, generating $22 million of revenue.

We also had a solid year in The Woodlands Hills with record EBT of nearly $18 million—driven by the sale of 62 acres of residential land at a record price per acre of $382,000. We also benefited from the highest builder price participation revenue in The Woodlands Hills' history, as well as our first commercial land sale to a local church.

Overall, lot supply remains near historic lows in the Northwest Houston markets where Bridgeland and The Woodlands Hills are located, resulting in favorable conditions for future lot sales as homebuilders work through their backlogged inventory.

| Houston Region | Houston Region | Houston Region |
|:---:|:---:|:---:|
| $180M | $108M | 345 |
| land sales revenue | EBT | acres sold |






**MASTER PLANNED COMMUNITIES**

# Teravalis

In October of 2022, we broke ground on Teravalis in the Phoenix West Valley, a key milestone in our creation of this new 37,000-acre mixed-use master planned community set to become Arizona's largest MPC. Teravalis will address the demand for housing in one of the country's fastest-growing metro regions and support long-term sustainable growth in the Southwest. As you might expect, we are working closely with elected officials, civic agencies, community stakeholders, and industry leaders to deliver cutting-edge water management and conservation techniques.

We have begun development of Floreo, the first village in Teravalis. With land sales expected to begin in 2023, this village will bring approximately 7,000 homes to the area. In August, JDM Partners exercised its option to repurchase a 12% ownership interest in the non-Floreo portion of Teravalis, resulting in our retaining an 88% ownership interest for HHC.

| TERAVALIS | TERAVALIS | TERAVALIS |
|---|---|---|
| **37,000** | **88%** | **7,000** |
| acre mixed-use MPC | ownership interest excl. Floreo | homes planned for Floreo |



TERAVALIS

# Operating Assets

2022's total Operating Assets NOI, including contribution from unconsolidated ventures, was $240 million, representing a 6% year-over-year increase. Excluding disposed office and retail assets, NOI increased 9%.

Multi-family NOI was the largest driver of our strong performance with 39% year-over-year growth, which was predominately attributable to the lease-up of our latest developments in

The Woodlands and in Downtown Columbia, as well as strong 12% blended in-place rent growth across the portfolio.

During 2022, our assets commanded some of the highest rents in their markets, and at 2022 year-end, our stabilized properties were 95% leased.



# Strong NOI Growth

Office NOI was largely unchanged compared to 2021, as robust leasing activity during the year was largely offset by some tenant turnover. Despite limited NOI growth, we experienced a strong increase in executed leases. In 2022, we executed 510,000 square feet of new or expanded office leases—including 253,000 square feet in The Woodlands, 155,000 square feet in Downtown Columbia, and 102,000 square feet in Summerlin. Our two office assets in lease-up—9950 Woodloch Forest and 6100 Merriweather—experienced NOI improvement of $8 million, or 138%, compared to 2021 as tenant demand, particularly for Class-A product, continued to grow.

The office space within the Merriweather District—which includes 6100 Merriweather, One Merriweather, and Two Merriweather—is now 98% leased. In June, CareFirst, the largest not-for-profit health plan in the Mid-Atlantic region, signed a lease for 80,000 square feet of office space in 6100 Merriweather, bringing the building to 94% leased. CareFirst selected Downtown Columbia as the location for its first major "spoke" office as part of the company's regional expansion strategy. The execution of this lease reflects the growing trend of companies transitioning to a "hub-and-spoke" office model, where the centralized office location is maintained and additional regional satellite offices are introduced in cities where target employees want to live.



# World-Class, Amenity-Rich Assets

Overall, this strong leasing performance is a testament to our world-class, amenity-rich office assets, which continue to see elevated demand as employers continue to bring their employees back into the office. With a strong focus on a flight to quality in today's market, we expect this strong leasing momentum to continue throughout 2023 and beyond.

As we develop and deliver new assets in our portfolio, we continue to assess our existing assets and evaluate which properties are most core to our business. With this in mind, we disposed of one office building and three retail assets during the year that we considered to be non-core to HHC.

In March, we sold the 110 North Wacker office building in Chicago at an implied valuation of $1 billion with net proceeds totaling $169 million on invested cash of only $13 million. In June, we sold The Outlet Collection at Riverwalk—a 264,000-square-foot retail center in New Orleans—for $34 million. Then in December, we sold two strip retail assets in The Woodlands that were not core to the community. We sold Creekside Park Village retail for $28 million and Lake Woodlands Crossing for $23 million, subject to a 99-year ground lease. Together, these four transactions generated $216 million of net proceeds, and further concentrates our Operating Asset portfolio on core real estate that benefits our communities and adds value to HHC.



## $240M
operating asset NOI



## 39%
multi-family NOI growth
2022 vs. 2021



## 510K
square feet of new or expanded office leases



# Strategic Developments

From a development standpoint, 2022 was another excellent year, with the completion of six projects encompassing 388,000 square feet of office and retail, 830 multi-family units, and 565 condo units. These projects are expected to deliver $25 million of NOI at stabilization, resulting in a 7% yield on cost.

During the year, we commenced construction on our eighth condo project in Hawaiʻi, as well as three new operating asset developments—including 233 square feet of office and our first single-family build-to-rent project—which we expect will deliver combined NOI of $12 million and a 7% yield on cost at stabilization. Producing these results during a challenging market environment signifies the quality of our MPCs and demonstrates the continued demand for Howard Hughes communities.







# Houston Region

During 2022, we commenced construction on Wingspan, our new single-family build-to-rent neighborhood in Bridgeland. This first-of-its-kind development for HHC will encompass 263 homes which offer one- to four-bedroom floorplans with private outdoor spaces, garages, and all the benefits of a single-family home. We are excited to introduce this new product type—which has been designed to meet strict EPA and ENERGY STAR requirements—as we continue to build to meet market demand. We see great potential for single-family build-to-rent, and we expect increasing demand, as we see millennials who may not yet be financially able to purchase a home but are looking beyond apartment living outside dense metropolitan cities as they start families and seek a higher quality lifestyle. We also delivered and began leasing Starling at Bridgeland, our 358-unit apartment development that was placed into service late in the third quarter and was already 35% leased as of year-end. In The Woodlands, we completed construction of two medical office buildings totaling 53,000 square feet, which will further enhance this community's reputation as a leading destination for the medical industry.



### BRIDGELAND

## 358
multi-family units delivered



### The Woodlands®

## 53K
square feet of medical office completed







STRATEGIC DEVELOPMENTS

# Summerlin

LAS VEGAS BALLPA

In 2022, our development team completed construction of 1700 Pavilion—a 266,000-square-foot office tower in Downtown Summerlin—and are nearing completion of Summerlin's third multi-family project, Tanager Echo. With signed tenants now building out their respective office spaces, leasing activity at 1700 Pavilion has maintained consistent momentum with executed leases in place for nearly 51% of the building, 23% in negotiation, and another 15% under LOIs as of the end of January of this year. Construction for Tanager Echo, the second phase of the Tanager luxury apartment complex which includes 294 multi-family units, continued to advance and is nearing completion. Late in the year, we broke ground on the new 147,000-square-foot Summerlin South Office project which we expect to be completed in early 2024, complementing our office portfolio in Summerlin, where we continue to see strong demand in the Las Vegas Valley.



**266K**

square-foot new office tower delivered



**294**

multi-family units nearing completion



**147K**

square-foot new office complex underway







# Downtown Columbia

In Downtown Columbia, we completed the construction of Marlow—our 472-unit multi-family development which includes 33,000 square feet of ground floor retail space—and welcomed its first residents in October of 2022. Marlow follows the strong leasing velocity demonstrated the Merriweather District's first residential product, Juniper, since its delivery in the first quarter of 2020. Located in the center of the Merriweather District's walkable neighborhood of shops, restaurants, and offices, Marlow and Juniper both offer convenient connection to Columbia's 100 miles of trails. In the Lakefront District, we commenced construction on our 86,000-square-foot medical office building during the third quarter. This development is already 21% pre-leased, with construction expected to be complete in 2024.



## 472
multi-family units completed



## 33K
square feet of new retail



## 86K
square-foot medical office building underway







# Ward Village

Our team had another tremendous year at Ward Village, contracting to sell 1,055 condominium units for $1.1 billion—more than any other year in the community's history. Our team closed on 607 condo units, generating $677 million in condo revenue. The delivery of Kōʻula—Ward Village's sixth condo project, designed by world-renowned architect Jeanne Gang—generated $620 million in revenue and ended the year 97% sold. We closed on 56 units at ʻAʻaliʻi, leaving only 31 units remaining with the tower 96% sold. The final remaining unit at Waiea was sold, marking the fourth completed tower at Ward Village that is completely sold out. All available units at Victoria Place were pre-sold, which is particularly impressive considering that construction will not be complete until 2024.

Construction commenced on The Park Ward Village, and pre-sales were launched at Kalae, which has exhibited the highest absorption and lowest cancellation rates of any condominium in Ward Village to date, closing the year already 73% pre-sold. In December, we celebrated the groundbreaking of Ulana, the community's ninth residential project set to deliver reserved housing and provide increased open green space for the community. The long list of accomplishments achieved at Ward Village speaks to our success in meeting the high level of demand for premier housing on the island of Oʻahu.

 **$1.1B**
condo sales contracted

 **607**
condo units closed

 **$620M**
revenue from Kōʻula

# The Seaport:
# New York City's Premier Culinary and Entertainment Destination

2022 marked a major milestone for the Seaport and for the revitalization of Lower Manhattan—not to mention New York City's culinary landscape—with the highly successful opening of the Tin Building by Jean-Georges, a one-of-a-kind, 53,000-square-foot culinary marketplace. We broke ground on our project at 250 Water Street and we substantially completed environmental remediation of the site. Reflecting the tremendous momentum at the Seaport, we signed a 15-year, 46,000-square-foot lease with fashion icon Alexander Wang, who is relocating his company's global headquarters to the Fulton Market Building, bringing the building to 100% leased.

Alexander Wang joins Nike's S23NYC Studio, ESPN's New York Studios and other notable brands which have made the Seaport their home.

At a time when employers have difficulty getting their teams to the office, the Seaport has become a highly sought-after location for tenants attracted by access to New York City's waterfront and iconic views as well as the neighborhood's walkability and connection to the area's independent retailers, restaurants, art galleries and entertainment venues.









TIN BUILDING
P.17
NYC
BY JEAN-GEORGES
T. CAFE

MAKITIKI

2022 RESULTS

# The Seaport

The Seaport reported $88.5 million of revenue in 2022, representing a 61% increase compared to 2021—driven by a nearly 50% increase in foot traffic, higher demand at all managed restaurants, a longer summer concert series, and an increase in the number of private events.

The Rooftop at Pier 17 had its most successful concert series to date, with 60 performances that sold 188,000 tickets, representing over 90% of available ticket inventory. We made great progress in 2022 on our path to profitability at the Seaport.

Throughout the year, the Seaport hosted a variety of top artists and specialty events such as ApeFest—a three-day takeover of Pier 17 by the Bored Ape Yacht Club, which was among the biggest events of 2022 in the NFT community.



**46,000**

square-foot lease with fashion icon Alexander Wang



**~50%**

increase in foot traffic vs. 2021



**$88.5M**

in revenue

# Building a Strong Foundation for Success

# Financial Discipline and
# a Robust Balance Sheet

As we have emerged out of the pandemic, we continue to refine and streamline our business, which has resulted in significantly reduced overhead costs while our operating results continue to be at, or near, record levels.

The strong results we achieved in 2022 were even more impressive considering they were achieved with G&A of $82 million—a nearly 30% reduction from our overhead run-rate of $120 million in 2019.

We ended 2022 with a balance sheet with over $625 million of cash and only $228 million of debt—out of our nearly $5 billion balance— maturing over the next two years. Our strong balance sheet coupled with the robust cash flow generated from our business segments has allowed us to deploy significant capital back into the business via new developments, new ventures and share buybacks.

Our capital markets team once again had a tremendous year and successfully extended HHC's debt maturities. HHC is a highly attractive borrower for lenders in light of our track record for superb performance, our extremely high-quality assets in favored geographies, and our corporate non-REIT structure which allows us to retain capital and build a strong balance sheet.

In 2022, we closed on $2 billion in financings that included new financings, refinancings, construction loans, and MPC credit facilities. We have limited near-term debt maturities, with six-year weighted-average debt maturity at an average rate of 5.2% with 100% of our debt now either fixed, capped, or hedged.

During the year, we closed on six office loans totaling $317 million, two retail loans totaling $220 million and five multi-family loans totaling $368 million. Most of these financings replaced existing loans already on the properties, with the largest being the retirement of our Senior Secured Credit Facility that was scheduled to mature in 2023. We paid down the balance and concurrently secured a $200 million loan for our retail assets in Ward Village and a $75 million loan secured by select office assets in Columbia that were originally included as collateral in the Senior Secured Credit Facility.

We also secured loans for our projects under construction in our active development pipeline. Across our latest projects—including The Park Ward Village condo building in Honolulu, Creekside Park and Memorial Hermann medical office buildings in The Woodlands, and Wingspan single-family built-to-rent in Bridgeland—we obtained $459 million in new construction loans.

In our MPCs, we closed on two loans that totaled $640 million which will support future horizontal land development. In Bridgeland, we upsized our existing $275 million credit facility by an additional $200 million secured by the growing balance of MUD receivables (reimbursements by the municipal utility districts for certain horizontal developments) in this MPC. For Floreo—the first 3,000-acre village of our new Teravalis—we secured a $165 million facility backed by CFD receivables.



# Decades of Dedicated Stewardship

For generations, HHC's communities have always been guided by our founding principles of the highest-quality stewardship and an unending commitment to sustainable growth—which we have advanced through innovation, technology, and by continually raising our own goals. We foster a culture of inclusivity that values and promotes health, wellness, and social connectivity. We continued throughout the year to expand programs that keep our people and our places at the center of our business and reaffirm the natural environment as a key stakeholder critical to the success of our communities.

In 2022, we were proud to be recognized as a global industry leader in sustainability, earning the top ranking in the U.S. Diversified Listed peer group for the 2022 GRESB Real Estate Assessment's Standing Investments Benchmark. HHC was also recognized during the year as Sector Leader in the Americas Diversified category for our sustainability performance and best practices within the real estate industry.

In addition, The Woodlands became the world's largest master planned community to achieve LEED precertification, and both The Woodlands and Bridgeland became the first master planned communities in Texas to achieve this status.

We are proud to have achieved our 10-year sustainability goals that we set in 2017 and are now in the process of reevaluating and redefining new goals as we remain committed to our tradition of stewardship and advancing long-term sustainable development.

Along with our goals for the sustainable growth of our MPCs, we want all of our communities to be highly appealing environments for all of our residents and tenants. We build upon the collective legacy of the industry pioneers who founded our communities, including James Rouse, a visionary who reimagined the concept of community—designed to better meet the needs and yearnings of its people and deliver an unmatched quality of life.





# Commitment to an Inclusive and Sustainable Future

Our continued partnership with Project Destined—the acclaimed mentorship program which we have introduced into the Greater Houston area—is helping us achieve our goals by creating opportunities for a more diverse group of future innovators. We have continued to demonstrate great strides in student engagement, and we have entered a multi-year partnership with Project Destined that will allow us to expand our commitment to longer-term programs.

This past summer, we welcomed 23 interns to participate in our second annual Summer Associate Program and hired our fourth full-time HHC team member from this program. Through our second annual HHScholars Program—which continues to grow our long-term pipeline of diverse incoming talent and enhances our employer brand awareness—we awarded three scholarships to incoming college freshmen who grew up in and around our communities across the country.

During the year, we committed to sponsor five HHC employees to take part of Project REAP's 2023 Academy. Project REAP (The Real Estate Associate Program) is the industry's oldest nonprofit committed to advancing diversity within the commercial real estate industry. This organization provides underrepresented emerging talent within our industry an opportunity to learn the fundamentals of commercial real estate in a 10-week program taught by industry leaders across the country.

We have also partnered with REEC (Real Estate Executive Council)—a not-for-profit professional trade association composed of individuals of color working in the commercial real estate industry across the country—to provide program and policy development opportunities for our company and its employees.



LOOKING AHEAD

# Maintaining a Long-Term View

It is the questions we explore today and the innovations we drive forward—as a company, as members of our communities, and as collaborators with the many key stakeholders with whom we work on vast, complex projects across the nation—that will shape our future.

In 2022, we bolstered our executive leadership team, appointed Carlos Olea as Chief Financial Officer, Jesse Carrillo as Chief Innovation Officer, and we welcomed our new Chief People Officer, Dr. Hope VonBorkenhagen, whose extensive background in executive-level human resources is amplifying our efforts to create the next generation of industry leaders.

I am tremendously proud of the exceptional team that we have built at HHC, the culture that we have created, and the professional development of our team members who are growing up through our organization. It is a great self-fulfilling cycle that we approach in terms of decades, always thinking long-term about making the right investments to grow our incredible communities and the next generation of leaders who will shape how we live and build the future.

Our purpose at HHC is to improve the lives of our residents, consumers, and tenants in our communities. The better we make their lives, the more long-term value we build for our shareholders. As always, we continue to build to meet market demand—and while no company will be immune to the near-term market uncertainties, we are poised to continue to advance new developments and provide Americans with the ideal communities they want to call home. With our unmatched land ownership in highly desirable regions, our exceptional portfolio of assets, and our significant pipeline for future growth, we are well-positioned to continue our established trajectory of success for the years to come.


#HHCARES

David R. O'Reilly
**CHIEF EXECUTIVE OFFICER**
**MAY 2023**

# 2022 Form 10-K

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

## FORM 10-K

(MARK ONE)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

### For the fiscal year ended December 31, 2022

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

**For the transition period from          to**

**Commission File Number 001-34856**



## THE HOWARD HUGHES CORPORATION

(Exact name of registrant as specified in its charter)

| **Delaware** | **36-4673192** |
|:---:|:---:|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification Number) |

### 9950 Woodloch Forest Drive, Suite 1100, The Woodlands, Texas 77380

(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code **(281) 719-6100**

Securities registered pursuant to Section 12(b) of the Act:

| **Title of each class:** | **Trading Symbol(s)** | **Name of each exchange on which registered:** |
|:---:|:---:|:---:|
| Common stock, par value $0.01 per share | HHC | New York Stock Exchange |

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☒  No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | | | |
|---|---|---|---|---|---|
| Large accelerated filer | ☒ | Accelerated filer | ☐ | Emerging growth company | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ | | |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).  Yes ☐  No ☒

As of June 30, 2022, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $2.2 billion based on the closing sale price as reported on the New York Stock Exchange.

The number of shares of common stock, $0.01 par value, outstanding as of February 20, 2023 was 49,801,858.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the registrant's Proxy Statement for its 2022 Annual Meeting of Stockholders are incorporated by reference in Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K. The registrant intends to file its Proxy Statement with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2022.

# TABLE OF CONTENTS

Page

**CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS**

Throughout this Annual Report on Form 10-K (Annual Report), references to the "Company," "HHC," "we," and "our" refer to The Howard Hughes Corporation and its consolidated subsidiaries, unless the context requires otherwise. This Annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (Securities Act) and Section 21E of the Securities Exchange Act of 1934 (Exchange Act). All statements other than statements of historical fact included in this Annual Report are forward-looking statements. Forward-looking statements give our current expectations relating to our financial condition, results of operations, plans, objectives, future performance, or business. You can identify forward-looking statements by the fact that they do not relate strictly to current or historical facts. These statements may include words such as "anticipate," "believe," "estimate," "expect," "forecast," "intend," "likely," "may," "plan," "project," "realize," "should," "transform," "would," and other statements of similar expression. Forward-looking statements should not be relied upon. They give our expectations about the future and are not guarantees.

Forward-looking statements include:

– accelerated growth in our core Master Planned Communities (MPC) assets
– expected performance of our stabilized, income-producing properties and the performance and stabilization timing of properties that we have recently placed into service or are under construction
– forecasts of our future economic performance
– expected capital required for our operations and development opportunities for our properties
– impact of technology on our operations and business
– expected performance of our segments
– expected commencement and completion for property developments and timing of sales or rentals of certain properties
– estimates of our future liquidity, development opportunities, development spending and management plans
– the potential impact of a resurgence of the COVID-19 pandemic on our business, our tenants and the economy in general, and our ability to accurately assess and predict such impacts on the financial condition, results of operations, cash flows and performance of our Company; and
– descriptions of assumptions underlying or relating to any of the foregoing

These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements to materially differ from any future results, performance and achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:

– macroeconomic conditions such as volatility in capital markets, and a prolonged recession in the national economy, including any adverse business or economic conditions in the homebuilding, condominium-development, retail and office sectors
– our inability to obtain operating and development capital, including our inability to obtain or refinance debt capital from lenders and the capital markets
– rising interest rates and inflation
– the availability of debt and equity capital
– our ability to successfully identify, acquire, develop and/or manage properties on terms that are favorable to us
– our ability to compete effectively, including the potential impact of heightened competition for tenants and potential decreases in occupancy at our properties
– general inflation, including core and wage inflation; commodity and energy price and currency volatility; as well as monetary, fiscal and policy interventions in anticipation of our reaction to such events, including increases in interest rates
– mismatch of supply and demand, including interruptions of supply lines
– extreme weather conditions or climate change, including natural disasters, that may cause property damage or interrupt business
– the impact of a resurgence of COVID-19 on our businesses, our tenants and the economy, including as described above
– contamination of our property by hazardous or toxic substances
– terrorist activity, acts of violence, or breaches of our data security
– losses that are not insured or exceed the applicable insurance limits
– our ability to lease new or redeveloped space
– our ability to obtain the necessary governmental permits for the development of our properties and necessary regulatory approvals pursuant to an extensive entitlement process involving multiple and overlapping regulatory jurisdictions, which often require discretionary action by local governments
– increased construction costs exceeding our original estimates, delays or overruns, claims for construction defects, or other factors affecting our ability to develop, redevelop or construct our properties

**HHC** 2022 FORM 10-K | **2**

- regulation of the portion of our business that is dedicated to the formation and sale of condominiums, including regulatory filings to state agencies, additional entitlement processes and requirements to transfer control to a condominium association's board of directors in certain situations, as well as potential defaults by purchasers on their obligations to purchase condominiums
- fluctuations in regional and local economies, the impact of rising interest rates on residential housing and condominium markets, local real estate conditions, tenant rental rates and competition from competing retail properties and the internet
- inherent risks related to disruption of information technology networks and related systems, including cyber security attacks
- our ability to attract and retain key personnel
- our ability to collect rent and attract tenants
- our indebtedness, including our $750,000,000 5.375% Senior Notes due 2028, $650,000,000 4.125% Senior Notes due 2029 and $650,000,000 4.375% Senior Notes due 2031, contain restrictions that may limit our ability to operate our business
- our directors' involvement or interests in other businesses, including real estate activities and investments
- our inability to control certain of our properties due to the joint ownership of such property and our inability to successfully attract desirable strategic partners
- catastrophic events or geopolitical conditions, such as the COVID-19 pandemic and resurgence of different variants that may disrupt our business; and
- the other risks described in Item 1. *Business*, Item 1A. *Risk Factors* and Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* of this Annual Report

Any factor could, by itself, or together with one or more other factors, adversely affect our business, results of operations, plans, objectives, future performance or financial condition. Other factors not described in this Annual Report also could cause results to differ from our expectations. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. These forward-looking statements present our estimates and assumptions only as of the date of this Annual Report. Except as may be required by law, we undertake no obligation to modify or revise any forward-looking statements to reflect events or circumstances occurring after the date of this Annual Report.

## PART I

# Item 1.  Business

## OVERVIEW

Our award-winning assets include one of the nation's largest portfolios of master planned communities (MPCs) spanning approximately 118,000 gross acres, as well as operating properties, strategic developments, and other unique assets across seven states from New York to Hawai'i. We create some of the most sought-after communities in the country by curating an environment tailored to meet the needs of our residents and tenants. Our unique business model allows us to drive outsized risk-adjusted returns while maintaining a sharp focus on sustainability to ensure our communities are equipped with the resources to last several decades.

We operate through four business segments: Operating Assets, MPCs, Strategic Developments and Seaport. We create a unique and continuous value-creation cycle through operational and financial synergies associated with our three primary business segments of Operating Assets, MPCs and Strategic Developments. In our MPC segment, we plan, develop and manage small cities and large-scale, mixed-use communities, in markets with strong long-term growth fundamentals. This business focuses on the horizontal development of residential land. The improved acreage is then sold to homebuilders who build and sell homes to new residents. New homeowners create demand for commercial developments, such as retail, office, multi-family and self-storage offerings. We build these commercial properties through Strategic Developments at the appropriate time using the cash flow harvested from the sale of land to homebuilders, which helps mitigate development risk. Once the commercial developments are completed, the assets transition to Operating Assets, which increase recurring Net Operating Income (NOI), further funding our Strategic Developments. New office, retail and other commercial amenities make our MPC residential land more appealing to buyers and increase the velocity of land sales at premiums that typically exceed the broader market. This increased demand for residential land generates more cash flow from MPCs, thus continuing the value-creation cycle. Our fourth business segment, the Seaport, is one of the few multi-block districts largely under private management by a single owner in New York City. This historic waterfront area is being revitalized and enhanced into a mixed-use neighborhood featuring unique culinary and entertainment offerings.

Our assets are located across the United States with the vast majority of the assets in our Operating Assets segment located within our MPCs. This helps us achieve scale and, in most cases, critical mass, which leads to; pricing power in lease and vendor negotiations; increased ability to attract, hire and retain the best local leadership and leasing teams; flexibility to meet changing customer demands; and enhanced ability to identify and capitalize on emerging opportunities. Our MPCs, including our Floreo (formerly named Trillium) joint venture, span approximately 118,000 gross acres, with approximately 25,000 residential acres of land remaining to be developed and sold in high-demand geographic areas. In addition to the residential land, our MPC segment contains approximately 13,000 acres designated for commercial development or sale to non-competing users such as hospitals. This land is held in our MPC segment until we identify demand for a new commercial development, at which point the land is transitioned into our Strategic Developments segment.

We were incorporated in Delaware in 2010. Through our predecessors, we have been in business for several decades. Financial information about each of our segments is presented in Note 18 - *Segments* in the Notes to Consolidated Financial Statements under Item 8 of this Form 10-K.

## Our Competitive Strengths

We distinguish ourselves from other real estate companies through the following competitive strengths:

– *Track Record of Value Creation*. We have completed the development of 7.5 million square feet of office and retail operating properties, 4,637 multi-family units and 909 hospitality keys since 2011. Excluding land which we own, we have invested approximately $3.0 billion in these developments, which is projected to generate a 9.3% yield on cost, a significant spread over market cap rates which, in turn, has generated meaningful value for our shareholders. These investments and returns exclude condominium development as well as projects under construction such as the Seaport. We exclude condominium developments since they do not result in recurring NOI, and we exclude projects under development due to the wider range of NOI they are expected to generate upon stabilization. In Ward Village, we have either opened or have under construction 3,591 condominium units, which have approximately 97.5% units sold as of December 31, 2022.

– *Unique, Diverse Portfolio*. We own a portfolio with many diverse market-leading assets located across seven states with a combination of steady cash flow and longer-term value creation opportunities.

– *Significant Value Creation Opportunity*. We have an exceptional development pipeline with over 100 million square feet of vertical entitlements remaining across our portfolio. This represents approximately 13 times the 7.5 million square feet we have delivered in the last twelve years without having to acquire another development site or external asset, which we believe is a significant competitive advantage over other real estate development corporations.

– *Flexible Balance Sheet*. We ended the year with $626.7 million of cash on hand. As of December 31, 2022, our total debt equaled approximately 49.4% of the book value of our total assets, which we believe is significantly less than our market value. Our net debt, which includes our share of debt of unconsolidated ventures less cash and Special Improvement District (SID) and Municipal Utility District (MUD) receivables, equaled approximately 45.9% of our total enterprise value. Unconsolidated ventures refer to partnerships or joint ventures primarily for the development and operation of real estate assets. Our strong balance sheet provides substantial insulation against potential downturns and provides us with the flexibility to evaluate new real estate project opportunities.

– *Self-Funded Business Plan*. One of our key differentiators is our ability to self-fund significant portions of our new development without having to dispose of our recently completed developments. Our residential land sales, recurring NOI and profits on the sales of condominium units generate substantial amounts of free cash flow, which is used to fund the equity required to execute our many development opportunities. Furthermore, we are not required to pay dividends nor are we restricted from investing in any asset type, amenity or service, unlike many other real estate companies, which are limited in their activities because they have elected to be taxed as a real estate investment trust (REIT). We believe our structure currently provides us with significant financial and operating flexibility to maximize the value of our real estate portfolio.

## Competition

The nature and extent of our competition depends on the type of property involved. With respect to our Operating Assets segment and our Landlord Operations within the Seaport segment, we primarily compete for retail, office and multi-family tenants. We also compete for residential tenants in our Operating Assets segment. We believe the principal factors that retailers consider in making their leasing decisions include: (1) consumer demographics; (2) age, quality, design and location of properties; (3) neighboring real estate projects that have been developed or that we, or others, may develop in the future; (4) diversity of retailers and anchor tenants at shopping center locations; (5) management and operational expertise; and (6) rental rates. The principal factors influencing tenant leasing decisions for our office space include: (1) rental rates; (2) attractive views; (3) amenities; (4) walkable retail; (5) commute time; (6) efficiency of space; and (7) demographics of the available workforce. For residential tenants of our multi-family properties in our Operating Assets segment, we believe the principal factors that impact their decision of where to live are: (1) walkability/proximity to work; (2) amenities; and (3) the best value for their money.

With respect to our MPC segment, we compete with other landholders and residential and commercial property developers primarily in the development of properties within Las Vegas, Nevada; the greater Houston, Texas area; Phoenix, Arizona; and the Baltimore, Maryland/Washington, D.C. markets. Significant factors that we believe allow us to compete effectively in this business include:
– the size and scope of our MPCs
– strong reputation within the industry and years of experience serving our communities
– the recreational and cultural amenities available within our communities
– the commercial centers in the communities, including the properties that we own and/or operate or may develop
– our relationships with homebuilders
– our level of debt relative to total assets
– the proximity of our developments to major metropolitan areas

With respect to the Managed Businesses and Events & Sponsorships within our Seaport segment, the restaurant and event industry is intensely competitive with respect to the type and quality of food, price, service, restaurant or event location, personnel, brand, attractiveness of facilities, availability of carryout and home delivery, internet and mobile ordering capabilities and effectiveness of advertising and marketing. We compete in the New York area for guests, management and hourly personnel.

With respect to our Strategic Developments segment and certain assets subject to development in our Seaport segment, including 250 Water Street, our direct competitors include other commercial property developers and other owners of commercial real estate that engage in similar businesses. With respect to our Strategic Developments segment, we also compete with residential condominium developers. With significant existing entitlements, we hold an advantage over many of our competitors in our markets in that we already own and control, or have significant influence over, substantial acreage for development. We also own the majority of square feet of each product type in many of our markets.

## Available Information

Our website address is www.howardhughes.com. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other publicly filed documents, including all exhibits filed therewith, are available and may be accessed free of charge through the Investors section of our website under the SEC Filings subsection, as soon as reasonably practicable after those documents are filed with, or furnished to, the SEC at www.sec.gov. Also available through the Investors section of our website are reports filed by our directors and executive officers on Forms 3, 4 and 5, and amendments to those reports. Our website and included or linked information on the website are not incorporated into this Annual Report on Form 10-K. From time to time, we use our website as an additional means of disclosing public information to investors, the media and others interested in us.

## BUSINESS SEGMENTS

The following further describes our four business segments and provides a general description of the assets comprising these segments. Refer to Item 2. *Properties* for additional details on individual properties, including assets by reportable segment, geographic location and predominant use at December 31, 2022. This section should be referred to when reading Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*, which contains information about our financial results and operating performance for our business segments.

## Operating Assets

We have developed many of the assets in our Operating Assets segment since the Company's inception in 2010. As of December 31, 2022, we have 75 Operating Assets, including our investments in unconsolidated ventures, consisting of 12 retail properties, 35 office properties, 15 multi-family properties and 13 other operating properties or investments. Excluding our projects under construction, we own approximately 8.8 million square feet of retail and office space and 5,030 multi-family units.

We believe that the long-term value of our Operating Assets is driven by their concentration in our MPCs where we have a unique level of control and competitive advantage. We believe that these assets have the potential for future growth by increasing rental rates, absorbing remaining vacancy and changing the tenant mix in retail centers to improve gross sales revenue of our tenants, thereby increasing rents. Revenue is primarily generated through rental services and is directly impacted by trends in rental rates and operating costs.

We will also occasionally sell an operating asset when it does not complement our existing properties or no longer fits within our current strategy. In 2022, the Company completed the sale of three retail properties, Outlet Collection at Riverwalk, Lake Woodlands Crossing and Creekside Village Green, as well as the Company's interest in the 110 North Wacker office property, for total net proceeds of $215.9 million.

For certain assets, we believe there are opportunities to improve operating performance through redevelopment or repositioning. Redevelopment plans for these assets may include office, retail or residential space, shopping centers, movie theaters, parking complexes or open space. The redevelopment plans may require that we obtain permits, licenses, consents and/or waivers from various parties. These opportunities will require new capital investment and vary in complexity and scale. The redevelopment opportunities range from those that would have minimal disruption to the property to those requiring partial or full demolition of existing structures for new construction. Factors we evaluate in determining whether to redevelop or reposition an asset include the following: (1) existing and forecasted demographics surrounding the property; (2) competition related to existing and/or alternative uses; (3) existing entitlements of the property and our ability to change them; (4) compatibility of the physical site with proposed uses; and (5) environmental considerations, traffic patterns and access to the properties.

We generally transfer an operating asset that is being repositioned or redeveloped into our Strategic Developments segment when we close operations at a property and/or begin construction on the redevelopment project. Upon completion of construction or renovation of a development or redevelopment, the asset is fully or partially placed in service and transferred back into our Operating Assets segment.

## Master Planned Communities

As of December 31, 2022, we own the MPCs of Summerlin in Las Vegas; The Woodlands, The Woodlands Hills and Bridgeland in the Houston region; Teravalis (formerly named Douglas Ranch) in the Phoenix region; and Columbia in Maryland. Our MPC segment includes the development and sale of residential and commercial land, primarily in large-scale, long-term projects. These developments often require decades of investment and continued focus on the changing market dynamics surrounding these communities. We believe that the long-term value of our MPCs remains strong because of their competitive positioning in their respective markets, our in-depth experience in diverse land use planning and the fact that we have substantially completed the entitlement processes within the majority of our communities.

Our MPCs have won numerous awards for design excellence and for community contribution. Summerlin and Bridgeland were again ranked by Robert Charles Lesser & Co., LLC (RCLCO), capturing ninth and twentieth highest-selling master planned communities in the nation, respectively, for the year ended December 31, 2022.

We expect the competitive position, desirable locations and land development expertise to drive the long-term growth of our MPCs. As of December 31, 2022, our MPCs, including our Floreo unconsolidated joint venture near Phoenix, Arizona, encompass approximately 118,000 gross acres of land and include approximately 37,000 acres of land available for sale or development. Residential sales, which are generated primarily from the sale of finished lots and undeveloped superpads to residential homebuilders and developers, include standard and custom parcels designated for detached and attached single-family homes, and range from entry-level to luxury homes. Superpad sites are generally 10 to 25-acre parcels of unimproved land where we develop and construct the major utilities (water, sewer and storm drainage) and roads to the borders of the parcel and the homebuilder completes the on-site utilities, roads and finished lots. Revenue is also generated through builder price participation with homebuilders.

We also occasionally sell or lease land for commercial development when we deem its use will not compete with our existing properties or our development strategy. Commercial sales include land parcels designated for retail, office, hospitality, high-density residential projects (e.g., condominiums and apartments), services and other for-profit activities, as well as those parcels designated for use by government, schools and other not-for-profit entities.

## Seaport

The Seaport spans approximately 473,000 square feet and several city blocks, including Pier 17, the Tin Building, the Historic District and the 250 Water Street development. Our Seaport segment is part non-stabilized operating asset, part development project and part operating business. Due to the range of asset types discussed above, we categorize the businesses in the Seaport segment into the following groups: Landlord Operations, Managed Businesses, the Tin Building and Events and Sponsorships.

Throughout 2022, we have continued to execute on our long-term vision for the Seaport. In the first quarter of 2022, the Company paid $45 million for a 25% interest in Jean-Georges Restaurants, which currently operates over 40 restaurant and hospitality offerings around the world. The Company also paid $10 million in exchange for the option to acquire up to an additional 20% interest in Jean-Georges Restaurants. In the third quarter of 2022, the Company opened the Tin Building, which includes both landlord operations and managed business. The Company owns 100% of the Tin Building which is leased 100% to the Tin Building by Jean-Georges joint venture, a managed business in which the Company has an equity ownership interest.

In October 2020, we announced our comprehensive proposal for the redevelopment of 250 Water Street, which includes the transformation of this underutilized full-block surface parking lot into a mixed-use development that will include affordable and market-rate apartments, community-oriented spaces and office space. This project, which includes approximately 547,000 zoning square feet, presents a unique opportunity at the Seaport to redevelop this site into a vibrant mixed-use asset, provide long-term viability to the South Street Seaport Museum and deliver much-needed affordable housing and economic stimulus to the area. In May 2021, we received approval from the New York City Landmarks Preservation Commission (LPC) on our proposed design for the 250 Water Street site. HHC received final approvals in December 2021 through the New York City Uniform Land Use Review Procedure known as ULURP, which will allow the necessary transfer of development rights to the parking lot site. Also in December 2021, an amendment to the Seaport ground lease was executed giving HHC extension options, at the discretion of HHC, for an additional 48 years from its current expiration in 2072 until 2120. We received a building foundation permit from the New York City Department of Buildings and began initial foundation work and remediation in the second quarter of 2022. Remediation of the site as a volunteer of the New York State Brownfield Cleanup program is expected to be completed in 2023. Various lawsuits have been filed challenging the LPC's approval of our development project. For additional information regarding these lawsuits, see Note 10 - *Commitments and Contingencies* in the Notes to Consolidated Financial Statements under Item 8 of this Form 10-K.

Total estimated aggregate project costs remaining to be spent and funded by HHC as of December 31, 2022, for the Seaport projects currently under construction, excluding the 250 Water Street development, are $38.9 million.

## Strategic Developments

Our Strategic Developments segment consists of 14 development or redevelopment projects, including developments within our MPCs that will transition to Operating Assets upon completion and condominium towers at Ward Village. Many of these developments require extensive planning and expertise in large-scale and long-range development to maximize their highest and best uses. The strategic process is complex and unique to each asset and requires ongoing assessment of the changing market dynamics prior to the commencement of construction. We must study each local market, determine the highest and best use of the land and necessary improvements to the area, obtain entitlements and permits, complete architectural design and construction drawings, secure tenant commitments and obtain and commit sources of capital.

We are in various stages of predevelopment or execution of our strategic plans for many of these assets based on market conditions. As of December 31, 2022, we had six properties under construction and not yet placed into service. We generally obtain construction financing to fund a significant amount of the costs associated with developing these assets. Total estimated aggregate project costs remaining to be spent on our properties under construction as of December 31, 2022, were $1.1 billion, of which $126.0 million will be funded by HHC and the remaining cost will be funded with existing debt.

# ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

Our expansive portfolio and tremendous scale give HHC a unique opportunity to build next-generation communities and make a meaningful, positive impact on people's lives at a local, regional and national level. We are acutely aware of the responsibility that comes along with that opportunity. Building on our reputation for excellence and innovation, we remain focused on making our developments sustainable; giving back to our communities; protecting our landscapes; supporting inclusivity; and establishing communities that create value and well-being for generations to come.

Acknowledging the power of our scale, as well as the opportunities for taking climate action, we are amplifying and accelerating our efforts to further advance resiliency, conservation, innovation, and inclusion throughout our large-scale, mixed-use communities. We have aligned our community strategies to support the United Nations Sustainable Development Goals (UN SDGs), defined by the UN as the blueprint for achieving a better and more sustainable future for all—a framework that helps us view our people-centric approach to development and management through the global lens of our planet's most pressing issues.

Our program is overseen by our CEO, President and Board of Directors. Additional details on our sustainable, inclusive and transparent approach are available in our latest ESG annual report now called the HHCommunities Report, which can be found on the Company's website (https://www.howardhughes.com/our-company/esg). This annual report looks back at the collective efforts of the Howard Hughes team in 2021. It reflects each business segment and region across our national portfolio of Master Planned Communities (MPCs), Strategic Developments, Operating Assets and the Seaport. Our disclosure is in accordance with the Global Reporting Initiative's (GRI) 2020 Standards. Prior to this report, the most recent report was published in November 2021 and covered calendar year 2020.

## Environmental Strategy and Performance

Our guiding principle that drives the development of our award-winning master planned communities is, 'How you live, how we build'. Each community manages and addresses its unique context through resilient planning, green building design, high operational performance and ongoing risk management. We continue to monitor and refine our approach as developments transition into operating assets in order to ensure continued support for the responsible use of resources, conservation and efficiency measures. From an operational standpoint, we measure energy, water, emissions and waste performance and proactively pursue efforts to reduce our impact across our portfolio. These efforts align with UN Sustainable Development Goals 6, 7, 12, 13 and 15, all of which focus on climate health and responsible resource stewardship. We complement this holistic approach with programs and actions customized for the age, asset type and regional considerations of our diverse properties. Data-driven analysis, engineering insights and occupant feedback drive unique strategies for each of our buildings.

In 2017, we set 10-year environmentally focused goals for energy use reduction, water use reduction, waste reduction and diversion and carbon emission reduction. We report our progress against the goals annually in our HHCommunities report and leverage industry leadership programs to benchmark environmental performance. Our sustainability report highlighted our management of climate-related risks and opportunities in line with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. Annually we work with DNV Business Assurance USA, Inc. to externally confirm our energy consumption, water consumption, greenhouse gas emissions and waste data. Leadership in Energy and Environmental Design (LEED), U.S. Environmental Protection Agency's (EPA) ENERGY STAR and BOMA 360 certifications validate our use of sustainable design, construction and operations principles that result in reduced resource usage, decreased emissions and better well-being for building occupants. We achieved 16 ENERGY STAR certifications, 10 BOMA 360 certifications, 1 LEED certification, 2 LEED precertifications and 10 LEED registered projects, raising our total count to 82 active and pending certifications. The Woodlands, established in 1974, is the largest MPC in the world to receive LEED precertification; the recognition demonstrates HHC's alignment with sustainability principles for nearly five decades.

In 2022, HHC was recognized by Global Real Estate Sustainability Benchmark (GRESB) for its sustainability leadership, earning the top ranking in the U.S. Diversified Listed peer group for the 2022 GRESB Real Estate Assessment's Standing Investments Benchmark. The Company was also recognized as Sector Leader in the Americas Diversified category for its sustainability performance and best practices within the real estate industry. HHC's first-place peer group ranking was determined by its strong portfolio-wide performance across topics of sustainability, inclusion and transparency. Two key scoring components of the Real Estate Assessment include management and performance. The management component measures an entity's overall strategy and leadership, approach to stakeholder engagement, and policies and processes. The performance component measures an entity's environmental and social performance.

## Social Strategy and Impact

**Human Capital**  We build vibrant, diverse, and culturally rich communities that deliver an exceptional quality of life for generations to come. Our dedicated and talented team continues the work of the forward-thinking placemakers—James Rouse, George Mitchell, Victoria Ward and Howard Hughes—whose collective legacy of innovation, imagination, and excellence form the basis of our company. As of December 31, 2022, we had approximately 565 employees supporting our core business, with an additional 175 employed at the Las Vegas Ballpark, including seasonal staff required to support ongoing ballpark events and merchandising operations.

The continuous development of our employees—at work, and at home—is intrinsically linked to our Company's ever-evolving creation and stewardship of inclusive, sustainable community living. We encourage continued learning through tuition reimbursement, student debt management resources, and a fund for non-job-related training. To support our employees' personal well-being, we offer competitive programs for our employees and their families at all stages of life, including a robust health benefits plan, 401k match plan, up to 12 weeks of fully paid leave for parents welcoming new children, financial support of adoption, donation, and surrogacy services, and bicycle reimbursement.

In 2022, HHC continued to build upon our Diversity, Equity, and Inclusion (DEI) strategies to elevate our overall goals and experiences for our employees and communities. We strive for diversification and retention of talent that ultimately drives top performance, diverse thought, inclusive culture, and leadership development. We invest in processes that help to activate equitable access for employee growth, both personally and professionally. We provide opportunities for all to develop a sense of belonging, fair representation, and engagement through initiatives such as trainings, strategic talent acquisition partnerships, Employee Resource Groups, and annual DEI goals. As of December 31, 2022, our workforce was 52% female and 35% ethnically diverse. Employees at a Vice President level or above were 31% female and 19% ethnically diverse. Through multiple initiatives, we continue to find opportunities to increase the diversity of our teams.

In addition to our focus on our employees, we are highly attuned to how we impact the lives of those within our communities, and we support over 350 causes of local charities through monetary donations and volunteerism within our HHCares program. In 2022, the Company donated over $3.9 million nationwide, and matched more than $80,000 of individual employee donations to registered 501c3 non-profit organizations. Our employees also donated upwards of 1,300 hours of volunteer time throughout 2022.

At Howard Hughes, we recognize that our people are the lifeblood of all we do, and we are committed to supporting them in all aspects of life. We believe better people make better companies, and better companies build better communities.

## Governance and Risk Management

In order to identify, monitor, and mitigate potential risks that could impact our organization and investors, The Howard Hughes Corporation has made governance and risk management a top Board priority. As part of our corporate governance framework, we have a formal Enterprise Risk Management (ERM) Program that is overseen by the Board's Risk Committee and led by our Risk Management team. The Risk Committee helps to evaluate the effectiveness of the ERM Program and the performance of the Risk Management team. It also reviews and monitors risks that have been identified and are considered critical by management, such as capital, market, liquidity, legal, regulatory, operational, reputational and strategic risks. The Risk Committee reviews and approves periodic risk assessment results and reviews risk mitigation activities deemed material by management. The Risk Committee also reviews risk mitigation activities for emerging risks and oversees management's approach to fostering a risk-intelligent culture.

HHC's program is shaped and supported by the Board and encompasses a range of corporate governance policies and guidelines that include but are not limited to: Anti-Corruption Compliance Policy, Board Diversity Policy, Cybersecurity Policy, Code of Business Conduct and Ethics for Officers and Employees, Code of Business Conduct and Ethics for the Board of Directors, Corporate Governance Guidelines, and Insider Trading Policy. These policies and our Human Rights Policy are published on the Company's website (https://investor.howardhughes.com/documents).

## REGULATORY MATTERS

A portion of our business is dedicated to the development and sale of condominiums. Condominiums are generally regulated by an agency of the state in which they are located or where the condominiums are marketed to be sold. In connection with our development and offering of condominium units for sale, we must submit regulatory filings to various state agencies and engage in an entitlement process by which real property owned under one title is converted into individual units. Responses or comments on our condominium filings may delay our ability to sell condominiums in certain states and other jurisdictions in a timely manner, or at all. In addition, approval to develop real property sometimes requires political support and generally entails an extensive entitlement process involving multiple and overlapping regulatory jurisdictions and often requires discretionary action by local governments. Real estate projects must generally comply with local land development regulations and may need to comply with state and federal regulations. We incur substantial costs to comply with legal and regulatory requirements.

Various local, state and federal statutes, ordinances, rules and regulations concerning building, health and safety, site and building design, environment, zoning, sales and similar matters apply to and/or affect the real estate development industry. Our ability to obtain or renew permits or approvals and the continued effectiveness of permits already granted or approvals already obtained depends on factors beyond our control, such as changes in federal, state and local policies, rules and regulations and their interpretations and application.

There is a variety of legislation being enacted, or considered for enactment, at the federal, state and local levels relating to energy and climate change. This legislation relates to items such as carbon dioxide emissions control and building codes that impose energy efficiency standards. New building code requirements that impose stricter energy efficiency standards could significantly increase our cost to construct buildings. As climate change concerns continue to grow, legislation and regulations of this nature are expected to continue and become more costly to comply with. We may be required to apply for additional approvals or modify our existing approvals because of changes in local circumstances or applicable law. Energy-related initiatives affect a wide variety of companies throughout the United States and the world and, because our operations are heavily dependent on significant amounts of raw materials, such as lumber, steel and concrete, they could have an indirect adverse impact on our operations and profitability to the extent the manufacturers and suppliers of our materials are burdened with expensive cap and trade and similar energy-related taxes and regulations. Governmental regulation also affects sales activities, mortgage lending activities and other dealings with consumers. Further, government agencies routinely initiate audits, reviews or investigations of our business practices to ensure compliance with applicable laws and regulations, which can cause us to incur costs or create other disruptions in our business that can be significant. We may experience delays and increased expenses as a result of legal challenges to our proposed communities, whether brought by governmental authorities or private parties.

Under various federal, state and local laws and regulations, an owner of real estate is liable for the costs of remediation of certain hazardous substances, including petroleum and certain toxic substances (collectively hazardous substances) on such real estate. These laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous substances. The costs of remediation of such substances may be substantial, and the presence of such substances, or the failure to remediate such substances, may adversely affect the owner's ability to sell such real estate or to obtain financing using such real estate as collateral. Other federal, state and local laws, ordinances and regulations require abatement or removal of asbestos-containing materials in the event of demolition or certain renovations or remodeling, the cost of which may be substantial for certain redevelopments, and also govern emissions of and exposure to asbestos fibers in the air. Federal and state laws also regulate the operation and removal of underground storage tanks. In connection with our ownership, operation and management of certain properties, we could be held liable for the costs of remedial action with respect to these regulated substances or tanks or related claims.

Additionally, changes to our procedures or additional procedures, implemented to comply with public health orders or best practice guidelines as a result of the ongoing COVID-19 pandemic, may increase our costs or reduce our productivity and thereby affect our business, financial condition or results of operations.

For further information see Governance and Risk Management above.

## Item 1A. Risk Factors

*The risks and uncertainties described below are those that we deem currently to be material, and do not represent all of the risks that we face. Additional risks and uncertainties not presently known to us or that we currently do not consider material may in the future become material and impair our business operations. If any of the following risks actually occur, our business could be materially harmed, and our financial condition and results of operations could be materially and adversely affected. Our business, prospects, financial condition or results of operations could be materially and adversely affected by the following:*

## RISKS RELATED TO OUR INDUSTRY, MARKET AND CUSTOMERS

***Our performance and the market value of our securities are subject to risks associated with our investments in real estate assets and with trends in the real estate industry.***

Our economic performance and the value of our real estate assets and, consequently the market value of the Company's securities, are subject to the risk that our properties may not generate revenues sufficient to meet our operating expenses or other obligations. A deficiency of this nature would adversely impact our financial condition, results of operations, cash flows, the quoted trading price of our securities and our ability to satisfy our debt service obligations.

***A downturn in the housing market or decline in general economic conditions could adversely affect our business, financial condition and operations.***

We believe that new home sales are an important indicator of future demand for our superpad sites, lots and condominium units. Demand for new homes is sensitive to changes in economic conditions such as the level of employment, consumer confidence, consumer income, the availability of financing and interest rate levels. The prior economic downturn severely affected both the number of homes that could be sold in our MPCs and the prices for which homebuilders could sell them. We cannot predict when another economic downturn in the housing market will occur. If there were another economic downturn in the housing market or in general economic conditions, the resulting decline in demand for new homes and condominium units would likely have a material adverse effect on our business, financial condition and results of operations.

***Our condominium sales are sensitive to interest rates and the ability of consumers to obtain mortgage financing.***

Interest rates have increased substantially over the last year and may continue to increase. As a result, mortgage rates more than doubled in fiscal year 2022. The ability of the ultimate buyers of condominiums to finance their purchases is generally dependent on their personal savings and availability of third-party financing. Consequently, the demand for condominiums will be adversely affected by increases in interest rates, unavailability of mortgage financing, increasing housing costs and unemployment levels. Levels of income and savings, including retirement savings, available to condominium purchasers can be affected by declines in the capital markets. Any significant increase in the mortgage interest rates or decrease in available credit could reduce consumer demand for housing, and result in fewer condominium sales, which may have an adverse effect on our business, financial condition and results of operations. We cannot predict whether interest rates will continue to rise, or the paces of the increases, but further increases would likely have a considerable impact on condominium demand.

***Purchasers may default on their obligations to purchase condominiums.***

We enter into contracts for the sale of condominium units that generally provide for the payment of a substantial portion of the sales price at closing when a condominium unit is ready to be delivered and occupied. A significant amount of time may pass between the execution of a contract for the purchase of a condominium unit and the closing thereof. The rate of defaults may increase from historical levels due to the personal finances of purchasers being negatively impacted as a result of higher interest rates or COVID-19. Defaults by purchasers to pay any remaining portions of the sales prices for condominium units under contract may have an adverse effect on our business, financial condition and results of operations.

***Downturn in tenants' businesses may reduce our revenues and cash flows.***

An office or retail tenant may experience a downturn in its business, due to a variety of factors including rising inflation or supply chain issues, which may weaken its financial condition and result in its failure to make timely rental payments or result in defaults under our leases. The rate of defaults may increase from historical levels due to tenants' businesses being negatively impacted by higher interest rates or the COVID-19 pandemic. In the event of default by a tenant, we may experience delays in enforcing our rights as the landlord and may incur substantial costs in protecting our investment.

### *We may be negatively impacted by the consolidation or closing of anchor stores.*

Many of our mixed-used properties are anchored by "big box" tenants. We could be adversely affected if these or other anchor stores were to consolidate, close or enter into bankruptcy. Given the current economic environment for certain retailers, there is a heightened risk an anchor store could close or enter into bankruptcy. Any losses resulting from the bankruptcy of any of our existing tenants could adversely impact our financial condition. Even if we own the anchor space, we may be unable to re-lease this area or to re-lease it on comparable terms. The loss of these revenues could adversely affect our results of operations and cash flows. Further, the temporary or permanent loss of any anchor would likely reduce customer traffic in the retail center, which could lead to decreased sales at other retail stores. Rents obtained from other tenants may be adversely impacted as a result of co-tenancy clauses in their leases. One or more of these factors could cause the retail center to fail to meet its debt service requirements. The consolidation of anchor stores may also negatively affect lease negotiations and current and future development projects.

### *We may be unable to renew leases or re-lease available space.*

We cannot provide any assurance that existing leases will be renewed, available space will be re-leased or that our rental rates will be equal to or above the current rental rates. For example, delays in payments and the rate of defaults on existing leases increased from historical levels during the COVID-19 pandemic due to tenants' businesses being negatively impacted as a result of COVID-19. If the average rental rates for our properties decrease, existing tenants do not renew their leases, or available space is not re-leased, our financial condition, results of operations, cash flows, the quoted trading price of our securities and our ability to satisfy our debt service obligations at the affected properties could be adversely affected.

### *Significant competition could have an adverse effect on our business.*

The nature and extent of the competition we face depend on the type of property. With respect to our MPCs, we compete with other landholders and residential and commercial property developers in the development of properties in the respective MPC regions. Numerous residential and commercial developers, some with greater financial and other resources, compete with us in seeking resources for development and prospective purchasers and tenants. Competition from other real estate developers may adversely affect our ability to attract purchasers and sell residential and commercial real estate, sell undeveloped rural land, attract and retain experienced real estate development personnel, or obtain construction materials and labor. These competitive conditions can make it difficult to sell land at desirable prices and can adversely affect our results of operations and financial condition.

There are numerous shopping facilities that compete with our operating retail properties in attracting retailers to lease space. In addition, retailers at these properties face continued competition from other retailers, including internet retailers, retailers at other regional shopping centers, outlet malls and other discount shopping centers, discount shopping clubs, and catalog companies. Competition of this type could adversely affect our results of operations and financial condition. In addition, we compete with other major real estate investors with significant capital for attractive investment and development opportunities. These competitors include REITs and private institutional investors.

### *The concentration of our properties in certain states may make our revenues and the value of our assets vulnerable to adverse changes in local economic conditions.*

Many of the properties we own are located in the same or a limited number of geographic regions, including Texas, Hawai'i, Nevada, New York and Maryland. In October 2021, we announced the launch of Teravalis, a new large-scale master planned community in the West Valley of Phoenix, Arizona. Our current and future operations at the properties in these states are generally subject to significant fluctuations by various factors that are beyond our control such as the regional and local economy, which may be negatively impacted by material relocation by residents, industry slowdowns, plant closings, increased unemployment, lack of availability of consumer credit, levels of consumer debt, housing market conditions, adverse weather conditions, natural disasters, climate change and other factors, as well as the local real estate conditions, such as an oversupply of, or a reduction in demand for, retail space or retail goods and the availability and creditworthiness of current and prospective tenants.

In addition, some of our properties are subject to various other factors specific to those geographic areas. For example, tourism is a major component of both the local economies in Hawai'i and Nevada. Ward Village, which is located in Honolulu, Hawai'i, and Summerlin, which is located in Las Vegas, Nevada, may be impacted by the local and global tourism industry. These properties are susceptible to any factors that affect travel and tourism related to Hawai'i and Las

Vegas, including cost and availability of air services and the impact of any events that disrupt air travel to and from these regions. Moreover, these properties may be affected by risks such as acts of terrorism and natural disasters, including major fires, floods and earthquakes, as well as severe or inclement weather, which could also decrease tourism activity in Las Vegas or Hawai'i.

Further, Summerlin is to some degree dependent on the gaming industry, which could be adversely affected by changes in consumer trends and preferences and other factors over which we have no control. The gaming industry is characterized by an increasingly high degree of competition among a large number of participants, including riverboat casinos, dockside casinos, land-based casinos, video lottery, sweepstakes and poker machines, many of which are located outside of Las Vegas. Furthermore, competition from internet lotteries, sweepstakes and other internet-wagering gaming services, which allow their customers to wager on a wide variety of sporting events and play Las Vegas-style casino games from home or in non-casino settings, could negatively impact the population in the Las Vegas area. Expansion of internet gaming in other jurisdictions (both legal and illegal) could further compete with the gaming industry in Las Vegas, which could have a negative impact on the local Las Vegas economy and result in an adverse effect on Summerlin and Downtown Summerlin.

Markets and the local economy surrounding our properties in Columbia, Maryland are heavily influenced by government spending and activity. A reduction of government spending in this market generally could decrease the demand for housing and retail space in this geographic region.

The Woodlands, The Woodlands Hills and Bridgeland in the Houston, Texas region depend significantly on the energy sector. Our success depends to a large extent upon the business activity, population, income levels, employment trends and real estate activity in and around Houston, Texas. In the event that oil prices fall and remain depressed for a sustained period, demand may decrease for housing and commercial space in The Woodlands, Bridgeland and The Woodlands Hills.

Additionally, the success of Summerlin, our master planned community in Las Vegas, Nevada, and Teravalis, our new master planned community in the Phoenix, Arizona region, may be negatively impacted by changes in temperature due to climate change, increased stress on water supplies caused by climate change and population growth and other factors over which we have no control.

Finally, we are subject to local government responses to the COVID-19 pandemic in each of these areas which may be stricter than federal mandates, and disproportionately affect our business given the aforementioned concentration of our properties.

If any or all of the factors discussed above were to occur and result in our inability to sell or lease our residential and commercial property in any of these geographic regions, it would likely have a material adverse effect on our business, financial condition and results of operations.

*Our business model includes entering into joint venture arrangements with strategic partners, and our strategic partners may have different interests than us.*

We currently have and intend to enter into joint venture partnerships. These joint venture partners may bring local market knowledge and relationships, development experience, industry expertise, financial resources, financing capabilities, brand recognition and credibility or other competitive advantages. In the future, we may not have sufficient resources, experience and/or skills to locate desirable partners. We also may not be able to attract partners who want to conduct business in the locations where our properties are located, and who have the assets, reputation or other characteristics that would optimize our development opportunities.

While we generally participate in making decisions for our jointly owned properties and assets, we might not always have the same objectives as the partner in relation to a particular asset, and we might not be able to formally resolve any issues that arise. In addition, actions by a partner may subject property owned by the joint venture to liabilities greater than those contemplated by the joint venture agreements, be contrary to our instructions or requests or result in adverse consequences. We cannot control the ultimate outcome of any decision made, which may be detrimental to our interests.

The bankruptcy or, to a lesser extent, financial distress of any of our joint venture partners could materially and adversely affect the relevant property or properties. If this occurred, we would be precluded from taking some actions affecting the estate of the other investor without prior court approval which would, in most cases, entail prior notice to other parties and a hearing. At a minimum, the requirement to obtain court approval may delay the actions we would or might want to take. If the relevant joint venture through which we have invested in a property has incurred recourse obligations, the discharge in bankruptcy of one of the other partners might result in our ultimate liability for a greater portion of those obligations than would otherwise be required.

*Because real estate is illiquid, we may not be able to sell properties when in our best interest.*

Real estate investments generally, and in particular large office and mixed-use properties like those that we develop and construct, often cannot be sold quickly. The capitalization rates at which properties may be sold could be higher than historic rates, thereby reducing our potential proceeds from the sale. Consequently, we may not be able to alter our portfolio promptly in response to changes in economic or other conditions. All of these factors reduce our ability to respond to changes in the performance of our investments and could adversely affect our business, financial condition and results of operations.

*Some of our properties are subject to potential natural or other disasters.*

A number of our properties are located in areas which are subject to natural or other disasters, including hurricanes, floods, earthquakes and oil spills. We cannot predict the extent of damage that may result from such adverse weather events, which depend on a variety of factors beyond our control. Some of our properties, including Houston-area MPCs, Ward Village and the Seaport are located in coastal regions, and could be affected by increases in sea levels, the frequency or severity of hurricanes and tropical storms, or environmental disasters, whether such events are caused by global climate changes or other factors. Additionally, adverse weather events can cause widespread property damage and significantly depress the local economies in which the Company operates and have an adverse impact on the Company's business, financial condition and operations.

## RISKS RELATED TO OUR BUSINESS OPERATIONS AND INFRASTRUCTURE

*Our MPC segment is highly dependent on homebuilders.*

We are highly dependent on our relationships with homebuilders to purchase superpad sites and lots at our MPCs. Our business will be adversely affected if homebuilders do not view our MPCs as desirable locations for homebuilding operations or due to a change in demand, our inability to achieve certain pricing arrangements or upon an overall decline in general market conditions. Also, some homebuilders may be unwilling or unable to close on previously committed lot purchases due to our failure to meet certain conditions in our agreements or otherwise. As a result, we may sell fewer lots and, in certain instances suspend any of our MPC developments. This would result in lower land sales revenues, which could have an adverse effect on our financial position and results of operations.

*The Seaport's operational results are volatile, which could have an adverse effect on our financial position and results of operations.*

The Seaport's operational results are volatile. The increased volatility is largely the result of:
(i) seasonality; (ii) potential sponsorship revenue; (iii) potential event revenue; and (iv) business operating risks from various start-up businesses. We own, either wholly or through joint ventures, and in some instances operate, several start-up businesses in the Seaport. As a result, the revenues and expenses of these businesses directly impact the net operating income of the Seaport, which could have an adverse effect on our financial position and results of operations. This is in contrast to our other retail properties where we generally receive lease payments from unaffiliated tenants and are not necessarily impacted by the operating performance of their underlying businesses.

*We are exposed to risks associated with the development, redevelopment or construction of our properties.*

Our development, redevelopment and construction activities expose us to risks such as:
– inability to obtain construction financing for the development or redevelopment of properties
– increased construction costs for a project that exceeded our original estimates due to increases in materials, labor or other costs, which could make completion of the project less profitable because market rents or condominium prices may not increase sufficiently to compensate for the increased construction costs
– supply chain issues and increased difficulty for workforce recruitment which may lead to construction delays and increased project development costs
– claims for construction defects after a property has been developed
– poor performance or nonperformance by any of our joint venture partners or other third parties on whom we rely
– health and safety incidents and site accidents
– easement restrictions which may impact our development costs and timing
– compliance with building codes and other local regulations
– the inability to secure tenants necessary to support commercial projects

If any of the aforementioned risks were to occur during the development, redevelopment or construction of our properties, it could have a substantial negative impact on the project's success and result in a material adverse effect on our financial condition or results of operations.

***Our development projects may subject us to certain liabilities.***

We may hire and supervise third-party contractors to provide construction, engineering and various other services for wholly-owned development projects or development projects undertaken by real estate ventures in which we hold an equity interest. Certain of these contracts are structured such that we are the principal rather than the agent. As a result, we may assume liabilities in the course of the project and be subjected to, or become liable for, claims for construction defects, negligent performance of work or other similar actions by third parties we have engaged.

Adverse outcomes of disputes or litigation could negatively impact our business, results of operations and financial condition, particularly if we have not limited the extent of the damages to which we may be liable, or if our liabilities exceed the amounts of the insurance that we carry. Moreover, our tenants and condominium owners may seek to hold us accountable for the actions of contractors because of our role even if we have technically disclaimed liability as a legal matter, in which case we may determine it necessary to participate in a financial settlement for purposes of preserving the tenant or customer relationship or to protect our corporate brand. Acting as a principal may also mean that we pay a contractor before we have been reimbursed by our tenants or have received the entire purchase price of a condominium unit from the purchaser. This exposes us to additional risks of collection in the event of a bankruptcy, insolvency or a condominium purchaser default. The reverse can occur as well, where a contractor we have paid files for bankruptcy protection or commits fraud with the funds before completing a project which we have funded in part or in full.

For example, we are directly paying the costs to repair certain construction defects at the Waiea condominium tower in Ward Village and will seek to recoup these costs from the general contractor and other responsible parties. We have subsequently entered into a settlement agreement with the Waiea homeowners association pursuant to which we have agreed to pay for the repair. We believe the general contractor is ultimately responsible for the defects and expect to recover our repair costs from the general contractor, other responsible parties and insurance proceeds; however, we can provide no assurances that all or any portion of these costs will be recovered. The Company recorded total estimated repair costs related to this matter of $99.2 million in 2020, $21.0 million in 2021, and $2.7 million in 2022.

***Cybersecurity risks and incidents, such as a breach of the Company's privacy or information security systems, or those of our vendors or other third parties, could compromise our information and expose us to liability, which would cause our business and reputation to suffer.***

The protection of tenant, business partner, employee and company data is critically important to us. In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our tenants and business partners and personally identifiable information of our employees on our networks. The collection and use of personally identifiable information are governed by federal and state laws and regulations. Privacy and information security laws continue to evolve and may be inconsistent from one jurisdiction to another. Compliance with all such laws and regulations may increase the Company's operating costs and adversely impact the Company's ability to market the Company's properties and services.

Additionally, we rely on our information technology systems to be able to monitor and control our operations, adjust to changing market conditions and implement strategic initiatives. Any disruptions in these systems or the failure of these systems to operate as expected could adversely affect our ability to access and use certain applications and could, depending on the nature and magnitude of the problem, adversely affect our operating results by limiting our ability to effectively monitor and control our operations, adjust to changing market conditions and implement strategic initiatives.

The security measures that we and our vendors put in place cannot provide absolute security, and the information technology infrastructure we and our vendors use may be vulnerable to criminal cyber-attacks or data security incidents, including, ransom of data, such as, without limitation, tenant, business partner and/or employee information, due to employee error, malfeasance or other vulnerabilities. Any such incident could compromise our networks or our vendors' networks (or the networks or systems of third parties that facilitate our business activities or our vendors' business activities), and the information we or our vendors store could be accessed, misused, publicly disclosed, corrupted, lost or stolen, resulting in fraud, including wire fraud related to our assets, or other harm. Moreover, if a data security incident or breach affects our systems or our vendors' systems, whether through a breach of our systems or a breach of the systems of third parties, or results in the unauthorized release of personally identifiable information, our reputation and brand could be materially damaged and we may be exposed to a risk of loss or litigation and possible liability, including, without limitation, loss related to the fact that agreements with our vendors, or our vendors' financial condition, may not allow us to recover all costs related to a cyber-breach for which they alone are responsible for or which we are jointly responsible for, which could result in a material adverse effect on our business, results of operations and financial condition.

Privacy and information security risks have generally increased in recent years because of the proliferation of new technologies, such as ransomware, and the increased sophistication and activities of perpetrators of cyber-attacks. Further, there has been a surge in widespread cyber-attacks during and since the COVID-19 pandemic, and the use of remote work environments and virtual platforms may increase our risk of cyber-attack or data security breaches. In light of the increased risks, we have dedicated substantial additional resources of expense, labor and time to strengthening the security of our computer systems. In the future, we may expend additional resources to continue to enhance our information security measures and/or to investigate and remediate any information security vulnerabilities. Despite these steps, there can be no assurance that we will not suffer a significant data security incident in the future, that unauthorized parties will not gain access to sensitive data stored on our systems or that any such incident will be discovered in a timely manner. Any failure in or breach of our information security systems, those of third-party service providers or a breach of other third-party systems that ultimately impacts our operational or information security systems as a result of cyber-attacks or information security breaches could result in a wide range of potentially serious harm to our business and results of operations. Further, the techniques used by criminals to obtain unauthorized access to sensitive data, such as phishing and other forms of human engineering, are increasing in sophistication and are often novel or change frequently; accordingly, we may be unable to anticipate these techniques or implement adequate preventative measures.

*Global economic and political instability and conflicts, such as the conflict between Russia and Ukraine, could adversely affect our business, financial condition or results of operations.*

Our business could be adversely affected by unstable economic and political conditions within the United States and foreign jurisdictions and geopolitical conflicts, such as the conflict between Russia and Ukraine. While we do not have any customer or direct supplier relationships in either country, the current military conflict, and related sanctions, as well as export controls or actions that may be initiated by nations (e.g., potential cyberattacks, disruption of energy flows, etc.) and other potential uncertainties could adversely affect our supply chain by causing shortages or increases in costs for materials necessary to construct homes and/or increases to the price of gasoline and other fuels. In addition, such events could cause higher interest rates, inflation or general economic uncertainty, which could negatively impact our business partners, employees or customers, or otherwise adversely impact our business.

*Some of our directors are involved in other businesses including real estate activities and public and/or private investments and, therefore, may have competing or conflicting interests with us.*

Certain of our directors have and may in the future have interests in other real estate business activities and may have control or influence over these activities or may serve as investment advisors, directors or officers. These interests and activities, and any duties to third parties arising from such interests and activities, could divert the attention of such directors from our operations. Additionally, certain of our directors are engaged in investment and other activities in which they may learn of real estate and other related opportunities in their non-director capacities. Our Code of Business Conduct and Ethics applicable to our directors expressly provides, as permitted by Section 122(17) of the Delaware General Corporation Law (the DGCL), that our non-employee directors are not obligated to limit their interests or activities in their non-director capacities or to notify us of any opportunities that may arise in connection therewith, even if the opportunities are complementary to, or in competition with, our businesses. Accordingly, we have no expectation that we will be able to learn of or participate in such opportunities. If any potential business opportunity is expressly presented to a director exclusively in his or her director capacity, the director will not be permitted to pursue the opportunity, directly or indirectly through a controlled affiliate in which the director has an ownership interest, without the approval of the independent members of our board of directors.

*Pershing Square will have the ability to influence our policies and operations and its interests may not in all cases be aligned with other stockholders.*

Pershing Square beneficially owns approximately 31.9% of our outstanding common stock as of December 31, 2022. Additionally, Mr. William Ackman, founder and Chief Executive Officer of Pershing Square, is the chairman of our board of directors. Accordingly, Pershing Square will have the ability to influence our policies and operations, including the appointment of management, future issuances of our common stock or other securities, the payment of dividends, if any, on our common stock, the incurrence or modification of debt by us, amendments to our amended and restated certificate of incorporation and amended and restated bylaws and the entering into of extraordinary transactions, and its interests may not in all cases be aligned with other stockholders' interests.

# FINANCIAL RISKS

***Our indebtedness and changing interest rates could adversely affect our business, prospects, financial condition or results of operations and prevent us from fulfilling our obligations under our Senior Notes and Loan Agreements.***

We have a significant amount of indebtedness. As of December 31, 2022, our total consolidated debt was approximately $4.7 billion (excluding an undrawn balance of $200 million on the Secured Bridgeland Notes) of which $2.1 billion was recourse to the Company or one of its subsidiaries. In addition, as of December 31, 2022, we have $26.3 million of recourse guarantees associated with undrawn financing commitments. As of December 31, 2022, our proportionate share of the debt of our unconsolidated ventures was $125.2 million based upon our economic interest. All of this indebtedness is without recourse to the Company, with the exception of the collateral maintenance obligation for Floreo.

Subject to the limits contained in the indentures governing the $475 million Bridgeland Notes due 2026, the $750 million 5.375% senior notes due 2028, the $650 million 4.125% senior notes due 2029, and the $650 million 4.375% senior notes due 2031 (collectively, the Senior Notes), and any limits under our other debt agreements, we may need to incur substantial additional indebtedness from time to time, including project indebtedness for developments by our subsidiaries. If we incur additional indebtedness or experience an adverse change in interest rates, the risks related to our level of indebtedness could intensify. Specifically, an increased level of indebtedness could have important consequences, including:

- making it more difficult for us to satisfy our obligations with respect to our indebtedness, including the Senior Notes and Loan Agreements
- limiting our ability to obtain additional financing to fund future working capital, capital expenditures, debt service requirements, execution of our business strategy or finance other general corporate requirements
- requiring us to make non-strategic divestitures, particularly when the availability of financing in the capital markets is limited, which may adversely impact sales prices
- requiring a substantial portion of our cash flow to be allocated to debt service payments instead of other business purposes, thereby reducing the amount of cash flow available for working capital, capital expenditures, acquisitions, dividends and other general corporate purposes
- increasing our vulnerability to general adverse economic and industry conditions, including increases in interest rates, particularly given that certain indebtedness bears interest at variable rates
- limiting our ability to capitalize on business opportunities, reinvest in and develop properties and to react to competitive pressures and adverse changes in government regulations
- placing us at a disadvantage compared to other less leveraged competitors, if any
- limiting our ability, or increasing the costs, to refinance indebtedness
- resulting in an event of default if we fail to satisfy our obligations under our indebtedness, which default could result in all or part of our indebtedness becoming immediately due and payable and, in the case of our secured debt, could permit the lenders to foreclose on our assets securing such debt

***The indentures governing our Senior Notes, the Loan Agreements and our other debt agreements contain restrictions that may limit our ability to operate our business.***

The indentures governing our Senior Notes contain certain restrictions that may limit our ability to operate. In addition, the Loan Agreements contain representations and covenants customary for loan agreements of this type, including financial covenants related to maintenance of interest coverage ratios and loan-to-value ratios with respect to the certain mortgaged properties, taken as a whole. The Loan Agreements also contain customary events of default, certain of which are subject to cure periods. These restrictions limit our ability or the ability of certain of our subsidiaries to, among other things:

- incur indebtedness or issue equity
- create certain liens
- pay dividends on, redeem or repurchase capital stock or make other restricted payments
- make investments
- incur obligations that restrict the ability of our subsidiaries to make dividend or other payments to us
- consolidate, merge or transfer all, or substantially all, of our assets
- enter into or amend lease or other agreements or transactions without consent
- substitute collateral, if applicable, due to product and geographic concentrations
- enter into transactions with our affiliates
- create or designate unrestricted subsidiaries

Additionally, certain of our debt agreements also contain various restrictive covenants, including minimum net worth requirements, maximum payout ratios on distributions, minimum debt yield ratios, minimum fixed charge coverage ratios, minimum interest coverage ratios and maximum leverage ratios. The restrictions under the indentures and/or other debt agreements could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities.

We may be required to take action to reduce our debt or act in a manner inconsistent with our business objectives and strategies to meet such ratios and satisfy the covenants in our debt agreements. Events beyond our control, such as changes in economic and business conditions or the volatility and uncertainty created by COVID-19, may affect our ability to do so. We may not be able to meet the ratios or satisfy the covenants in our debt agreements, and we cannot assure that our lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios, under our debt agreements would likely result in a default under such debt agreements, which may accelerate the principal and interest payments of the debt and, if such debt is secured, result in the foreclosure on certain of our assets that secure such debt. A breach of any of the covenants in, or our inability to maintain the required financial ratios, under our debt agreements also would prevent us from borrowing additional money under such agreements that include revolving credit facilities. A default under any of our debt agreements could, in turn, result in defaults under other obligations and result in other creditors accelerating the payment of other obligations and foreclosing on assets securing such obligations, if any. Any such defaults could materially impair our financial condition and liquidity. In addition, if the lenders under any of our debt agreements or other obligations accelerate the maturity of those obligations, we cannot assure that we will have sufficient assets to satisfy our obligations under the notes or our other debt.

### *We may be unable to develop and expand our properties without sufficient capital or financing.*

Our business objective includes the development and redevelopment of our properties, particularly those in our Strategic Developments segment, which we may be unable to do if we do not have, cannot obtain or cannot generate sufficient capital from MPC land sales or operations, debt capital from lenders or the capital markets, or government incentives, such as tax increment financing, to proceed with planned development, redevelopment or expansion activities. We may be unable to access or acquire financing due to the market volatility and uncertainty. We may be unable to obtain an anchor store, mortgage lender and property partner approvals that are required for any such development, redevelopment or expansion. We may abandon redevelopment or expansion activities already underway that we are unable to complete due to the inability to secure additional capital to finance such activities. This may result in charge-offs of costs previously capitalized. In addition, if redevelopment, expansion or reinvestment projects are unsuccessful, the investment in such projects may not be recoverable, in full or in part, from future operations or sale resulting in impairment charges.

### *We may be adversely affected by changes in LIBOR reporting practices, the method in which LIBOR is determined or the use of alternative reference rates.*

On March 5, 2021, the ICE Benchmark Administration Limited, the administrator of LIBOR and the United Kingdom Financial Conduct Authority (FCA), which regulates the process for establishing London Interbank Offered Rate (LIBOR), announced that all LIBOR settings will either cease to be published by any benchmark administrator, or no longer be representative immediately after December 31, 2021, for most LIBOR settings, and immediately after June 30, 2023, for overnight, one-month, three-month, six-month and 12-month U.S. dollar LIBOR settings. Accordingly, the FCA has stated that it does not intend to persuade or compel banks to submit to LIBOR after such respective dates. As of January 1, 2022, publication of one-week and two-month U.S. dollar LIBOR has ceased, and regulated U.S. financial institutions are no longer permitted to enter into new contracts referencing any LIBOR settings. The Alternative Reference Rates Committee (ARRC), a committee convened by the Federal Reserve Board and the New York Federal Reserve Bank, has proposed replacing U.S. dollar LIBOR with a new index based on trading in overnight repurchase agreements, the Secured Overnight Financing Rate (SOFR). The ARRC has formally announced and recommended SOFR as an alternative reference rate to LIBOR. At this time, we are not able to accurately predict whether SOFR will become the most prevalent alternative reference rate in the market, or what impact the transition from LIBOR to alternative reference rates may have on our business, results of operations, and financial condition. Additionally, it is difficult to predict whether and to what extent banks will continue to provide submissions to the administrator of rate quotes for the U.S. dollar LIBOR settings that have not already been discontinued or, if they do, whether such rates will be representative of the underlying market or economic reality before they are scheduled to be discontinued on June 30, 2023, or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere.

As of December 31, 2022, we had approximately $309.6 million of mortgages, notes and loans payable indexed to LIBOR. During 2021 and 2022, we entered into certain new borrowings indexed to SOFR. It is anticipated that SOFR will be the benchmark for new borrowings and that we will modify certain existing borrowings to replace LIBOR with SOFR. However, there can be no assurances on which benchmark rate(s) may replace LIBOR or how LIBOR will be determined for purposes of financial instruments that are currently referencing LIBOR when it ceases to exist, and the discontinuance of LIBOR may result in uncertainty or differences in the calculation of the applicable interest rate or payment amount depending on the terms of the governing instruments and may also increase operational and other risks to the Company and our industry. For example, if a published U.S. dollar LIBOR rate is unavailable, the interest rates on our mortgage notes, certain of which are indexed to LIBOR, will be determined using various alternative methods, any of which may result in interest obligations which are more than or do not otherwise correlate over time with the payments that would have been made on such debt if U.S. dollar LIBOR was available in its current form. Our financial instruments may require changes to documentation as well as enhancements and modifications to systems, controls, procedures and models, which could present operational and legal challenges for us and our customers, investors and counterparties. There can be no assurance that we will be able to modify all existing financial instruments before the discontinuation of LIBOR. If such financial instruments are not remediated to provide a method for transitioning from LIBOR to an alternative reference rate, the New York state LIBOR legislation and proposed federal legislation related to the LIBOR transition may provide statutory solutions to implement an alternative reference rate and provide legal protection against litigation.

The market transition away from LIBOR to an alternative reference rate is complex, and any of these proposals or consequences could have a material adverse effect on our financing costs, and as a result, our financial condition, operating results and cash flows. We continue to monitor developments in the LIBOR transition and the proposed federal legislation related to the LIBOR transition to facilitate an orderly transition away from the use of LIBOR.

### We are subject to risks associated with hedging arrangements.

We enter into interest rate swap agreements and other interest rate hedging contracts, including caps and cash settled forward starting swaps, to mitigate or reduce our exposure to interest rate volatility or to satisfy lender requirements. These agreements expose us to additional risks, including a risk that counterparties of these hedging and swap agreements will not perform. There also could be significant costs and cash requirements involved to fulfill our obligations under a hedging agreement. In addition, our hedging activities may not have the desired beneficial impact on interest rate exposure and have a negative impact on our business, financial condition and results of operations.

### We may not realize the value of our tax assets.

Certain provisions of the Internal Revenue Code could limit our ability to fully utilize certain tax assets if we were to experience a change in control. As of December 31, 2022, we have approximately $132.7 million of federal net operating loss carryforwards. If certain change in control events were to occur, the cash flow benefits we might otherwise have received could be decreased.

### Inflation has adversely affected us and may continue to adversely affect us by increasing costs beyond what we can recover through price increases.

The U.S. economy has experienced an increase in inflation recently. Inflation can adversely affect us by increasing costs of land, materials and labor, which we have experienced in fiscal year 2022 due to higher inflation rates. Although we believe that sources of supply for raw materials and components are generally adequate, it is difficult to predict what effects price increases may have in the future. In addition, significant inflation is often accompanied by higher interest rates, which have a negative impact on demand for homes in our MPCs and demand for our condominium projects, and our ability to refinance existing indebtedness on favorable terms, or at all, due to higher borrowing costs. In an inflationary environment, depending on the homebuilding industry and other economic conditions, we may be precluded from raising land prices enough to keep up with the rate of inflation, which could significantly reduce our profit margins. In recent years we have been experiencing increases in the prices of labor and materials above the general inflation rate. Our inability to offset increasing costs due to inflation through price increases to customers could have a material adverse effect on our results of operations, financial conditions and cash flows.

### Some potential losses are not insured.

We carry comprehensive liability, fire, flood, earthquake, terrorism, extended coverage and rental loss insurance on all of our properties. We believe the policy specifications and insured limits of these policies are adequate and appropriate. There are some types of losses, including lease and other contract claims, which generally are not insured. If an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital invested in a property, as well as the anticipated future revenue from the property. If this happens, we might remain obligated for any mortgage debt or other financial obligations related to the property.

## REGULATORY, LEGAL AND ENVIRONMENTAL RISKS

***Our development, construction and sale of condominiums are subject to state regulations and may be subject to claims from the condominium owner's association at each project.***

A portion of our business is dedicated to the development and sale of condominiums. Condominiums are generally regulated by an agency of the state in which they are located or where the condominiums are marketed to be sold. In connection with our development and offering of condominium units for sale, we must submit regulatory filings to various state agencies and engage in an entitlement process by which real property owned under one title is converted into individual units. Responses or comments on our condominium filings may delay our ability to sell condominiums in certain states and other jurisdictions in a timely manner, or at all. Further, we will be required to transfer control of a condominium association's board of directors once we trigger one of several statutory thresholds, with the most likely triggers being tied to the sale of not less than a majority of units to third-party owners. Transfer of control can result in claims with respect to deficiencies in operating funds and reserves, construction defects and other condominium-related matters by the condominium association and/or third-party condominium unit owners. Any material claims in these areas could negatively affect our reputation in condominium development and ultimately have a material adverse effect on our business, financial condition and results of operations.

***Development of properties entails a lengthy, uncertain and costly entitlement process.***

Approval to develop real property sometimes requires political support and generally entails an extensive entitlement process involving multiple and overlapping regulatory jurisdictions and often requires discretionary action by local governments. Real estate projects must generally comply with local land development regulations and may need to comply with state and federal regulations. We incur substantial costs to comply with legal and regulatory requirements. An increase in legal and regulatory requirements may cause us to incur substantial additional costs, or in some cases cause us to determine that the property is not feasible for development. In addition, our competitors and local residents may challenge our efforts to obtain entitlements and permits for the development of properties. The process to comply with these regulations is usually lengthy and costly, may not result in the approvals we seek and can be expected to materially affect our development activities.

***Government regulations and legal challenges may delay the start or completion of the development of our communities, increase our expenses or limit our homebuilding or other activities.***

Various local, state and federal statutes, ordinances, rules and regulations concerning building, health and safety, site and building design, environment, zoning, sales and similar matters apply to and/or affect the real estate development industry. In addition, our ability to obtain or renew permits or approvals and the continued effectiveness of permits already granted or approvals already obtained depends on factors beyond our control, such as changes in federal, state and local policies, rules and regulations and their interpretations and application.

Municipalities may restrict or place moratoriums on the availability of utilities, such as water and sewer taps. If municipalities in which we operate take such actions, it could have an adverse effect on our business by causing delays, increasing our costs or limiting our ability to operate in those municipalities. These measures may reduce our ability to open new MPCs and to build and sell other real estate development projects in the affected markets, including with respect to land we may already own, and create additional costs and administration requirements, which in turn may harm our future sales, margins and earnings.

Governmental regulation affects not only construction activities but also sales activities, mortgage lending activities and other dealings with consumers. Further, government agencies routinely initiate audits, reviews or investigations of our business practices to ensure compliance with applicable laws and regulations, which can cause us to incur costs or create other disruptions in our business that can be significant. Further, we may experience delays and increased expenses as a result of legal challenges to our proposed communities, whether brought by governmental authorities or private parties.

***We may be subject to increased compliance costs to comply with new and contemplated government regulations relating to energy standards and climate change.***

A variety of legislation being enacted, or considered for enactment, at the federal, state and local level relating to energy and climate change. This legislation relates to items such as carbon dioxide emissions control and building codes that impose energy efficiency standards. New building code requirements that impose stricter energy efficiency standards could significantly increase our cost to construct buildings. Such environmental laws may affect, for example, how we manage storm water runoff, wastewater discharges and dust; how we develop or operate on properties on or affecting

**HHC** 2022 FORM 10-K | **21**

resources such as wetlands, endangered species, cultural resources, or areas subject to preservation laws; and how we address contamination. As climate change concerns continue to grow, legislation and regulations of this nature are expected to continue and to make compliance more costly. In addition, it is possible that some form of expanded energy efficiency legislation may be passed by the U.S. Congress or federal agencies and certain state legislatures, which may, despite being phased in over time, significantly increase our costs of building MPCs and the sale price to our buyers and adversely affect our sales volumes. We may be required to apply for additional approvals or modify our existing approvals because of changes in local circumstances or applicable law.

Energy-related initiatives affect a wide variety of companies throughout the United States and the world and, because our operations are heavily dependent on significant amounts of raw materials, such as lumber, steel and concrete, they could have an indirect adverse impact on our operations and profitability to the extent the manufacturers and suppliers of our materials are burdened with expensive cap and trade and similar energy-related taxes and regulations. Our noncompliance with environmental laws could result in fines and penalties, obligations to remediate, permit revocations and other sanctions.

*We may be subject to potential costs to comply with environmental laws.*

Future development opportunities may require additional capital and other expenditures to comply with laws and regulations relating to the protection of the environment. Under various federal, state or local laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property and may be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred by the parties in connection with the contamination. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous or toxic substances. The presence of contamination or the failure to remediate contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral. Other federal, state and local laws, ordinances and regulations require abatement or removal of asbestos-containing materials in the event of demolition or certain renovations or remodeling, the cost of which may be substantial for certain redevelopments, and also govern emissions of and exposure to asbestos fibers in the air. Federal and state laws also regulate the operation and removal of underground storage tanks. In connection with our ownership, operation and management of certain properties, we could be held liable for the costs of remedial action with respect to these regulated substances or tanks or related claims.

We cannot predict with any certainty the magnitude of any expenditures relating to the environmental compliance or the long-range effect, if any, on our operations. Compliance with such laws has not had a material adverse effect on our operating results or competitive position in the past but could have such an effect on our operating results and competitive position in the future.

*Compliance with the Americans with Disabilities Act may be a significant cost for us.*

The Americans with Disabilities Act of 1990, as amended (ADA), requires that all public accommodations and commercial facilities, including office buildings, meet certain federal requirements related to access and use by disabled persons. Compliance with ADA requirements could involve the removal of structural barriers from certain disabled persons' entrances which could adversely affect our financial condition and results of operations. Other federal, state and local laws may require modifications to or restrict further renovations of our properties with respect to such accesses. Noncompliance with the ADA or similar or related laws or regulations could result in the United States government imposing fines or private litigants being awarded damages against us. In addition, changes to existing requirements or enactments of new requirements could require significant expenditures. Such costs may adversely affect our business, financial and results of operations.

*Climate change may adversely affect our business.*

As a result of climate change, we may experience extreme weather and changes in precipitation and temperature, all of which may result in physical damage or a decrease in demand for our properties located in the areas affected by these conditions. Should the impact of climate change be material in nature or occur for lengthy periods of time, our financial condition or results of operations would be adversely affected. In addition, many state and local governments are adopting or considering adopting regulations requiring that property owners and developers include in their development or redevelopment plans resiliency measures to address climate-change related risks. We may be required to incur substantial costs if such regulations apply to any of our properties.

***Water and electricity shortages could have an adverse effect on our business, financial condition and results of operations.***

Drought conditions and increased temperatures in the Phoenix, Arizona and Las Vegas, Nevada, regions could cause our master planned communities in these regions to experience water and electricity shortages. The lack or reduced availability of electricity or water in these regions may make it more difficult or expensive for us to obtain approvals for new developments and could limit, impair or delay our ability to develop or sell, or increase the cost of developing, our land in these master planned communities.

***Tax increases and changes in tax rules may adversely affect our financial results.***

As a company conducting business with physical operations throughout North America, we are exposed, both directly and indirectly, to the effects of changes in U.S., state and local tax rules. Taxes for financial reporting purposes and cash tax liabilities in the future may be adversely affected by changes in such tax rules.

The Biden administration has announced in 2022 and 2021, and in certain cases has enacted, a number of tax proposals to fund new government investments in infrastructure, healthcare, and education, among other things. Certain of these proposals involve an increase in the domestic corporate tax rate, which if implemented could have a material impact on our future results of operations and cash flows.

## GENERAL RISKS

***Loss of key personnel could adversely affect our business and operations.***

We depend on the efforts of key executive personnel. The loss of the services of any key executive personnel could adversely affect our business and operations. While we believe we have proper succession planning and are confident we could attract and train new personnel if necessary, this could impose additional costs and hinder our business strategy. Competition for qualified personnel in our industry is intense.

***Possible terrorist activity or other acts of violence could adversely affect our financial condition and results of operations.***

Future terrorist attacks in the United States or other acts of violence may result in declining economic activity, which could harm the demand for goods and services offered by tenants and the value of our properties and might adversely affect the value of an investment in our securities. Such a resulting decrease in retail demand could make it difficult to renew or re-lease properties at lease rates equal to or above historical rates. Terrorist activities or violence also could directly affect the value of our properties, including a high-profile property such as the Seaport, through damage, destruction or loss, and the availability of insurance for such acts, or of insurance generally, might be lower or cost more, which could increase our operating expenses and adversely affect our financial condition and results of operations. To the extent that tenants are affected by future attacks, their businesses similarly could be adversely affected, including their ability to continue to meet obligations under their existing leases. These acts might erode business and consumer confidence and spending and might result in increased volatility in national and international financial markets and economies. Any one of these events might decrease demand for real estate, decrease or delay the occupancy of new or redeveloped properties, and limit access to capital or increase the cost of capital.

***Our stock price may continue to be volatile.***

The trading price of our common stock is likely to continue to be volatile due to the stock market's routine periods of large or extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies, including ours. Factors that affect our trading price include the following:
- results of operations that vary from the expectations of securities analysts and investors, including our ability to finance and achieve operational success at the Seaport project
- changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors
- announcements by us or our competitors of new significant real-estate developments, acquisitions, joint ventures, other strategic relationships or actions, or capital commitments, or responses to these events
- changes in general economic or market conditions, including increases in interest rates, or trends in our industry or markets
- future sales of our common stock or other securities

- the successful transition of our new senior executives and the services and contribution of our other senior management and key employees to execute on our business strategies and to identify new opportunities
- guidance, if any, that we provide to the public, any changes in this guidance, or our failure to meet this guidance
- the development and sustainability of an active trading market for our stock
- changes in accounting principles
- events or factors resulting from natural disasters
- other events or factors, including those resulting from war, acts of terrorism, or responses to these events

These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low. In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

***Provisions in our certificate of incorporation, our by-laws, Delaware law, stockholder's rights agreement and certain other agreements may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.***

Our certificate of incorporation and bylaws contain the following limitations:
- the inability of our stockholders to act by written consent
- restrictions on the ability of stockholders to call a special meeting without 15% or more of the voting power of the issued and outstanding shares entitled to vote generally in the election of our directors
- rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings
- the right of our board of directors to issue preferred stock without stockholder approval
- a requirement that, to the fullest extent permitted by law, certain proceedings against or involving us or our directors or officers be brought exclusively in the Court of Chancery in the State of Delaware
- that certain provisions may be amended only by the affirmative vote of at least 66 2/3% of the shares of common stock entitled to vote generally in the election of directors

In addition, we are a Delaware corporation, and Section 203 of the DGCL applies to us. In general, Section 203 prevents an interested stockholder from engaging in certain business combinations with us for three years following the date that person becomes an interested stockholder subject to certain exceptions. The statute generally defines an interested stockholder as any person that is the owner of 15% or more of the outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of outstanding voting stock at any time within the three-year period immediately before the date of determination.

We have granted a waiver of the applicability of the provisions of Section 203 of the DGCL to Pershing Square Capital Management, L.P., PS Management GP, LLC and William A. Ackman, chairman of our Board (together, Pershing Square) such that Pershing Square may increase its position in our common stock up to 40% of the outstanding shares without being subject to Section 203's restrictions on business combinations. Additionally, in connection with the tender offer that was closed on November 28, 2022, the Board granted Pershing Square and its affiliates a waiver that covered any common shares purchased pursuant to the tender offer. Immediately following the closing of such tender offer, Pershing Square owned 30.4% of the outstanding stock. As such, Pershing Square, through its ability to accumulate more common stock than would otherwise be permitted under Section 203, has the ability to become a large holder that would be able to affect matters requiring approval by Company stockholders, including the election of directors and approval of mergers or other business combination transactions. The Board also amended the Company's Corporate Governance Guidelines to reflect that it will grant to any stockholder a waiver of the applicability of Section 203 of the DGCL to the acquisition of up to 40% of the Company's outstanding voting stock upon the request of such stockholder, subject to the Board's fiduciary duties and applicable law.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third-party's offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. There also may be dilution of our common stock from the exercise of outstanding warrants, which may materially adversely affect the market price and negatively impact a holder's investment.

***COVID-19 disrupted our business a resurgence of the pandemic could have a material adverse effect on our business, financial performance and condition, operating results and cash flows.***

COVID-19 disrupted our business and a resurgence of the pandemic could have a material adverse effect on our business, financial performance and condition, operating results and cash flows, and could materially adversely impact and cause disruption to, our business, financial performance and condition, operating results and cash flows. Additionally, any future public health issues such as an epidemic or pandemic could adversely affect our business or financial results. Factors that would negatively impact our ability to successfully operate during and after COVID-19 or other future public health issues include:

–   our ability to continue to sell land to residential homebuilders and developers in our MPCs at attractive prices, which would lead to lower land sales revenue in our MPC segment, if such homebuilders continue to see a decline in new home sales to their consumers or if there is reduced availability of loans to support such homebuilders

–   our ability to continue to collect rents, on a timely basis or at all, without reductions or other concessions, in multi-family and office properties

–   our ability to collect rent from our retail tenants

–   reductions in demand for leased space and/or defaults under our leases

–   fluctuations in regional and local economies, the residential housing and condominium markets, local real estate conditions, and tenant rental rates

–   disruptions to supply chains continue and significant inflation has been seen in the market

–   our ability to continue to make condominium sales in Hawai'i and land sales in our MPCs

–   our and our tenants' ability to continue or complete construction as planned for their operations, or delays in the supply of materials or labor necessary for construction

–   the continued service and availability of personnel, including our executive officers and other leaders that are part of our management team and our ability to recruit, attract and retain skilled personnel to the extent our management or personnel are impacted in significant numbers or in other significant ways by the outbreak of pandemic or epidemic disease

–   our ability to ensure business continuity in the event our continuity of operations plan is not effective or improperly implemented or deployed during a disruption

–   delays in, or our ability to complete, sales of our remaining non-core assets on the expected terms or timing

–   difficulty accessing debt and equity capital on attractive terms, or at all, and a severe disruption and instability in the global financial markets or deterioration in credit and financing conditions that may affect our access to capital necessary to fund business operations or address maturing liabilities

The extent to which the COVID-19 pandemic may have a continued impact on our operations will depend on future developments, which are highly uncertain, cannot be predicted with confidence, and are largely outside of our control, including the scope, severity and duration of the pandemic, the spread of other potential new variants, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures, among others. Future disruptions and governmental actions, due to COVID-19 or a different epidemic or pandemic, combined with any associated economic and/or social instability or distress, may have an adverse impact on our results of operations, financial condition and cash flows.

## Item 1B.  Unresolved Staff Comments

None.

## Item 2. Properties

Our corporate headquarters are located in The Woodlands, Texas. We also maintain offices at certain of our properties nationwide, including Honolulu, Hawai'i; New York, New York; Columbia, Maryland; Las Vegas, Nevada; and Phoenix, Arizona. We believe our present facilities are sufficient to support our operations.

## OPERATING ASSETS

In our Operating Assets segment, we own a variety of asset types including approximately 8.8 million square feet of retail and office properties, 5,030 wholly and partially owned multi-family units, and wholly and partially owned other properties and investments. Our assets in this segment are primarily located in and around Houston, Texas (The Woodlands and Bridgeland); Columbia, Maryland (Columbia); Las Vegas, Nevada (Summerlin); and Honolulu, Hawai'i (Ward Village).

The following table summarizes certain metrics of our office assets within our Operating Assets segment as of December 31, 2022:

| Office Assets | | Rentable Sq.Ft./ Units | % Leased | Annualized Base Rent (thousands) (a) | Annualized Base Rent Per Square Foot (a) | Effective Annual Rent (thousands) (b) | Effective Annual Rent per Square Foot (b) | Year Built / Acquired / Last Renovated |
|---|---|---|---|---|---|---|---|---|
| **The Woodlands** | | | | | | | | |
| Creekside Park Medical Plaza | (c) | 32,689 | —% | $— | $— | $— | $— | 2022 |
| One Hughes Landing | | 197,719 | 55% | 3,371 | 30.74 | 5,149 | 46.95 | 2013 |
| Two Hughes Landing | | 197,714 | 78% | 4,656 | 30.16 | 7,103 | 46.01 | 2014 |
| Three Hughes Landing | | 320,815 | 95% | 8,674 | 28.95 | 13,004 | 43.41 | 2016 |
| 1725 Hughes Landing Boulevard | | 331,176 | 65% | 5,112 | 27.36 | 7,465 | 39.95 | 2015 |
| 1735 Hughes Landing Boulevard | | 318,170 | 100% | 8,040 | 25.27 | 13,005 | 40.87 | 2015 |
| 2201 Lake Woodlands Drive | | 24,119 | 100% | 458 | 19.00 | 860 | 35.64 | 2011 |
| Lakefront North | | 258,058 | 98% | 6,223 | 24.64 | 9,067 | 35.91 | 2018 |
| Memorial Hermann Medical Office Building | (d) | 20,000 | 100% | — | — | — | — | 2022 |
| 8770 New Trails | (d) | 180,000 | 100% | — | — | — | — | 2020 |
| 9303 New Trails | | 97,967 | 42% | 707 | 19.40 | 1,127 | 30.95 | 2011 |
| 3831 Technology Forest Drive | | 95,078 | 100% | 2,396 | 25.20 | 3,578 | 37.63 | 2014 |
| 3 Waterway Square | | 232,021 | 91% | 5,974 | 28.33 | 8,834 | 41.90 | 2013 |
| 4 Waterway Square | | 218,551 | 80% | 4,609 | 26.26 | 7,000 | 39.88 | 2011 |
| The Woodlands Towers at The Waterway | (e) | 1,401,048 | 83% | 32,065 | 29.42 | 45,418 | 41.67 | 2019 |
| 1400 Woodloch Forest | | 95,667 | 84% | 2,121 | 26.32 | 2,145 | 26.62 | 2011 |
| | | 4,020,792 | | | | | | |
| **Columbia** | | | | | | | | |
| 10 - 70 Columbia Corporate Center | | 890,797 | 79% | 17,988 | 26.38 | 18,516 | 27.15 | 2012 / 2014 |
| Columbia Office Properties | | 63,831 | 84% | 1,125 | 34.13 | 1,160 | 35.17 | 2004 / 2007 |
| One Mall North | | 97,088 | 62% | 1,778 | 31.41 | 1,933 | 34.16 | 2016 |
| One Merriweather | | 206,632 | 100% | 7,969 | 38.57 | 8,273 | 40.04 | 2017 |
| Two Merriweather | | 124,016 | 98% | 4,782 | 39.22 | 4,916 | 40.32 | 2017 |
| 6100 Merriweather | | 319,200 | 94% | 7,833 | 35.86 | 8,084 | 37.01 | 2019 |
| | | 1,701,564 | | | | | | |
| **Summerlin** | | | | | | | | |
| Aristocrat | (d) | 181,534 | 100% | — | — | — | — | 2018 |
| 1700 Pavilion | (c) | 265,898 | 50% | — | — | — | — | 2022 |
| One Summerlin | | 206,279 | 89% | 7,242 | 41.02 | 7,507 | 42.52 | 2015 |
| Two Summerlin | | 144,615 | 100% | 5,380 | 37.20 | 5,578 | 38.57 | 2018 |
| | | 798,326 | | | | | | |
| Total | | 6,520,682 | | | | | | |

(a) Annualized Base Rent is calculated as the monthly Base Minimum Rent for the property for December 31, 2022, multiplied by 12. Annualized Base Rent Per Square Foot is the Annualized Base Rent for the property at December 31, 2022, divided by the average occupied square feet.
(b) Effective Annual Rent includes base minimum rent and common area maintenance recovery revenue. Effective Annual Rent Per Square Foot is the Effective Annual Rent divided by the average occupied square feet.
(c) Creekside Park Medical Plaza was placed in service during the fourth quarter of 2022 and currently has no executed leases. 1700 Pavilion was placed in service during the fourth quarter of 2022 at 2% occupancy. As such, Annualized Base Rent and Effective Annual Rent are not yet applicable.
(d) These properties are build-to-suit projects entirely leased by a single tenant. Therefore, the Annualized Base Rent and Effective Annual Rent details have been excluded for competitive reasons.
(e) The Woodlands Towers at the Waterway includes 1201 Lake Robbins and 9950 Woodloch Forest.

## PROPERTIES

The following table summarizes certain metrics of the retail properties (does not include any retail square feet within our multi-family or office assets) within our Operating Assets segment as of December 31, 2022:

| Retail Properties | | Rentable Sq.Ft./Units | % Leased | Annualized Base Rent (thousands) (a) | Annualized Base Rent Per Square Foot (a) | Year Built / Acquired / Last Renovated |
|---|---|---|---|---|---|---|
| **The Woodlands** | | | | | | |
| Creekside Park West | | 72,976 | 97% | $1,516 | $24.29 | 2019 |
| Hughes Landing Retail | | 125,803 | 93% | 3,825 | 35.64 | 2015 |
| 1701 Lake Robbins | | 12,376 | 100% | 524 | 42.34 | 2014 |
| 20/25 Waterway Avenue | | 50,062 | 83% | 1,565 | 37.64 | 2011 |
| Waterway Garage Retail | | 21,513 | 100% | 838 | 39.06 | 2011 |
| 2000 Woodlands Parkway | | 7,900 | 100% | 255 | 32.25 | 2016 |
| | | 290,630 | | | | |
| **Bridgeland** | | | | | | |
| Lakeland Village Center at Bridgeland | | 67,947 | 84% | 1,792 | 31.39 | 2016 |
| **Columbia** | | | | | | |
| Columbia Regional Building | | 89,199 | 100% | 2,741 | 30.72 | 2014 |
| Merriweather District Area 3 Retail | (b) | 10,700 | 100% | — | — | 2020 |
| | | 99,899 | | | | |
| **Summerlin** | | | | | | |
| Downtown Summerlin | (c) | 803,145 | 100% | 24,227 | 30.78 | 2014 / 2015 |
| **Ward Village** | | | | | | |
| Ward Village Retail - Pending Redevelopment | | 403,225 | 83% | 7,673 | 22.88 | 2002 |
| Ward Village - New or Renovated | | 499,883 | 91% | 20,062 | 44.18 | 2012 - 2022 |
| | | 903,108 | | | | |
| Total | | 2,164,729 | | | | |

(a) Annualized Base Rent is calculated as the monthly Base Minimum Rent for the property for December 31, 2022, multiplied by 12. Annualized Base Rent Per Square Foot is the Annualized Base Rent for the property at December 31, 2022, divided by the average occupied square feet.

(b) Merriweather District Area 3 Retail is entirely leased by a single tenant. Therefore, the Annualized Base Rent and Effective Annual Rent details have been excluded for competitive reasons.

(c) Excludes 381,767 square feet of anchors and 39,700 square feet of additional office space above our retail space.

**PROPERTIES**

The following tables summarize certain metrics of our multi-family Operating Assets as of December 31, 2022:

| Multi-family Assets | Ownership % | # Units | Retail Sq. Ft. | % Units Leased | Average Monthly Rate | Average Monthly Rate Per Square Foot | Year Built / Acquired / Last Renovated |
|---|---|---|---|---|---|---|---|
| **The Woodlands** | | | | | | | |
| Creekside Park Apartments | 100% | 292 | — | 96% | $1,738 | $1.77 | 2018 |
| Creekside Park The Grove | 100% | 360 | — | 96% | 1,852 | 1.88 | 2021 |
| Millennium Six Pines Apartments | 100% | 314 | — | 95% | 2,066 | 2.15 | 2016 |
| Millennium Waterway Apartments | 100% | 393 | — | 96% | 1,724 | 1.92 | 2012 |
| One Lakes Edge | 100% | 390 | 22,971 | 94% | 2,239 | 2.27 | 2015 |
| Two Lakes Edge | 100% | 386 | 11,448 | 98% | 2,844 | 2.85 | 2020 |
| The Lane at Waterway | 100% | 163 | — | 96% | 2,620 | 2.38 | 2020 |
| **Bridgeland** | | | | | | | |
| Lakeside Row | 100% | 312 | — | 96% | 1,895 | 1.93 | 2019 |
| Starling at Bridgeland | 100% | 358 | — | 35% | 2,237 | 2.39 | 2022 |
| **Columbia** | | | | | | | |
| Juniper Apartments | 100% | 382 | 55,677 | 96% | 2,204 | 2.47 | 2020 |
| Marlow | 100% | 472 | 32,692 | 11% | 2,070 | 2.65 | 2022 |
| The Metropolitan Downtown Columbia | 50% | 380 | 13,591 | 90% | 2,346 | 2.48 | 2015 |
| m.flats/TEN.M | 50% | 437 | 28,026 | 94% | 2,185 | 2.46 | 2018 |
| **Summerlin** | | | | | | | |
| Constellation Apartments | 100% | 124 | — | 95% | 2,619 | 2.34 | 2017 |
| Tanager Apartments | 100% | 267 | — | 94% | 2,348 | 2.41 | 2019 |
| Total | | 5,030 | 164,405 | | | | |

The following tables summarize certain metrics of our other Operating Assets as of December 31, 2022:

| Other Assets | Ownership % | Asset Type | Sq. Ft. / Acres / Units / Spaces | % Leased | Year Built / Acquired / Last Renovated |
|---|---|---|---|---|---|
| **The Woodlands** | | | | | |
| HHC 242 Self-Storage | 100% | Storage | 634 units | 93% | 2017 |
| HHC 2978 Self-Storage | 100% | Storage | 730 units | 92% | 2017 |
| Hughes Landing Daycare | 100% | Daycare | 10,000 sq. ft. | 100% | 2019 |
| Houston Ground Leases | 100% | Ground lease | N/A | N/A | Various |
| Stewart Title of Montgomery County, TX | 50% | Title Company | N/A | N/A | — |
| Woodlands Sarofim #1 | 20% | Industrial | 129,790 sq. ft. | 86% | late 1980's |
| The Woodlands Warehouse | 100% | Warehouse | 125,801 sq. ft. | 100% | 2019 |
| **Summerlin** | | | | | |
| Hockey Ground Lease | 100% | Ground lease | N/A | N/A | 2017 |
| Las Vegas Aviators | 100% | Minor League Baseball Team | N/A | N/A | 2017 |
| Las Vegas Ballpark | 100% | Ballpark | N/A | N/A | 2019 |
| Summerlin Hospital Medical Center | 5% | Hospital | N/A | N/A | 1997 |
| **Ward Village** | | | | | |
| Kewalo Basin Harbor | Ground Lease | Marina | 55 acres | N/A | 2019 |
| **Other** | | | | | |
| Parking Garages (a) | 100% | Garage | 6,748 spaces | N/A | Various |

(a) Includes parking garages in The Woodlands, Columbia and Ward Village.

## PROPERTIES

The following table summarizes our Operating Assets segment lease expirations:

| $ in thousands | | | | |
|---|---|---|---|---|
| Year | Number of Expiring Leases (a) | Total Square Feet Expiring | Total Annualized Base Rent Expiring | % of Total Annual Gross Rent Expiring |
| 2023 | 106 | 454,752 | $ 20,343 | 5.8 % |
| 2024 | 98 | 507,257 | 21,102 | 6.0 % |
| 2025 | 141 | 959,768 | 45,459 | 13.0 % |
| 2026 | 88 | 476,081 | 20,059 | 5.7 % |
| 2027 | 74 | 930,811 | 38,576 | 11.0 % |
| 2028 | 62 | 549,965 | 24,490 | 7.0 % |
| 2029 | 37 | 507,348 | 22,394 | 6.4 % |
| 2030 | 34 | 581,096 | 29,072 | 8.3 % |
| 2031 | 28 | 260,589 | 13,936 | 4.0 % |
| 2032 | 30 | 1,107,376 | 58,695 | 16.7 % |
| 2033+ | 66 | 1,318,070 | 56,586 | 16.1 % |
| Total | 764 | 7,653,113 | $ 350,712 | 100.0 % |

(a)  Excludes leases with an initial term of 12 months or less.

## MASTER PLANNED COMMUNITIES

Our MPCs are located in and around Houston, Texas; Las Vegas, Nevada; Phoenix, Arizona; and Columbia, Maryland. The following table summarizes our MPCs as of December 31, 2022:

| Community | Location | Total Gross Acres (a) | Approx. No. Residents | Remaining Saleable Acres | | Average Price Per Acre (thousands) (b) | | Projected Community Sell-Out Date | | Average Cash Margin (c) |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Residential | Commercial | Residential | Commercial | Residential | Commercial | Residential |
| Bridgeland | Cypress, TX | 11,506 | 20,000 | 2,179 | 1,157 | $544 | $679 | 2036 | 2045 | 87% |
| Columbia | Columbia, MD | 16,450 | 112,000 | — | 96 | — | 580 | N/A | 2024 (f) | N/A |
| Summerlin | Las Vegas, NV | 22,500 | 123,000 | 2,618 | 700 | 902 | 1,172 | 2043 | 2039 | 78% |
| Teravalis | Phoenix, AZ | 33,810 | — | 17,770 | 9,578 | 332 | 204 | 2081 | 2081 | 88% |
| The Woodlands (d) | The Woodlands, TX | 28,545 | 120,000 | 43 | 737 | 2,493 | 961 | 2025 | 2034 | 96% |
| The Woodlands Hills | Conroe, TX | 2,055 | 2,375 | 736 | 167 | 333 | 531 | 2030 | 2030 | 86% |
| Total | | 114,866 | 377,375 | 23,346 | 12,435 | | | | | |
| Floreo (e) | Phoenix, AZ | 3,029 | — | 1,230 | 337 | 305 | 173 | 2034 | 2035 | 61% |

(a)  Encompasses all of the land located within the borders of the master planned community, including parcels already sold, saleable parcels and non-saleable areas such as roads, parks and recreation areas, conservation areas and parcels acquired during the year.

(b)  Average Price Per Acre is the uninflated weighted-average land value per acre which reflects current market values being attained by the Company, or at new projects, is based on third-party market data.

(c)  Average Cash Margin represents the total projected cash profit (total projected cash sales minus remaining projected cash development expenditures), divided by total projected cash sales. It is calculated based on future revenues and future projected non-reimbursable development costs, capitalized overhead, capitalized taxes and capitalized interest.

(d)  The Woodlands residential land development is nearing completion. The remaining saleable residential acreage includes land in Aria Isle, an exclusive gated community.

(e)  The Company owns a 50% interest in this unconsolidated venture, however the data above is presented at 100%. See below for additional details.

(f)  Columbia land development is complete. The sale of remaining land and/or development of additional commercial assets will occur as the market dictates.

## The Summit

Within our Summerlin MPC, an exclusive luxury community named The Summit is being developed and managed through a joint venture with Discovery Land Company (Discovery), a leading developer of luxury communities and private clubs. The original 555-acre community is nearing completion and consists of approximately 270 homes including 32 condominiums. In 2022, the Company contributed an additional 54 acres to The Summit adjacent to the existing Summit community to develop approximately 28 custom home sites. See Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* and Note 2 - *Investments in Unconsolidated Ventures* in the Notes to Consolidated Financial Statements under Item 8 of this Form 10-K for further details.

## Floreo

Floreo, the first village to be developed in our recently acquired Teravalis MPC, will be developed and managed through a 50% joint venture. The 3,029-acre village is located in the greater Phoenix, Arizona area and is expected to consist of approximately 5,000 residential lots, commercial sites, as well as a planned business park. Land sales are expected to commence at Floreo in the second half of 2023 subject to market conditions. See Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* and Note 2 - *Investments in Unconsolidated Ventures* in the Notes to Consolidated Financial Statements under Item 8 of this Form 10-K for further details.

# Seaport

The Seaport, located on the East River in Lower Manhattan, encompasses several city blocks (inclusive of Historic Area/Uplands, Pier 17, Tin Building and the 250 Water Street development) and totals approximately 473,000 square feet of innovative culinary, entertainment and cultural experiences.

The following table summarizes certain metrics of the Seaport as of December 31, 2022:

| $ in thousands | | Landlord Operations (a) | Landlord Operations - Multi-family (b) | Managed Businesses (c) | Tin Building (d) | Events and Sponsorships (e) | Total |
|---|---|---|---|---|---|---|---|
| **Rentable Sq. Ft. / Units** | | | | | | | |
| Total Sq. Ft. / units | | 346,136 | 13,000 / 21 | 51,606 | 53,783 | 21,077 | |
| Leased Sq. Ft. / units | (f) | 195,201 | — / 21 | 50,970 | 53,783 | 21,077 | |
| % Leased or occupied | (f) | 56% | —% / 100% | 99% | 100% | 100% | |
| | | | | | | | |
| **Development** | | | | | | | |
| Development costs incurred | (g) | $ 564,791 | $ — | $ — | $ 195,524 | $ — | $ 760,315 |
| Estimated total costs (excl. land) | (g) | 594,368 | — | — | 204,870 | — | 799,238 |

(a) Landlord Operations represents physical real estate in the Historic District and Pier 17 developed and owned by HHC and leased to third parties.

(b) Landlord Operations - Multi-family represents 85 South Street which includes base-level retail in addition to residential units.

(c) Managed Businesses represents retail and food and beverage businesses in the Historic District and Pier 17 that HHC owns, either wholly or through joint ventures, and operates, including through license and management agreements.

(d) The Company owns 100% of the Tin Building which was completed and placed in service during the third quarter of 2022. The Company leased 100% of the space to the Tin Building by Jean-Georges joint venture, in which the Company has an equity ownership interest.

(e) Events and Sponsorships includes private events, catering, sponsorships, concert series and other rooftop activities.

(f) The square footage and percent leased for Landlord Operations includes agreements with terms of less than one year.

(g) Development costs incurred and Estimated total costs (excl. land) are shown net of insurance proceeds of approximately $64.7 million.

## STRATEGIC DEVELOPMENTS

We continue to plan, develop and hold or seek development rights for unique properties primarily in Ward Village, The Woodlands, Bridgeland, Summerlin, Columbia and Teravalis. We continue to execute our strategic plans for developing several of these assets with construction either actively underway or pending. Strategic Developments are transferred into our Operating Assets segment when the asset is placed in service.

The following table summarizes our Strategic Developments projects as of December 31, 2022:

| $ in thousands | Location | Size / GLA (a) | Size (Acres) | Total Estimated Cost | Construction Start | Estimated Completion | Estimated Stabilization Date |
|---|---|---|---|---|---|---|---|
| **Strategic Developments Under Construction** | | | | | | | |
| **Columbia** | | | | | | | |
| South Lake Medical Office Building | Columbia, MD | 86,000 sq ft | 2 | $44,833 | Q3 2022 | 2024 | 2027 |
| **Bridgeland** | | | | | | | |
| Wingspan | Cypress, TX | 263 units | 29 | 86,548 | Q2 2022 | 2024 | 2026 |
| **Summerlin** | | | | | | | |
| Tanager Echo | Las Vegas, NV | 294 units | 3 | 86,853 | Q2 2021 | Q2 2023 | 2026 |
| Summerlin South Office | Las Vegas, NV | 147,000 sq ft | 9 | 53,942 | Q4 2022 | Q4 2023 | 2026 |
| **Ward Village** | | | | | | | |
| *Under Construction* | | | | | | | |
| The Park Ward Village | Honolulu, HI | 545 units / 26,800 sq ft | 3 | 620,065 | Q4 2022 | 2025 | N/A |
| Victoria Place | Honolulu, HI | 349 units | 2 | 503,271 | Q1 2021 | 2024 | N/A |
| *Completed (b)* | | | | | | | |
| ʻAʻaliʻi | Honolulu, HI | 750 units / 11,175 sq ft | 2 | 394,908 | Q4 2018 | Completed | N/A |
| Kōʻula | Honolulu, HI | 565 units / 36,854 sq ft | 2 | 487,039 | Q3 2019 | Completed | N/A |
| *Completed and Sold Out* | | | | | | | |
| Aeʻo | Honolulu, HI | 465 units / 70,800 sq ft | 3 | 430,737 | Q1 2016 | Completed | N/A |
| Anaha | Honolulu, HI | 317 units / 16,048 sq ft | 2 | 403,974 | Q4 2014 | Completed | N/A |
| Ke Kilohana | Honolulu, HI | 423 units / 28,386 sq ft | 1 | 218,406 | Q4 2016 | Completed | N/A |
| Waiea | Honolulu, HI | 177 units / 7,716 sq ft | 2 | 598,664 | Q2 2014 | Completed | N/A |
| **Future Strategic Developments Rights or Pending Construction** | | | | | | | |
| **Columbia** | | | | | | | |
| Lakefront District (c) | Columbia, MD | 1,914,000 sq ft | | | | | |
| **Summerlin** | | | | | | | |
| 80% Interest in Fashion Show Air Rights | Las Vegas, NV | — | — | | | | |
| **Ward Village** | | | | | | | |
| Kalae | Honolulu, HI | 329 units / 2,000 sq ft | 3 | | | | |
| Ulana Ward Village | Honolulu, HI | 696 units / 32,100 sq ft | 5 | | | | |
| **Other** | | | | | | | |
| West End Alexandria (d) | Alexandria, VA | — | 41 | | | | |
| **Commercial Land** | | | | | | | |
| **The Woodlands** | | | | | | | |
| The Woodlands Commercial Land (e) | The Woodlands, TX | — | 13 | | | | |
| **Columbia** | | | | | | | |
| Merriweather District (e) | Columbia, MD | — | 15 | | | | |
| **Ward** | | | | | | | |
| Ward Commercial Land (e) | Honolulu, HI | — | 9 | | | | |

(a)  For condominium units, single-family and multi-family assets, square feet represents ground floor retail space whereas units represents residential units for sale or rent.
(b)  There are 31 units remaining to be sold at ʻAʻaliʻi and 15 units remaining to be sold at the newly completed Kōʻula.
(c)  Represents remaining square footage approved for new mixed-use development in the Lakefront District which will include office, retail and residential assets.
(d)  Represents acreage owned through a joint venture.
(e)  Represents land acquired or transferred to the Strategic Developments segment for future development, excluding acreage related to assets that are now in service in our Operating Assets segment or related to completed or under construction condominium towers.

## Item 3.  Legal Proceedings

We, as part of our normal business activities, are a party to a number of legal proceedings. Management periodically assesses our liabilities and contingencies in connection with these matters based upon the latest information available. We disclose material pending legal proceedings pursuant to Securities and Exchange Commission rules and other pending matters as we may determine to be appropriate. As of December 31, 2022, management believes that any monetary liability or financial impact of claims or potential claims to which we might be subject after final adjudication of any legal procedures would not be material to our financial position or our results of operations. See Note 10 - *Commitments and Contingencies* in the Notes to Consolidated Financial Statements under Item 8 of this Form 10-K for further discussion.

## Item 4.  Mine Safety Disclosure

Not applicable.

## PART II

## Item 5.  Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

## MARKET INFORMATION

Our common stock is traded on the New York Stock Exchange (the NYSE) under the symbol HHC. No dividends have been declared or paid in 2022 or 2021. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, restrictions under debt agreements, financial condition and future prospects and other factors the board of directors may deem relevant.

## NUMBER OF HOLDERS OF RECORD

As of February 20, 2023, there were 1,236 stockholders of record of our common stock.

## PERFORMANCE GRAPH

The following performance graph compares the yearly dollar change in the cumulative total stockholder return on our common stock with the cumulative total returns of the NYSE Composite Index, MSCI US REIT Index and the S&P 500 Real Estate Index. The graph tracks the performance of a $100 investment in our common stock and in each of the indexes during the last five fiscal years ended December 31, 2022. The graph was prepared based on the assumption that dividends have been reinvested subsequent to the initial investment. Stockholder returns over the indicated period are based on historical data and should not be considered indicative of future stockholder returns.



## PURCHASES OF EQUITY SECURITIES BY THE ISSUER

The following sets forth information with respect to the equity compensation plans available to employees and directors of the Company at December 31, 2022:

| Plan Category | (a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (1) | (b) Weighted-average exercise price of outstanding options, warrants and rights | (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| Equity compensation plans approved by security holders (2) | 2,312,347 | $ 122.73 | 948,606 |
| Equity compensation plans not approved by security holders | — | $ — | — |
| Total | 2,312,347 | $ 122.73 | 948,606 |

(1)  The amounts shown in columns (a) of the above table do not include 353,463 outstanding Common Shares (all of which are restricted and subject to vesting requirements) that were granted under the Company's 2020 Equity Incentive Plan and its predecessor, the Amended and Restated 2010 Incentive Plan (2010 Incentive Plan), as further described in Note 11 - *Stock-Based Compensation Plans* in the Notes to Consolidated Financial Statements under Item 8 of this Form 10-K.

(2)  Reflects stock option grants under the Company's 2020 Equity Incentive Plan and the 2010 Incentive Plan. Column (a) also includes the warrants held by Messrs. Weinreb and Herlitz, as further described in Note 13 - *Warrants* in the Notes to Consolidated Financial Statements under Item 8 of this Form 10-K.

In October 2021, the Company's board of directors (Board) authorized a share repurchase program, pursuant to which the Company was authorized to purchase up to $250.0 million of its common stock through open-market transactions. During the fourth quarter of 2021, the Company repurchased 1,023,284 shares of its common stock, par value $0.01 per share, for $96.6 million, or approximately $94.42 per share. During the first quarter of 2022, the Company repurchased an additional 1,579,646 shares of its common stock, for $153.4 million, or approximately $97.10 per share, thereby completing all authorized purchases under the plan.

In March 2022, the Board authorized an additional share repurchase program, pursuant to which the Company may, from time to time, purchase up to $250.0 million of its common stock through open-market transactions. The date and time of such repurchases will depend upon market conditions and the program may be suspended or discontinued at any time. During 2022, the Company repurchased 2,704,228 shares of its common stock under this program for approximately $235.0 million at an average price of $86.90 per share. All purchases were funded with cash on hand.

The following sets forth information with respect to repurchases made by the Company of its shares of common stock during the fourth quarter of 2022:

| Period | Total number of shares purchased (a) | Average price paid per share | Total number of shares purchased as part of publicly announced plans or programs | Approximate dollar value of shares that may yet be purchased under the plans or programs |
|---|---|---|---|---|
| October 1-31, 2022 | 129 | $ 58.44 | — | $ 15,009,600 |
| November 1-30, 2022 | 5,893 | $ 66.75 | — | $ 15,009,600 |
| December 1-31, 2022 | 11,869 | $ 76.42 | — | $ 15,009,600 |
| Total | 17,891 | $ 73.11 | — | |

(a)  During the fourth quarter of 2022, 17,891 shares were repurchased related to stock received by the Company for the payment of withholding taxes due on employee share issuances under share-based compensation plans. For additional information, see Note 11 - *Stock-Based Compensation Plans* in the Notes to Consolidated Financial Statements under Item 8 of this Form 10-K.

## Item 6.  [Reserved]

## Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our Consolidated Financial Statements and the related notes filed as a part of this Annual Report. This discussion contains forward-looking statements that involve risks, uncertainties, assumptions and other factors, including those described in Part I, Item 1A. *Risk Factors* and elsewhere in this Annual Report. These factors and others not currently known to us could cause our financial results in 2022 and subsequent fiscal years to differ materially from those expressed in, or implied by, those forward-looking statements. You are cautioned not to place undue reliance on this information which speaks only as of the date of this report. We are not obligated to update this information, whether as a result of new information, future events or otherwise, except as may be required by law.

This section of our Form 10-K discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021. Discussion of 2020 and year-to-year comparisons between 2021 and 2020 that are not included in this Form 10-K can be found in Part II, Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* of the Company's Annual Report Form 10-K for the year ended December 31, 2021.

All references to numbered Notes are to specific Notes to our Consolidated Financial Statements included in this Annual Report and which descriptions are incorporated into the applicable response by reference. Capitalized terms used, but not defined, in this Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) have the same meanings as in such Notes.

## OVERVIEW

**General Overview**  Please refer to Item 1. *Business* for a general discussion of our business strategy, competitive strengths and a general description of the assets contained in our four business segments and Item 2. *Properties* for details regarding the asset type, size, location and key metrics about our various properties.

We are primarily focused on creating shareholder value by increasing our per-share net asset value. Often, the nature of our business results in short-term volatility in our net income due to the timing of MPC land sales, recognition of condominium revenue and operating business pre-opening expenses.

**2022 Results**  During 2022, we maintained positive momentum and successfully navigated challenging market dynamics to deliver solid financial results which met or exceeded our 2022 guidance expectations in every segment. This strong performance is a testament to our premier communities and best-in-class assets, further highlighting the strength of our unique business model.

MPCs delivered exceptional results despite significant reductions in new home sales across our communities. Excluding reduced equity earnings, primarily from The Summit which had limited remaining inventory due to its past sales success, MPC earnings before taxes (EBT) increased 11% year over year, driven by solid land sales, high residential prices per acre and increased builder price participation revenue.

Operating Assets delivered 9% year-over-year net operating income (NOI) growth—excluding dispositions—even considering market and recessionary challenges throughout the year. This improvement was led by multi-family, where new developments and strong rent growth contributed to significant increases in NOI. In office, we made considerable progress with the lease-up of our towers, executing approximately 510,000 square feet of new or expanded leases during the year which will provide meaningful NOI growth in the coming years.

Ward Village had another strong year, closing on more than 600 condo units and contracting to sell nearly 1,000 condo units in future towers. During the year, we completed construction on Kō'ula, made significant progress on the construction of Victoria Place, and commenced construction on The Park Ward Village. We also launched presales at Ulana Ward Village, a designated workforce housing tower, and at Kalae, which has been met with exceptional demand.

The Seaport continued to improve throughout 2022 with a nearly 50% year-over-year increase in foot traffic which contributed to improved demand at our managed restaurants and our most successful summer concert series to date. In addition, the grand opening of the Tin Building by Jean-Georges in the third quarter of 2022 was met with strong demand and positive culinary reviews.

**2023 Outlook**  Proceeding into 2023, we maintain a positive long-term outlook for our businesses, although ongoing market uncertainty is expected to contribute to reduced residential land sales and relatively flat Operating Assets NOI in 2023. Despite these near-term challenges, HHC is well-positioned for growth in the years ahead with its substantial landbank in highly desirable master planned communities, exceptional portfolio of assets and significant pipeline of future commercial development. With the significant financing activity completed in 2022 and early 2023, we are well positioned to advance new developments in our communities.

MPC EBT is projected to be comparable to earnings generated on average during 2017 and 2018, prior to a period of outsized land and home sales in Summerlin, Bridgeland, and The Woodlands Hills during the COVID-19 pandemic. Since mid-2022, a slowing housing market, which has been largely driven by a rise in mortgage rates and shrinking home affordability, has softened new home sales and homebuilder demand for new acreage in the near-term. As a result, we expect 2023 MPC EBT to decline as compared to 2022.

Operating Assets NOI is projected to benefit from multi-family rent growth and new developments in Bridgeland, Downtown Columbia, and Summerlin encompassing nearly 1,400 units. The office portfolio is expected to benefit from leasing momentum experienced throughout 2022, but free rent periods on many of the new leases and the impact of tenant vacancies during 2022 will likely result in a modest year-over-year decline in office NOI. Overall, excluding the impact of divested retail assets in the prior year, Operating Assets NOI is expected to be relatively flat compared to 2022.

Projected revenue from condominium closings in 2023 is expected to decrease, as our next major condominium project, Victoria Place, is not scheduled to be completed until early 2024. Projected condominium sales for 2023 will be driven by the closing of our remaining completed units at 'A'ali'i and Kō'ula. As of December 31, 2022, 'A'ali'i was 96% sold and Kō'ula was 97% sold.

## 2022 Highlights

*Total Company*
- Net income attributable to common stockholders increased to $184.5 million, or $3.65 per diluted share, for the year ended December 31, 2022, compared to income of $56.1 million, or $1.03 per diluted share, for the year ended December 31, 2021.
- We continue to maintain a strong liquidity position with $626.7 million of cash and cash equivalents and available capacity of $200 million on the Secured Bridgeland Notes as of December 31, 2022, with limited near-term debt maturities.
- During 2022, we completed the sale of three retail properties, Outlet Collection at Riverwalk, Lake Woodlands Crossing and Creekside Village Green, as well as our interest in the 110 North Wacker office property, for total net proceeds of $215.9 million.

*Operating Assets*
- Operating Assets NOI totaled $225.8 million in 2022, a $7.1 million increase compared to $218.7 million in the prior year. Excluding the impact of dispositions in 2021 and 2022, Operating Assets NOI increased $13.7 million compared to the prior-year period.
- Multi-family NOI increased $12.7 million primarily due to rent growth and strong lease-up of our new developments in The Woodlands and Downtown Columbia, including Creekside Park The Grove, Two Lakes Edge, The Lane at Waterway and Juniper Apartments.
- Office NOI increased $1.4 million, primarily related to the continued lease-up at 9950 Woodloch Forest and the expiration of rent abatements at 9950 Woodloch Forest, 6100 Merriweather and 8770 New Trails. These increases were partially offset by decreases at The Woodlands and Columbia properties due to expiration of leases. In 2022, the Company executed 510,000 square feet of new or expanded office leases including 253,000 square feet in The Woodlands, 155,000 square feet in Downtown Columbia and 102,000 square feet in Summerlin.
- NOI related to our Retail and Other properties remained relatively flat in 2022 compared to the prior year.

*MPC*
- MPC EBT totaled $283.0 million in 2022, a $33.6 million decrease compared to $316.6 million in the prior year.
- The decrease in EBT was primarily due to lower equity earnings of $60.8 million, primarily related to limited supply of land inventory at The Summit, partially offset by higher builder price participation, primarily at Summerlin. Excluding the impact of the decrease in equity earnings, MPC EBT increased $27.2 million compared to the prior-year period.
- The average price per acre of residential land sold increased 32% to $768,000 per acre, a full-year record for HHC.
- Builder price participation totaled $71.8 million in 2022, a $26.6 million increase compared to $45.1 million in the prior year.
- During 2022, JDM Member exercised options to repurchase a 12.0% ownership interest in Teravalis, resulting in an 88.0% member equity interest for the Company.

*Seaport*
- Seaport generated negative NOI of $9.8 million, representing a $7.8 million improvement compared to the prior year, primarily as a result of an earlier launch of the summer concert series and additional concerts scheduled in 2022 compared to 2021, increased demand at our managed restaurants, increased private event activity and rental revenue related to the Tin Building landlord operations. Seaport NOI excludes equity losses of $36.2 million in 2022, related to pre-opening costs and initial operating losses for the Tin Building by Jean-Georges managed business.

*Strategic Developments*
- Strategic Developments EBT totaled $190.2 million in 2022, a $106.5 million increase compared to $83.8 million in the prior year.
- The increase in EBT was primarily due to an increase in net condominium sales of $74.4 million driven by timing and mix of condominium closings.
- We closed on 607 units during the year ended December 31, 2022, including 549 units at Kōʻula, which was completed in the third quarter of 2022, 56 units at ʻAʻaliʻi and the final 2 units at Waiea.
- During 2022, we achieved 100% presold status at Victoria Place and 100% sold status at Waiea.
- The Park Ward Village, our eighth condominium project at Ward Village, began public presales in July 2021 and began construction in December 2022. As of December 31, 2022, we have entered into contracts for 501 units, representing 91.9% of total units.

- Ulana Ward Village, our ninth condominium project, was announced in 2021, with all units designated as workforce housing units and are being offered to local residents who meet certain maximum income and net worth requirements. As of December 31, 2022, we have entered into contracts for 676 units, representing 97.1% of total units. Construction began at Ulana Ward Village in January 2023.
- Kalae, our tenth condominium project, began public presales in September 2022 and as of December 31, 2022, we have entered into contracts for 240 units, representing 72.9% of total units.
- We placed the following assets in service upon substantial completion of construction in 2022: (i) Memorial Hermann Medical Office Building, a medical office property in The Woodlands; (ii) 1700 Pavilion, an office property in Summerlin; (iii) Marlow, a multi-family property in Columbia; (iv) Starling at Bridgeland, a multi-family property in Bridgeland; (v) Creekside Park Medical Plaza, a medical office property in The Woodlands; and (vi) Kōʻula Retail, a retail property in Ward Village. These assets placed in service represent 830 multi-family units and 388,000 square feet of office and retail space.
- We began construction on the following assets in 2022: (i) South Lake Medical Office Building, a medical office property in Columbia; (ii) The Park Ward Village, our eighth condominium project in Ward Village; (iii) Summerlin South Office, an office property in Summerlin; and (iv) Wingspan, a single-family rental community in Bridgeland. These assets under construction represent 263 single-family units, 545 condominium units and 259,800 square feet of office and retail space.

*Corporate*
- Net expenses related to Corporate income, expenses and other items remained relatively flat compared to the prior-year period as the nonrecurring loss on extinguishment of debt in 2021 and lower net interest expense was offset by an increase in income tax expense.

*Capital and Financing Activities*
- In 2022, our financing activity included new borrowings of $899.2 million (excluding undrawn amounts on new construction loans), draws on existing mortgages of $336.7 million, and repayments on mortgages and credit facility of $1.1 billion. For additional information refer to Note 7 - *Mortgages, Notes and Loans Payable, Net* in the Notes to Consolidated Financial Statements under Item 8 of this Form 10-K.
- In the first quarter of 2022, the Company repurchased $153.4 million of its common stock, completing all authorized share repurchases under a $250.0 million share repurchase program approved in 2021. In March 2022, the Board authorized an additional $250.0 million of share repurchases. Under this program, the Company has repurchased approximately $235.0 million as of December 31, 2022.

## Earnings Before Taxes

In addition to the required presentations using accounting principles generally accepted in the United States (GAAP), we use certain non-GAAP performance measures, as we believe these measures improve the understanding of our operational results and make comparisons of operating results among peer companies more meaningful. Management continually evaluates the usefulness, relevance, limitations and calculation of our reported non-GAAP performance measures to determine how best to provide relevant information to the public, and thus such reported measures could change.

Because our four segments, Operating Assets, MPC, Seaport and Strategic Developments, are managed separately, we use different operating measures to assess operating results and allocate resources among them. The one common operating measure used to assess operating results for our business segments is EBT. EBT, as it relates to each business segment, includes the revenues and expenses of each segment, as shown below. EBT excludes corporate expenses and other items that are not allocable to the segments. See discussion herein at Corporate income, expenses and other items for further details. We present EBT for each segment because we use this measure, among others, internally to assess the core operating performance of our assets.

EBT should not be considered an alternative to GAAP net income attributable to common stockholders or GAAP net income, as it has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of the limitations of EBT are that it does not include the following in our calculations:
– cash expenditures, or future requirements for capital expenditures or contractual commitments
– corporate general and administrative expenses
– interest expense on our corporate debt
– income taxes that we may be required to pay
– any cash requirements for replacement of fully depreciated or amortized assets
– limitations on, or costs related to, the transfer of earnings from our unconsolidated ventures to us

A reconciliation between EBT and Net income is presented below:

| thousands | Operating Assets Segment (a) | MPC Segment | Seaport Segment | Strategic Developments Segment | Total |
|---|---|---|---|---|---|
| **Year ended December 31, 2022** | | | | | |
| Total revenues | $    431,834 | $ 408,365 | $    88,468 | $      679,763 | $1,608,430 |
| Total operating expenses | (194,496) | (173,905) | (104,393) | (504,036) | (976,830) |
| Segment operating income (loss) | 237,338 | 234,460 | (15,925) | 175,727 | 631,600 |
| Depreciation and amortization | (154,626) | (394) | (36,338) | (5,319) | (196,677) |
| Interest income (expense), net | (89,959) | 50,305 | 3,902 | 17,073 | (18,679) |
| Other income (loss), net | (1,140) | 23 | 245 | 1,799 | 927 |
| Equity in earnings (losses) from unconsolidated ventures | 22,263 | (1,407) | (36,273) | 868 | (14,549) |
| Gain (loss) on sale or disposal of real estate and other assets, net | 29,588 | — | — | 90 | 29,678 |
| Gain (loss) on extinguishment of debt | (2,230) | — | — | — | (2,230) |
| Segment EBT | $      41,234 | $ 282,987 | $   (84,389) | $      190,238 | $   430,070 |
| Corporate income, expenses and other items | | | | | (245,434) |
| Net income (loss) | | | | | 184,636 |
| Net (income) loss attributable to noncontrolling interests | | | | | (103) |
| Net income (loss) attributable to common stockholders | | | | | $   184,533 |

| thousands | Operating Assets Segment (a) | MPC Segment | Seaport Segment | Strategic Developments Segment | Total |
|---|---|---|---|---|---|
| **Year Ended December 31, 2021** | | | | | |
| Total revenues | $ 442,698 | $ 409,746 | $ 55,008 | $ 520,109 | $1,427,561 |
| Total operating expenses | (209,020) | (193,851) | (77,198) | (436,698) | (916,767) |
| Segment operating income (loss) | 233,678 | 215,895 | (22,190) | 83,411 | 510,794 |
| Depreciation and amortization | (163,031) | (366) | (30,867) | (6,512) | (200,776) |
| Interest income (expense), net | (75,391) | 42,683 | 357 | 3,701 | (28,650) |
| Other income (loss), net | (10,746) | — | (3,730) | 2,536 | (11,940) |
| Equity in earnings (losses) from unconsolidated ventures | (67,042) | 59,399 | (1,988) | (221) | (9,852) |
| Gain (loss) on sale or disposal of real estate and other assets, net | 39,168 | — | — | 13,911 | 53,079 |
| Gain (loss) on extinguishment of debt | (1,926) | (1,004) | — | — | (2,930) |
| Provision for impairment | — | — | — | (13,068) | (13,068) |
| Segment EBT | $ (45,290) | $ 316,607 | $ (58,418) | $ 83,758 | $ 296,657 |
| Corporate income, expenses and other items | | | | | (247,733) |
| Net income (loss) | | | | | 48,924 |
| Net (income) loss attributable to noncontrolling interests | | | | | 7,176 |
| Net income (loss) attributable to common stockholders | | | | | $ 56,100 |

(a) Total revenues includes hospitality revenues of $35.6 million for the year ended December 31, 2021. Total operating expenses includes hospitality operating costs of $30.5 million for the year ended December 31, 2021. In September 2021, the Company completed the sale of its three hospitality properties.

## RESULTS OF OPERATIONS

See sections below for detailed discussion of our operating results by segment.

### Operating Assets

**Segment EBT**  The following table presents segment EBT for Operating Assets for the years ended December 31:

| Operating Assets Segment EBT<br>*thousands* | | 2022 | | 2021 | 2022-2021<br>$ Change |
|---|---|---|---|---|---|
| Rental revenue | $ | **379,693** | $ | 360,830 | $    18,863 |
| Other land, rental and property revenues | | **52,141** | | 81,868 | (29,727) |
| **Total revenues** | | **431,834** | | 442,698 | (10,864) |
| Operating costs | | **(141,678)** | | (158,994) | 17,316 |
| Rental property real estate taxes | | **(52,096)** | | (50,661) | (1,435) |
| (Provision for) recovery of doubtful accounts | | **(722)** | | 635 | (1,357) |
| **Total operating expenses** | | **(194,496)** | | (209,020) | 14,524 |
| **Segment operating income (loss)** | | **237,338** | | 233,678 | 3,660 |
| Depreciation and amortization | | **(154,626)** | | (163,031) | 8,405 |
| Interest income (expense), net | | **(89,959)** | | (75,391) | (14,568) |
| Other income (loss), net | | **(1,140)** | | (10,746) | 9,606 |
| Equity in earnings (losses) from unconsolidated ventures | | **22,263** | | (67,042) | 89,305 |
| Gain (loss) on sale or disposal of real estate and other assets, net | | **29,588** | | 39,168 | (9,580) |
| Gain (loss) on extinguishment of debt | | **(2,230)** | | (1,926) | (304) |
| **Segment EBT** | $ | **41,234** | $ | (45,290) | $    86,524 |

Operating Assets segment EBT increased $86.5 million compared to the prior-year period primarily due to the following:
- Equity earnings increased $89.3 million primarily driven by the impact of the sale of 110 North Wacker in the first quarter of 2022. This increase is due to losses incurred at 110 North Wacker in 2021 during the lease-up period that were not recurring in 2022, as well as the recognition of income upon the sale in 2022, primarily due to the release of our share of accumulated other comprehensive income related to 110 North Wacker's derivative instruments.
- Total revenues, net of operating costs increased $6.5 million due to an increase of $11.3 million primarily driven by the stabilization of our newer multi-family properties in The Woodlands and Columbia, partially offset by a decrease of $4.8 million related to the sale of our hospitality properties in the third quarter of 2021.
- Other loss decreased $9.6 million due to a nonrecurring $10.0 million loss incurred in February 2021 on the settlement of the rate-lock agreement upon repayment of our outstanding loans for 1201 Lake Robbins and The Woodlands Warehouse.
- Depreciation and amortization decreased $7.1 million and interest expense decreased $3.9 million as a result of the sale of our hospitality properties in the third quarter of 2021.

These increases to EBT were partially offset by the following:
- Interest expense increased $18.5 million, excluding the impact of the sale of the hospitality assets referenced above, primarily due to financing activity for our operating assets in 2022, as well as increased interest costs associated with variable-rate debt.
- Gain on asset sales decreased $9.6 million as the combined gain on the sales of Creekside Park Village, Lake Woodlands Crossing and the Outlet Collection at Riverwalk in 2022, was lower than the gain on the sale of the hospitality properties in 2021.

**Net Operating Income**   We believe that NOI is a useful supplemental measure of the performance of our Operating Assets and Seaport segments because it provides a performance measure that, when compared year over year, reflects the revenues and expenses directly associated with owning and operating real estate properties and the impact on operations from trends in rental and occupancy rates and operating costs as variances between years in NOI typically result from changes in rental rates, occupancy, tenant mix and operating expenses. We define NOI as operating revenues (rental income, tenant recoveries and other revenue) less operating expenses (real estate taxes, repairs and maintenance, marketing and other property expenses). NOI excludes straight-line rents and amortization of tenant incentives, net; interest expense, net; ground rent amortization; demolition costs; other income (loss); amortization; depreciation; development-related marketing costs; gain on sale or disposal of real estate and other assets, net; provision for impairment and equity in earnings from unconsolidated ventures. We use NOI to evaluate our operating performance on a property-by-property basis because NOI allows us to evaluate the impact that property-specific factors such as lease structure, lease rates and tenant base have on our operating results, gross margins and investment returns.

Projected annual stabilized NOI is initially projected prior to the development of the asset based on market assumptions and is revised over the life of the asset as market conditions evolve. Adjustments to an asset's stabilized NOI are made when changes to the asset's long-term performance are thought to be more than likely and permanent.

Although we believe that NOI provides useful information to investors about the performance of our Operating Assets and Seaport segments, due to the exclusions noted above, NOI should only be used as an additional measure of the financial performance of such assets and not as an alternative to GAAP net income. A reconciliation of Operating Assets segment EBT to Operating Assets NOI is presented in the table below. Refer to the Seaport section for a reconciliation of Seaport segment EBT to Seaport NOI.

| Operating Assets NOI | | | | | 2022-2021 |
|---|---|---|---|---|---|
| thousands | | 2022 | | 2021 | $ Change |
| Total Operating Assets segment EBT | $ | 41,234 | $ | (45,290) $ | 86,524 |
| Add back: | | | | | |
| Depreciation and amortization | | 154,626 | | 163,031 | (8,405) |
| Interest (income) expense, net | | 89,959 | | 75,391 | 14,568 |
| Equity in (earnings) losses from unconsolidated ventures | | (22,263) | | 67,042 | (89,305) |
| (Gain) loss on sale or disposal of real estate and other assets, net | | (29,588) | | (39,168) | 9,580 |
| (Gain) loss on extinguishment of debt | | 2,230 | | 1,926 | 304 |
| Impact of straight-line rent | | (11,241) | | (14,715) | 3,474 |
| Other | | 827 | | 10,449 | (9,622) |
| **Operating Assets NOI** | $ | **225,784** | $ | 218,666 $ | 7,118 |

The below table presents Operating Assets NOI by property type:

| Operating Assets NOI by Property Type | | | | | 2022-2021 |
|---|---|---|---|---|---|
| thousands | | 2022 | | 2021 | $ Change |
| Office | $ | 111,210 | $ | 109,838 $ | 1,372 |
| Retail | | 51,525 | | 52,448 | (923) |
| Multi-family | | 45,564 | | 32,895 | 12,669 |
| Other | | 14,067 | | 13,492 | 575 |
| Dispositions | | 3,418 | | 9,993 | (6,575) |
| **Operating Assets NOI** | $ | **225,784** | $ | 218,666 $ | 7,118 |

Operating Assets NOI increased $7.1 million compared to the prior-year period primarily due to the following:
- Multi-family NOI increased $12.7 million driven by rent growth and strong lease-up of our new developments in The Woodlands and Downtown Columbia, including Creekside Park The Grove, Two Lakes Edge, The Lane at Waterway and Juniper Apartments.
- Office NOI increased $1.4 million primarily due to the continued lease-up at 9950 Woodloch Forest and the expiration of rent abatements at 9950 Woodloch Forest, 6100 Merriweather and 8770 New Trails. These increases were partially offset by decreases at The Woodlands and Columbia properties due to expiration of leases.
- These increases were partially offset by a $6.6 million decrease due to the sale of our hospitality properties in The Woodlands in the third quarter of 2021 and the Outlet Collection at Riverwalk in the second quarter of 2022.

## Master Planned Communities

**Segment EBT**  The following table presents segment EBT for MPC for the years ended December 31:

| MPC Segment EBT | | | 2022-2021 |
|---|---|---|---|
| *thousands* | **2022** | **2021** | **$ Change** |
| Master Planned Community land sales (a) | $ **316,065** | $ 346,217 | $ (30,152) |
| Other land, rental and property revenues | **20,539** | 18,391 | 2,148 |
| Builder price participation (b) | **71,761** | 45,138 | 26,623 |
| **Total revenues** | **408,365** | 409,746 | (1,381) |
| Master Planned Communities cost of sales | **(119,466)** | (153,630) | 34,164 |
| Operating costs | **(54,439)** | (40,221) | (14,218) |
| **Total operating expenses** | **(173,905)** | (193,851) | 19,946 |
| **Segment operating income (loss)** | **234,460** | 215,895 | 18,565 |
| Depreciation and amortization | **(394)** | (366) | (28) |
| Interest income (expense), net | **50,305** | 42,683 | 7,622 |
| Other income (loss), net | **23** | — | 23 |
| Equity in earnings (losses) from unconsolidated ventures | **(1,407)** | 59,399 | (60,806) |
| Gain (loss) on extinguishment of debt | **—** | (1,004) | 1,004 |
| **Segment EBT** | $ **282,987** | $ 316,607 | $ (33,620) |

(a)  MPC land sales include deferred revenue from land sales closed in a previous period that met criteria for recognition in the current period and excludes amounts deferred from current period land sales that do not yet meet the recognition criteria.

(b)  Builder price participation revenue is earned when a developer that acquired land from HHC develops and sells a home to an end user at a price higher than a predetermined breakpoint. The excess over the breakpoint is shared between HHC and the developer at the time of closing on the sale of the home based on a previously agreed-upon percentage. This revenue fluctuates based upon the number and the prices of homes closed that qualify for builder price participation payments.

The following table presents segment EBT by MPC for the years ended December 31:

| MPC Segment EBT by MPC | | | 2022-2021 |
|---|---|---|---|
| *thousands* | **2022** | **2021** | **$ Change** |
| Bridgeland | $ **94,913** | $ 67,187 | $ 27,726 |
| Summerlin | **179,063** | 245,674 | (66,611) |
| Teravalis (a) | **(1,977)** | (11) | (1,966) |
| The Woodlands | **(4,406)** | (11,703) | 7,297 |
| The Woodlands Hills | **17,690** | 16,405 | 1,285 |
| Columbia | **(2,296)** | (945) | (1,351) |
| **Segment EBT** | $ **282,987** | $ 316,607 | $ (33,620) |
| Floreo (b) | $ **(2,848)** | $ (16) | $ (2,832) |

(a)  As of December 31, 2022, the Company owns an 88.0% interest and consolidates Teravalis. For additional detail, refer to Note 3 - *Acquisitions and Dispositions* in the Notes to Consolidated Financial Statements under Item 8 of this Form 10-K.

(b)  These amounts represent 100% of Floreo EBT. The Company owns a 50% interest in Floreo. Refer to Note 2 - *Investments in Unconsolidated Ventures* in the Notes to Consolidated Financial Statements under Item 8 of this Form 10-K for a description of the joint venture and further discussion.

MPC Segment EBT decreased $33.6 million compared to the prior-year period primarily due to lower equity earnings of $60.8 million, primarily related to The Summit, partially offset by higher builder price participation of $26.6 million across all MPCs. Excluding the impact of the decrease in equity earnings, MPC EBT increased $27.2 million compared to the prior-year period.

Summerlin EBT decreased $66.6 million compared to the prior period.
- Equity earnings at The Summit decreased $59.4 million primarily related to lower sales in 2022 as a result of limited available Phase I inventory and an increase in projected amenity and completion costs recognized in 2022, partially offset by the gain recognized on the contribution of Phase II land in 2022.
- MPC sales, net of MPC cost of sales decreased $27.4 million primarily due to the following activity.
  - decrease in superpad acres sold partially offset by an increase in price per acre, with 94.6 acres sold at an average price of $1.1 million per acre in 2022, compared to 310.9 acres sold at an average price of $656,000 per acre in 2021
  - decrease in custom lots sold, with 4 lots sold with an average price of $2.2 million in 2022, compared to 15 lots sold with an average price of $1.5 million in 2021
  - increase in institutional acres sold, with 16.6 acres sold at an average price of $1.6 million per acre in 2022, compared to no institutional land sales in 2021
- Builder price participation increased $17.7 million due to more eligible home closings and higher home sale prices.

Bridgeland EBT increased $27.7 million compared to the prior period.
- MPC sales, net of MPC cost of sales increased $27.2 million primarily due to the following activity.
  - increase in commercial acres sold, with 75.0 acres sold at an average price of $507,000 per acre in 2022, compared to no commercial land sales in 2021
  - increase in residential price per acre, with 156.8 acres sold at an average price of $544,000 per acre in 2022, compared to 158.1 acres sold at an average price of $468,000 per acre in 2021

The Woodlands EBT increased $7.3 million compared to the prior period.
- MPC sales, net of MPC cost of sales increased $5.7 million primarily due to the following activity.
  - increase in residential acres sold and price per acre, with 7.4 acres sold in Aria Isle, an exclusive gated community, at an average price of $3.0 million per acre in 2022, compared to 3.9 acres sold at an average price of $618,000 per acre in 2021
  - decrease in commercial acres sold, with no commercial land sales in 2022, compared to 1.6 acres sold at an average price of $1.7 million per acre in 2021

The Woodlands Hills EBT increased $1.3 million compared to the prior period.
- MPC sales, net of MPC cost of sales decreased $1.5 million primarily due to the following activity.
  - decrease in residential acres sold partially offset by an increase in price per acre, with 61.9 acres sold at an average price of $382,000 per acre in 2022, compared to 80.1 acres sold at an average price of $337,000 per acre in 2021
  - increase in institutional acres sold, with 8.0 acres sold at an average price of $175,000 per acre in 2022, compared to no institutional land sales in 2021

## MPC Equity Investments

### The Summit

The Summit, our joint venture with Discovery, offers a mix of custom lots, single-family homes and clubhouse suites in our Summerlin MPC. The original 555-acre community (Phase I) is nearing completion and consists of approximately 270 homes including 32 condominiums. In 2022, the Company contributed an additional 54 acres (Phase II) to The Summit adjacent to the existing Summit community to develop approximately 28 custom home sites. We recognized equity earnings of $30.0 thousand in 2022 and $59.4 million in 2021. We received no cash distributions in 2022 and $114.2 million in 2021.

### Floreo

Land development is currently underway at Floreo, our joint venture with Trillium Development Holding Company, LLC. Land sales are expected to begin in the second half of 2023.

For additional details on The Summit and Floreo, refer to Note 2 - *Investments in Unconsolidated Ventures* in the Notes to Consolidated Financial Statements under Item 8 of this Form 10-K.

Table of Contents
Index to Financial Statements

**Residential and Commercial Land Sales** The following tables detail our residential and commercial land sales for the years ended December 31:

| | Summary of MPC Land Sales Closed | | | | | |
|---|---|---|---|---|---|---|
| | Land Sales | | Acres Sold | | Average Price Per Acre | |
| *thousands* | 2022 | 2021 | 2022 | 2021 | 2022 | 2021 |
| **Residential Land Sales Closed** | | | | | | |
| **Bridgeland** | | | | | | |
| Single family | **$ 85,320** | $ 73,999 | **156.8** | 158.1 | **$ 544** | $ 468 |
| **Summerlin** | | | | | | |
| Superpad sites | **108,196** | 203,855 | **94.6** | 310.9 | **1,144** | 656 |
| Custom lots | **8,910** | 22,270 | **2.0** | 11.7 | **4,455** | 1,903 |
| **The Woodlands** | | | | | | |
| Single family | **21,864** | 2,412 | **7.4** | 3.9 | **2,955** | 618 |
| **The Woodlands Hills** | | | | | | |
| Single family | **23,659** | 26,956 | **61.9** | 80.1 | **382** | 337 |
| **Total residential land sales closed (a)** | **$ 247,949** | $ 329,492 | **322.7** | 564.7 | **$ 768** | $ 583 |
| **Commercial Land Sales Closed** | | | | | | |
| **Bridgeland** | | | | | | |
| Commercial | **$ 38,034** | $ — | **75.0** | — | **$ 507** | $ — |
| Institutional | **9,937** | 9,335 | **35.7** | 58.1 | **278** | 161 |
| **Summerlin** | | | | | | |
| Commercial | **—** | 4,250 | **—** | 6.3 | **—** | 675 |
| Institutional | **26,016** | — | **16.6** | — | **1,567** | — |
| **The Woodlands** | | | | | | |
| Commercial | **—** | 2,694 | **—** | 1.6 | **—** | 1,684 |
| Institutional | **—** | 827 | **—** | 1.5 | **—** | 551 |
| **The Woodlands Hills** | | | | | | |
| Institutional | **1,396** | — | **8.0** | — | **175** | — |
| **Total commercial land sales closed (a)** | **$ 75,383** | $ 17,106 | **135.3** | 67.5 | **$ 557** | $ 253 |

(a) Excludes revenues related to sales closed in a previous period and deferred for recognition that met criteria for recognition in the current period. Please see the Reconciliation of MPC Land Sales Closed to GAAP Land Sales Revenue table below which reconciles Total residential and commercial land sales closed to Land sales revenue for the years ended December 31, 2022 and 2021.

**Reconciliation of MPC Land Sales Closed to GAAP Land Sales Revenue** The following table reconciles Total residential and commercial land sales closed in the years ended December 31, 2022 and 2021, to Master Planned Community land sales for the respective periods. Total net recognized (deferred) revenue includes revenues recognized in the current period which are related to sales closed in prior periods, offset by revenues deferred on sales closed in the current period.

| *thousands* | 2022 | 2021 |
|---|---|---|
| Total residential land sales closed | **$ 247,949** | $ 329,492 |
| Total commercial land sales closed | **75,383** | 17,106 |
| Net recognized (deferred) revenue: | | |
| Bridgeland | **(18,388)** | (8,174) |
| The Woodlands Hills | **(172)** | — |
| Summerlin | **3,248** | (1,568) |
| Total net recognized (deferred) revenue | **(15,312)** | (9,742) |
| Special Improvement District revenue | **8,045** | 9,361 |
| Master Planned Community land sales | **$ 316,065** | $ 346,217 |

Although our business does not involve the sale or resale of homes, we believe that net new home sales are an important indicator of future demand for our superpad sites and finished lots. Therefore, we use this statistic where relevant in our discussion of MPC operating results herein. Net new home sales reflect home sales made by homebuilders, less cancellations. Cancellations generally occur when a homebuyer signs a contract to purchase a home but later fails to qualify for a home mortgage or is unable to provide an adequate down payment to complete the home sale.

| thousands except percentages | Net New Home Sales | | | Median Home Sales Price | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2022 | 2021 | 2022-2021 % Change | 2022 | 2021 | 2022-2021 % Change |
| Bridgeland | 566 | 713 | (20.6)% | $ 525 | $ 463 | 13.4 % |
| Summerlin | 775 | 1,578 | (50.9)% | 722 | 628 | 15.0 % |
| The Woodlands (a) | 32 | 144 | (77.8)% | 1,285 | 750 | 71.3 % |
| The Woodlands Hills | 201 | 326 | (38.3)% | 429 | 368 | 16.6 % |

(a) New home sales in The Woodlands are not expected to be significant as residential land development is nearing completion.

**MPC Net Contribution**   In addition to MPC segment EBT, MPC Net Contribution is a non-GAAP financial measure derived from EBT, adjusted for certain items as discussed below. Management uses this measure because it captures current period performance through the velocity of sales, as well as current period development expenditures based upon demand at our MPCs, which varies depending upon the stage of the MPCs development lifecycle, and the overall economic environment. MPC Net Contribution is defined as MPC segment EBT, plus MPC cost of sales, Depreciation and amortization, and net collections from Special Improvement District (SID) bonds and Municipal Utility District (MUD) receivables, reduced by MPC development expenditures, land acquisitions and Equity in earnings from unconsolidated ventures, net of distributions. MPC Net Contribution is not a GAAP-based operational metric and should not be used to measure operating performance of the MPC assets as a substitute for GAAP measures of such performance nor should it be used as a comparison metric with other comparable businesses. A reconciliation of segment EBT to MPC Net Contribution is presented below.

The following table sets forth the MPC Net Contribution for the years ended December 31:

| thousands | 2022 | 2021 | 2022-2021 $ Change |
| --- | --- | --- | --- |
| MPC segment EBT | $ 282,987 | $ 316,607 | $ (33,620) |
| Plus: | | | |
| Master Planned Communities cost of sales | 119,466 | 153,630 | (34,164) |
| Depreciation and amortization | 394 | 366 | 28 |
| MUD and SID bonds collections, net (a) | 131,126 | 46,460 | 84,666 |
| Distributions from unconsolidated ventures | — | 114,172 | (114,172) |
| Less: | | | |
| MPC development expenditures | (396,102) | (322,255) | (73,847) |
| MPC land acquisitions | — | (574,253) | 574,253 |
| Equity in (earnings) losses from unconsolidated ventures | 1,407 | (59,399) | 60,806 |
| **MPC Net Contribution** | $ 139,278 | $ (324,672) | $ 463,950 |

(a)   SID collections are shown net of SID transfers to buyers in the respective periods.

MPC Net contribution increased for the year ended December 31, 2022, primarily due to no MPC land acquisitions in 2022. Excluding the impact of the acquisition of Teravalis in 2021, MPC Net Contribution decreased primarily due to a decrease in Distributions from unconsolidated ventures related to a large distribution received in 2021 representing the return of the Company's initial capital contribution in accordance with The Summit LLC agreement and higher MPC development expenditures, partially offset by higher MUD and SID bond collections, net.

**MPC Land Inventory**  The following table summarizes MPC land inventory activity:

| thousands | Bridgeland | Columbia | Summerlin | Teravalis | The Woodlands | The Woodlands Hills | Total MPC |
|---|---|---|---|---|---|---|---|
| **Balance December 31, 2020** | $ 486,867 | $ 16,625 | $ 888,954 | $ — | $ 177,341 | $ 117,732 | $1,687,519 |
| Acquisitions | — | — | — | 569,541 | 4,712 | — | 574,253 |
| Development expenditures (a) | 142,556 | — | 156,433 | — | 5,448 | 17,818 | 322,255 |
| MPC Cost of sales | (20,235) | — | (120,578) | — | (2,035) | (10,782) | (153,630) |
| MUD reimbursable costs (b) | (102,563) | — | — | — | (248) | (9,604) | (112,415) |
| Transfer to Strategic Developments | (1,617) | — | (1,700) | — | (892) | — | (4,209) |
| Investments in unconsolidated ventures | — | — | — | (59,000) | — | — | (59,000) |
| Other | 15,145 | — | 8,615 | — | 3,092 | 1,143 | 27,995 |
| **Balance December 31, 2021** | 520,153 | 16,625 | 931,724 | 510,541 | 187,418 | 116,307 | 2,282,768 |
| Acquisitions | — | — | — | — | — | — | — |
| Development expenditures (a) | 189,752 | — | 161,540 | 195 | 14,844 | 29,771 | 396,102 |
| MPC Cost of sales | (32,746) | — | (64,183) | — | (12,310) | (10,227) | (119,466) |
| MUD reimbursable costs (b) | (145,995) | — | — | — | (110) | (24,521) | (170,626) |
| Transfer to Strategic Developments | (777) | — | (12,424) | — | (4,433) | — | (17,634) |
| Other | 8,537 | — | (2,146) | 33,810 | (53) | 234 | 40,382 |
| **Balance December 31, 2022** | $ 538,924 | $ 16,625 | $1,014,511 | $ 544,546 | $ 185,356 | $ 111,564 | $2,411,526 |

(a)  Development expenditures are inclusive of capitalized interest and property taxes.
(b)  MUD reimbursable costs represent land development expenditures transferred to MUD Receivables.

## Seaport

The Seaport is part non-stabilized operating asset, part development project and part operating business. As such, the Seaport has a greater range of possible outcomes than our other projects. The greater uncertainty is largely the result of: (i) seasonality; (ii) potential sponsorship revenue; (iii) potential event revenue; and (iv) business operating risks from various start-up businesses. We operate and own, either directly, through license agreements or in joint ventures, many of the tenants in the Seaport. As a result, the revenues and expenses of these businesses, as well as the underlying market conditions affecting these types of businesses, will directly impact the NOI of the Seaport. This is in contrast to our other retail properties where we primarily receive lease payments and are not as directly impacted by the operating performance of the underlying businesses. This causes the financial results and eventual stabilized yield of the Seaport to be less predictable than our other operating real estate assets with traditional lease structures. Further, as we open new operating businesses, either owned entirely or in partnership with third parties, we expect to incur pre-opening expenses and operating losses until those businesses stabilize, which likely will not happen until the Seaport reaches its critical mass of offerings. Given the factors and uncertainties listed above, we do not currently provide guidance on our expected NOI yield or stabilization date for the Seaport. As we move closer to opening a critical mass of offerings at the Seaport, we will re-establish goals for yield on costs and stabilization dates when the uncertainties and range of possible outcomes are clearer.

We primarily categorize the businesses in the Seaport segment into the following groups: Landlord Operations, Managed Businesses, the Tin Building and Events and Sponsorships.

**Landlord Operations**  Landlord Operations represent physical real estate in the Historic District and Pier 17 that we have developed and own, and is inclusive of our office, retail and multi-family properties.

**Managed Businesses**  Managed Businesses represent retail and food and beverage businesses in the Historic District and Pier 17 that HHC owns, either wholly or through partnerships with third parties, and operates, including license and management agreements. These businesses include, among others, The Fulton, Mister Dips, Carne Mare, Malibu Farm and Ssäm Bar. The Fulton and Malibu Farm are managed by Creative Culinary Management Company, LLC (CCMC), a Jean-Georges company, and Mister Dips and Carne Mare are managed by Seaport F&B LLC, an Andrew Carmellini company. These management companies are responsible for employment and supervision of all employees providing services for the food and beverage operations and restaurant as well as day-to-day operations and accounting for food and beverage operations.

In March of 2022, the Company paid $45 million for a 25% interest in Jean-Georges Restaurants, which currently operates over 40 restaurant and hospitality offerings around the world. The Company also paid $10 million in exchange for the option to acquire up to an additional 20% interest in Jean-Georges Restaurants. The Company reports its ownership interest in accordance with the equity method.

In 2023, we plan to expand our Managed Businesses portfolio with the launch of The Lawn Club, a new concept that will transform 20,000 square feet of the Fulton Market Building into an immersive indoor and outdoor experience that includes an extensive indoor grass area, a stylish clubhouse bar and a wide variety of lawn games.

**Tin Building**  The Tin Building includes both landlord operations and managed business. The Company owns 100% of the Tin Building which was completed and placed in service during the third quarter of 2022. The Company leased 100% of the space to the Tin Building by Jean-Georges joint venture, a managed business in which the Company has an equity ownership interest and reports its ownership interest in accordance with the equity method. The Tin Building by Jean-Georges had a soft opening in early August and a grand opening celebration in late September, with an expanded focus on experiences including in-person dining, retail shopping and delivery. Subsequent to the grand opening, operating hours were constrained due to labor shortages; however, during the fourth quarter of 2022, despite continued labor shortages, operating hours were extended to seven days a week. The Tin Building by Jean-Georges is managed by CCMC, a Jean-Georges company. Based on capital contribution and distribution provisions for the Tin Building by Jean-Georges, HHC currently receives substantially all of the economic interest in the venture.

**Events and Sponsorships**  Our events and sponsorships businesses include our concert series, event catering, private events and sponsorships. Food and beverage operations associated with concert concessions and catering are operated under management agreements with CCMC. The 2022 summer concert series, which began in May and ran through the end of October, included 60 shows, more than any previous year, and sold over 188,200 tickets, representing over 90% of available ticket inventory.

**250 Water Street**  In October 2020, we announced our comprehensive proposal for the redevelopment of 250 Water Street, which includes the transformation of this underutilized full-block surface parking lot into a mixed-use development that will include affordable and market-rate apartments, community-oriented spaces and office space. This project, which includes approximately 547,000 zoning square feet, presents a unique opportunity at the Seaport to redevelop this site into a vibrant mixed-use asset, provide long-term viability to the South Street Seaport Museum and deliver much-needed affordable housing and economic stimulus to the area. In May 2021, we received approval from the New York City Landmarks Preservation Commission (LPC) on our proposed design for the 250 Water Street site. HHC received final approvals in December 2021 through the New York City Uniform Land Use Review Procedure known as ULURP, which will allow the necessary transfer of development rights to the parking lot site. Also in December 2021, an amendment to the Seaport ground lease was executed giving HHC extension options, at the discretion of HHC, for an additional 48 years from its current expiration in 2072 until 2120. We received a building foundation permit from the New York City Department of Buildings and began initial foundation work and remediation in the second quarter of 2022. Remediation of the site as a volunteer of the New York State Brownfield Cleanup program is expected to be completed in 2023.  Various lawsuits have been filed challenging the LPC's approval of our development project. For additional information regarding these lawsuits, see Note 10 - *Commitments and Contingencies* in the Notes to Consolidated Financial Statements under Item 8 of this Form 10-K.

**Impact of COVID-19**  In response to the COVID-19 pandemic, we closed the Seaport in March 2020 and cancelled our 2020 Seaport summer concert series. Many businesses were able to resume operations, on a limited basis, in the third quarter of 2020. Most restrictions were lifted in June of 2021; however, many businesses at the Seaport continued to operate at reduced levels through the third quarter of 2021, primarily due to labor shortages. All venues were open and operating at close to full capacity during the fourth quarter of 2021; however, operations were negatively impacted by the rise of the Omicron variant in the beginning of 2022 before returning to normal in March 2022. Throughout the second through fourth quarters of 2022, substantially all businesses were open and operating at close to full capacity.

**Segment EBT**  The following table presents segment EBT for the Seaport for the years ended December 31:

| Seaport Segment EBT | | | 2022-2021 |
|---|---|---|---|
| *thousands* | **2022** | **2021** | **$ Change** |
| Rental revenue | $ **19,410** | $ 7,901 | $ 11,509 |
| Other land, rental and property revenues | **69,058** | 47,107 | 21,951 |
| **Total revenues** | **88,468** | 55,008 | 33,460 |
| Operating costs | **(102,271)** | (75,721) | (26,550) |
| Rental property real estate taxes | **(885)** | (1,322) | 437 |
| (Provision for) recovery of doubtful accounts | **(1,237)** | (155) | (1,082) |
| **Total operating expenses** | **(104,393)** | (77,198) | (27,195) |
| **Segment operating income (loss)** | **(15,925)** | (22,190) | 6,265 |
| Depreciation and amortization | **(36,338)** | (30,867) | (5,471) |
| Interest income (expense), net | **3,902** | 357 | 3,545 |
| Other income (loss), net | **245** | (3,730) | 3,975 |
| Equity in earnings (losses) from unconsolidated ventures | **(36,273)** | (1,988) | (34,285) |
| **Segment EBT** | $ **(84,389)** | $ (58,418) | $ (25,971) |

Seaport segment EBT loss increased $26.0 million compared to the prior-year period primarily due to the following:
  – Equity losses increased $34.3 million primarily driven by pre-opening costs and initial operating losses for the Tin Building by Jean-Georges, which opened in the third quarter of 2022 with limited operating hours.
  – This was partially offset by a $6.9 million increase in Total revenues, net of Operating costs driven by higher demand at our managed restaurants, a longer concert series, increased private events, and the opening of the Tin Building, which was completed and placed in service in the third quarter of 2022.

**Net Operating Income** A reconciliation of Seaport segment EBT to Seaport NOI is presented below:

| Seaport NOI | | | 2022-2021 |
|---|---|---|---|
| thousands | 2022 | 2021 | $ Change |
| Total Seaport segment EBT | $ (84,389) | $ (58,418) | $ (25,971) |
| Add back: | | | |
| Depreciation and amortization | 36,338 | 30,867 | 5,471 |
| Interest (income) expense, net | (3,902) | (357) | (3,545) |
| Equity in (earnings) losses from unconsolidated ventures | 36,273 | 1,988 | 34,285 |
| Impact of straight-line rent | 456 | 1,632 | (1,176) |
| Other (income) loss, net | 5,456 | 6,725 | (1,269) |
| **Seaport NOI** | $ (9,768) | $ (17,563) | $ 7,795 |

The Seaport, including Managed Businesses, Events and Sponsorships and the Tin Building, is approximately 68% leased. We may continue to incur operating expenses in excess of rental revenues while the remaining available space is in lease-up, as the Seaport continues to move toward its critical mass of offerings and until the economy recovers from the economic impact of the COVID-19 pandemic.

The below table presents Seaport NOI by category:

| Seaport NOI by Category | | | 2022-2021 |
|---|---|---|---|
| thousands | 2022 | 2021 | $ Change |
| Landlord Operations | $ (15,702) | $ (15,027) | $ (675) |
| Landlord Operations - Multi-family | 110 | (5) | 115 |
| Managed Businesses | (85) | (1,057) | 972 |
| Tin Building | 4,015 | — | 4,015 |
| Events and Sponsorships | 1,894 | (1,474) | 3,368 |
| **Seaport NOI** | $ (9,768) | $ (17,563) | $ 7,795 |

Seaport NOI improved compared to the prior-year period, primarily as a result of an earlier launch of the summer concert series and additional concerts scheduled in 2022 compared to 2021, increased demand at our managed restaurants, increased private event activity and rental revenue related to the Tin Building landlord operations.

Tin Building in the table above represents NOI from our landlord business and, as defined, excludes the impact of the Company's equity ownership interest in the Tin Building by Jean-Georges managed business, which had a loss of $36.2 million for the year ended December 31, 2022, driven by pre-opening costs and initial operating losses. Combined NOI related to the Tin Building landlord operations and the Company's share of NOI related to the Tin Building by Jean-Georges was a loss of $32.2 million for the year ended December 31, 2022.

## Strategic Developments

Our Strategic Developments assets generally require substantial future development to maximize their value. Other than our condominium properties, most of the properties and projects in this segment do not generate revenues. Our expenses relating to these assets are primarily related to costs associated with constructing the assets, selling condominiums, marketing costs associated with our Strategic Developments, carrying costs including, but not limited to, property taxes and insurance and other ongoing costs relating to maintaining the assets in their current condition. If we decide to redevelop or develop a Strategic Developments asset, we would expect that with the exception of the residential portion of our condominium projects, upon completion of development, the asset would likely be reclassified to Operating Assets when the asset is placed in service and NOI would become a meaningful measure of its operating performance. All development costs discussed herein are exclusive of land costs.

**Segment EBT**  The following table presents segment EBT for Strategic Developments for the years ended December 31:

| Strategic Developments Segment EBT | | | | | 2022-2021 | |
| thousands | | 2022 | | 2021 | | $ Change |
|---|---|---|---|---|---|---|
| Condominium rights and unit sales | $ | 677,078 | $ | 514,597 | $ | 162,481 |
| Rental revenue | | — | | 319 | | (319) |
| Other land, rental and property revenues | | 2,685 | | 5,193 | | (2,508) |
| **Total revenues** | | 679,763 | | 520,109 | | 159,654 |
| Condominium rights and unit cost of sales | | (483,983) | | (414,199) | | (69,784) |
| Operating costs | | (19,001) | | (19,063) | | 62 |
| Real estate taxes | | (1,052) | | (3,415) | | 2,363 |
| (Provision for) recovery of doubtful accounts | | — | | (21) | | 21 |
| **Total operating expenses** | | (504,036) | | (436,698) | | (67,338) |
| **Segment operating income (loss)** | | 175,727 | | 83,411 | | 92,316 |
| Depreciation and amortization | | (5,319) | | (6,512) | | 1,193 |
| Interest income (expense), net | | 17,073 | | 3,701 | | 13,372 |
| Other income (loss), net | | 1,799 | | 2,536 | | (737) |
| Equity in earnings (losses) from unconsolidated ventures | | 868 | | (221) | | 1,089 |
| Gain (loss) on sale or disposal of real estate and other assets, net | | 90 | | 13,911 | | (13,821) |
| Provision for impairment | | — | | (13,068) | | 13,068 |
| **Segment EBT** | $ | 190,238 | $ | 83,758 | $ | 106,480 |

Strategic Developments segment EBT increased $106.5 million compared to the prior-year period primarily due to the following:
- Condominium sales, net of cost of sales increased $74.4 million, excluding the change in remediation cost of $18.3 million discussed below, driven by the timing and mix of condominium closings. The Company closed on 607 units at a higher average profit in 2022, including 549 units at Kōʻula which was completed in the third quarter of 2022, 56 units at ʻAʻaliʻi and the final 2 units at Waiea, compared to 670 units in 2021.
- Condominium cost of sales also decreased $18.3 million due to charges related to the defect remediation accrual at Waiea. We charged $2.7 million in 2022, related to additional anticipated costs, compared to charges of $21.0 million in 2021.
- Provision for impairment decreased $13.1 million due to the impairment of Century Park in 2021, compared to no strategic asset impairments in 2022.
- Interest income increased $13.4 million primarily due to the change in value related to the derivative instruments associated with 1700 Pavilion and Tanager Echo.

These increases in EBT were partially offset by the following:
- Gain on asset sales decreased $13.8 million driven by the sales of Monarch City and Century Park in 2021, compared to no strategic asset sales in 2022.

**Strategic Developments Projects**  The following describes the status of our major construction projects and announced Strategic Developments projects as of December 31, 2022.

*Columbia*

*Downtown Columbia*  The Master Plan and zoning for Downtown Columbia, as amended in 2017, allows for a total of approximately 14,000,000 square feet for all of Downtown Columbia. Upon completion, the redevelopment of Downtown Columbia will include three neighborhoods, Lakefront District, Merriweather District and Central District, and will feature residential, office, hotel, retail, cultural and public uses including public parks and trails. The majority of the properties will be developed on raw land, surface parking lots and other assets controlled by HHC. Based on the Development Rights and Responsibilities Agreement, signed in 2018 with the County, the existing Master Plan, zoning and project approval process cannot be amended for a period of 30 years. Additionally, pursuant to a 2010 development agreement, we have a preferred residential and office development covenant that provides us the right of first offer for new development densities of both residential and office space within the Columbia Mall Ring Road. This covenant expires in 2030.

We are currently focusing on the redevelopment of the Merriweather and Lakefront Districts. At the Merriweather District, we completed construction on Marlow, a 472-unit multi-family property, in the fourth quarter of 2022. At the Lakefront District, we began construction on South Lake Medical Office Building, an 86,000 square foot medical office property, in the third quarter of 2022, and anticipate project completion in 2024. Total development costs are expected to be approximately $44.8 million, which will be partially financed with a construction loan expected to close in 2023. We expect to reach projected annual stabilized NOI of $3.2 million by 2027.

*Bridgeland*

*Wingspan*  Wingspan will be a 263-unit single-family rental community in Bridgeland situated on approximately 28.8 acres. This new product type will offer one- to four-bedroom units with single-family home benefits including private outdoor spaces and attached garages. Total development costs are expected to be approximately $86.5 million, which will be partially financed with a $54.1 million construction loan that closed in December 2022. We began construction in the second quarter of 2022 and anticipate project completion in 2024. We expect to reach projected annual stabilized NOI of $4.9 million by 2026.

*Summerlin*

*Tanager Echo*  Tanager Echo will be a 294-unit multi-family property located in Downtown Summerlin, comprised of studio, one and two-bedroom units. Total development costs are expected to be approximately $86.9 million, which will be partially financed with a $59.5 million construction loan that closed in September 2021. We began construction in the second quarter of 2021 and anticipate project completion in the first quarter of 2023. We expect to reach projected annual stabilized NOI of $5.9 million by 2026.

*Summerlin South Office*  Summerlin South Office will be a 147,000 square foot office property. Total development costs are expected to be approximately $53.9 million, which will be partially financed with a construction loan expected to close in 2023. We began construction in the fourth quarter of 2022 and anticipate project completion in the fourth quarter of 2023. We expect to reach projected annual stabilized NOI of $4.3 million by 2026.

*Ward Village*

We continue to transform Ward Village into a vibrant neighborhood offering unique retail experiences, dining and entertainment, along with exceptional residences and workforce housing set among open public spaces and pedestrian-friendly streets. We believe we have found the optimal mix of price point and product in the Honolulu market for condominium development as evidenced by the demand for our condominium projects discussed below. The ongoing and completed construction at our mixed-use condominium projects includes 197,779 square feet of retail to serve our new residents and the community at large. As we progress the buildout of the master plan, which ultimately contemplates a total of approximately 1,000,000 million square feet of commercial space at completion, we will periodically redevelop, reposition, or replace the existing retail spaces as part of new mixed-use projects.

Condominium revenue is recognized when construction of the condominium tower is complete and unit sales close, leading to potentially significant variability in revenue recognized between periods. Sales contracts for condominium units are subject to a 30-day rescission period, and the buyers are typically required to make an initial deposit at signing and an additional deposit 30 days later at which point their total deposit becomes non-refundable. Buyers are typically then required to make a final deposit within approximately 90 days of our receipt of their second deposit. Certain buyers are required to deposit the remainder of the sales price on a predetermined pre-closing date, which is specified in the sales contracts for each condominium project. Contracted amounts disclosed below represent sales that are past the 30-day rescission period.

During 2022, we launched presales at Ulana Ward Village and Kalae, achieved 100% presold status at Victoria Place, achieved 100% sold status at Waiea, completed construction and began welcoming residents at Kōʻula, and began construction at The Park Ward Village. Subsequent to year end, we began construction at Ulana Ward Village.

*Completed Condominiums*  As of December 31, 2022, our six completed towers are 98.3% sold with 31 units remaining to be sold at ʻAʻaliʻi and 15 units remaining to be sold at Kōʻula. Aeʻo, Ke Kilohana, Anaha and Waiea are completely sold.

*Condominiums Under Construction*  As of December 31, 2022, 95.1% of the units at our two towers under construction, Victoria Place and The Park Ward Village, are under contract. We launched public presales of our seventh condominium project, Victoria Place, in December 2019 and broke ground in February 2021. Victoria Place will be a 40-story, 349-unit condominium project and will include one, two and three-bedroom residences. As of December 31, 2022, Victoria Place is 100.0% presold.

We launched public presales of our eighth condominium project, The Park Ward Village, in July 2021 and broke ground in October 2022. The Park Ward Village will be a 41-story, 545-unit condominium project and will include studio, one, two and three-bedroom residences. As of December 31, 2022, we have entered into contracts for 501 units, representing 91.9% of total units.

*Predevelopment Condominiums*  In 2021, HHC announced plans for our ninth condominium project, Ulana Ward Village. This mixed-use residence will consist of 696 studio, one-, two- and three-bedroom units. All units are designated as workforce housing units and are being offered to local residents who meet certain maximum income and net worth requirements. As of December 31, 2022, we have entered into contracts for 676 units, representing 97.1% of total units. Construction began at Ulana Ward Village in January 2023.

We launched public presales of our tenth condominium project, Kalae, in September 2022. This will be a 38-story, 329-unit condominium project and will consist of one-,two- and three-bedroom residences. As of December 31, 2022, we have entered into contracts for 240 units, representing 72.9% of total units.

The following provides further details for Ward Village as of December 31, 2022:

| | | Units Closed | Units Under Contract | Total Units | Total % of Units Closed or Under Contract | Total % of Residential Square Feet Closed or Under Contract | Completion Date |
|---|---|---|---|---|---|---|---|
| **Completed** | | | | | | | |
| Waiea | (a) | 177 | — | 177 | 100.0 % | 100.0 % | Q4 2016 |
| Anaha | (a) | 317 | — | 317 | 100.0 % | 100.0 % | Q4 2017 |
| Ae'o | (a) | 465 | — | 465 | 100.0 % | 100.0 % | Q4 2018 |
| Ke Kilohana | (a) | 423 | — | 423 | 100.0 % | 100.0 % | Q2 2019 |
| 'A'ali'i | (b) | 719 | — | 750 | 95.9 % | 93.7 % | Q4 2021 |
| Kō'ula | (c) | 549 | 1 | 565 | 97.3 % | 97.9 % | Q3 2022 |
| **Under Construction** | | | | | | | |
| Victoria Place | | — | 349 | 349 | 100.0 % | 100.0 % | 2024 |
| The Park Ward Village | (d) | — | 501 | 545 | 91.9 % | 92.8 % | 2025 |
| **Predevelopment** | | | | | | | |
| Ulana Ward Village | (e) | — | 676 | 696 | 97.1 % | 98.7 % | 2025 |
| Kalae | (f) | — | 240 | 329 | 72.9 % | 74.6 % | 2026 |

(a)  The retail portions of these projects are 100% leased and have been placed in service.
(b)  The retail portion of this project has been placed in service and is 88% leased.
(c)  The retail portion of this project has been placed in service and is 29% leased.
(d)  There will be approximately 26,800 square feet of retail space as part of this project.
(e)  There will be approximately 32,100 square feet of retail space as part of this project.
(f)  There will be approximately 2,000 square feet of retail space as part of this project.

## Corporate Income, Expenses and Other Items

The following table contains certain corporate-related and other items not related to segment activities and that are not otherwise included within the segment analyses. Variances related to income and expenses included in NOI or EBT are explained within the previous segment discussions. Significant variances for consolidated items not included in NOI or EBT are described below for the years ended December 31:

| thousands | 2022 | 2021 | 2022-2021 $ Change |
|---|---|---|---|
| Corporate income | $ 58 | $ 340 | $ (282) |
| General and administrative | (81,772) | (81,990) | 218 |
| Corporate interest expense, net | (88,394) | (101,279) | 12,885 |
| Gain (loss) on extinguishment of debt | (147) | (35,084) | 34,937 |
| Corporate other income (loss), net | 982 | 425 | 557 |
| Corporate depreciation and amortization | (3,684) | (4,324) | 640 |
| Other | (11,977) | (10,668) | (1,309) |
| Income tax (expense) benefit | (60,500) | (15,153) | (45,347) |
| Total Corporate income, expenses and other items | $ (245,434) | $ (247,733) | $ 2,299 |

Corporate income, expenses and other items was favorably impacted compared to the prior-year period by the following:
- Loss on extinguishment of debt decreased $34.9 million due to the repurchase of the Company's $1.0 billion 5.375% Senior Notes due 2025 that occurred in the first quarter of 2021.
- Corporate interest expense decreased $12.9 million primarily due to the change in value of derivative instruments and the repurchase of the $1.0 billion 5.375% Senior Notes in the first quarter of 2021, partially offset by the issuance of $650 million 4.125% Senior Notes and $650 million 4.375% Senior Notes in the first quarter of 2021. Refer to Note 9 - *Derivative Instruments and Hedging Activities* for additional information on derivative instruments.

Corporate income, expenses and other items was unfavorably impacted compared to the prior-year period by the following:
- Income tax expense increased $45.3 million primarily due to an increase in income before income taxes. Refer to Note 12 - *Income Taxes* for additional information.

### Income Taxes

| thousands except percentages | 2022 | 2021 |
|---|---|---|
| Income tax expense (benefit) | $ 60,500 | $ 15,153 |
| Income (loss) before income taxes | $ 245,136 | $ 64,077 |
| Effective tax rate | 24.7 % | 23.6 % |

The Company's effective tax rate is typically impacted by non-deductible executive compensation and other permanent differences as well as state income taxes, which cause the Company's effective tax rate to deviate from the federal statutory rate.

The Company's effective tax rate for the year ended December 31, 2022, was 24.7% compared to 23.6% for the year ended December 31, 2021. The increase was primarily due to the following:
- a release of a valuation allowance of $4.7 million on the Company's capital loss carryover in 2021 related to a capital loss generated by the sale of the Company's 50% equity method investment in Circle T Ranch and Power Center in 2020 (refer to Note 3 - *Acquisitions and Dispositions* in the Notes to Consolidated Financial Statements under Item 8 of this Form 10-K for additional details), partially offset by a decrease related to the tax impact of noncontrolling interests

For additional information on income taxes, see Note 12 - *Income Taxes* in the Notes to Consolidated Financial Statements under Item 8 of this Form 10-K.

# LIQUIDITY AND CAPITAL RESOURCES

We continue to maintain a strong balance sheet and ensure we maintain the financial flexibility and liquidity necessary to fund future growth. In 2022, to enhance our liquidity profile and extend the terms of our maturities, we entered into new borrowings of $899.2 million (excluding undrawn amounts on new construction loans), drew on existing mortgages of $336.7 million, and made repayments on mortgages and credit facility of $1.1 billion. As of December 31, 2022, we have $934.1 million of undrawn lender commitment available to be drawn for property development, subject to certain restrictions, and $200.0 million of available capacity on the Secured Bridgeland Notes.

In 2022, the Company sold its ownership interest in 110 North Wacker for net proceeds to the Company of $168.9 million and sold the Outlet Collection at Riverwalk for net proceeds of $8.2 million. These sales completed our planned non-core assets sales, with 15 non-core assets sold since the fourth quarter of 2019, generating approximately $578.1 million of net proceeds after debt repayment. Additionally, during the fourth quarter of 2022, the Company completed the sale of two retail properties in The Woodlands, Lake Woodlands Crossing and Creekside Village Green, for combined net proceeds after debt repayment of $38.8 million.

In October 2021, the board of directors (Board) of The Howard Hughes Corporation, authorized a share repurchase program, pursuant to which the Company was authorized to purchase up to $250.0 million of its common stock through open-market transactions. The Company has completed all share repurchases under this plan, with $96.6 million repurchased in the fourth quarter of 2021 and $153.4 million repurchased in the first quarter of 2022. In March 2022, the Board authorized an additional $250.0 million of share repurchases. Under this program, the Company has repurchased approximately $235.0 million as of December 31, 2022. All purchases were funded with cash on hand.

## Cash Flows

| | | Year Ended December 31, | |
|---|---|---|---|
| *thousands* | | 2022 | 2021 |
| Cash provided by (used in) operating activities | $ | 325,254 | $ (283,958) |
| Cash provided by (used in) investing activities | | (220,695) | 101,458 |
| Cash provided by (used in) financing activities | | (222,259) | 156,140 |

**Operating Activities**   Each segment's relative contribution to our cash flows from operating activities will likely vary significantly from year to year given the changing nature of our development focus. Other than our condominium properties, most of the properties and projects in our Strategic Developments segment do not generate revenues and the cash flows and earnings may vary. Condominium deposits received from contracted units offset by other various cash uses related to condominium development and sales activities are a substantial portion of our operating activities in 2022. Operating cash continued to be utilized in 2022 to fund ongoing development expenditures in our Strategic Developments, Seaport and MPC segments, consistent with prior years.

The cash flows and earnings from the MPC business may fluctuate more than from our operating assets because the MPC business generates revenues from land sales rather than recurring contractual revenues from operating leases. MPC land sales are a substantial portion of our cash flows from operating activities and are partially offset by development costs associated with the land sales business and acquisitions of land that is intended to ultimately be developed and sold.

Net cash provided by operating activities increased $609.2 million in 2022, compared to 2021, primarily due to $574.3 million of MPC land acquisition costs in 2021 related to Teravalis and Floreo, compared to no MPC land acquisition costs in 2022. Additionally, cash provided by operating activities included a $129.8 million increase in net cash associated with our condominiums and a $70.6 million increase in MUD receivable collections. The impact of these items was partially offset by an increase of $73.9 million in cash used pertaining to master planned community development expenditures, a decrease of $34.9 million in cash provided by distributions from equity method investments and a decrease of $19.2 million in cash provided related to the return of an interest rate lock deposit in the first quarter of 2021 associated with a debt instrument.

**Investing Activities**  Net cash used in investing activities increased $322.2 million in 2022, compared to 2021, primarily due to a $240.7 million decrease in proceeds from sales of properties, a $78.4 million increase in cash used for property development and redevelopment expenditures and a $99.2 million increase in cash used for investments in real estate and other affiliates, primarily attributable to the Company's investment in Jean-Georges Restaurants. Proceeds from sales of properties in 2022 related to Creekside Village Green, Lake Woodlands Crossing and the Outlet Collection at Riverwalk and proceeds from the sale of properties in 2021 related to the Company's hospitality properties, Monarch City and Century Park. This increase in net cash used was partially offset by a $115.6 million increase in distributions from unconsolidated ventures. The distributions received in 2022 primarily related to the sale of the Company's ownership interest in 110 North Wacker, compared to the distributions received in 2021 related to the return of the Company's initial capital contribution at the Summit.

**Financing Activities**  Net cash used in financing activities increased $378.4 million in 2022, compared to 2021, primarily due to a $322.7 million increase in cash used for repurchases of common shares in 2022, and a $112.0 million net decrease in cash provided by proceeds from debt financing activity, net of principal payments primarily due to significant debt financing activity in 2021.

## Short- and Long-Term Liquidity

**Short-Term Liquidity**  In the next twelve months, we expect our primary sources of cash to include cash flow from MPC land sales, cash generated from our operating assets, first mortgage financings secured by our assets and deposits from condominium sales (which are restricted to funding construction of the related developments). We expect our primary uses of cash to include condominium pre-development and development costs, debt principal payments and debt service costs, MPC land development costs and other strategic developments costs. We believe that our sources of cash, including existing cash on hand, will provide sufficient liquidity to meet our existing obligations and anticipated ordinary course operating expenses for at least the next 12 months.

**Long-Term Liquidity**  The development and redevelopment opportunities in Strategic Developments, Seaport and Operating Assets are capital intensive and will require significant additional funding, if and when pursued. Any additional funding beyond those sources listed above would be raised with a mix of construction, bridge and long-term financings, by entering into joint venture arrangements, as well as future equity raises.

We cannot provide assurance that financing arrangements for our properties will be on favorable terms or occur at all, which could have a negative impact on our liquidity and capital resources. In addition, we typically must provide completion guarantees to lenders in connection with their financing for our projects. We also provided completion guarantees to the City of New York for the redevelopment of the Tin Building, as well as the Hawai'i Community Development Authority for reserve condominium units at Ward Village. The Company received the necessary approvals from the New York City Economic Development Corporation to relinquish the Tin Building guarantee in early 2023.

**Summary of Remaining Development Costs**  The following table summarizes remaining development costs related to projects under construction and related debt held in Operating Assets, Seaport and Strategic Developments segments as of December 31, 2022. Total cost remaining to be paid net of debt and buyer deposits consists of $139.8 million related to substantially completed projects, $50.7 million related to projects with estimated completion dates within the next 12 months and $75.3 million related to projects with estimated completion dates in 2024 and 2025.

Projects that are substantially complete and have been placed into service in the Operating Assets or Seaport segments and completed condominium projects in the Strategic Developments segment are included in the following table if the project has more than $1.0 million of estimated costs remaining to be incurred. As of December 31, 2022, $49.9 million primarily relates to warranty repairs at Waiea in Ward Village. However, we anticipate recovering a substantial amount of these costs in the future, which is not reflected in the table below. The remaining cost related to substantially completed projects primarily represent costs associated with the completion of common areas at our completed condominium towers and budgeted tenant allowances necessary to bring our completed operating assets to stabilized occupancy.

We expect to be able to meet our cash funding requirements with a combination of existing and anticipated construction loans, condominium buyer deposits, free cash flow from our Operating Assets and MPC segments, net proceeds from condominium sales and our existing cash balances.

| thousands | Estimated Remaining to be Spent | Remaining Buyer Deposits/ Holdback to be Drawn | Debt to be Drawn (a) | Costs Remaining to be Paid, Net of Debt and Buyer Deposits/ Holdbacks to be Drawn (b) |
|---|---|---|---|---|
| **Operating Assets** | | | | |
| Columbia | $ 60,018 | $ — | $ 31,689 | $ 28,329 |
| The Woodlands | 6,833 | — | 7,146 | (313) |
| Bridgeland | 9,344 | — | 11,514 | (2,170) |
| Summerlin | 36,086 | — | 36,935 | (849) |
| **Total Operating Assets** | 112,281 | — | 87,284 | 24,997 |
| | | | | |
| **Seaport Assets** | | | | |
| Seaport | 38,923 | — | — | 38,923 |
| **Total Seaport Assets** | 38,923 | — | — | 38,923 |
| | | | | |
| **Strategic Developments** | | | | |
| Columbia | 40,239 | — | — | 40,239 |
| Bridgeland | 74,849 | — | 54,065 | 20,784 |
| Summerlin | 78,666 | — | 28,001 | 50,665 |
| Ward Village (c) | 1,042,985 | 257,159 | 695,630 | 90,196 |
| **Total Strategic Developments** | 1,236,739 | 257,159 | 777,696 | 201,884 |
| **Total** | $ 1,387,943 | $ 257,159 | $ 864,980 | $ 265,804 |

(a) Refer to Note 7 - *Mortgages, Notes and Loans Payable, Net* in the Notes to Consolidated Financial Statements under Item 8 of this Form 10-K for additional information on debt.
(b) Negative balances relate to costs paid by HHC but not yet reimbursed by lenders. We expect to receive funds from our lenders for these costs in the future.
(c) Estimated remaining to be spent includes amounts for Waiea warranty repairs. However, we anticipate recovering a substantial amount of these costs in the future, which is not reflected in this schedule.

**Contractual Cash Obligations and Commitments**  The following table aggregates our contractual cash obligations and commitments as of December 31, 2022:

| thousands | 2023 | 2024 | 2025 | 2026 | 2027 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| Mortgages, notes and loans payable | $ 166,062 | $ 62,150 | $ 386,314 | $ 556,475 | $ 298,458 | $ 3,332,729 | $ 4,802,188 |
| Interest Payments (a) | 261,983 | 242,078 | 221,851 | 194,918 | 155,947 | 389,564 | 1,466,341 |
| Ground lease commitments (b) | 2,791 | 2,847 | 2,905 | 2,965 | 3,026 | 240,574 | 255,108 |
| Total | $ 430,836 | $ 307,075 | $ 611,070 | $ 754,358 | $ 457,431 | $ 3,962,867 | $ 6,523,637 |

(a) Interest is based on the borrowings that are presently outstanding and current floating interest rates.
(b) Primarily relates to a $247.4 million Seaport ground lease which has an initial expiration date of December 31, 2072, and is subject to extension options through December 31, 2120. Future cash payments are not inclusive of extension options. The remaining $7.7 million in ground lease commitments relates to Kewalo Basin Harbor.

We lease land or buildings at certain properties from third parties. Rental payments are expensed as incurred and have been, to the extent applicable, straight-lined over the term of the lease. Contractual rental expense, including participation rent, was $5.6 million for the year ended December 31, 2022, and $7.2 million for the year ended December 31, 2021. The amortization of above- and below-market ground leases and straight-line rents included in the contractual rent amount were not significant.

**Debt**  As of December 31, 2022, the Company had $4.7 billion of outstanding debt, $934.1 million of undrawn lender commitment available to be drawn for property development, subject to certain restrictions, and $200 million of available capacity on the Secured Bridgeland Notes. Refer to Note 7 - *Mortgages, Notes and Loans Payable, Net* in our Consolidated Financial Statements for additional detail.

**Debt Compliance** As of December 31, 2022, the Company was in compliance with all debt covenants with the exception of the debt service coverage ratios for three property-level debt instruments. As a result, the excess net cash flow after debt service from the underlying properties became restricted. While the restricted cash could not be used for general corporate purposes, it could be used to fund operations of the underlying assets and did not have a material impact on the Company's liquidity or its ability to operate these assets.

**Net Debt** The following table summarizes our net debt on a segment basis as of December 31, 2022. Net debt is defined as Mortgages, notes and loans payable, net, including our ownership share of debt of our unconsolidated ventures, reduced by liquidity sources to satisfy such obligations such as our ownership share of Cash and cash equivalents and SID, MUD and TIF receivables. Although net debt is a non-GAAP financial measure, we believe that such information is useful to our investors and other users of our financial statements as net debt and its components are important indicators of our overall liquidity, capital structure and financial position. However, it should not be used as an alternative to our debt calculated in accordance with GAAP.

| thousands | Operating Assets | Master Planned Communities | Seaport | Strategic Developments | Segment Totals | Non-Segment Amounts | December 31, 2022 |
|---|---|---|---|---|---|---|---|
| Mortgages, notes and loans payable, net | $ 2,213,179 | $ 329,297 | $ 99,762 | $ 78,682 | $ 2,720,920 | $2,026,263 | $ 4,747,183 |
| Mortgages, notes and loans payable of unconsolidated ventures | 90,380 | 34,680 | 107 | — | 125,167 | — | 125,167 |
| Less: | | | | | | | |
| Cash and cash equivalents | (143,197) | (148,184) | (11,928) | (559) | (303,868) | (322,785) | (626,653) |
| Cash and cash equivalents of unconsolidated ventures | (2,053) | (25,060) | (8,860) | (3,883) | (39,856) | — | (39,856) |
| Special Improvement District receivables | — | (64,091) | — | — | (64,091) | — | (64,091) |
| Municipal Utility District receivables, net | — | (473,068) | — | — | (473,068) | — | (473,068) |
| TIF receivable | — | — | — | (1,893) | (1,893) | — | (1,893) |
| Net Debt | $ 2,158,309 | $ (346,426) | $ 79,081 | $ 72,347 | $ 1,963,311 | $1,703,478 | $ 3,666,789 |

**Unconsolidated Ventures** We have interests in certain unconsolidated ventures which, as of December 31, 2022, have mortgage financing totaling $249.9 million, with our proportionate share of this debt totaling $125.2 million. All of this indebtedness is without recourse to the Company, with the exception of the collateral maintenance obligation for Floreo. See Note 10 - *Commitments and Contingencies* in the Notes to Consolidated Financial Statements under Item 8 of this Form 10-K for additional information related to the Company's collateral maintenance obligation. The following table summarizes our share of affiliate debt and cash as of December 31, 2022:

| thousands | Company's Share of Unconsolidated Ventures' Debt | Company's Share of Unconsolidated Ventures' Cash |
|---|---|---|
| **Operating Assets** | | |
| The Metropolitan Downtown Columbia | $ 40,200 | $ 499 |
| Stewart Title of Montgomery County, TX | — | 881 |
| Woodlands Sarofim #1 | 975 | 150 |
| m.flats/TEN.M | 49,205 | 523 |
| **Master Planned Communities** | | |
| The Summit | 9,281 | 13,523 |
| Floreo | 25,399 | 11,537 |
| **Seaport** | | |
| The Lawn Club | — | 1,843 |
| Tin Building by Jean-Georges | — | 1,492 |
| Jean-George Restaurants | 107 | 5,314 |
| Ssäm Bar (formerly Bar Wayō) | — | 211 |
| **Strategic Developments** | | |
| HHMK Development | — | 10 |
| KR Holdings | — | 485 |
| West End Alexandria | — | 3,388 |
| **Total** | $ 125,167 | $ 39,856 |

## CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in accordance with GAAP requires management to make informed judgments, assumptions and estimates that affect the reported amounts of assets, liabilities, revenues, and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Changes in facts and circumstances or additional information may result in revised estimates, and actual results may differ from these estimates.

We believe that of our significant accounting policies, which are described in Note 1 - *Summary of Significant Accounting Policies* in the Notes to Consolidated Financial Statements under Item 8 of this Form 10-K, the accounting policies below involve a greater degree of judgment and complexity. Accordingly, we believe these are the most critical to understand and evaluate fully our financial condition and results of operations.

### Impairments

**Methodology**   We review our long-lived assets for potential impairment indicators whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Although the carrying amount may exceed the estimated fair value of certain properties, a real estate asset is only considered to be impaired when its carrying amount is not expected to be recovered through estimated future undiscounted cash flows. To the extent an impairment provision is necessary, the excess of the carrying amount of the asset over its estimated fair value is expensed to operations and the carrying amount of the asset is reduced. The adjusted carrying amount, which represents the new cost basis of the asset, is depreciated over the remaining useful life of the asset or, for MPCs, is expensed as a cost of sales when land is sold.

**Judgments and uncertainties**   An impairment loss is recognized if the carrying amount of an asset is not recoverable and exceeds its fair value. The cash flow estimates used both for determining recoverability and estimating fair value are inherently judgmental and reflect current and projected trends in rental, occupancy, pricing, development costs, sales pace and capitalization rates, selling costs, and estimated holding periods for the applicable assets. As such, the evaluation of anticipated cash flows is highly subjective and is based in part on assumptions that could differ materially from actual results in future periods. Unfavorable changes in any of the primary assumptions could result in a reduction of anticipated future cash flows and could indicate property impairment. Uncertainties related to the primary assumptions could affect the timing of an impairment. While we believe our assumptions are reasonable, changes in these assumptions may have a material impact on our financial results.

### Master Planned Communities Cost of Sales

**Methodology**   When residential or commercial land is sold, the cost of sales includes actual costs incurred and estimates of future development costs benefiting the property sold. When land is sold, costs are allocated to each sold superpad or lot based upon the relative sales value. For purposes of allocating development costs, estimates of future revenues and development costs are re-evaluated throughout the year, with adjustments being allocated prospectively to the remaining parcels available for sale. For certain parcels of land, including acquired parcels that the Company does not intend to develop or for which development was complete at the date of acquisition, the specific identification method is used to determine the cost of sales.

**Judgments and uncertainties**   MPC cost of sales estimates are highly judgmental as they are sensitive to cost escalation, sales price escalation and pace of absorption, which are subject to judgment and affected by expectations about future market or economic conditions. Changes in the assumptions used to estimate future development costs could result in a significant impact on the amounts recorded as cost of sales.

## RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Please refer to Note 1 - *Summary of Significant Accounting Policies* in the Notes to Consolidated Financial Statements under Item 8 of this Form 10-K for additional information about new accounting pronouncements.

## Item 7A.  Quantitative and Qualitative Disclosures about Market Risk

We are subject to interest rate risk with respect to our variable-rate financings as increases in interest rates would cause our payments under such financings to increase. With respect to fixed-rate financings, increases in interest rates could make it more difficult to refinance such debt when it becomes due. As properties are placed into service and become stabilized, we typically refinance the variable-rate debt with long-term fixed-rate debt.

The Company uses derivative instruments to manage its interest rate risk, primarily through the use of interest rate swaps and interest rate caps. The Company had $1.2 billion of variable-rate debt outstanding at December 31, 2022, of which $871.0 million was swapped to a fixed rate through the use of interest rate swaps and $320.6 million had interest rate cap contracts in place. Additionally, the interest rate caps are on construction loans and mortgages with undrawn loan commitment of $384.1 million as of December 31, 2022, which will be covered by the interest rate cap contracts upon drawing. Refer to Note 9 - *Derivative Instruments and Hedging Activities* in the Notes to Consolidated Financial Statements under Item 8 of this Form 10-K for additional detail.

As the Company has interest rate swaps and interest rate caps in place, the exposure to increases in floating interest rates is immaterial as of December 31, 2022. However, an interest rate swap with a notional amount of $615.0 million and interest rate caps with notional amounts totaling $368.2 million will expire in the third quarter of 2023. These derivatives limit the Company's interest rate exposure on $650.7 million of outstanding variable-rate debt at December 31, 2022. The Company is focused on prudently limiting exposure to potentially higher interest rates based upon market dynamics and general expected financing activity. Generally, a significant portion of our interest expense is capitalized due to the level of assets we currently have under development; therefore, the impact of a change in our interest rate on our Consolidated Statements of Operations would be less than the total change in interest costs, but we would incur higher cash payments and the development costs of our assets would be higher, resulting in greater depreciation or cost of sales in later years.

For additional information concerning our debt and management's estimation process to arrive at a fair value of our debt as required by GAAP, please refer to the Liquidity and Capital Resources section of Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*, Note 7 - *Mortgages, Notes and Loans Payable, Net* and Note 9 - *Derivative Instruments and Hedging Activities* in the Notes to Consolidated Financial Statements under Item 8 of this Form 10-K.

The following table summarizes principal cash flows on our debt obligations and related weighted-average interest rates by expected maturity dates as of December 31, 2022:

| thousands | Contractual Maturity Date | | | | | | |
|---|---|---|---|---|---|---|---|
|  | **2023** | **2024** | **2025** | **2026** | **2027** | **Thereafter** | **Total** |
| Mortgages, notes and loans payable | $166,062 | $62,150 | $386,314 | $556,475 | $298,458 | $3,332,729 | $4,802,188 |
| Weighted-average interest rate | 5.47 % | 5.22 % | 5.02 % | 4.88 % | 4.59 % | 4.45 % | |

## Item 8.  Financial Statements and Supplementary Data

# Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining a system of internal control over financial reporting designed to provide reasonable assurance that transactions are executed in accordance with management authorization and that such transactions are properly recorded and reported in the financial statements, and that records are maintained so as to permit preparation of the financial statements in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management has assessed the effectiveness of the Company's internal control over financial reporting utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013 Framework). Management concluded, based on its assessment, that The Howard Hughes Corporation's internal control over financial reporting was effective as of December 31, 2022.

KPMG LLP, an independent registered public accounting firm, has audited the Company's internal control over financial reporting as of December 31, 2022, as stated in their report which is included in this Annual Report on Form 10-K.

# Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of
The Howard Hughes Corporation:

**Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting**

We have audited the accompanying consolidated balance sheet of The Howard Hughes Corporation (the Company) as of December 31, 2022, and the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for the year ended December 31, 2022, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively, referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

**Basis for Opinions**

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

**Definition and Limitations of Internal Control Over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

**Master Planned Communities (MPC) cost of sales estimates**

As discussed in Note 1 of the consolidated financial statements, when developed residential or commercial land is sold, the cost of sales includes actual costs incurred and estimates of future development costs, based on relative sales value, that benefit the property sold. For purposes of allocating development costs, estimates of future revenues and future development costs are re-evaluated throughout the year, with adjustments being allocated prospectively to the remaining parcels available for sale. MPC cost of sales estimates are highly judgmental as they are sensitive to cost escalation and sales price escalation, which are subject to judgment and affected by expectations about future market or economic conditions. The Company recognized MPC cost of sales of $119.5 million for the year ended December 31, 2022.

We identified the evaluation of estimated future development costs and revenues that drive the MPC cost of sales estimates as a critical audit matter. Subjective auditor judgment and the involvement of valuation professionals with specialized skills and knowledge were required to evaluate the cost escalation and sales price escalation assumptions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the process to estimate MPC cost of sales. This included controls related to management's monitoring and review of key assumptions noted above. We tested the key assumptions related to estimated cost escalation and sales price escalation by:

- agreeing the current year estimates for revenues and cost to actual results, where applicable
- comparing the Company's historical cost escalation and sales price escalation estimates to actual results to assess the Company's ability to accurately estimate these amounts
- performing site visits for certain MPC developments to compare the overall status of the developments to what is reflected within the development cost models.

In addition, we involved valuation specialists with specialized skills and knowledge, who assisted in evaluating assumed cost escalation and sales price escalation by:

- comparing expected price per acre for each product type available for sale to applicable market data
- comparing the cost and sales price escalation rates throughout the duration of the development to available market data.

/s/KPMG LLP
We have served as the Company's auditor since 2022.

Dallas, Texas
February 27, 2023

# Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of
The Howard Hughes Corporation

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheet of The Howard Hughes Corporation (the Company) as of December 31, 2021, the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We served as the Company's auditor from 2013 to 2021.

Houston, Texas
February 28, 2022

## THE HOWARD HUGHES CORPORATION
## CONSOLIDATED BALANCE SHEETS

| | December 31, | |
|---|---|---|
| *thousands except par values and share amounts* | **2022** | **2021** |
| **ASSETS** | | |
| Master Planned Communities assets | $ **2,411,526** | $ 2,282,768 |
| Buildings and equipment | **4,246,389** | 3,962,441 |
| Less: accumulated depreciation | **(867,700)** | (743,311) |
| Land | **312,230** | 322,439 |
| Developments | **1,125,027** | 1,208,907 |
| Net investment in real estate | **7,227,472** | 7,033,244 |
| Investments in unconsolidated ventures | **246,171** | 369,949 |
| Net investment in lease receivable | **2,895** | 2,913 |
| Cash and cash equivalents | **626,653** | 843,212 |
| Restricted cash | **472,284** | 373,425 |
| Accounts receivable, net | **103,437** | 86,388 |
| Municipal Utility District receivables, net | **473,068** | 387,199 |
| Notes receivable, net | **3,339** | 7,561 |
| Deferred expenses, net | **128,865** | 119,825 |
| Operating lease right-of-use assets, net | **46,926** | 57,022 |
| Prepaid expenses and other assets, net | **272,353** | 300,956 |
| Total assets | $ **9,603,463** | $ 9,581,694 |
| | | |
| **LIABILITIES** | | |
| Mortgages, notes and loans payable, net | $ **4,747,183** | $ 4,591,157 |
| Operating lease obligations | **51,321** | 69,363 |
| Deferred tax liabilities, net | **254,336** | 204,837 |
| Accounts payable and accrued expenses | **944,511** | 983,167 |
| Total liabilities | **5,997,351** | 5,848,524 |
| | | |
| Commitments and Contingencies (see Note 10) | | |
| Redeemable noncontrolling interest | **—** | 22,500 |
| | | |
| **EQUITY** | | |
| Preferred stock: $0.01 par value; 50,000,000 shares authorized, none issued | **—** | — |
| Common stock: $0.01 par value; 150,000,000 shares authorized, 56,226,273 issued and 49,801,997 outstanding as of December 31, 2022, and 56,173,276 shares issued and 54,065,661 outstanding as of December 31, 2021 | **564** | 563 |
| Additional paid-in capital | **3,972,561** | 3,960,418 |
| Retained earnings (accumulated deficit) | **168,077** | (16,456) |
| Accumulated other comprehensive income (loss) | **10,335** | (14,457) |
| Treasury stock, at cost, 6,424,276 shares as of December 31, 2022, and 2,107,615 shares as of December 31, 2021 | **(611,038)** | (220,073) |
| Total stockholders' equity | **3,540,499** | 3,709,995 |
| Noncontrolling interests | **65,613** | 675 |
| Total equity | **3,606,112** | 3,710,670 |
| Total liabilities and equity | $ **9,603,463** | $ 9,581,694 |

See Notes to Consolidated Financial Statements.

## THE HOWARD HUGHES CORPORATION
## CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year Ended December 31, | | |
|---|---|---|---|
| *thousands except per share amounts* | **2022** | **2021** | **2020** |
| **REVENUES** | | | |
| Condominium rights and unit sales | $ **677,078** | $ 514,597 | $ 1,143 |
| Master Planned Communities land sales | **316,065** | 346,217 | 233,044 |
| Rental revenue | **399,103** | 369,330 | 323,182 |
| Other land, rental and property revenues | **144,481** | 152,619 | 105,048 |
| Builder price participation | **71,761** | 45,138 | 37,072 |
| Total revenues | **1,608,488** | 1,427,901 | 699,489 |
| | | | |
| **EXPENSES** | | | |
| Condominium rights and unit cost of sales | **483,983** | 414,199 | 108,229 |
| Master Planned Communities cost of sales | **119,466** | 153,630 | 101,505 |
| Operating costs | **317,389** | 293,999 | 226,791 |
| Rental property real estate taxes | **54,033** | 55,398 | 52,815 |
| Provision for (recovery of) doubtful accounts | **1,959** | (459) | 6,009 |
| General and administrative | **81,772** | 81,990 | 109,402 |
| Depreciation and amortization | **200,361** | 205,100 | 217,467 |
| Other | **11,977** | 10,668 | 8,166 |
| Total expenses | **1,270,940** | 1,214,525 | 830,384 |
| | | | |
| **OTHER** | | | |
| Provision for impairment | **—** | (13,068) | (48,738) |
| Gain (loss) on sale or disposal of real estate and other assets, net | **29,678** | 53,079 | 59,942 |
| Other income (loss), net | **1,909** | (11,515) | 130 |
| Total other | **31,587** | 28,496 | 11,334 |
| | | | |
| Operating income (loss) | **369,135** | 241,872 | (119,561) |
| | | | |
| Interest income | **3,818** | 107 | 2,368 |
| Interest expense | **(110,891)** | (130,036) | (132,257) |
| Gain (loss) on extinguishment of debt | **(2,377)** | (38,014) | (13,169) |
| Equity in earnings (losses) from unconsolidated ventures | **(14,549)** | (9,852) | 271,099 |
| Income (loss) before income taxes | **245,136** | 64,077 | 8,480 |
| Income tax expense (benefit) | **60,500** | 15,153 | 11,653 |
| Net income (loss) | **184,636** | 48,924 | (3,173) |
| Net (income) loss attributable to noncontrolling interests | **(103)** | 7,176 | (22,981) |
| Net income (loss) attributable to common stockholders | $ **184,533** | $ 56,100 | $ (26,154) |
| | | | |
| Basic income (loss) per share | $ **3.65** | $ 1.03 | $ (0.50) |
| Diluted income (loss) per share | $ **3.65** | $ 1.03 | $ (0.50) |

See Notes to Consolidated Financial Statements.

## THE HOWARD HUGHES CORPORATION
## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

| | Year Ended December 31, | | |
| thousands | 2022 | 2021 | 2020 |
|---|---|---|---|
| Net income (loss) | $ 184,636 | $ 48,924 | $ (3,173) |
| Other comprehensive income (loss) | | | |
| Interest rate caps and swaps (a) | 31,698 | 17,960 | (23,070) |
| Pension adjustment (b) | (183) | 452 | (84) |
| Reclassification of the Company's share of previously deferred derivative gains to net income (c) | (6,723) | — | — |
| Deconsolidation of 110 North Wacker (d) | — | — | 12,934 |
| Share of investee's other comprehensive income (e) | — | 5,721 | 1,002 |
| Other comprehensive income (loss) | 24,792 | 24,133 | (9,218) |
| Comprehensive income (loss) | 209,428 | 73,057 | (12,391) |
| Comprehensive (income) loss attributable to noncontrolling interests | (103) | 7,176 | (22,981) |
| Comprehensive income (loss) attributable to common stockholders | $ 209,325 | $ 80,233 | $ (35,372) |

(a) Amounts are shown net of deferred tax expense of $9.5 million for the year ended December 31, 2022, deferred tax expense of $5.1 million for the year ended December 31, 2021, and deferred tax benefit of $5.3 million for the year ended December 31, 2020.

(b) The deferred tax impact was not meaningful for the years ended December 31, 2022, 2021 and 2020.

(c) In March 2022, the Company completed the sale of its ownership interest in 110 North Wacker and released a net of $6.7 million from Accumulated other comprehensive income (loss), representing the Company's $8.6 million share of previously deferred gains associated with the Venture's derivative instruments net of tax expense of $1.9 million. See Note 2 - Investments in Unconsolidated Ventures for additional information.

(d) The amount for 2020 represents the derecognition of Other comprehensive income (loss) related to interest rate collars on the 110 North Wacker debt, shown net of deferred tax expense of $1.0 million.

(e) Amounts are shown net of deferred tax expense of $1.6 million for the year ended December 31, 2021, and $0.3 million for the year ended December 31, 2020.

See Notes to Consolidated Financial Statements.

## THE HOWARD HUGHES CORPORATION
## CONSOLIDATED STATEMENTS OF EQUITY

| thousands except shares | Common Stock Shares | Amount | Additional Paid-In Capital | Retained Earnings (Accumulated Deficit) | Accumulated Other Comprehensive Income (Loss) | Treasury Stock Shares | Amount | Total Stockholders' Equity | Noncontrolling Interests | Total Equity |
|---|---|---|---|---|---|---|---|---|---|---|
| **Balance, December 31, 2019** | 43,635,893 | $ 437 | $ 3,343,983 | $ (46,385) | $ (29,372) | (1,050,260) | $(120,530) | $ 3,148,133 | $ 184,855 | $ 3,332,988 |
| Net income (loss), excluding income of $22,881 attributable to redeemable noncontrolling interest | — | — | — | (26,154) | — | — | — | (26,154) | 100 | (26,054) |
| Interest rate swaps, net of tax expense (benefit) of $(5,260) | — | — | — | — | (23,070) | — | — | (23,070) | — | (23,070) |
| Pension adjustment, net of tax expense (benefit) of $87 | — | — | — | — | (84) | — | — | (84) | — | (84) |
| Reclassification of redeemable noncontrolling interest to temporary equity | — | — | — | — | — | — | — | — | (6,091) | (6,091) |
| Share of investee's other comprehensive income, net of tax expense (benefit) of $285 | — | — | — | — | 1,002 | — | — | 1,002 | — | 1,002 |
| Derecognition of 110 North Wacker, net of tax expense (benefit) of $951 (a) | — | — | — | 1 | 12,934 | — | — | 12,935 | (178,444) | (165,509) |
| Adoption of ASU 2016-13 (b) | — | — | — | (18) | — | — | — | (18) | — | (18) |
| Issuance of common shares | 12,270,900 | 123 | 593,493 | — | — | — | — | 593,616 | — | 593,616 |
| Stock plan activity | 136,021 | 2 | 9,802 | — | — | (20,298) | (1,561) | 8,243 | — | 8,243 |
| **Balance, December 31, 2020** | 56,042,814 | $ 562 | $ 3,947,278 | $ (72,556) | $ (38,590) | (1,070,558) | $(122,091) | $ 3,714,603 | $ 420 | $ 3,715,023 |
| Net income (loss), excluding income (loss) of $(7,431) attributable to redeemable noncontrolling interest | — | — | — | 56,100 | — | — | — | 56,100 | 255 | 56,355 |
| Interest rate swaps, net of tax expense (benefit) of $5,080 | — | — | — | — | 17,960 | — | — | 17,960 | — | 17,960 |
| Pension adjustment, net of tax expense (benefit) of $136 | — | — | — | — | 452 | — | — | 452 | — | 452 |
| Share of investee's other comprehensive income, net of tax expense (benefit) of $1,627 | — | — | — | — | 5,721 | — | — | 5,721 | — | 5,721 |
| Issuance of common shares | — | — | (5) | — | — | — | — | (5) | — | (5) |
| Repurchase of common shares | — | — | — | — | — | (1,023,284) | (96,620) | (96,620) | | (96,620) |
| Stock plan activity | 130,462 | 1 | 13,145 | — | — | (13,773) | (1,362) | 11,784 | — | 11,784 |
| **Balance, December 31, 2021** | 56,173,276 | $ 563 | $ 3,960,418 | $ (16,456) | $ (14,457) | (2,107,615) | $(220,073) | $ 3,709,995 | $ 675 | $ 3,710,670 |
| Net income (loss) | — | — | — | 184,533 | — | — | — | 184,533 | 103 | 184,636 |
| Interest rate swaps, net of tax expense (benefit) of $9,460 | — | — | — | — | 31,698 | — | — | 31,698 | — | 31,698 |
| Pension adjustment, net of tax expense (benefit) of $(71) | — | — | — | — | (183) | — | — | (183) | — | (183) |
| Deconsolidation of Ward Village homeowners' associations | — | — | — | — | — | — | — | — | (211) | (211) |
| Issuance of Teravalis noncontrolling interest | — | — | — | — | — | — | — | — | 65,046 | 65,046 |
| Reclassification of the Company's share of previously deferred derivative gains, net of tax expense of $1,912 (c) | — | — | — | — | (6,723) | — | — | (6,723) | — | (6,723) |
| Repurchase of common shares | — | — | — | — | — | (4,283,874) | (388,372) | (388,372) | — | (388,372) |
| Stock plan activity | 52,997 | 1 | 12,143 | — | — | (32,787) | (2,593) | 9,551 | — | 9,551 |
| **Balance, December 31, 2022** | 56,226,273 | $ 564 | $ 3,972,561 | $ 168,077 | $ 10,335 | (6,424,276) | $(611,038) | $ 3,540,499 | $ 65,613 | $ 3,606,112 |

(a) Related to deconsolidation of 110 North Wacker. Refer to Note 2 - *Investments in Unconsolidated Ventures* for additional information.
(b) Related to the adoption of ASU 2016-13, Financial Instruments-Credit Losses (Topic 326) and its related amendments.
(c) In March 2022, the Company completed the sale of its ownership interest in 110 North Wacker and released a net of $6.7 million from Accumulated other comprehensive income (loss), representing the Company's $8.6 million share of previously deferred gains associated with the Venture's derivative instruments net of tax expense of $1.9 million. See Note 2 - *Investments in Unconsolidated Ventures* for additional information.

See Notes to Consolidated Financial Statements.

## THE HOWARD HUGHES CORPORATION
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| thousands | Year Ended December 31, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income (loss) | $ 184,636 | $ 48,924 | $ (3,173) |
| Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities: | | | |
| Depreciation | 180,201 | 185,418 | 198,556 |
| Amortization | 16,834 | 16,891 | 18,200 |
| Amortization of deferred financing costs | 10,754 | 10,301 | 13,301 |
| Amortization of intangibles other than in-place leases | 3,275 | 2,843 | 680 |
| Straight-line rent amortization | (8,468) | (9,278) | (14,204) |
| Deferred income taxes | 42,022 | 10,356 | 10,827 |
| Restricted stock and stock option amortization | 11,895 | 9,885 | 5,983 |
| Net gain on sale of properties | (29,687) | (53,057) | (13,710) |
| Net gain on sale of equity method investments | (5,016) | — | (1,076) |
| Net gain on sale of lease receivable | — | — | (38,124) |
| Proceeds from the sale of lease receivable | — | — | 64,155 |
| (Gain) loss on extinguishment of debt | 2,377 | 38,014 | 9,604 |
| Impairment charges | — | 15,335 | 62,384 |
| Equity in (earnings) losses from unconsolidated ventures, net of distributions and impairment charges | 28,081 | 52,390 | (264,416) |
| Provision for doubtful accounts | (2,235) | (2,027) | 21,403 |
| Master Planned Community land acquisitions | — | (574,253) | — |
| Master Planned Community development expenditures | (396,125) | (322,255) | (228,402) |
| Master Planned Community cost of sales | 111,723 | 144,933 | 91,383 |
| Condominium development expenditures | (340,793) | (345,289) | (244,642) |
| Condominium rights and units cost of sales | 465,711 | 394,427 | 100,584 |
| Net Changes: | | | |
| Accounts and notes receivable | 87,665 | 23,738 | 78,647 |
| Prepaid expenses and other assets | (37,300) | (10,284) | (31,467) |
| Condominium deposits received, net | 21,273 | 59,108 | 115,090 |
| Deferred expenses | (30,441) | (22,903) | (23,289) |
| Accounts payable and accrued expenses | 8,872 | 42,825 | (1,164) |
| **Cash provided by (used in) operating activities** | **325,254** | **(283,958)** | **(72,870)** |
| | | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Property and equipment expenditures | (2,004) | (1,814) | (1,611) |
| Operating property improvements | (54,715) | (35,915) | (39,863) |
| Property development and redevelopment | (353,098) | (274,742) | (430,498) |
| Proceeds from sales of properties, net | 81,720 | 322,451 | 24,373 |
| Reimbursements under tax increment financings | 127 | 667 | 6,703 |
| Distributions from unconsolidated ventures | 207,685 | 92,060 | 16,232 |
| Investments in unconsolidated ventures, net | (100,410) | (1,249) | (3,882) |
| **Cash provided by (used in) investing activities** | **(220,695)** | **101,458** | **(428,546)** |

| thousands | Year Ended December 31, | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Proceeds from mortgages, notes and loans payable | **1,235,895** | 2,422,862 | 1,403,923 |
| Principal payments on mortgages, notes and loans payable | **(1,065,348)** | (2,140,340) | (867,935) |
| Proceeds from issuance of common stock | **—** | — | 593,574 |
| Repurchases of common shares | **(403,863)** | (81,127) | — |
| Debt extinguishment costs | **(60)** | (29,793) | — |
| Special Improvement District bond funds released from (held in) escrow | **23,148** | 11,477 | 10,151 |
| Deferred financing costs and bond issuance costs, net | **(18,515)** | (28,517) | (17,844) |
| Taxes paid on stock options exercised and restricted stock vested | **(3,011)** | (2,500) | (2,229) |
| Stock options exercised | **345** | 4,078 | 4,638 |
| Issuance of Teravalis noncontrolling interest | **31,234** | — | — |
| Distribution to noncontrolling interest upon sale of 110 North Wacker | **(22,084)** | — | — |
| Cash provided by (used in) financing activities | **(222,259)** | 156,140 | 1,124,278 |
| | | | |
| Net change in cash, cash equivalents and restricted cash | **(117,700)** | (26,360) | 622,862 |
| Cash, cash equivalents and restricted cash at beginning of period | **1,216,637** | 1,242,997 | 620,135 |
| Cash, cash equivalents and restricted cash at end of period | **$ 1,098,937** | $ 1,216,637 | $ 1,242,997 |
| | | | |
| **RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH** | | | |
| Cash and cash equivalents | **$ 626,653** | $ 843,212 | $ 1,014,686 |
| Restricted cash | **472,284** | 373,425 | 228,311 |
| Cash, cash equivalents and restricted cash at end of period | **$ 1,098,937** | $ 1,216,637 | $ 1,242,997 |
| | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | |
| Interest paid, net | **$ 214,583** | $ 182,654 | $ 179,355 |
| Interest capitalized | **100,607** | 71,798 | 70,258 |
| Income taxes paid (refunded), net | **24,974** | 1,789 | (2,409) |
| | | | |
| **NON-CASH TRANSACTIONS** | | | |
| Issuance of Teravalis noncontrolling interest | **33,810** | — | — |
| MPC land contributed to unconsolidated venture | **21,450** | — | — |
| Accrued property improvements, developments, and redevelopments | **131** | 16,885 | (92,383) |
| Special Improvement District bond transfers associated with land sales | **7,774** | 8,697 | 10,122 |
| Special Improvement District bonds held in third-party escrow | **—** | 45,425 | — |
| Capitalized stock compensation | **4,785** | 2,326 | 1,158 |
| Initial recognition of ASC 842 operating lease ROU asset | **1,488** | 6,189 | 493 |
| Initial recognition of ASC 842 operating lease obligation | **1,621** | 6,189 | 493 |
| Accrued repurchase of common shares | **—** | 15,492 | — |
| Accrued interest on construction loan borrowing | **—** | — | 9,743 |

See Notes to Consolidated Financial Statements.

# 1. Summary of Significant Accounting Policies

**General**  The Howard Hughes Corporation is a Delaware corporation that was formed on July 1, 2010. Together with its subsidiaries (herein, HHC or the Company), HHC develops Master Planned Communities (MPC) and residential condominiums, transforms a multi-block district largely under private management in New York City into a lifestyle destination (Seaport), invests in other strategic real estate opportunities in the form of entitled and unentitled land and other development rights (Strategic Developments) and owns, manages and operates real estate assets currently generating revenues (Operating Assets), which may be redeveloped or repositioned from time to time.

**COVID-19 Pandemic**  The outbreak of COVID-19 resulted in a negative impact on the Company's financial performance in 2020, particularly in the Operating Assets and Seaport segments. However, the Company experienced significant performance improvement during the second half of 2020 that continued through 2021, with full-year 2021 segment results equaling or exceeding pre-pandemic levels for the majority of the Company's segments. The Company did not experience material adverse effects related to COVID-19 in 2022.

**Principles of Consolidation and Basis of Presentation**  The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The consolidated financial statements include the accounts of the Company and those entities in which the Company has a controlling financial interest. All intercompany transactions and balances are eliminated in consolidation. The Company also consolidates certain variable interest entities (VIEs) in accordance with Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) 810 *Consolidation* (ASC 810). The outside equity interests in certain entities controlled by the Company are reflected in the Consolidated Financial Statements as noncontrolling interests.

Certain amounts in the 2021 and 2020 Consolidated Income Statements have been reclassified to conform to the current presentation. Specifically, the Company reclassified Demolition costs and Development-related marketing costs to Other within Total expenses.

**Variable Interest Entities**  The Company has interests in various legal entities that represent a variable interest entity. A VIE is an entity: (a) that has total equity at risk that is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other entities; (b) where the group of equity holders does not have the power to direct the activities of the entity that most significantly impact the entity's economic performance, or the obligation to absorb the entity's expected losses or the right to receive the entity's expected residual return, or both (i.e., lack the characteristics of a controlling financial interest); or (c) where the voting rights of the equity holders are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

The Company determines if a legal entity is a VIE by performing a qualitative analysis that requires certain subjective decisions, taking into consideration the design of the entity, the variability that the entity was designed to create and pass along to its interest holders, the rights of the parties and the purpose of the arrangement. Upon the occurrence of certain reconsideration events, the Company reassesses its initial determination as to whether the entity is a VIE.

The Company also performs a qualitative assessment of each VIE to determine if it is the primary beneficiary. The Company is the primary beneficiary and would consolidate the VIE if it has a controlling financial interest where it has both (a) the power to direct the economically significant activities of the entity and (b) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the VIE. This assessment requires certain subjective decisions, taking into consideration the contractual agreements that define the ownership structure, the design of the entity, distribution of profits and losses, risks, responsibilities, indebtedness, voting rights and board representation of the respective parties. Management's assessment of whether the Company is the primary beneficiary of a VIE is continuously performed.

Upon initial consolidation of a VIE, the Company records the assets, liabilities and noncontrolling interests at fair value and recognizes a gain or loss for the difference between (i) the fair value of the consideration paid, the fair value of noncontrolling interests and the reported amount of any previously held interests and (ii) the net amount of the fair value of the assets and liabilities.

If the Company determines it is no longer the primary beneficiary of a VIE, it will deconsolidate the entity and measure the initial cost basis for any retained interests that are recorded upon the deconsolidation at fair value. The Company will recognize a gain or loss for the difference between the fair value and the previous carrying amount of HHC's investment in the VIE.

HHC 2022 FORM 10-K | 74

**Investments in Unconsolidated Ventures**   The Company's investments in unconsolidated ventures are accounted for under the equity method to the extent that, based on contractual rights associated with the investments, the Company can exert significant influence over a venture's operations. Under the equity method, the Company's investment in the venture is recorded at cost and is subsequently adjusted to recognize the Company's allocable share of the earnings or losses of the venture. Dividends and distributions received by the Company are recognized as a reduction in the carrying amount of the investment. Generally, joint venture operating agreements provide that assets, liabilities, funding obligations, profits and losses, and cash flows are shared in accordance with ownership percentages. For certain equity method investments, various provisions in the joint venture operating agreements regarding distributions of cash flow based on capital account balances, allocations of profits and losses and preferred returns may result in the Company's economic interest differing from its stated ownership or if applicable, the Company's final profit-sharing interest after receipt of any preferred returns based on the venture's distribution priorities. For these investments, the Company recognizes income or loss based on the joint venture's distribution priorities, which could fluctuate over time and may be different from its stated ownership or final profit-sharing percentage.

The Company periodically assesses the appropriateness of the carrying amount of its equity method investments, as events or changes in circumstance may indicate that a decrease in value has occurred which is other-than-temporary. In addition to the property-specific impairment analysis performed on the underlying assets of the investment, the Company also considers the ownership, distribution preferences, limitations and rights to sell and repurchase its ownership interests. If a decrease in value of an investment is deemed to be other-than-temporary, the investment is reduced to its estimated fair value and an impairment-related loss is recognized in the Consolidated Statements of Operations as a component of Equity in earnings (losses) from investments in unconsolidated ventures.

For investments in ventures where the Company has virtually no influence over operations and the investments do not have a readily determinable fair value, the Company has elected the measurement alternative to carry the securities at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the issuer. Equity securities not accounted for under the equity method, or where the measurement alternative has not been elected, are required to be reported at fair value with unrealized gains and losses reported in the Consolidated Statements of Comprehensive Income (Loss) as Net unrealized gains (losses) on instruments measured at fair value through earnings.

**Use of Estimates**   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The estimates and assumptions include, but are not limited to, capitalization of development costs, provision for income taxes, future cash flows used in impairment analysis and fair value used in impairment calculations, recoverable amounts of receivables and deferred tax assets, initial valuations of tangible and intangible assets acquired and the related useful lives of assets upon which depreciation and amortization is based. Estimates and assumptions have also been made with respect to future revenues and costs, and the fair value of warrants, debt and options granted. In particular, MPC cost of sales estimates are highly judgmental as they are sensitive to cost escalation, sales price escalation and lot absorption, which are subject to judgment and affected by expectations about future market or economic conditions. Actual results could differ from these and other estimates.

**Segments**   Segment information is prepared on the same basis that management reviews information for operational decision-making purposes. Management evaluates the performance of each of HHC's real estate assets or investments individually and aggregates such properties into segments based on their economic characteristics and types of revenue streams. The Company operates in four business segments: (i) Operating Assets; (ii) MPC; (iii) Seaport and (iv) Strategic Developments.

**Net Investment in Real Estate**

**_Master Planned Community Assets, Buildings and Equipment and Land_**   Real estate assets are stated at cost less any provisions for impairments and depreciation as applicable. Expenditures for significant improvements to the Company's assets are capitalized. Tenant improvements relating to the Company's operating assets are capitalized and depreciated over the shorter of their economic lives or the lease term. Maintenance and repair costs are charged to expense when incurred.

***Depreciation*** The Company periodically reviews the estimated useful lives of properties. Depreciation or amortization expense is computed using the straight-line method based upon the following estimated useful lives:

| Asset Type | Years | Balance Sheet Location |
|---|---|---|
| Buildings and improvements | 7 - 40 | Buildings and Equipment |
| Equipment and fixtures | 5 - 20 | Buildings and Equipment |
| Computer hardware and software, and vehicles | 3 - 5 | Buildings and Equipment |
| Tenant improvements | Related lease term | Buildings and Equipment |
| Leasing costs | Related lease term | Prepaid expenses and other assets, net |

From time to time, the Company may reassess the development strategies for certain buildings and improvements which results in changes to the Company's estimate of their remaining useful lives. The Company did not recognize additional depreciation expense of significance for the years ended December 31, 2022, 2021 and 2020.

***Developments*** Development costs, which primarily include direct costs related to placing the asset in service associated with specific development properties, are capitalized as part of the property being developed. Construction and improvement costs incurred in connection with the development of new properties or the redevelopment of existing properties are capitalized before they are placed into service. Costs include planning, engineering, design, direct material, labor and subcontract costs. Real estate taxes, utilities, direct legal and professional fees related to the sale of a specific unit, interest, insurance costs and certain employee costs incurred during construction periods are also capitalized. Capitalization commences when the development activities begin and cease when a project is completed, put on hold or at the date that the Company decides not to move forward with a project. Capitalized costs related to a project where HHC has determined not to move forward are expensed if they are not deemed recoverable. Capitalized interest costs are based on qualified expenditures and interest rates in place during the construction period. Demolition costs associated with redevelopments are expensed as incurred unless the demolition was included in the Company's development plans and imminent as of the acquisition date of an asset. Once the assets are placed into service, they are depreciated in accordance with HHC's policy. In the event that management no longer has the ability or intent to complete a development, the costs previously capitalized are evaluated for impairment.

Developments consist of the following categories as of December 31:

| thousands | | 2022 | | 2021 |
|---|---|---|---|---|
| Land and improvements | $ | 339,540 | $ | 360,957 |
| Development costs | | 785,487 | | 847,950 |
| Total Developments | $ | 1,125,027 | $ | 1,208,907 |

***Acquisitions of Properties*** The Company accounts for the acquisition of real estate properties in accordance with ASC 805 Business Combinations (ASC 805). This methodology requires that assets acquired and liabilities assumed be recorded at their fair values on the date of acquisition for business combinations and at relative fair values for asset acquisitions. Acquisition costs related to the acquisition of a business are expensed as incurred. Costs directly related to asset acquisitions are considered additions to the purchase price and increase the cost basis of such assets.

The fair value of tangible assets of an acquired property (which includes land, buildings and improvements) is determined by valuing the property as if it were vacant, and the as-if-vacant value is then allocated to land, buildings and improvements based on management's determination of the fair value of these assets. The as-if-vacant values are derived from several sources which incorporate significant unobservable inputs that are classified as Level 3 inputs in the fair value hierarchy and primarily include a discounted cash flow analysis using discount and capitalization rates based on recent comparable market transactions, where available.

The fair value of acquired intangible assets consisting of in-place, above-market and below-market leases is recorded based on a variety of considerations, some of which incorporate significant unobservable inputs that are classified as Level 3 inputs in the fair value hierarchy. In-place lease considerations include, but are not necessarily limited to: (1) the value associated with avoiding the cost of originating the acquired in-place leases (i.e., the market cost to execute a lease, including leasing commissions and tenant improvements); (2) the value associated with lost revenue related to tenant reimbursable operating costs incurred during the assumed lease-up period (i.e., real estate taxes, insurance and certain other operating expenses); and (3) the value associated with lost rental revenue from existing leases during the assumed lease-up period. Above-market and below-market leases are valued at the present value, using a discount rate that reflects the risks associated with the leases acquired, of the difference between (1) the contractual amounts to be paid pursuant to the in-place lease; and (2) management's estimate of current market lease rates, measured over the remaining non-cancelable lease term, including any below-market renewal option periods.

The following table represents the components of Accounts Receivable, net of amounts considered uncollectible, in the accompanying Consolidated Balance Sheets as of December 31:

| thousands | 2022 | 2021 |
|---|---|---|
| Straight-line rent receivables | $ 84,145 | $ 72,461 |
| Tenant receivables | 12,044 | 8,647 |
| Other receivables | 7,248 | 5,280 |
| Accounts receivable, net (a) | $ 103,437 | $ 86,388 |

(a) As of December 31, 2022, the total reserve balance for amounts considered uncollectible was $8.9 million, comprised of $3.4 million related to ASC 842 and $5.5 million related to ASC 450. As of December 31, 2021, the total reserve balance was $16.5 million, comprised of $11.5 million related to ASC 842 and $5.0 million related to ASC 450.

The following table summarizes the impacts of the ASC 842 and ASC 450 reserves in the accompanying Consolidated Statements of Operations for the years ended December 31:

| thousands | Income Statement Location | 2022 | 2021 | 2020 |
|---|---|---|---|---|
| ASC 842 reserve | Rental revenue | $ (3,715) | $ (1,562) | $ 21,825 |
| ASC 450 reserve | Provision for (recovery of) doubtful accounts | 1,959 | (459) | 6,009 |
| Total (income) expense impact | | $ (1,756) | $ (2,021) | $ 27,834 |

**Municipal Utility District Receivables, net**  In Houston, Texas, certain development costs are reimbursable through the creation of a Municipal Utility District (MUD), also known as Water Control and Improvement Districts, which are separate political subdivisions authorized by Article 16, Section 59 of the Texas Constitution and governed by the Texas Commission on Environmental Quality (TCEQ). MUDs are formed to provide municipal water, wastewater, drainage services, recreational facilities and roads to those areas where they are currently unavailable through the regular city services. Typically, the developer advances funds for the creation of the facilities, which must be designed, bid and constructed in accordance with the City of Houston's and TCEQ requirements.

The MUD Board of Directors authorizes and approves all MUD development contracts, and MUD bond sale proceeds are used to reimburse the developer for its construction costs, including interest. At the date the expenditures occur, the Company determines the costs it believes will be eligible for reimbursement and recognizes that as MUD receivables. These expenditures are subject to review by the MUD engineers for eligibility in accordance with the development contracts as part of the process for reimbursement. MUD receivables are pledged as security to creditors under the debt facilities relating to Bridgeland.

**Notes Receivable, net**  Notes receivable, net includes non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, they are recorded at amortized cost less any provision for impairment as required under ASC 326 - *Financial Instruments - Credit Losses*.

**Prepaid Expenses and Other Assets, net**  The major components of Prepaid expenses and other assets, net include Special Improvement District (SID) receivables, condominium inventory, interest rate derivative assets, various intangibles, and prepaid expenses related to the Company's properties.

SID receivables are amounts due from SID bonds related to the Company's Summerlin MPC. Proceeds from SID bonds are held in escrow by a third-party and are used to reimburse the Company for a portion of the development costs incurred in Summerlin.

Condominium inventory includes available for sale units at HHC's completed condominium towers and is stated at the lower of cost or fair value less selling costs. Condominium inventory includes land acquisition and development costs, construction costs, and interest and real estate taxes, which are capitalized during the development period. HHC evaluates condominium inventory for impairment when potential indicators exist. An impairment loss is recognized if the carrying amount of condominium inventory exceeds the fair value less selling costs, which is based on comparable sales in the normal course of business under existing and anticipated market conditions.

Tax increment financing (TIF) receivables are amounts which the Company has submitted for reimbursement from Howard County, Maryland, in conjunction with development costs expended on key roads and infrastructure work within the Merriweather District of Columbia specified per the terms of the county's TIF legislation and Special Obligation Bonds issued in October 2017.

The Company's intangibles include in-place lease assets and above-market lease assets where HHC is the lessor, trademark and tradename intangibles related to MPCs, and other intangibles relating to the Company's Las Vegas Aviators Triple-A professional baseball team. The Company amortizes finite-lived intangible assets less any residual value, if applicable, on a straight-line basis over the term of the related lease or the estimated useful life of the asset.

**Financial Instruments - Credit Losses**  The Company is exposed to credit losses through the sale of goods and services to the Company's customers. Receivables held by the Company primarily relate to short-term trade receivables and financing receivables, which include MUD receivables, SID bonds, TIF receivables, net investments in lease receivables, and notes receivable. The Company assesses its exposure to credit loss based on historical collection experience and future expectations by portfolio segment. Historical collection experience is evaluated on a quarterly basis by the Company.

The amortized cost basis of financing receivables, consisting primarily of MUD and SID receivables, totaled $545.4 million as of December 31, 2022, and $484.7 million as of December 31, 2021. The MUD receivable balance includes accrued interest of $36.4 million at December 31, 2022 and $18.2 million at December 31, 2021. The allowance for credit losses for financing receivables was not material as of December 31, 2022 and 2021, and there was no material activity related to the allowance for credit losses for the years ended December 31, 2022, 2021 and 2020.

Financing receivables are considered to be past due once they are 30 days contractually past due under the terms of the agreement. The Company currently does not have significant financing receivables that are past due or on nonaccrual status. There have been no significant write-offs or recoveries of amounts previously written-off during the current period for financing receivables.

**Income Taxes**  The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for years in which the temporary differences are expected to reverse. Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards.

The Company periodically assesses the realizability of its deferred tax assets. If the Company concludes that it is more likely than not that some of the deferred tax assets will not be realized, the tax asset is reduced by a valuation allowance. The Company considers many factors when assessing the likelihood of future realization of deferred tax assets, including expectations of future taxable income, carryforward periods available to the Company for tax reporting purposes, various income tax strategies and other relevant factors. In addition, interest and penalties related to uncertain tax positions, if necessary, are recognized in income tax expense.

In the Company's MPCs, gains with respect to land sales, whether for commercial use or for single-family residences, are reported for tax purposes either on the modified accrual method or on the percentage-of-completion method. Under the percentage-of-completion method, a gain is recognized for tax purposes as costs are incurred in satisfaction of contractual obligations.

**Deferred Expenses, net**  Deferred expenses consist principally of leasing costs. Deferred leasing costs are amortized to amortization expense using the straight-line method over the related lease term. Deferred expenses are shown net of accumulated amortization of $53.8 million as of December 31, 2022, and $49.9 million as of December 31, 2021.

**Marketing and Advertising**  Each of the Company's segments incur various marketing and advertising costs as part of their development, branding, leasing or sales initiatives. These costs include special events, broadcasts, direct mail and online digital and social media programs, and they are expensed as incurred.

**Fair Value of Financial Instruments**  The carrying values of cash and cash equivalents, escrows, receivables, accounts payable, accrued expenses and other assets and liabilities are reasonable estimates of their fair values because of the short maturities of these instruments.

The Company receives cash payments in the form of land purchase deposits from homebuilders or other commercial buyers who have contracted to purchase land within the Company's MPCs, and HHC holds any escrowed deposits in Restricted cash or Cash and cash equivalents based on the terms of the contract. In situations where the Company has completed the closing of a developed land parcel or superpad and consideration is paid in full, but a portion of HHC's performance obligation relating to the enhancement of the land is still unsatisfied, revenue related to HHC's obligation is recognized over time. The Company recognizes only the portion of the improved land sale where the improvements are fully satisfied based on a cost input method. The aggregate amount of the transaction price allocated to the unsatisfied obligation is recorded as deferred land sales and is presented in Accounts payable and accrued expenses. The Company measures HHC's unsatisfied obligation based on the costs remaining relative to the total cost at the date of closing.

When residential or commercial land is sold, the cost of sales includes actual costs incurred and estimates of future development costs benefiting the property sold. In accordance with ASC 970-360-30-1, when land is sold, costs are allocated to each sold superpad or lot based upon the relative sales value. For purposes of allocating development costs, estimates of future revenues and development costs are re-evaluated throughout the year, with adjustments being allocated prospectively to the remaining parcels available for sale. For certain parcels of land, including acquired parcels that the Company does not intend to develop or for which development was complete at the date of acquisition, the specific identification method is used to determine the cost of sales.

***Builder Price Participation***   BPP is the variable component of the transaction price for certain Master Planned Communities Land Sales. BPP is earned when a developer that acquired land from HHC develops and sells a home to an end user at a price higher than a predetermined breakpoint. The excess over the breakpoint is shared between HHC and the developer at the time of closing on the sale of the home based on a previously agreed-upon percentage. Generally, BPP is constrained, and accordingly, the Company does not recognize an estimate of variable consideration. The Company's conclusion is based on the following factors:

–   BPP is highly susceptible to factors outside HHC's influence such as unemployment and interest rates
–   the time between the sale of land to a homebuilder and closing on a completed home can take up to three years
–   there is significant variability in home pricing from period to period

The Company evaluates contracts with homebuilders with respect to BPP at each reporting period to determine whether a change in facts and circumstances has eliminated the constraint and will record an estimate of BPP revenue, if applicable.

For Condominium Rights and Unit Sales, Master Planned Community Land Sales and Builder Price Participation the Company elected the practical expedient to not adjust promised amount of consideration for the effects of a significant financing component when the expected period between transfer of the promised asset and payment is one year or less.

***Rental Revenues***   Revenue associated with the Company's operating assets includes minimum rent, percentage rent in lieu of fixed minimum rent, tenant recoveries and overage rent.

Minimum rent revenues are recognized on a straight-line basis over the terms of the related leases when collectability is reasonably assured and the tenant has taken possession of, or controls, the physical use of the leased asset. Percentage rent in lieu of fixed minimum rent is recognized as sales are reported from tenants. Minimum rent revenues reported on the Consolidated Statements of Operations also include amortization related to above and below-market tenant leases on acquired properties.

Recoveries from tenants are stipulated in the leases, are generally computed based upon a formula related to real estate taxes, insurance and other real estate operating expenses, and are generally recognized as revenues in the period the related costs are incurred.

Overage rent is recognized on an accrual basis once tenant sales exceed contractual thresholds contained in the lease and is calculated by multiplying the tenant sales in excess of the minimum amount by a percentage defined in the lease.

If the lease provides for tenant improvements, the Company determines whether the tenant improvements are owned by the tenant or by HHC. When HHC is the owner of the tenant improvements, rental revenue begins when the improvements are substantially complete. When the tenant is the owner of the tenant improvements, any tenant allowance funded by the Company is treated as a lease incentive and amortized as an adjustment to rental revenue over the lease term.

*Other Land, Rental and Property Revenues - Over Time and Point in Time*  Other land revenues recognized over time include ground maintenance revenue, homeowner association management fee revenue and revenue from providing exclusive cable and internet services at the Company's MPCs for the benefit of the tenants and owners of the communities. These revenues are recognized over time, as time elapses. The amount of consideration and the duration are fixed, as stipulated in the related agreements, and represent a single performance obligation.

Other land revenues also include transfer fees on the secondary sales of homes in MPCs, forfeitures of earnest money deposits by buyers of HHC's condominium units and other miscellaneous items. These items are recognized at a point in time when the real estate closing process is complete or HHC has a legal right to the respective fee or deposit.

Other rental and property revenues related to contracts with customers is generally comprised of baseball-related ticket sales, retail operations, food sales, advertising and sponsorships. Season ticket sales are recognized over time as games take place. Single tickets and total net sales from retail operations are recognized at a point in time, at the time of sale when payment is received and the customer takes possession of the merchandise. In all cases, the transaction prices are fixed, stipulated in the ticket, contract or product, and representative in each case of a single performance obligation. Events-related service revenue is recorded at the time the customer receives the benefit of the service.

Baseball-related and other sponsorships generally cover a season or contractual period of time, and the related revenue is generally recognized on a straight-line basis over time, as time elapses, unless a specific performance obligation exists within the sponsorship contract where point-in-time delivery occurs and recognition at a specific performance or delivery date is more appropriate. Advertising and sponsorship agreements that allow third parties to display their advertising and products at HHC's venues for a certain amount of time relate to a single performance obligation, consideration terms for these services are fixed in each respective agreement, and HHC generally recognizes the related revenue on a straight-line basis over time, as time elapses.

**Noncontrolling Interests**  As of December 31, 2022, Noncontrolling interests is primarily related to noncontrolling interest in Teravalis and the Ward Village Homeowners' Associations (HOAs). See Note 3 - *Acquisitions and Dispositions* for additional information on Teravalis. As of December 31, 2021, Noncontrolling interest is primarily related to the HOAs. All revenues and expenses related to the HOAs are attributable to noncontrolling interests and do not impact net income attributable to common stockholders.

**Redeemable Noncontrolling Interest**  As of December 31, 2021, Redeemable noncontrolling interest related to a local developer's interest in 110 North Wacker. This noncontrolling interest holder had the put right to require the Company to purchase its interest if 110 North Wacker had not been sold or refinanced by a certain date. Upon sale of 110 North Wacker in 2022, the local developer's put right lapsed and the local developer's share of the sales proceeds were distributed resulting in no remaining Redeemable noncontrolling interest as of December 31, 2022. See Note 2 - *Investments in Unconsolidated Ventures* for additional information.

**Recently Issued Accounting Standards**  The following is a summary of recently issued and other notable accounting pronouncements which relate to the Company's business.

**ASU 2020-04, Reference Rate Reform**  The amendments in this Update provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform when certain criteria are met. The amendments in this Update apply only to contracts, hedging relationships and other transactions that reference the London Interbank Offered Rate (LIBOR) or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, for which an entity has applied certain optional expedients, that are retained through the end of the hedging relationship. The amendments in this Update are effective as of March 12, 2020, through December 31, 2022. On December 21, 2022, the FASB issued Accounting Standards Update (ASU) 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*, which extends the period of time entities can utilize the reference rate reform relief guidance under ASU 2020-04, from December 31, 2022, to December 31, 2024. The guidance in ASU 2020-04 is optional and may be elected over time as reference rate reform activities occur. The Company has elected to apply the hedge accounting expedients related to probability and the assessments of effectiveness for future LIBOR-indexed cash flows to assume that the index upon which future hedge transactions will be based matches the index on the corresponding derivatives. Application of these expedients preserves the presentation of derivatives consistent with past presentation. The Company continues to evaluate the impact of the guidance and may apply other elections as applicable as additional changes in the market occur through the effective date of December 31, 2024, as extended by ASU 2022-6.

## 2. Investments in Unconsolidated Ventures

In the normal course of business, the Company enters into partnerships and ventures with an emphasis on investments associated with the development and operation of real estate assets. As of December 31, 2022, the Company does not consolidate the investments below as it does not have a controlling financial interest in these ventures. As such, the Company primarily reports its interests in accordance with the equity method. As of December 31, 2022, these ventures had mortgage financing totaling $249.9 million, with the Company's proportionate share of this debt totaling $125.2 million. All of this indebtedness is without recourse to the Company, with the exception of the collateral maintenance obligation for Floreo. See Note 10 - *Commitments and Contingencies* for additional information related to the Company's collateral maintenance obligation.

Investments in unconsolidated ventures consist of the following:

| thousands except percentages | Ownership Interest (a) December 31, 2022 | Ownership Interest (a) December 31, 2021 | Carrying Value December 31, 2022 | Carrying Value December 31, 2021 | Share of Earnings/Dividends Year Ended December 31, 2022 | Share of Earnings/Dividends Year Ended December 31, 2021 | Share of Earnings/Dividends Year Ended December 31, 2020 |
|---|---|---|---|---|---|---|---|
| **Equity Method Investments** | | | | | | | |
| **Operating Assets** | | | | | | | |
| 110 North Wacker | — % | 23.0 % | $ — | $ 194,999 | $ 4,910 | $ (74,309) | $ (13,896) |
| The Metropolitan Downtown Columbia (b) | 50.0 % | 50.0 % | — | — | 4,556 | 582 | 765 |
| Stewart Title of Montgomery County, TX | 50.0 % | 50.0 % | 4,217 | 4,185 | 1,294 | 1,860 | 1,250 |
| Woodlands Sarofim #1 | 20.0 % | 20.0 % | 3,029 | 3,215 | (13) | 96 | 125 |
| m.flats/TEN.M (c) | 50.0 % | 50.0 % | — | — | 6,878 | 974 | 666 |
| **Master Planned Communities** | | | | | | | |
| The Summit (d) | 50.0 % | 50.0 % | 49,368 | 41,536 | (30) | 59,407 | 17,845 |
| Floreo (e) | 50.0 % | 50.0 % | 58,001 | 59,080 | (1,377) | (8) | — |
| **Seaport** | | | | | | | |
| Mr. C Seaport | — % | — % | — | — | — | — | (6,900) |
| The Lawn Club (d) | 50.0 % | 50.0 % | 2,553 | 447 | — | — | — |
| Ssäm Bar (Momofuku) (d)(e) | 50.0 % | 50.0 % | 5,551 | 5,852 | (783) | (1,988) | (2,392) |
| Tin Building by Jean-Georges (d)(e) | 65.0 % | 65.0 % | 6,935 | — | (36,182) | — | — |
| Jean-Georges Restaurants | 25.0 % | — % | 45,626 | — | 692 | — | — |
| **Strategic Developments** | | | | | | | |
| Circle T Ranch and Power Center | — % | — % | — | — | — | — | 2,463 |
| HHMK Development | 50.0 % | 50.0 % | 10 | 10 | — | — | — |
| KR Holdings | 50.0 % | 50.0 % | 485 | 127 | 797 | (221) | (69) |
| West End Alexandria (d) | 58.3 % | 58.3 % | 56,617 | 56,546 | 71 | — | — |
| 110 North Wacker | — | 23.0 % | — | — | — | — | 267,518 |
| | | | 232,392 | 365,997 | (19,187) | (13,607) | 267,375 |
| Other equity investments (f) | | | 13,779 | 3,952 | 4,638 | 3,755 | 3,724 |
| **Investments in unconsolidated ventures** | | | $ 246,171 | $ 369,949 | $ (14,549) | $ (9,852) | $ 271,099 |

(a) Ownership interests presented reflect the Company's stated ownership interest or if applicable, the Company's final profit-sharing interest after receipt of any preferred returns based on the venture's distribution priorities.

(b) The Metropolitan Downtown Columbia was in a deficit position of $9.0 million at December 31, 2022, and $11.3 million at December 31, 2021. These deficit balances are presented in Accounts payable and accrued expenses at December 31, 2022 and 2021.

(c) M.flats/TEN.M was in a deficit position of $1.8 million at December 31, 2022, and $6.0 million at December 31, 2021. The deficit balance is presented in Accounts payable and accrued expenses at December 31, 2022.

(d) For these equity method investments, various provisions in the venture operating agreements regarding distributions of cash flow based on capital account balances, allocations of profits and losses and preferred returns may result in the Company's economic interest differing from its stated interest or final profit-sharing interest. For these investments, the Company recognizes income or loss based on the venture's distribution priorities, which could fluctuate over time and may be different from its stated ownership or final profit-sharing interest.

(e) Classified as a VIE; however, the Company is not the primary beneficiary and accounts for its investment in accordance with the equity method. Refer to discussion below for additional information.

(f) Other equity investments represent investments not accounted for under the equity method. The Company elected the measurement alternative as these investments do not have readily determinable fair values. There were no impairments, or upward or downward adjustments to the carrying amounts of these securities either during 2022, or cumulatively. As of December 31, 2022, Other equity investments primarily includes $10.0 million of warrants, which represents cash paid by the Company for the option to acquire additional ownership interest in Jean-Georges Restaurants. Refer to discussion below for additional details.

**110 North Wacker**   The Company formed a partnership with a local developer (the Partnership) during the second quarter of 2017. During the second quarter of 2018, the Partnership executed an agreement with USAA related to 110 North Wacker (collectively, the local developer and USAA are the Partners) to construct and operate the building at 110 North Wacker through a separate legal entity (the Venture).

The Partnership was determined to be a VIE, and as the Company had the power to direct the activities of the Partnership that most significantly impact its economic performance, the Company was considered the primary beneficiary and consolidated the Partnership. Additionally, the local developer had the right to require the Company to purchase its interest in the Partnership if the Venture had not been sold or refinanced (with distributions made to the local developer and Company sufficient to repay all capital contributions) within a specified time period. Therefore, the local developer's redeemable noncontrolling interest in the Partnership was presented as temporary equity as of December 31, 2021, on the Consolidated Balance Sheets.

The Company concluded that the Venture was within the scope of the VIE model, and that it was the primary beneficiary of the Venture during the development phase of the project, and thus consolidated the venture; however, upon the building's completion in the third quarter of 2020, the Company concluded it was no longer the primary beneficiary, resulting in the deconsolidation of the Venture. As of September 30, 2020, the Company derecognized all assets, liabilities and noncontrolling interest related to the Venture, recognized an equity method investment based on the fair value of its interest in 110 North Wacker in the Operating Assets segment and recognized a gain on deconsolidation of $267.5 million in Equity in earnings (losses) from unconsolidated ventures in the Strategic Developments segment. In 2021, the Company recorded a $17.7 million impairment of its equity investment in the Venture due to a change in the anticipated holding period as it entered into a plan to sell the Partnership's interest in the Venture.

On March 30, 2022, the Partnership completed the sale of its ownership interest in the Venture for a gross sales price of $208.6 million. Upon sale, the Company recognized income of $5.0 million in Equity in earnings (losses) from unconsolidated ventures in the Consolidated Statements of Operations. The amount recognized represents: (i) the difference between the sales price less related transaction costs of $17.6 million and the $195.0 million carrying value of the equity investment; (ii) a $0.4 million adjustment to the carrying value of the noncontrolling interest to reflect actual cash proceeds and (iii) $8.6 million of net fair value gains that were reclassed out of Accumulated other comprehensive income (loss) associated with the Venture's derivative instruments. Based upon the Partnership's waterfall, $168.9 million of the net sales proceeds were allocated to the Company with the remaining $22.1 million allocated to the local developer.

Upon the sale of the equity interest in the Venture, the local developer's put right that could require the Company to purchase its interest in the Partnership lapsed. Therefore, the local developer's redeemable noncontrolling interest in the Partnership, which represented its share of the sales proceeds was distributed in April 2022, and presented as cash outflows from financing activities on the Consolidated Statements of Cash Flows.

The following table presents changes in Redeemable noncontrolling interest:

| thousands | Redeemable Noncontrolling Interest | |
|---|---:|---:|
| Balance as of December 31, 2020 | $ | 29,114 |
| Net income (loss) attributable to noncontrolling interest | | (7,431) |
| Share of investee's other comprehensive income | | 817 |
| Balance as of December 31, 2021 | $ | 22,500 |
| Net income (loss) attributable to noncontrolling interest | | — |
| Share of investee's other comprehensive income | | (407) |
| Disposition of noncontrolling interest related to 110 North Wacker | | (22,093) |
| Balance as of December 31, 2022 | $ | — |

**The Lawn Club**   On January 19, 2021, the Company formed HHC Lawn Games, LLC with The Lawn Club NYC, LLC (Endorphin Ventures), to construct and operate an immersive indoor and outdoor restaurant that includes an extensive area of indoor grass, a stylish clubhouse bar and a wide variety of lawn games. This concept is expected to open in 2023. Under the terms of the agreement, the Company will fund 80% of the cost to construct the restaurant, and Endorphin Ventures will contribute the remaining 20%. The Company will recognize its share of income or loss based on the joint venture distribution priorities, which could fluctuate over time. Upon return of each member's contributed capital and a preferred return to HHC, distributions and recognition of income or loss will be allocated to the Company based on its final profit-sharing interest. The Company also entered into a lease agreement with HHC Lawn Games, LLC to lease 20,000 square feet of the Fulton Market Building for this venture.

**Ssäm Bar**  In 2016, the Company formed Pier 17 Restaurant C101, LLC (Ssäm Bar) with MomoPier, LLC (Momofuku) to construct and operate a restaurant and bar at Pier 17 in the Seaport, which opened in 2019. The Company recognizes its share of income or loss based on the joint venture's distribution priorities, which could fluctuate over time. As of December 31, 2022 and 2021, Ssäm Bar is classified as a VIE because the equity holders, as a group, lack the characteristics of a controlling financial interest; however, the Company is not the primary beneficiary. As of December 31, 2022, the Company's maximum exposure to loss as a result of this investment is limited to the $5.6 million aggregate carrying value of this investment as the Company has not provided any guarantees or otherwise made firm commitments to fund amounts on behalf of this VIE.

**Tin Building by Jean-Georges**  In 2015, the Company, together with VS-Fulton Seafood Market, LLC (Fulton Partner), formed Fulton Seafood Market, LLC (Tin Building by Jean-Georges) to operate a 53,783 square foot culinary marketplace in the historic Tin Building. The Fulton Partner is a wholly owned subsidiary of Jean-Georges Restaurants. The Company purchased a 25% interest in Jean-George Restaurants in March 2022 as discussed below.

The Company owns 100% of the Tin Building and leased 100% of the space to the Tin Building by Jean-Georges joint venture. Throughout this report, references to the Tin Building relate to the Company's 100% owned landlord operations and references to the Tin Building by Jean-Georges refer to the managed business in which the Company has an equity ownership interest. The Company, as landlord, funded 100% of the development and construction of the Tin Building. Under the terms of the Tin Building by Jean-Georges LLC agreement, the Company contributes the cash necessary to fund pre-opening, opening and operating costs of Fulton Seafood Market LLC. The Fulton Partner is not required to make any capital contributions. The Tin Building was completed and placed in service during the third quarter of 2022 and the Tin Building by Jean-Georges culinary marketplace began operations in the third quarter of 2022. Based on capital contribution and distribution provisions for the Tin Building by Jean-Georges, HHC currently receives substantially all of the economic interest in the venture. Upon return of HHC's contributed capital and a preferred return to HHC, distribution and recognition of income or loss will be allocated to the Company based on its final profit-sharing interest.

As of December 31, 2022, the Tin Building by Jean-Georges is classified as a VIE because the equity holders, as a group, lack the characteristics of a controlling financial interest. The Company further concluded that it is not the primary beneficiary of the VIE as it does not have the power to direct the restaurant-related activities that most significantly impact its economic performance. Because the Company is unable to quantify the maximum amount of additional capital contributions that may be funded in the future associated with this investment, the Company's maximum exposure related to loss as a result of this investment is based upon the carrying value of the investment. The carrying value of the Tin Building by Jean-Georges as of December 31, 2022, is $6.9 million, which is comprised of $43.1 million of contributions made by the Company, partially offset by $36.2 million of equity losses for the year ended December 31, 2022, primarily related to pre-opening and start-up expenses.

**Jean-Georges Restaurants**  On March 1, 2022, the Company acquired a 25% interest in JG Restaurant HoldCo LLC (Jean-Georges Restaurants) for $45.0 million from JG TopCo LLC (Jean-Georges). Jean-Georges Restaurants currently has over 40 hospitality offerings and a pipeline of new concepts. The Company accounts for its ownership interest in accordance with the equity method and recorded its initial investment at cost, inclusive of legal fees and transaction costs. Under the terms of the agreement, all cash distributions and the recognition of income-producing activities will be pro rata based on stated ownership interest.

Concurrent with the Company's acquisition of the 25% interest in Jean-Georges Restaurants, the Company entered into a warrant agreement with Jean-Georges. The Company paid $10.0 million for the option to acquire up to an additional 20% interest in Jean-Georges Restaurants at a fixed exercise price per share subject to certain anti-dilution provisions. Should the warrant agreement be exercised by the Company, the $10.0 million will be credited against the aggregate exercise price of the warrants. Per the agreement, the $10.0 million is to be used for working capital of Jean-Georges Restaurants. The warrant became exercisable on March 2, 2022, subject to automatic exercise in the event of dissolution or liquidation, and will expire on March 2, 2026. As of December 31, 2022, this warrant has not been exercised. The Company elected the measurement alternative for this purchase option as the equity security does not have a readily determinable fair value. As such, the investment is measured at cost, less any identified impairment charges.

Creative Culinary Management Company, LLC (CCMC), a wholly owned subsidiary of Jean-Georges Restaurants, provides management services for certain retail and food and beverage businesses that HHC owns, either wholly or through partnerships with third parties. The Company's businesses managed by CCMC include The Tin Building by Jean-Georges, The Fulton and Malibu Farm. Pursuant to the various management agreements, CCMC is responsible for employment and supervision of all employees providing services for the food and beverage operations and restaurant as well as the day-to-day operations and accounting for the food and beverage operations.

**The Summit**   During the first quarter of 2015, the Company formed DLV/HHPI Summerlin, LLC (The Summit) with Discovery Land Company (Discovery) to develop a custom home community in Summerlin.

**Phase I**   The Company contributed land with a carrying value of $13.4 million and transferred SID bonds related to such land with a carrying value of $1.3 million to The Summit at the agreed upon capital contribution value of $125.4 million, or $226,000 per acre and has no further capital obligations. Discovery is required to fund up to a maximum of $30.0 million of cash as their capital contribution, of which $3.8 million has been contributed. The gains on the contributed land are recognized in Equity in earnings (losses) from unconsolidated ventures as The Summit sells lots. As of December 31, 2022, HHC has received its preferred return distributions and recognizes its share of income or loss for Phase I based on its final profit-sharing interest.

**Phase II**   In July 2022, the Company contributed an additional 54 acres to The Summit (Phase II land) with a fair value of $21.5 million. The Company recognized an incremental equity method investment at the fair value of $21.5 million and recognized a gain of $13.5 million recorded in Equity in earnings (losses) from unconsolidated ventures. This gain is the result of marking the cost basis of the land contributed to its estimated fair value at the time of contribution. The Phase II land is adjacent to the existing Summit development and is currently planned for approximately 28 custom home sites that will be added to The Summit community. The Company will receive distributions and recognize its share of income or loss for Phase II based on the joint venture's distribution priorities in the amended Summit LLC agreement, which could fluctuate over time. Upon receipt of preferred returns to HHC, distributions and recognition of income or loss will be allocated to the company based on its final profit-sharing interest.

**Floreo (formerly named Trillium)**   In the fourth quarter of 2021, simultaneous with the Teravalis land acquisition, the Company closed on the acquisition of a 50% interest in Trillium Development Holding Company, LLC (Floreo), for $59.0 million and entered into a Limited Liability Company Agreement (LLC Agreement) with JDM Partners and El Dorado Holdings to develop the first village within the new Teravalis MPC on 3,029 acres of land in the greater Phoenix, Arizona area. The first Floreo land sales are expected to occur in the second half of 2023 subject to market conditions.

On October 25, 2022, Floreo closed on a $165.0 million financing, and at initial closing, outstanding borrowings were $57.5 million. The Company provided a guarantee on this financing in the form of a collateral maintenance obligation and received a guarantee fee of $5.0 million. The financing and related guarantee provided by the Company triggered a reconsideration event and as of December 31, 2022, Floreo is classified as a VIE. Due to rights held by other members, the Company does not have a controlling financial interest in Floreo and is not the primary beneficiary. As of December 31, 2022, the Company's maximum exposure to loss as a result of this investment is limited to the $58.0 million aggregate carrying value as the Company has not made any other firm commitments to fund amounts on behalf of this VIE. See Note 10 - *Commitments and Contingencies* for additional information related to the Company's collateral maintenance obligation.

**West End Alexandria**   In the fourth quarter of 2021, the Company entered into an Asset Contribution Agreement with Landmark Land Holdings, LLC (West End Alexandria) to redevelop a 52-acre site previously known as Landmark Mall. Other equity owners include Foulger-Pratt Development, LLC (Foulger-Pratt) and Seritage SRC Finance (Seritage). The Company conveyed its 33-acre Landmark Mall property with an agreed upon fair value of $56.0 million and Seritage conveyed an additional 19 acres of land with an agreed upon fair value of $30 million to West End Alexandria in exchange for equity interest. Additionally, Foulger-Pratt agreed to contribute $10 million to West End Alexandria. Also in the fourth quarter of 2021, West End Alexandria executed a Purchase and Sale Agreement with the City of Alexandria to sell approximately 11 acres to the City of Alexandria. The City will lease this land to Inova Health Care Services for construction of a new hospital.

Development plans for the remaining 41-acre property include approximately four million square feet of residential, retail, commercial, and entertainment offerings integrated into a cohesive neighborhood with a central plaza, a network of parks and public transportation. Foulger-Pratt manages construction of the development. Demolition began in the second quarter of 2022, with completion of the first buildings expected in 2025.

The Company does not have the ability to control the activities that most impact the economic performance of the venture as Foulger-Pratt is the managing member and manages all development activities. As such, the Company accounts for its ownership interest in accordance with the equity method.

**Summarized Financial Information**  The following tables provide combined summarized financial statement information for the Company's unconsolidated ventures. Financial statement information is included for each investment for all periods in which the Company's ownership interest was accounted for as an equity method investment. Fluctuations in the amounts presented below are primarily related to 2022 activity, including the sale of the Company's ownership interest in 110 North Wacker, partially offset by the Company's acquisition of an ownership interest in Jean-Georges Restaurants and the additional contribution of Phase II land to The Summit.

| thousands | | December 31, 2022 | | December 31, 2021 |
|---|---|---|---|---|
| **Balance Sheet** | | | | |
| Total Assets | $ | 878,546 | $ | 1,442,894 |
| Total Liabilities | | 505,643 | | 918,847 |
| Total Equity | | 372,903 | | 524,047 |

| thousands | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2022 | | 2021 | | 2020 |
| **Income Statement** | | | | | | |
| Revenues | $ | 232,786 | $ | 377,837 | $ | 190,605 |
| Operating Income | | 9,815 | | 145,471 | | 42,964 |
| Net income (loss) | | (2,646) | | 69,904 | | 24,908 |

# 3. Acquisitions and Dispositions

**Acquisitions**  On March 1, 2022, the Company acquired a 25% interest in Jean-Georges Restaurants for $45.0 million and paid $10.0 million for the option to acquire up to an additional 20% interest in Jean-Georges Restaurants through March 2026. Jean-Georges Restaurants currently has over 40 hospitality offerings and a pipeline of new concepts. See Note 2 - *Investments in Unconsolidated Ventures* for additional information.

**Teravalis (formerly named Douglas Ranch)**  In October 2021, the Company acquired Teravalis, a new large-scale master planned community in the West Valley of Phoenix, Arizona. The Company closed on the all-cash purchase of approximately 33,810 acres (Teravalis Property) for a purchase price of $541.0 million. Pursuant to the purchase and sale agreement, $33.8 million of the purchase price was held in escrow related to a six-month option for the seller, or permitted assignee, to repurchase up to 50% interest in the Teravalis Property. The total repurchase price payable pursuant to the option was $270.5 million, which consisted of a payment of $236.7 million and the $33.8 million withheld at the initial closing, plus 50% of any costs incurred to manage and maintain the Teravalis Property from the time of the original closing through the date that the option is exercised.

On April 13, 2022, the purchase and sale agreement was amended to extend the term of the option to June 17, 2022, and grant a minimum purchase of a 9.24% interest in the Teravalis Property for $50.0 million and up to a maximum purchase of a 50% interest for $270.5 million. On June 17, 2022, the seller's assignee, JDM Member, exercised the minimum purchase option and purchased a 9.24% interest in the Teravalis Property for $50.0 million, inclusive of the $33.8 million previously held in escrow.

Immediately following the execution of the minimum purchase option, the Company entered into a Limited Liability Company Agreement (LLC Agreement) with JDM Member to form Douglas Ranch Development Holding Company (Teravalis). The Company and JDM Member then contributed their interests in the Teravalis Property to Teravalis in exchange for an equity interest, resulting in member equity interest of 90.76% for the Company and 9.24% for JDM Member. Teravalis was determined to be a VIE, and as the Company has the power to direct the activities that most significantly impact its economic performance, the Company is considered the primary beneficiary and HHC continued to consolidate Teravalis. Also in conjunction with the execution of the minimum purchase option, JDM Member paid $10.0 million for the option to repurchase up to the remaining 40.76% interest in Teravalis for $220.5 million on or before August 18, 2022.

On August 18, 2022, JDM Member partially exercised the option and purchased an additional 2.78% interest in the Teravalis Property for $15.0 million, inclusive of the $10.0 million deposit previously received. JDM Member contributed their interest in the Teravalis Property to Teravalis in exchange for equity interest, resulting in member equity interest of 88.0% for the Company and 12.0% for JDM Member. As the exercise of this option did not change the rights of either the Company or JDM Member under LLC agreement, the Company will continue to consolidate Teravalis. The remaining purchase option expired upon partial purchase of this additional ownership interest.

Under the terms of the LLC agreement, cash distributions and the recognition of income-producing activities will be pro rata based on economic ownership interest. As of December 31, 2022, the Company's Consolidated Balance Sheets include $541.2 million of Master Planned Community assets and $65.0 million of Noncontrolling interest related to Teravalis.

*Floreo*  Simultaneous with the Teravalis land acquisition, the Company closed on the acquisition of a 50% interest in Trillium Development Holding Company, LLC (Floreo), for $59.0 million. Floreo owns approximately 3,029 acres of land in the greater Phoenix, Arizona area. See Note 2 - *Investments in Unconsolidated Ventures* for additional information.

## Dispositions

*Operating Assets*  On December 30, 2022, the Company completed the sale of Creekside Village Green, a 74,670-square-foot retail property in The Woodlands, Texas, for $28.4 million resulting in a gain of $13.4 million. The gain on sale is included in Gain (loss) on sale or disposal of real estate and other assets, net in the Consolidated Statements of Operations.

On December 21, 2022, the Company completed the sale of Lake Woodlands Crossing, a 60,261-square-foot retail property in The Woodlands, Texas, for $22.5 million resulting in a gain of $12.2 million. The gain on sale is included in Gain (loss) on sale or disposal of real estate and other assets, net in the Consolidated Statements of Operations. The Company retained the underlying land and simultaneously with the sale executed a 99-year ground lease with the buyer, which is classified as an operating lease.

On June 16, 2022, the Company completed the sale of the Outlet Collection at Riverwalk, a 264,080-square-foot outlet center located in downtown New Orleans, Louisiana, for $34.0 million resulting in a gain on sale of $4.0 million, inclusive of $0.5 million in related transaction costs. The gain on sale is included in Gain (loss) on sale or disposal of real estate and other assets, net in the Consolidated Statements of Operations.

On March 30, 2022, the Company completed the sale of its ownership interest in 110 North Wacker for $208.6 million. See Note 2 - *Investments in Unconsolidated Ventures* for additional information.

On September 16, 2021, the Company completed the sale of The Woodlands Resort, The Westin at The Woodlands and Embassy Suites at Hughes Landing for $252.0 million resulting in a gain on sale of $39.1 million, inclusive of approximately $2.9 million in related transaction costs. The gain on sale is included in Gain (loss) on sale or disposal of real estate and other assets, net in the Consolidated Statements of Operations. Additionally, as part of the sale, the Company repaid $132.3 million of debt directly associated with the properties sold.

On March 13, 2020, the Company closed on the sale of its property at 100 Fellowship Drive, a 13.5-acre land parcel and 203,257-square-foot build-to-suit medical building with approximately 550 surface parking spaces in The Woodlands, Texas, for a total sales price of $115.0 million. The sale of 100 Fellowship Drive resulted in an additional gain of $38.3 million in the first quarter of 2020, which is included in Gain (loss) on sale or disposal of real estate and other assets, net on the Consolidated Statements of Operations. This gain was in addition to $13.5 million of Selling profit from the sales-type lease recognized on the Consolidated Statements of Operations as of December 31, 2019. The Company had previously entered into a lease agreement related to this property in November of 2019, and at lease commencement, the Company derecognized $63.7 million from Developments and recorded an initial net investment in lease receivable of $75.9 million on the Consolidated Balance Sheets.

The carrying value of the net investment in lease receivable related to 100 Fellowship Drive was approximately $76.1 million at the time of sale. Gain on sale is calculated as the difference between the purchase price of $115.0 million, and the asset's carrying value, less related transaction costs of approximately $0.2 million. Contemporaneous with the sale, the Company credited to the buyer approximately $0.6 million for operating account funds and the buyer's assumption of the related liabilities. After the sale, the Company had no continuing involvement in this lease. After repayment of debt associated with the property, the sale generated approximately $64.2 million in net proceeds, which are presented as cash inflows from operating activities in the Consolidated Statements of Cash Flows for the year ended December 31, 2020.

***Strategic Developments***   On December 22, 2021, the Company completed the sale of Century Park, a 63-acre, 1,302,597-square-foot campus with 17 office buildings in the West Houston Energy Corridor, for $25.0 million resulting in a loss on sale of $7.4 million, inclusive of approximately $0.4 million in related transaction costs. The loss on sale is included in Gain (loss) on sale or disposal of real estate and other assets, net in the Consolidated Statements of Operations. This asset was previously impaired during the second quarter of 2021.

On May 7, 2021, the Company completed the sale of Monarch City, a property comprised of approximately 229 acres of undeveloped land in Collin County, Texas, for $51.4 million, resulting in a gain on sale of $21.3 million, inclusive of approximately $1.5 million in related transaction costs. The gain on sale is included in Gain (loss) on sale or disposal of real estate and other assets, net in the Consolidated Statements of Operations.

On December 18, 2020, the Company completed the sale to its joint venture partner of its 50% equity method investment in Circle T Ranch and Power Center, a joint venture with Westlake Retail Associates for $13.0 million. The carrying value of the asset at the time of sale was approximately $11.9 million and the Company recognized a gain on sale of $1.1 million which is included in Equity in earnings (losses) from unconsolidated ventures on the Consolidated Statements of Operations.

On November 20, 2020, the Company completed the sale of its Elk Grove asset, a 64-acre land parcel in the City of Elk Grove, California, for $24.6 million. The carrying value of the asset at the time of sale was approximately $10.8 million and the Company recognized a gain on sale of $13.7 million which is included in Gain (loss) on sale or disposal of real estate and other assets, net on the Consolidated Statements of Operations.

On June 29, 2020, the Company entered into an agreement terminating a participation right contained in the contract for the sale of West Windsor that occurred in October 2019. As consideration, the Company received an $8.0 million termination payment in 2020, which is included in Gain (loss) on sale or disposal of real estate and other assets, net on the Consolidated Statements of Operations for the year ended December 31, 2020.

***Seaport***   On July 16, 2020, the Company completed the sale to its joint venture partner of its 35% equity investment in Mr. C Seaport, a 66-room boutique hotel located at 33 Peck Slip, New York, in close proximity to the Seaport, for $0.8 million. The carrying value at the time of sale approximated the sales price. Refer to Note 2 - *Investments in Unconsolidated Ventures* and Note 4 - *Impairment* for additional information.

## 4. Impairment

The Company reviews its long-lived assets for potential impairment indicators whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. No impairment charges were recorded during the year ended December 31, 2022.

In 2021, the Company recorded a $13.1 million impairment charge for Century Park, a non-core asset acquired as part of the acquisition of The Woodlands Towers at The Waterway. The Century Park asset included both building and land components. The impairment related to the building component, while the land component was not impaired. The Company recognized an impairment due to decreases in estimated future cash flows and as a result of the impact of a shorter-than-anticipated holding term. The Company used weighted market and income valuation techniques to estimate the fair value of Century Park. Market valuation was based on recent sales of similar commercial properties in and around Houston, Texas. For the income approach, the Company utilized a capitalization rate of 8.75%, and probability-weighted scenarios assuming lease-up periods ranging from 24 months to 48 months, and management's estimate of future lease income and carry costs. In December 2021, the Company completed the sale of Century Park.

In 2020, the Company recorded a $48.7 million impairment charge for Outlet Collection at Riverwalk. The Company recognized the impairment due to decreases in estimated future cash flows as a result of the impact of a shorter-than-anticipated holding term due to management's plans to divest the non-core operating asset, decreased demand and reduced interest in brick and mortar retail due to the impact of COVID-19, as well as an increase in the capitalization rate used to evaluate future cash flows due to the impact of COVID-19. The Company used a discounted cash flow analysis using a capitalization rate of 10% to determine fair value. In June 2022, the Company completed the sale of the Outlet Collection at Riverwalk.

Each investment in an unconsolidated venture discussed in Note 2 - *Investments in Unconsolidated Ventures* is evaluated periodically for recoverability and valuation declines that are other-than-temporary. If the decrease in value of an investment is deemed to be other-than-temporary, the investment is reduced to its estimated fair value. No impairment charges were recorded during the year ended December 31, 2022.

In 2021, the Company recorded a $17.7 million impairment of its equity investment in 110 North Wacker. The Company recognized the impairment due to a change in the anticipated holding period as the Company entered into a plan to sell its interest in 110 North Wacker. In March 2022, the Company completed the sale of its ownership interest in 110 North Wacker.

In 2020, the Company recorded a $6.0 million impairment of its equity investment in Mr. C Seaport. The Company recognized the impairment due to a change in the anticipated holding period as the Company entered into a plan to sell its 35% equity investment in Mr. C Seaport to its venture partners. In July 2020, the Company completed the sale of its interest in Mr. C Seaport.

For information regarding the asset sales discussed above, see Note 3 - *Acquisitions and Dispositions.*

The Company periodically evaluates strategic alternatives with respect to each property and may revise the strategy from time to time, including the intent to hold the asset on a long-term basis or the timing of potential asset dispositions. For example, the Company may decide to sell property that is held for use, and the sale price may be less than the carrying amount. As a result, changes in strategy could result in impairment charges in future periods.

In addition to the impairments discussed above, the Company reduced the estimated net sales price of certain condominium units, including the remaining penthouse inventory, to better align the expected price with recent final sales prices, resulting in a loss of $2.3 million for the year ended December 31, 2021, and a loss of $7.6 million for the year ended December 31, 2020, included in Condominium rights and unit cost of sales.

The following table summarizes the pre-tax impacts of the items mentioned above on the Consolidated Statements of Operations for the years ended December 31, 2021, and 2020. There were no impairments in 2022.

| *thousands* | **Statements of Operations Line Item** | 2021 | 2020 |
|---|---|---|---|
| **Operating assets:** | | | |
| Outlet Collection at Riverwalk | Provision for impairment | $ — | $ 48,738 |
| Century Park | Provision for impairment | 13,068 | — |
| **Equity Investments:** | | | |
| 110 North Wacker | Equity in earnings (losses) from unconsolidated ventures | 17,673 | — |
| Mr. C Seaport | Equity in earnings (losses) from unconsolidated ventures | — | 6,000 |
| **Other Assets:** | | | |
| Condominium Inventory | Condominium rights and unit sales | 2,268 | 7,644 |

## 5. Other Assets and Liabilities

**Prepaid Expenses and Other Assets**  The following table summarizes the significant components of Prepaid expenses and other assets as of December 31:

| thousands | | 2022 | | 2021 |
|---|---|---|---|---|
| Special Improvement District receivable | $ | 64,091 | $ | 86,165 |
| Security, escrow and other deposits | | 48,578 | | 45,546 |
| In-place leases | | 39,696 | | 44,225 |
| Interest rate derivative assets | | 30,860 | | 1,257 |
| Intangibles | | 25,170 | | 29,752 |
| Condominium inventory | | 22,452 | | 57,507 |
| Prepaid expenses | | 18,806 | | 21,370 |
| Other | | 11,683 | | 6,617 |
| Tenant incentives and other receivables | | 8,252 | | 6,623 |
| TIF receivable | | 1,893 | | 855 |
| Food and beverage and lifestyle inventory | | 872 | | 1,039 |
| **Prepaid expenses and other assets, net** | $ | 272,353 | $ | 300,956 |

**Accounts Payable and Accrued Expenses**  The following table summarizes the significant components of Accounts payable and accrued expenses as of December 31:

| thousands | | 2022 | | 2021 |
|---|---|---|---|---|
| Condominium deposit liabilities | $ | 390,253 | $ | 368,997 |
| Construction payables | | 260,257 | | 284,384 |
| Deferred income | | 85,006 | | 71,902 |
| Accrued interest | | 49,156 | | 47,738 |
| Accrued real estate taxes | | 37,835 | | 26,965 |
| Accounts payable and accrued expenses | | 36,174 | | 72,828 |
| Accrued payroll and other employee liabilities | | 30,874 | | 29,648 |
| Other | | 28,856 | | 23,310 |
| Tenant and other deposits | | 26,100 | | 30,943 |
| Interest rate derivative liabilities | | — | | 26,452 |
| **Accounts payable and accrued expenses** | $ | 944,511 | $ | 983,167 |

## 6. Intangibles

The following table summarizes the Company's intangible assets and liabilities:

| thousands | As of December 31, 2022 | | | As of December 31, 2021 | | |
|---|---|---|---|---|---|---|
| | Gross Asset (Liability) | Accumulated (Amortization) / Accretion | Net Carrying Amount | Gross Asset (Liability) | Accumulated (Amortization) / Accretion | Net Carrying Amount |
| Intangible Assets: | | | | | | |
| Other intangibles (a) | $ 34,123 | $ (9,110) | $ 25,013 | $ 34,123 | $ (5,834) | $ 28,289 |
| Goodwill | — | — | — | 1,307 | — | 1,307 |
| Indefinite lived intangibles | 157 | — | 157 | 157 | — | 157 |
| Tenant leases: | | | | | | |
| In-place value | 57,087 | (17,391) | 39,696 | 63,249 | (19,024) | 44,225 |
| Above-market | 500 | (446) | 54 | 1,951 | (1,790) | 161 |
| Below-market | (4,255) | 3,512 | (743) | (4,729) | 3,539 | (1,190) |
| Total indefinite lived intangibles | | | $ 157 | | | $ 1,464 |
| Total amortizing intangibles | | | $ 64,020 | | | $ 71,485 |

(a)   Primarily associated with the Company's Las Vegas Aviators Triple-A professional baseball team

The tenant in-place, above-market and below-market lease intangible assets resulted from real estate acquisitions. The in-place value and above-market value of tenant leases are included in Prepaid expenses and other assets, net and are amortized over periods that approximate the related lease terms. The below-market tenant leases are included in Accounts payable and accrued expenses and are amortized over the remaining non-cancelable terms of the respective leases. See Note 5 - *Other Assets and Liabilities* for additional information regarding Prepaid expenses and other assets, net and Accounts payable and accrued expenses.

Net amortization and accretion expense for these intangible assets and liabilities was $7.5 million in 2022, $7.5 million in 2021 and $5.8 million in 2020.

Future net amortization and accretion expense is estimated for each of the five succeeding years as shown below:

| thousands | 2023 | 2024 | 2025 | 2026 | 2027 |
|---|---|---|---|---|---|
| Net amortization and accretion expense | $ 7,076 | $ 7,080 | $ 7,240 | $ 7,212 | $ 6,933 |

## 7. Mortgages, Notes and Loans Payable, Net

**Mortgages, Notes and Loans Payable**  Mortgages, notes and loans payable, net are summarized as follows:

| | December 31, | |
|---|---|---|
| thousands | 2022 | 2021 |
| **Fixed-rate debt** | | |
| Senior unsecured notes | $ 2,050,000 | $ 2,050,000 |
| Secured mortgages payable | 1,500,841 | 1,006,428 |
| Special Improvement District bonds | 59,777 | 69,131 |
| **Variable-rate debt (a)** | | |
| Secured Bridgeland Notes | 275,000 | 275,000 |
| Senior Secured Credit Facility | — | 316,656 |
| Secured mortgages payable | 916,570 | 922,201 |
| Unamortized deferred financing costs (b) | (55,005) | (48,259) |
| Mortgages, notes and loans payable, net | $ 4,747,183 | $ 4,591,157 |

(a)  The Company has entered into derivative instruments to manage a portion of the variable interest rate exposure. See Note 9 - *Derivative Instruments and Hedging Activities* for additional information.

(b)  Deferred financing costs are amortized to interest expense over the initial contractual term of the respective financing agreements using the effective interest method (or other methods which approximate the effective interest method).

As of December 31, 2022, land, buildings and equipment, developments and other collateral with an aggregate net book value of $4.4 billion have been pledged as collateral for HHC's debt obligations. HHC's senior notes totaling $2.1 billion and $87.6 million of Secured mortgages payable are recourse to the Company.

**Senior Unsecured Notes**  During 2020 and 2021, the Company issued $2.1 billion of aggregate principal of senior unsecured notes. These notes have fixed rates of interest that are payable semi-annually and are interest only until maturity. These debt obligations are redeemable prior to the maturity date subject to a "make-whole" premium which decreases annually until 2026 at which time the redemption make-whole premium is no longer applicable. The following table summarizes the Company's senior unsecured notes by issuance date:

| $ in thousands | Principal | Maturity Date | Interest Rate |
|---|---|---|---|
| August 2020 | $ 750,000 | August 2028 | 5.375% |
| February 2021 | 650,000 | February 2029 | 4.125% |
| February 2021 | 650,000 | February 2031 | 4.375% |
| Senior unsecured notes | $ 2,050,000 | | |

**Secured Mortgages Payable**  The Company's outstanding mortgages are collateralized by certain of the Company's real estate assets. Certain of the Company's loans contain provisions that grant the lender a security interest in the operating cash flow of the property that represents the collateral for the loan. Certain mortgage notes may be prepaid subject to a prepayment penalty equal to a yield maintenance premium, defeasance, or a percentage of the loan balance. Construction loans related to the Company's development properties are generally variable-rate, interest-only, and have maturities of 5 years or less. Debt obligations related to the Company's operating properties generally require monthly installments of principal and interest over its contractual life.

The following table summarizes the Company's Secured mortgages payable:

| | December 31, 2022 | | | | December 31, 2021 | | | |
|---|---|---|---|---|---|---|---|---|
| $ in thousands | Principal | Range of Interest Rates | Weighted-average Interest Rate | Weighted-average Years to Maturity | Principal | Range of Interest Rates | Weighted-average Interest Rate | Weighted-average Years to Maturity |
| Fixed rate (a) | $ 1,500,841 | 3.13% - 7.67% | 4.39 % | 7.4 | $ 1,006,428 | 3.13% - 4.92% | 3.92 % | 8.7 |
| Variable rate (b) | 916,570 | 6.05% - 9.39% | 7.36 % | 2.6 | 922,201 | 1.70% - 5.10% | 2.99 % | 1.9 |
| Secured mortgages payable | $ 2,417,411 | 3.13% - 9.39% | 5.51 % | 5.6 | $ 1,928,629 | 1.70% - 5.10% | 3.48 % | 5.5 |

(a)  Interest rates presented are based upon the coupon rates of the Company's fixed-rate debt obligations.

(b)  Interest rates presented are based on the applicable reference interest rates as of December 31, 2022 and 2021, excluding the effects of interest rate derivatives.

The Company has entered into derivative instruments to manage a portion of the Company's variable interest rate exposure. The weighted-average interest rate of the Company's variable-rate mortgages payable, inclusive of interest rate hedges, was 5.91% as of December 31, 2022, and 3.71% as of December 31, 2021. See Note 9 - *Derivative Instruments and Hedging Activities* for additional information.

The Company's secured mortgages mature over various terms through December 2039. On certain of its debt obligations, the Company has the option to exercise extension options, subject to certain terms, which may include minimum debt service coverage, minimum occupancy levels or condominium sales levels, as applicable, and other performance criteria. In certain cases, due to property performance not meeting identified covenants, the Company may be required to pay down a portion of the loan to exercise the extension option.

During 2022, the Company's mortgage activity included new borrowings of $899.2 million (excluding undrawn amounts on new construction loans), draws on existing mortgages of $336.7 million, and repayments of $790.7 million. As of December 31, 2022, the Company's secured mortgage loans had $934.1 million of undrawn lender commitment available to be drawn for property development, subject to certain restrictions.

**Special Improvement District Bonds**  The Summerlin MPC uses SID bonds to finance certain common infrastructure improvements. These bonds are issued by the municipalities and are secured by the assessments on the land. The majority of proceeds from each bond issued is held in a construction escrow and disbursed to the Company as infrastructure projects are completed, inspected by the municipalities and approved for reimbursement. Accordingly, the SID bonds have been classified as debt, and the Summerlin MPC pays the debt service on the bonds semi-annually. As Summerlin sells land, the buyers assume a proportionate share of the bond obligation at closing, and the residential sales contracts provide for the reimbursement of the principal amounts that the Company previously paid with respect to such proportionate share of the bond. These bonds bear interest at fixed rates ranging from 4.13% to 6.05% with maturities ranging from 2025 to 2051 as of December 31, 2022, and fixed rates ranging from 4.00% to 6.05% with maturities ranging from 2025 to 2051 as of December 31, 2021. For the year ended December 31, 2022, obligations of $7.8 million were assumed by buyers and no SID bonds were issued.

**Secured Bridgeland Notes**  In September 2021, the Company closed on a $275.0 million financing with maturity in 2026. This financing is secured by MUD receivables and land in Bridgeland. The loan required a $27.5 million fully refundable deposit and has a net effective interest rate of 6.60%, based on the Secured Overnight Financing Rate (SOFR) of 4.30% at December 31, 2022. In December 2022, the borrowing capacity of this obligation was expanded from $275.0 million to $475.0 million, resulting in available capacity of $200.0 million as of December 31, 2022.

**Senior Secured Credit Facility**  In 2018, the Company entered into a $700.0 million loan agreement, which provided for a $615.0 million term loan (the Term Loan) and an $85.0 million revolver loan (the Revolver Loan and together with the Term Loan, the Senior Secured Credit Facility). There were no outstanding borrowings under the Revolver Loan in 2022. In the fourth quarter of 2022, the Company fully repaid the outstanding borrowings under the Term Loan and retired the Senior Secured Credit Facility. Prior to the repayment, any outstanding balances were swapped to a fixed interest rate of 4.61%.

**Debt Compliance**  As of December 31, 2022, the Company was in compliance with all debt covenants with the exception of the debt service coverage ratios for three property-level debt instruments. As a result, the excess net cash flow after debt service from the underlying properties became restricted. While the restricted cash could not be used for general corporate purposes, it could be used to fund operations of the underlying assets and did not have a material impact on the Company's liquidity or its ability to operate these assets.

**Scheduled Maturities**  The following table summarizes the contractual obligations relating to the Company's mortgages, notes and loans payable as of December 31, 2022:

| thousands | Mortgages, notes and loans payable principal payments |
|---|---|
| 2023 | $ 166,062 |
| 2024 | 62,150 |
| 2025 | 386,314 |
| 2026 | 556,475 |
| 2027 | 298,458 |
| Thereafter | 3,332,729 |
| Total principal payments | 4,802,188 |
| Unamortized deferred financing costs | (55,005) |
| Mortgages, notes and loans payable | $ 4,747,183 |

## 8. Fair Value

ASC 820, *Fair Value Measurement*, emphasizes that fair value is a market-based measurement that should be determined using assumptions market participants would use in pricing an asset or liability. The standard establishes a hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring assets or liabilities at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the asset or liability. Assets or liabilities with readily available active quoted prices, or for which fair value can be measured from actively quoted prices, generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

The following table presents the fair value measurement hierarchy levels required under ASC 820 for the Company's liabilities that are measured at fair value on a recurring basis:

| | December 31, 2022 | | | | December 31, 2021 | | | |
| | Fair Value Measurements Using | | | | Fair Value Measurements Using | | | |
| thousands | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|---|---|---|---|
| Assets: | | | | | | | | |
| Interest rate derivative assets | $30,860 | $ — | $ 30,860 | $ — | $ 1,257 | $ — | $ 1,257 | $ — |
| Liabilities: | | | | | | | | |
| Interest rate derivative liabilities | $ — | $ — | $ — | $ — | $26,452 | $ — | $ 26,452 | $ — |

The fair values of interest rate derivatives are determined using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of future interest rates derived from observable market interest rate curves.

The estimated fair values of the Company's financial instruments that are not measured at fair value on a recurring basis are as follows:

| thousands | Fair Value Hierarchy | December 31, 2022 | | December 31, 2021 | |
|---|---|---|---|---|---|
| | | Carrying Amount | Estimated Fair Value | Carrying Amount | Estimated Fair Value |
| Assets: | | | | | |
| Cash and Restricted cash | Level 1 | $ 1,098,937 | $ 1,098,937 | $ 1,216,637 | $ 1,216,637 |
| Accounts receivable, net (a) | Level 3 | 103,437 | 103,437 | 86,388 | 86,388 |
| Notes receivable, net (b) | Level 3 | 3,339 | 3,339 | 7,561 | 7,561 |
| Liabilities: | | | | | |
| Fixed-rate debt (c) | Level 2 | 3,610,618 | 3,298,859 | 3,125,559 | 3,186,139 |
| Variable-rate debt (c) | Level 2 | 1,191,570 | 1,191,570 | 1,513,857 | 1,513,857 |

(a) Accounts receivable, net is shown net of an allowance of $8.9 million at December 31, 2022, and $16.5 million at December 31, 2021. Refer to Note 1 - *Summary of Significant Accounting Policies* for additional information on the allowance.

(b) Notes receivable, net is shown net of an allowance of $0.1 million at December 31, 2022, and $0.2 million at December 31, 2021.

(c) Excludes related unamortized financing costs.

The carrying amounts of Cash and Restricted cash, Accounts receivable, net and Notes receivable, net approximate fair value because of the short-term maturity of these instruments.

The fair value of the Company's Senior Notes, included in fixed-rate debt in the table above, is based upon the trade price closest to the end of the period presented. The fair value of other fixed-rate debt in the table above was estimated based on a discounted future cash payment model, which includes risk premiums and risk-free rates derived from the current LIBOR or U.S. Treasury obligation interest rates. Refer to Note 7 - *Mortgages, Notes and Loans Payable, Net* for additional information. The discount rates reflect the Company's judgment as to what the approximate current lending rates for loans or groups of loans with similar maturities and credit quality would be if credit markets were operating efficiently and assuming that the debt is outstanding through maturity.

The carrying amounts for the Company's variable-rate debt approximate fair value given that the interest rates are variable and adjust with current market rates for instruments with similar risks and maturities.

The below table includes a non-financial asset that was measured at fair value on a non-recurring basis resulting in the property being impaired:

| thousands | Segment | Total Fair Value Measurement | Fair Value Measurements Using | | |
|---|---|---|---|---|---|
| | | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| **2021** | | | | | |
| Century Park (a) | Strategic Developments | $ 32,000 | $ — | $ — | $ 32,000 |

(a) The fair value was measured using weighted income and market valuation techniques as of the impairment date in the second quarter of 2021. Refer to Note 4 - *Impairment* for additional information.

## 9. Derivative Instruments and Hedging Activities

The Company is exposed to interest rate risk related to its variable interest rate debt, and it manages this risk by utilizing interest rate derivatives. The Company uses interest rate swaps and caps to add stability to interest costs by reducing the Company's exposure to interest rate movements. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company's fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate caps designated as cash flow hedges involve the receipt of variable amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium. Certain of the Company's interest rate caps are not currently designated as hedges, and therefore, any gains or losses are recognized in current-period earnings within Interest expense on the Consolidated Statements of Operations. These derivatives are recorded on a gross basis at fair value on the balance sheet.

Assessments of hedge effectiveness are performed quarterly using regression analysis. The change in the fair value of derivatives designated and qualifying as cash flow hedges is recorded in Accumulated other comprehensive income (loss) (AOCI) and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings within the same income statement line item being hedged. Derivatives accounted for as cash flow hedges are classified in the same category in the Consolidated Statements of Cash Flows as the items being hedged. Gains and losses from derivative financial instruments are reported in Cash provided by (used in) operating activities within the Consolidated Statements of Cash Flows.

The Company is exposed to credit risk in the event of non-performance by its derivative counterparties. To mitigate its credit risk, the Company reviews the creditworthiness of counterparties and enters into agreements with those that are considered credit-worthy, such as large financial institutions with favorable credit ratings. There were no derivative counterparty defaults as of December 31, 2022 and 2021.

If the derivative contracts are terminated prior to their maturity, the amounts previously recorded in AOCI are recognized in earnings over the period that the hedged transaction impacts earnings. During the years ended December 31, 2022 and 2021, there were no termination events. During the year ended December 31, 2022, the Company recorded an immaterial reduction in Interest expense related to the amortization of a previously terminated swap.

Amounts reported in AOCI related to derivatives will be reclassified to Interest expense as interest payments are made on the Company's variable-rate debt. Over the next 12 months, HHC estimates that $13.3 million of net gain will be reclassified to Interest expense including amounts related to the amortization of terminated swaps.

The following table summarizes certain terms of the Company's derivative contracts. The Company reports derivative assets in Prepaid expenses and other assets, net and derivative liabilities in Accounts payable and accrued expenses.

| thousands | Notional Amount | Fixed Interest Rate (a) | Effective Date | Maturity Date | Fair Value Asset (Liability) December 31, 2022 | Fair Value Asset (Liability) December 31, 2021 |
|---|---|---|---|---|---|---|
| **Derivative instruments not designated as hedging instruments: (b)** | | | | | | |
| Interest rate cap | 285,000 | 2.00% | 3/12/2021 | 9/15/2023 | $ 5,748 | $ 300 |
| Interest rate cap | 83,200 | 2.00% | 3/12/2021 | 9/15/2023 | 1,677 | 87 |
| Interest rate cap | 75,000 | 2.50% | 10/12/2021 | 9/29/2025 | 3,791 | 485 |
| Interest rate cap | 59,500 | 2.50% | 10/12/2021 | 9/29/2025 | 3,007 | 385 |
| | | | | | | |
| **Derivative instruments designated as hedging instruments:** | | | | | | |
| Interest rate swap | 615,000 | 2.96% | 9/21/2018 | 9/18/2023 | $ 8,262 | $ (23,477) |
| Interest rate swap | 200,000 | 3.69% | 1/3/2023 | 1/1/2027 | 978 | — |
| Interest rate cap | 127,000 | 5.50% | 11/10/2022 | 11/7/2024 | 378 | — |
| Interest rate cap | 75,000 | 5.00% | 12/22/2022 | 12/21/2025 | 655 | — |
| Interest rate swap | 40,800 | 1.68% | 3/1/2022 | 2/18/2027 | 3,321 | — |
| Interest rate swap | 35,296 | 4.89% | 11/1/2019 | 1/1/2032 | 3,043 | (2,975) |
| **Total fair value derivative assets** | | | | | $ 30,860 | $ 1,257 |
| **Total fair value derivative liabilities** | | | | | — | (26,452) |
| **Total fair value derivatives asset (liability), net** | | | | | $ 30,860 | $ (25,195) |

(a)   These rates represent the swap rate and cap strike rate on HHC's interest rate swaps and caps.
(b)   Interest income related to these contracts was $13.0 million for the year ended December 31, 2022, and was not material in 2021.

The tables below present the effect of the Company's derivative financial instruments on the Consolidated Statements of Operations for the years ended December 31:

| Derivatives in Cash Flow Hedging Relationships | Amount of Gain (Loss) Recognized in AOCI on Derivatives | | |
|---|---|---|---|
| *thousands* | 2022 | 2021 | 2020 |
| Interest rate derivatives | $ 25,657 | $ 5,300 | $ (34,906) |

| Location of Gain (Loss) Reclassified from AOCI into Statements of Operations | Amount of Gain (Loss) Reclassified from AOCI into Statements of Operations | | |
|---|---|---|---|
| *thousands* | 2022 | 2021 | 2020 |
| Interest expense | $ (6,041) | $ (12,660) | $ (11,836) |

**Credit-risk-related Contingent Features** The Company has agreements with certain derivative counterparties that contain a provision where if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations. The Company also has agreements with certain derivative counterparties that contain a provision where the Company could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the Company's default on the indebtedness. None of the Company's derivatives which contain credit-risk-related features were in a net liability position as of December 31, 2022.

# 10. Commitments and Contingencies

**Litigation** In the normal course of business, from time to time, the Company is involved in legal proceedings relating to the ownership and operations of its properties. In management's opinion, the liabilities, if any, that may ultimately result from normal course of business legal actions are not expected to have a material effect on the Company's consolidated financial position, results of operations or liquidity.

On June 14, 2018, the Company was served with a petition involving approximately 500 individuals or entities who claim that their properties, located in the Timarron Park neighborhood of The Woodlands, were damaged by flood waters that resulted from the unprecedented rainfall that occurred throughout Harris County and surrounding areas during Hurricane Harvey in August 2017. The complaint was filed in State Court in Harris County of the State of Texas. In general, the plaintiffs allege negligence in the development of Timarron Park and violations of Texas' Deceptive Trade Practices Act and name as defendants The Howard Hughes Corporation, The Woodlands Land Development Company and two unaffiliated parties involved in the planning and engineering of Timarron Park. The plaintiffs are seeking restitution for damages to their property and diminution of their property values. On August 9, 2022, the Court granted the Company's summary judgment motions and dismissed the plaintiffs' claims. On September 8, 2022, the plaintiffs filed a motion for a new trial. On October 21, 2022, the Court denied the motion for a new trial. On November 7, 2022, the Plaintiffs filed their notice of appeal. The Company will continue to vigorously defend the matter as it believes that these claims are without merit and that it has substantial legal and factual defenses to the claims and allegations contained in the complaint. Based upon the present status of this matter, the Company does not believe it is probable that a loss will be incurred. Accordingly, the Company has not recorded a charge as a result of this action.

The Company entered into a settlement agreement with the Waiea homeowners association related to certain construction defects at the condominium tower. Pursuant to the settlement agreement, the Company will pay for the repair of the defects. The Company believes that the general contractor is ultimately responsible for the defects and expects to recover all the repair costs from the general contractor, other responsible parties and insurance proceeds; however, the Company can provide no assurances that all or any portion of the costs will be recovered. The Company recorded total expenses of $99.2 million for the estimated repair costs related to this matter during 2020, with an additional $21.0 million charged during 2021, and $2.7 million charged during 2022. These amounts were included in Condominium rights and unit cost of sales in the accompanying Consolidated Statements of Operations. As of December 31, 2022, a total of $35.2 million remains in Construction payables for the estimated repair costs related to this matter, which is included in Accounts payable and accrued expenses in the accompanying Consolidated Balance Sheets.

**250 Water Street**  In 2021, the Company received the necessary approvals for its 250 Water Street development project, which includes a mixed-use development with affordable and market-rate apartments, community-oriented spaces and office space. In May 2021, the Company received approval from the New York City Landmarks Preservation Commission (LPC) on its proposed design for the 250 Water Street site. The Company received final approvals in December 2021 through the New York City Uniform Land Use Review Procedure known as ULURP, which allowed the necessary transfer of development rights to the parking lot site. The Company began initial foundation and voluntary site remediation work in the second quarter of 2022.

The Company has prevailed in various lawsuits filed in 2021 and 2022 challenging the zoning and development approvals in order to prevent construction of this project. In September 2021, the New York State Supreme Court dismissed on procedural grounds a lawsuit challenging the LPC approval. In February 2022, an additional lawsuit was filed in New York State Supreme Court by opponents of the project challenging the land use approvals for 250 Water Street previously granted to the Company under the ULURP, and in August 2022 the Court ruled in the Company's favor, denying all claims of the petitioners. The same petitioners subsequently filed a request to reargue and renew the case, which the Court rejected in January 2023.

A separate lawsuit was filed in July 2022 again challenging the Landmarks Preservation Commission approval. In January 2023, a Court ruled in favor of the petitioners vacating the Certificate of Appropriateness (COA) issued by the LPC, and ordered construction to cease at 250 Water Street, absent further court order. The Company immediately appealed this decision. On January 19, 2023, an appellate court judge granted an interim stay of the trial court's order, that allowed construction work, which resumed in February 2023, to continue unabated pending a full hearing by the Appellate Division on February 27, 2023. Although it is not possible to predict with certainty the outcome of the appeal, the Company believes that it has substantial legal and factual defenses to overturn on appeal the trial court's verdict. The lawsuit is not seeking monetary damages as the petitioners are seeking to enjoin the Company from moving forward with the development of 250 Water Street. Because the Company believes that a potential loss is not probable or estimable, it has not recorded any reserves or contingencies related to this legal matter.

**Letters of Credit and Surety Bonds**  As of December 31, 2022, the Company had outstanding letters of credit totaling $2.1 million and surety bonds totaling $346.3 million. As of December 31, 2021, the Company had outstanding letters of credit totaling $5.1 million and surety bonds totaling $331.0 million. These letters of credit and bonds were issued primarily in connection with insurance requirements, special real estate assessments and construction obligations.

**Operating Leases**  The Company leases land or buildings at certain properties from third parties, which are recorded in Operating lease right-of-use assets, net and Operating lease obligations on the Consolidated Balance Sheets. See Note 17 - *Leases* for further discussion. Contractual rental expense, including participation rent, was $5.6 million for the year ended December 31, 2022, $7.2 million for the year ended December 31, 2021, and $7.2 million for the year ended December 31, 2020. The amortization of above and below-market ground leases and straight-line rents included in the contractual rent amount was not significant.

**Guarantee Agreements**  In October 2022, Floreo, the Company's 50% owned joint venture in Teravalis, closed on a $165 million bond financing with Mizuho Capital Markets, LLC (Mizuho), and at initial closing, borrowed $57.5 million. A wholly owned subsidiary of the Company (HHC Member) provided a guarantee for the bond in the form of a collateral maintenance commitment under which it will post refundable cash collateral if the Loan-to-Value (LTV) ratio exceeds 50%. A separate wholly owned subsidiary of the Company also provided a backstop guarantee of up to $50 million of the cash collateral commitment in the event HHC Member fails to make necessary payments when due. The cash collateral becomes nonrefundable if Floreo defaults on the bond obligation. The Company received a fee of $5.0 million in exchange for providing this guarantee, which was recognized in Accounts payable and accrued expenses on the Consolidated Balance Sheets as of December 31, 2022. This liability amount will be recognized in Other income (loss), net in a manner that corresponds to the bond repayment by Floreo. The Company's maximum exposure under this guarantee is equal to the cash collateral that the Company may be obligated to post. As of December 31, 2022, the Company has not posted any cash collateral. Given the existence of other collateral including the undeveloped land owned by Floreo, the entity's extensive and discretionary development plan and its eligibility for reimbursement of a significant part of the development costs from the Community Facility District in Arizona, the Company does not expect to have to post collateral.

In conjunction with the execution of the ground lease for the Seaport, the Company executed a completion guarantee for the core and shell construction of the Tin Building. The core and shell construction was completed in the fourth quarter of 2021, and the remainder of construction was completed in the third quarter of 2022. The Company received the necessary approvals from the New York City Economic Development Corporation to relinquish the guarantee in early 2023.

The Company's wholly owned subsidiaries agreed to complete defined public improvements and to indemnify Howard County, Maryland, for certain matters as part of the Downtown Columbia Redevelopment District TIF bonds. To the extent that increases in taxes do not cover debt service payments on the TIF bonds, the Company's wholly owned subsidiary is obligated to pay special taxes. Management has concluded that, as of December 31, 2022, any obligations to pay special taxes are not probable.

As part of the Company's development permits with the Hawai'i Community Development Authority for the condominium towers at Ward Village, the Company entered into a guarantee whereby it is required to reserve 20% of the residential units for local residents who meet certain maximum income and net worth requirements. This guarantee, which is triggered once the necessary permits are granted and construction commences, was satisfied for Waiea, Anaha and Ae'o, with the opening of Ke Kilohana, which is a workforce tower fully earmarked to fulfill this obligation for the first four towers. The reserved units for 'A'ali'i tower are included in the 'A'ali'i tower. Units for Kō'ula, Victoria Place, and The Park Ward Village will be satisfied with the construction of Ulana Ward Village, which is a second workforce tower fully earmarked to fulfill the remaining reserved housing guarantee in the community. Ulana Ward Village began construction in early 2023. The Company expects reserved housing towers to be delivered on a break-even basis.

The Company evaluates the likelihood of future performance under these guarantees and, as of December 31, 2022, and 2021, there were no events requiring financial performance under these guarantees.

## 11. Stock-Based Compensation Plans

On May 14, 2020, the Company's shareholders approved The Howard Hughes Corporation 2020 Equity Incentive Plan (the 2020 Equity Plan). Pursuant to the 2020 Equity Plan, 1,350,000 shares of the Company's common stock were reserved for issuance. The 2020 Equity Plan provides for grants of options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards (collectively, the Awards). Employees, directors and consultants of the Company are eligible for Awards. The 2020 Equity Incentive Plan is administered by the Compensation Committee of the Board of Directors.

Prior to the adoption of the 2020 Equity Plan, equity awards were issued under The Howard Hughes Corporation Amended and Restated 2010 Equity Incentive Plan (the 2010 Equity Plan). The adoption of the 2020 Equity Plan did not impact the administration of Awards issued under the 2010 Equity Plan but following adoption of the 2020 Equity Plan, equity awards will no longer be granted under the 2010 Equity Plan.

As of December 31, 2022, there were a maximum of 948,606 shares available for future grants under the Company's 2020 Equity Plan.

The following summarizes stock-based compensation expense, net of amounts capitalized to development projects, for the years ended December 31:

| thousands | | 2022 | | 2021 | | 2020 |
|---|---|---|---|---|---|---|
| Stock Options (a)(b) | $ | 250 | $ | 227 | $ | (1,892) |
| Restricted Stock (c) | | 6,860 | | 7,332 | | 6,520 |
| Pre-tax stock-based compensation expense | $ | 7,110 | $ | 7,559 | $ | 4,628 |
| Income tax benefit | $ | 636 | $ | 882 | $ | 167 |

(a)  Amounts shown are net of an immaterial amount capitalized to development projects in 2022, $0.1 million capitalized to development projects in 2021 and $0.2 million capitalized to development projects in 2020.

(b)  The credit position for the year ended December 31, 2020, was due to significant forfeitures which exceeded the expense.

(c)  Amounts shown are net of $4.8 million capitalized to development projects in 2022, $2.2 million capitalized to development projects in 2021 and $0.9 million capitalized to development projects in 2020.

**Stock Options**  The following table summarizes stock option activity:

| | Stock Options | | Weighted-average Exercise Price | Weighted-average Remaining Contractual Term (years) | Aggregate Intrinsic Value |
|---|---|---|---|---|---|
| Stock options outstanding at December 31, 2021 | 270,487 | $ | 112.61 | | |
| Granted | 13,000 | $ | 65.99 | | |
| Exercised (a) | (4,500) | | 68.61 | | |
| Forfeited | (11,900) | | 126.67 | | |
| Expired | (8,100) | | 118.70 | | |
| Stock options outstanding at December 31, 2022 | 258,987 | $ | 110.20 | 4.2 | $ 240,858 |
| | | | | | |
| Stock options vested and expected to vest at December 31, 2022 | 257,062 | $ | 110.45 | 4.2 | $ 231,823 |
| Stock options exercisable at December 31, 2022 | 179,150 | $ | 118.90 | 2.8 | $ — |

(a)  The total intrinsic value of stock options exercised was $0.1 million during 2022, $2.6 million during 2021, and $2.4 million during 2020, based on the difference between the market price at the exercise date and the exercise price.

Cash received from stock option exercises was $0.3 million in 2022, $4.1 million in 2021, and $4.6 million in 2020. The tax benefit from these exercises was immaterial.

The fair value of stock option awards is determined using the Black-Scholes option-pricing model with the following assumptions:
  – *Expected life*—Based on the average of the time to vesting and full term of an option
  – *Risk-free interest rates*—Based on the U.S. Treasury rate over the expected life of an option
  – *Expected volatility*—Based on the average of implied and historical volatilities as of each of the grant dates

The fair value on the grant date and the significant assumptions used in the Black-Scholes option-pricing model are as follows:

| | 2022 | | 2021 | | 2020 |
|---|---|---|---|---|---|
| Weighted-average grant date fair value | $ 37.70 | $ | 41.52 | $ | 32.10 |
| Assumptions | | | | | |
| Expected life of options (in years) | 7.5 | | 7.5 | | 7.5 |
| Risk-free interest rate | 3.4 % | | 1.2 % | | 0.7 % |
| Expected volatility | 50.3 % | | 36.5 % | | 40.4 % |
| Expected annual dividend per share | — | | — | | — |

Generally, options granted vest over requisite service periods, expire ten years after the grant date and generally do not become exercisable until their restrictions on exercise lapse after the five-year anniversary of the grant date.

The balance of unamortized stock option expense as of December 31, 2022, is $1.4 million, which is expected to be recognized over a weighted-average period of 3.3 years.

**Restricted Stock**  Restricted stock awards issued under the 2020 Equity Plan provide that shares awarded may not be sold or otherwise transferred until restrictions have lapsed as established by the Committee. In addition to the granting of restricted stock to certain members of management, the Company awards restricted stock to non-employee directors as part of their annual retainer. The management awards generally vest over a range of three to five years, and the restriction on the non-employee director shares generally lapses on the date of the Company's following annual meeting of shareholders, or June 1[st] of the year following the award year, whichever is earlier, in each case generally subject to continued service.

The following table summarizes restricted stock activity:

| | Restricted Stock | Weighted-average Grant Date Fair Value | |
|---|---|---|---|
| Restricted stock outstanding at December 31, 2021 | 405,966 | $ | 72.20 |
| Granted | 154,599 | | 88.19 |
| Vested | (101,000) | | 103.48 |
| Forfeited | (106,102) | | 55.96 |
| Restricted stock outstanding at December 31, 2022 | 353,463 | $ | 75.14 |

The grant date fair value of restricted stock is based on the closing sales price of common stock on the grant date. For restricted stock awards that vest based on shareholder returns, the grant date fair values are calculated using a Monte-Carlo approach which simulates the Company's stock price on the corresponding vesting dates and are reflected at the target level of performance in the table above.

The weighted-average grant-date fair value per share of restricted stock granted was $83.91 during 2021 and $71.48 during 2020. The fair value of restricted stock that vested was $8.0 million during 2022, $6.9 million during 2021, and $5.6 million during 2020, based on the market price at the vesting date.

The balance of unamortized restricted stock expense as of December 31, 2022, was $16.2 million, which is expected to be recognized over a weighted-average period of 2.2 years.

## 12. Income Taxes

Deferred income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities using enacted tax rates currently in effect. Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards.

The following summarizes income tax expense (benefit) for the years ended December 31:

| thousands | 2022 | 2021 | 2020 |
|---|---|---|---|
| Current | $ 18,478 | $ 4,797 | $ 826 |
| Deferred | 42,022 | 10,356 | 10,827 |
| Total | $ 60,500 | $ 15,153 | $ 11,653 |

Reconciliation of the Income tax expense (benefit) if computed at the U.S. federal statutory income tax rate to the Company's reported Income tax expense (benefit) for the years ended December 31 is as follows:

| thousands except percentages | 2022 | 2021 | 2020 |
|---|---|---|---|
| Income (loss) before income taxes | $ 245,136 | $ 64,077 | $ 8,480 |
| U.S. federal statutory tax rate | 21.0 % | 21.0 % | 21.0 % |
| Tax computed at the U.S. federal statutory rate | $ 51,479 | $ 13,456 | $ 1,781 |
| Increase (decrease) in valuation allowance, net | 1,065 | 2,378 | 11,822 |
| State income tax expense (benefit), net of federal income tax | 5,483 | (3,182) | (2,608) |
| Tax expense (benefit) from other change in rates, prior period adjustments and other permanent differences | 315 | (181) | 2,271 |
| Tax expense on compensation disallowance | 2,180 | 1,570 | 1,553 |
| Net (income) loss attributable to noncontrolling interests (a) | (22) | 1,507 | (4,826) |
| Tax expense (benefit) on tax credits | — | (395) | 1,660 |
| Income tax expense (benefit) | $ 60,500 | $ 15,153 | $ 11,653 |
| Effective tax rate | 24.7 % | 23.6 % | 137.4 % |

(a) The Company deconsolidated 110 North Wacker in the third quarter of 2020. Refer to Note 2 - *Investments in Unconsolidated Ventures* for additional information.

As of December 31, 2022, the amounts and expiration dates of operating loss carryforwards for tax purposes are as follows:

| thousands | Amount |
|---|---|
| Net operating loss carryforwards - Federal (a) | $ 132,736 |
| Net operating loss carryforwards - State (b) | 606,681 |

(a) Federal net operating loss carryforwards have an indefinite carryforward period.
(b) State net operating loss carryforwards of $279.5 million have an indefinite carryforward period. The remaining $327.2 million of carryforwards have varying carryforward periods through 2042. A valuation allowance has been recorded against the deferred tax benefit related to a majority of the state net operating loss carryforwards.

The following summarizes tax effects of temporary differences and carryforwards included in the net deferred tax liabilities as of December 31:

| thousands | 2022 | 2021 |
|---|---|---|
| Deferred tax assets: | | |
| Operating and Strategic Developments properties, primarily differences in basis of assets and liabilities | $ 24,141 | $ — |
| Operating loss and tax carryforwards | 65,829 | 119,884 |
| Total deferred tax assets | 89,970 | 119,884 |
| Valuation allowance | (39,478) | (40,477) |
| Total net deferred tax assets | $ 50,492 | $ 79,407 |
| Deferred tax liabilities: | | |
| Property associated with MPCs, primarily differences in the tax basis of land assets and treatment of interest and other costs | $ (214,045) | $ (176,904) |
| Operating and Strategic Developments properties, primarily differences in basis of assets and liabilities | — | (27,364) |
| Deferred income | (90,783) | (79,976) |
| Total deferred tax liabilities | (304,828) | (284,244) |
| Total net deferred tax liabilities | $ (254,336) | $ (204,837) |

The deferred tax liability associated with the Company's MPCs is largely attributable to the difference between the basis and value determined as of the date of the acquisition by its predecessors adjusted for sales that have occurred since that time. The recognition of these deferred tax liabilities is dependent upon the timing and sales price of future land sales and the method of accounting used for income tax purposes. The deferred tax liability related to deferred income represents the difference between the income tax method of accounting and the financial statement method of accounting for prior sales of land in the Company's MPCs.

Generally, the Company is currently open to audit under the statute of limitations by the Internal Revenue Service as well as state taxing authorities for the years ended December 31, 2019 through 2022. In the Company's opinion, it has made adequate tax provisions for years subject to examination. However, the final determination of tax examinations and any related litigation could be different from what was reported on the returns.

The Company applies the generally accepted accounting principle related to accounting for uncertainty in income taxes, which prescribes a recognition threshold that a tax position is required to meet before recognition in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues.

The Company recognizes and reports interest and penalties related to unrecognized tax benefits, if applicable, within the provision for income tax expense. The Company had no unrecognized tax benefits for the years ended December 31, 2022, 2021 or 2020, and therefore did not recognize any interest expense or penalties on unrecognized tax benefits.

## 13. Warrants

On October 7, 2016, the Company entered into a warrant agreement with David R. O'Reilly, (O'Reilly Warrant) prior to his appointment to his previous position of Chief Financial Officer. Upon exercise of the warrant, Mr. O'Reilly could acquire 50,125 shares of common stock at an exercise price of $112.08 per share. The O'Reilly Warrant was issued at fair value in exchange for a $1.0 million payment in cash from Mr. O'Reilly. The O'Reilly Warrant became exercisable on April 6, 2022, and expired on October 2, 2022, without being exercised.

On June 16, 2017, and October 4, 2017, the Company entered into warrant agreements with its Chief Executive Officer, David R. Weinreb, (Weinreb Warrant) and President, Grant Herlitz, (Herlitz Warrant) to acquire 1,965,409 shares and 87,951 shares of common stock for the purchase price of $50.0 million and $2.0 million, respectively. The Weinreb Warrant would have become exercisable on June 15, 2022, at an exercise price of $124.64 per share, and the Herlitz Warrant would have become exercisable on October 3, 2022, at an exercise price of $117.01 per share, subject in each case to earlier exercise upon certain change in control, separation and termination provisions. The Weinreb Warrant expires June 15, 2023, and the Herlitz Warrant expires October 3, 2023. The purchase prices paid by the respective executives for the O'Reilly Warrant, the Weinreb Warrant and the Herlitz Warrant, which qualify as equity instruments, were credited to Additional paid-in capital.

On October 21, 2019, Mr. Weinreb and Mr. Herlitz stepped down from their roles as Chief Executive Officer and President of the Company, respectively. The Company and each of Mr. Weinreb and Mr. Herlitz have agreed to treat their terminations of employment as terminations without cause under their respective employment and warrant agreements with the Company. Thus, effective October 21, 2019, the Weinreb Warrant and Herlitz Warrant became exercisable by the terms of their respective warrant agreements in connection with their respective terminations of employment. The warrant expiration dates remain unchanged. Neither of these warrants have been exercised as of December 31, 2022.

## 14. Accumulated Other Comprehensive Income (Loss)

The following tables summarize changes in AOCI by component, all of which are presented net of tax:

| *thousands* | |
|---|---:|
| **Balance as of December 31, 2019** | $ (29,372) |
| Other comprehensive income (loss) before reclassifications | (34,906) |
| (Gain) loss reclassified from accumulated other comprehensive loss to net income | 11,836 |
| Pension adjustment | (84) |
| Share of investee's other comprehensive income | 1,002 |
| Deconsolidation of 110 North Wacker | 12,934 |
| Net current-period other comprehensive income (loss) | (9,218) |
| **Balance at December 31, 2020** | $ (38,590) |
| Other comprehensive income (loss) before reclassifications | 5,300 |
| (Gain) loss reclassified from accumulated other comprehensive loss to net income | 12,660 |
| Pension adjustment | 452 |
| Share of investee's other comprehensive income | 5,721 |
| Net current-period other comprehensive income (loss) | 24,133 |
| **Balance at December 31, 2021** | $ (14,457) |
| Other comprehensive income (loss) before reclassifications | 25,657 |
| (Gain) loss reclassified from accumulated other comprehensive loss to net income | 6,041 |
| Pension adjustment | (183) |
| Reclassification of the Company's share of previously deferred derivative gains to net income (a) | (6,723) |
| Net current-period other comprehensive income (loss) | 24,792 |
| **Balance at December 31, 2022** | $ 10,335 |

(a) In March 2022, the Company completed the sale of its ownership interest in 110 North Wacker and released a net of $6.7 million from Accumulated other comprehensive income (loss), representing the Company's $8.6 million share of previously deferred gains associated with the Venture's derivative instruments net of tax expense of $1.9 million. See Note 2 - *Investments in Unconsolidated Ventures* for additional information.

The following table summarizes the amounts reclassified out of AOCI:

| Accumulated Other Comprehensive Income (Loss) Components _thousands_ | Amounts reclassified from Accumulated other comprehensive income (loss) For the Year Ended | | Affected line items in the Statements of Operations |
|---|---|---|---|
| | **2022** | **2021** | |
| (Gains) losses on cash flow hedges | $ **7,778** | $ 16,221 | Interest expense |
| Company's share of previously deferred derivative gains | **(8,636)** | — | Equity in earnings (losses) from unconsolidated ventures |
| Income taxes on (gains) losses on cash flow hedges | **176** | (3,561) | Income tax expense (benefit) |
| Total reclassifications of (income) loss for the period | $ **(682)** | $ 12,660 | |

## 15. Earnings Per Share

Basic earnings (loss) per share (EPS) is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding. Diluted EPS is computed after adjusting the numerator and denominator of the basic EPS computation for the effects of all potentially dilutive common shares. The dilutive effect of options and non-vested stock issued under stock-based compensation plans is computed using the treasury stock method. The dilutive effect of the warrants is computed using the if-converted method.

Information related to the Company's EPS calculations is summarized for the years ended December 31 as follows:

| _thousands except per share amounts_ | **2022** | **2021** | **2020** |
|---|---|---|---|
| **Net income (loss)** | | | |
| Net income (loss) | $ **184,636** | $ 48,924 | $ (3,173) |
| Net (income) loss attributable to noncontrolling interests | **(103)** | 7,176 | (22,981) |
| Net income (loss) attributable to common stockholders | $ **184,533** | $ 56,100 | $ (26,154) |
| | | | |
| **Shares** | | | |
| Weighted-average common shares outstanding - basic | **50,513** | 54,596 | 52,522 |
| Restricted stock and stock options | **45** | 53 | — |
| Weighted-average common shares outstanding - diluted | **50,558** | 54,649 | 52,522 |
| | | | |
| **Net income (loss) per common share** | | | |
| Basic income (loss) per share | $ **3.65** | $ 1.03 | $ (0.50) |
| Diluted income (loss) per share | $ **3.65** | $ 1.03 | $ (0.50) |

The diluted EPS computation excludes 253,987 shares of stock options as of December 31, 2022, 255,987 shares as of December 31, 2021, and 372,736 shares as of December 31, 2020, because their effect is anti-dilutive. The diluted EPS computation also excludes 277,295 shares of restricted stock as of December 31, 2022, 299,506 shares as of December 31, 2021, and 409,110 shares as of December 31, 2020, because their effect is anti-dilutive.

**Common Stock Repurchases**   In October 2021, the Company's board of directors (Board) authorized a share repurchase program, pursuant to which the Company was authorized to purchase up to $250.0 million of its common stock through open-market transactions. During the fourth quarter of 2021, the Company repurchased 1,023,284 shares of its common stock, par value $0.01 per share, for $96.6 million, or approximately $94.42 per share. During the first quarter of 2022, the Company repurchased an additional 1,579,646 shares of its common stock, for $153.4 million, or approximately $97.10 per share, thereby completing all authorized purchases under the October 2021 plan.

In March 2022, the Board authorized an additional share repurchase program, pursuant to which the Company may, from time to time, purchase up to $250.0 million of its common stock through open-market transactions. The date and time of such repurchases will depend upon market conditions and the program may be suspended or discontinued at any time. During 2022, the Company repurchased 2,704,228 shares of its common stock under this program for approximately $235.0 million at an average price of $86.90 per share. All purchases were funded with cash on hand.

## 16. Revenues

Revenues from contracts with customers (excluding lease-related revenues) are recognized when control of the promised goods or services is transferred to the Company's customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Revenue and cost of sales for condominium units sold are not recognized until the construction is complete, the sale closes and the title to the property has transferred to the buyer (point in time). Additionally, certain real estate selling costs, such as the costs related to the Company's condominium model units, are either expensed immediately or capitalized as property and equipment and depreciated over their estimated useful life.

The following presents the Company's revenues disaggregated by revenue source for the years ended December 31:

| thousands | 2022 | 2021 | 2020 |
|---|---|---|---|
| **Revenues from contracts with customers** | | | |
| **Recognized at a point in time** | | | |
| Condominium rights and unit sales | $ 677,078 | $ 514,597 | $ 1,143 |
| Master Planned Communities land sales | 316,065 | 346,217 | 233,044 |
| Builder price participation | 71,761 | 45,138 | 37,072 |
| Total | 1,064,904 | 905,952 | 271,259 |
| | | | |
| **Recognized at a point in time or over time** | | | |
| Other land, rental and property revenues | 144,481 | 152,619 | 105,048 |
| | | | |
| **Rental and lease-related revenues** | | | |
| Rental revenue | 399,103 | 369,330 | 323,182 |
| Total revenues | $ 1,608,488 | $ 1,427,901 | $ 699,489 |
| | | | |
| **Revenues by segment** | | | |
| Operating Assets revenues | $ 431,834 | $ 442,698 | $ 372,057 |
| Master Planned Communities revenues | 408,365 | 409,746 | 283,953 |
| Seaport revenues | 88,468 | 55,008 | 23,814 |
| Strategic Developments revenues | 679,763 | 520,109 | 19,407 |
| Corporate revenues | 58 | 340 | 258 |
| Total revenues | $ 1,608,488 | $ 1,427,901 | $ 699,489 |

**Contract Assets and Liabilities** Contract assets are the Company's right to consideration in exchange for goods or services that have been transferred to a customer, excluding any amounts presented as a receivable. Contract liabilities are the Company's obligation to transfer goods or services to a customer for which the Company has received consideration.

There were no contract assets for the periods presented. The contract liabilities primarily relate to escrowed condominium deposits, MPC land sales deposits and deferred MPC land sales related to unsatisfied land improvements. The beginning and ending balances of contract liabilities and significant activity during the periods presented are as follows:

| thousands | Contract Liabilities |
|---|---|
| Balance as of December 31, 2020 | $ 360,416 |
| Consideration earned during the period | (584,115) |
| Consideration received during the period | 654,876 |
| Balance as of December 31, 2021 | $ 431,177 |
| Consideration earned during the period | (799,401) |
| Consideration received during the period | 826,055 |
| Balance as of December 31, 2022 | $ 457,831 |

**Remaining Unsatisfied Performance Obligations**   The Company's remaining unsatisfied performance obligations represent a measure of the total dollar value of work to be performed on contracts executed and in progress. These performance obligations primarily relate to the completion of condominium construction and transfer of control to a buyer, as well as the completion of contracted MPC land sales and related land improvements. These obligations are associated with contracts that generally are non-cancelable by the customer after 30 days; however, purchasers of condominium units have the right to cancel the contract should the Company elect not to construct the condominium unit within a certain period of time or materially change the design of the condominium unit. The aggregate amount of the transaction price allocated to the Company's remaining unsatisfied performance obligations as of December 31, 2022, is $2.5 billion. The Company expects to recognize this amount as revenue over the following periods:

| thousands | Less than 1 year | 1-2 years | 3 years and thereafter |
|---|---|---|---|
| Total remaining unsatisfied performance obligations | $ 82,078 | $ 788,845 | $ 1,650,684 |

The Company's remaining performance obligations are adjusted to reflect any known project cancellations, revisions to project scope and cost, and deferrals, as appropriate. These amounts exclude estimated amounts of variable consideration which are constrained, such as builder price participation.

# 17. Leases

**Lessee Arrangements**   The Company determines whether an arrangement is a lease at inception. Operating leases are included in Operating lease right-of-use assets, net and Operating lease obligations on the Consolidated Balance Sheets. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of future minimum lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses an estimate of the incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. The Operating lease right-of-use asset also includes any lease payments made, less any lease incentives and initial direct costs incurred. The Company does not have any finance leases as of December 31, 2022, or December 31, 2021.

The Company's lessee agreements consist of operating leases primarily for ground leases and other real estate. The majority of the Company's leases have remaining lease terms of less than one year to approximately 50 years, excluding extension options. The Company considers its strategic plan and the life of associated agreements in determining when options to extend or terminate lease terms are reasonably certain of being exercised. Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term. Certain of the Company's lease agreements include variable lease payments based on a percentage of income generated through subleases, changes in price indices and market rates, and other costs arising from operating, maintenance, and taxes. The Company's lease agreements do not contain residual value guarantees or restrictive covenants. The Company leases certain buildings and office space constructed on its ground leases to third parties.

In June 2022, the Company sold the Outlet Collection at Riverwalk, which was subject to a ground lease, resulting in a reduction in the Company's operating lease right-of-use assets and obligations as well as future minimum lease payments. As of December 31, 2022, the Company's operating leases primarily relate to properties in the Seaport.

The Company's leased assets and liabilities are as follows:

| thousands | 2022 | 2021 |
|---|---|---|
| **Assets** | | |
| Operating lease right-of-use assets, net | $ 46,926 | $ 57,022 |
| **Liabilities** | | |
| Operating lease obligations | $ 51,321 | $ 69,363 |

The components of lease expense for the years ended December 31 are as follows:

| thousands | 2022 | 2021 |
|---|---|---|
| Operating lease cost | $ 7,449 | $ 8,495 |
| Variable lease costs | 904 | 823 |
| **Total lease cost** | $ 8,353 | $ 9,318 |

Future minimum lease payments as of December 31, 2022, are as follows:

| thousands | Operating Leases |
|---|---|
| 2023 | $ 4,834 |
| 2024 | 4,878 |
| 2025 | 3,493 |
| 2026 | 3,269 |
| 2027 | 3,336 |
| Thereafter | 241,294 |
| Total lease payments | 261,104 |
| Less: imputed interest | (209,783) |
| Present value of lease liabilities | $ 51,321 |

Other information related to the Company's lessee agreements is as follows:

| Supplemental Consolidated Statements of Cash Flows Information | Year ended December 31, | |
|---|---|---|
| thousands | 2022 | 2021 |
| Cash paid for amounts included in the measurement of lease liabilities: | | |
| Operating cash flows on operating leases | $ 5,718 | $ 6,930 |

| Other Information | 2022 | 2021 |
|---|---|---|
| Weighted-average remaining lease term (years) | | |
| Operating leases | 43.8 | 38.7 |
| Weighted-average discount rate | | |
| Operating leases | 7.7 % | 7.7 % |

**Lessor Arrangements**  The Company receives rental income from the leasing of retail, office, multi-family and other space under operating leases, as well as certain variable tenant recoveries. Such operating leases are with a variety of tenants and have a remaining average term of approximately five years. Lease terms generally vary among tenants and may include early termination options, extension options and fixed rental rate increases or rental rate increases based on an index. The minimum rentals based on operating leases of the consolidated properties held as of December 31, 2022, are as follows:

| | Year ended December 31, | |
|---|---|---|
| thousands | 2022 | 2021 |
| Total minimum rent payments | $ 229,302 | $ 223,138 |

Total future minimum rents associated with operating leases are as follows:

| thousands | Total Minimum Rent |
|---|---|
| 2023 | $ 236,188 |
| 2024 | 239,414 |
| 2025 | 218,399 |
| 2026 | 198,114 |
| 2027 | 185,526 |
| Thereafter | 802,060 |
| Total | $ 1,879,701 |

Minimum rent revenues are recognized on a straight-line basis over the terms of the related leases when collectability is reasonably assured and the tenant has taken possession of, or controls, the physical use of the leased asset. Percentage rent in lieu of fixed minimum rent is recognized as sales are reported from tenants. Minimum rent revenues reported on the Consolidated Statements of Operations also include amortization related to above and below-market tenant leases on acquired properties.

## 18. Segments

The Company has four business segments that offer different products and services. HHC's four segments are managed separately because each requires different operating strategies or management expertise and are reflective of management's operating philosophies and methods. As further discussed in Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*, one common operating measure used to assess operating results for the Company's business segments is earnings before taxes (EBT). The Company's segments or assets within such segments could change in the future as development of certain properties commences or other operational or management changes occur. All operations are within the United States. The Company's reportable segments are as follows:

– **Operating Assets** – consists of developed or acquired retail, office and multi-family properties along with other real estate investments. These properties are currently generating revenues and may be redeveloped, repositioned or sold to improve segment performance or to recycle capital.
– **MPC** – consists of the development and sale of land in large-scale, long-term community development projects in and around Las Vegas, Nevada; Houston, Texas; Phoenix, Arizona; and Columbia, Maryland.
– **Seaport** – consists of approximately 473,000 square feet of restaurant, retail and entertainment properties situated in three primary locations in New York, New York: Pier 17, Historic Area/Uplands and Tin Building as well as the 250 Water Street development, and equity interest in Jean-Georges Restaurants.
– **Strategic Developments** – consists of residential condominium and commercial property projects currently under development and all other properties held for development which have no substantial operations.

Segment operating results are as follows:

| thousands | Operating Assets Segment (a) | MPC Segment | Seaport Segment | Strategic Developments Segment | Total |
|---|---|---|---|---|---|
| **Year ended December 31, 2022** | | | | | |
| Total revenues | $ 431,834 | $ 408,365 | $ 88,468 | $ 679,763 | $1,608,430 |
| Total operating expenses | (194,496) | (173,905) | (104,393) | (504,036) | (976,830) |
| Segment operating income (loss) | 237,338 | 234,460 | (15,925) | 175,727 | 631,600 |
| Depreciation and amortization | (154,626) | (394) | (36,338) | (5,319) | (196,677) |
| Interest income (expense), net | (89,959) | 50,305 | 3,902 | 17,073 | (18,679) |
| Other income (loss), net | (1,140) | 23 | 245 | 1,799 | 927 |
| Equity in earnings (losses) from unconsolidated ventures | 22,263 | (1,407) | (36,273) | 868 | (14,549) |
| Gain (loss) on sale or disposal of real estate and other assets, net | 29,588 | — | — | 90 | 29,678 |
| Gain (loss) on extinguishment of debt | (2,230) | — | — | — | (2,230) |
| Segment EBT | $ 41,234 | $ 282,987 | $ (84,389) | $ 190,238 | $ 430,070 |
| Corporate income, expenses and other items | | | | | (245,434) |
| Net income (loss) | | | | | 184,636 |
| Net (income) loss attributable to noncontrolling interests | | | | | (103) |
| Net income (loss) attributable to common stockholders | | | | | $ 184,533 |

| thousands | Operating Assets Segment (a) | MPC Segment | Seaport Segment | Strategic Developments Segment | Total |
|---|---|---|---|---|---|
| **Year Ended December 31, 2021** | | | | | |
| Total revenues | $ 442,698 | $ 409,746 | $ 55,008 | $ 520,109 | $1,427,561 |
| Total operating expenses | (209,020) | (193,851) | (77,198) | (436,698) | (916,767) |
| Segment operating income (loss) | 233,678 | 215,895 | (22,190) | 83,411 | 510,794 |
| Depreciation and amortization | (163,031) | (366) | (30,867) | (6,512) | (200,776) |
| Interest income (expense), net | (75,391) | 42,683 | 357 | 3,701 | (28,650) |
| Other income (loss), net | (10,746) | — | (3,730) | 2,536 | (11,940) |
| Equity in earnings (losses) from unconsolidated ventures | (67,042) | 59,399 | (1,988) | (221) | (9,852) |
| Gain (loss) on sale or disposal of real estate and other assets, net | 39,168 | — | — | 13,911 | 53,079 |
| Gain (loss) on extinguishment of debt | (1,926) | (1,004) | — | — | (2,930) |
| Provision for impairment | — | — | — | (13,068) | (13,068) |
| Segment EBT | $ (45,290) | $ 316,607 | $ (58,418) | $ 83,758 | $ 296,657 |
| Corporate income, expenses and other items | | | | | (247,733) |
| Net income (loss) | | | | | 48,924 |
| Net (income) loss attributable to noncontrolling interests | | | | | 7,176 |
| Net income (loss) attributable to common stockholders | | | | | $ 56,100 |
| | | | | | |
| **Year Ended December 31, 2020** | | | | | |
| Total revenues | $ 372,057 | $ 283,953 | $ 23,814 | $ 19,407 | $ 699,231 |
| Total operating expenses | (185,480) | (128,597) | (46,112) | (135,160) | (495,349) |
| Segment operating income (loss) | 186,577 | 155,356 | (22,298) | (115,753) | 203,882 |
| Depreciation and amortization | (162,324) | (365) | (41,602) | (6,545) | (210,836) |
| Interest income (expense), net | (91,411) | 36,587 | (12,512) | 6,312 | (61,024) |
| Other income (loss), net | 540 | — | (2,616) | 2,165 | 89 |
| Equity in earnings (losses) from unconsolidated ventures | (7,366) | 17,845 | (9,292) | 269,912 | 271,099 |
| Gain (loss) on sale or disposal of real estate and other assets, net | 38,232 | — | — | 21,710 | 59,942 |
| Gain (loss) on extinguishment of debt | (1,521) | — | (11,648) | — | (13,169) |
| Provision for impairment | (48,738) | — | — | — | (48,738) |
| Segment EBT | $ (86,011) | $ 209,423 | $ (99,968) | $ 177,801 | $ 201,245 |
| Corporate income, expenses and other items | | | | | (204,418) |
| Net income (loss) | | | | | (3,173) |
| Net (income) loss attributable to noncontrolling interests | | | | | (22,981) |
| Net income (loss) attributable to common stockholders | | | | | $ (26,154) |

(a) Total revenues includes hospitality revenues of $35.6 million for the year ended December 31, 2021, and $35.2 million for the year ended December 31, 2020. Total operating expenses includes hospitality operating costs of $30.5 million for the year ended December 31, 2021, and $32.3 million for the year ended December 31, 2020. In September 2021, the Company completed the sale of its three hospitality properties. Refer to Note 3 - Acquisitions and Dispositions for additional information.

The following represents assets by segment and the reconciliation of total segment assets to the total assets in the Consolidated Balance Sheets as of December 31:

| thousands | 2022 | 2021 |
|---|---|---|
| Operating Assets | $ 3,448,823 | $ 3,607,718 |
| Master Planned Communities | 3,272,655 | 3,056,240 |
| Seaport | 1,166,950 | 1,046,992 |
| Strategic Developments | 1,359,180 | 1,193,549 |
| Total segment assets | 9,247,608 | 8,904,499 |
| Corporate | 355,855 | 677,195 |
| Total assets | $ 9,603,463 | $ 9,581,694 |

## SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION
## DECEMBER 31, 2022

| Name of Center (thousands) | Location | Center Type | Encumbrances (a) | Initial Cost (b) | | Costs Capitalized Subsequent to Acquisition (c) | | Gross Amounts at Which Carried at Close of Period (d) | | | Accumulated Depreciation (f) | Date of Construction | Date Acquired / Completed |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Land | Buildings and Improvements | Land (e) | Buildings and Improvements (e)(f) | Land | Buildings and Improvements (f) | Total | | | |
| **Bridgeland** | | | | | | | | | | | | | |
| Bridgeland | Cypress, TX | MPC | $ 275,000 | $ 260,223 | $ — | $ 278,701 | $ 1,580 | $ 538,924 | $ 1,580 | $ 540,504 | $ (757) | | 2004 |
| Bridgeland Predevelopment | Cypress, TX | Development | — | — | 3,051 | — | — | — | 3,051 | 3,051 | — | | |
| Lakeland Village Center at Bridgeland | Cypress, TX | Retail | — | 2,404 | 11,135 | — | 3,456 | 2,404 | 14,591 | 16,995 | (2,814) | 2015 | 2016 |
| Lakeside Row | Cypress, TX | Multi-family | 35,500 | 812 | 42,875 | — | 428 | 812 | 43,303 | 44,115 | (5,611) | 2018 | 2019 |
| Starling at Bridgeland | Cypress, TX | Multi-family | 31,155 | 1,511 | 55,117 | — | — | 1,511 | 55,117 | 56,628 | (271) | 2021 | 2022 |
| Wingspan | Cypress, TX | Development | 1 | — | 18,604 | — | — | — | 18,604 | 18,604 | — | 2022 | |
| **Columbia** | | | | | | | | | | | | | |
| Columbia | Columbia, MD | MPC | — | 457,552 | — | (440,927) | — | 16,625 | — | 16,625 | — | | 2004 |
| Columbia Predevelopment | Columbia, MD | Development | — | — | 9,410 | — | — | — | 9,410 | 9,410 | — | | |
| 10 - 70 Columbia Corporate Center | Columbia, MD | Office | 58,941 | 24,685 | 94,824 | — | 46,813 | 24,685 | 141,637 | 166,322 | (35,027) | | 2012 / 2014 |
| Columbia Office Properties | Columbia, MD | Office | — | 1,175 | 14,913 | — | (1,403) | 1,175 | 13,510 | 14,685 | (6,443) | | 2004 / 2007 |
| Columbia Regional Building | Columbia, MD | Retail | 23,345 | — | 28,865 | — | 2,977 | — | 31,842 | 31,842 | (8,129) | 2013 | 2014 |
| Juniper Apartments | Columbia, MD | Multi-family | 117,000 | 3,923 | 112,435 | — | 2,414 | 3,923 | 114,849 | 118,772 | (11,604) | 2018 | 2020 |
| Lakefront District | Columbia, MD | Development | — | 400 | 80,053 | (400) | (47,539) | — | 32,514 | 32,514 | — | | Various |
| Marlow | Columbia, MD | Multi-family | 50,881 | 4,088 | 120,882 | — | — | 4,088 | 120,882 | 124,970 | (154) | 2021 | 2022 |
| Merriweather District | Columbia, MD | Development | — | — | 76,808 | — | 546 | — | 77,354 | 77,354 | — | | 2015 |
| Merriweather District Area 3 Retail | Columbia, MD | Retail | — | 337 | 6,945 | 10 | 2,028 | 347 | 8,973 | 9,320 | (449) | 2019 | 2020 |
| One Mall North | Columbia, MD | Office | 16,059 | 7,822 | 10,818 | — | 1,922 | 7,822 | 12,740 | 20,562 | (2,389) | | 2016 |
| One Merriweather | Columbia, MD | Office | 49,800 | 1,433 | 72,745 | — | 1,617 | 1,433 | 74,362 | 75,795 | (14,610) | 2015 | 2017 |
| Two Merriweather | Columbia, MD | Office | 25,600 | 1,019 | 33,016 | — | 5,838 | 1,019 | 38,854 | 39,873 | (7,171) | 2016 | 2017 |
| 6100 Merriweather | Columbia, MD | Office | 76,000 | 2,550 | 112,669 | — | 2,059 | 2,550 | 114,728 | 117,278 | (11,741) | 2018 | 2019 |
| South Lake Medical Office Building | Columbia, MD | Development | — | — | 4,711 | — | — | — | 4,711 | 4,711 | — | 2022 | |
| **Teravalis** | | | | | | | | | | | | | |
| Teravalis | Phoenix, AZ | MPC | — | 544,546 | 312 | — | — | 544,546 | 312 | 544,858 | (17) | | 2021 |
| **Seaport** | | | | | | | | | | | | | |
| 85 South Street | New York, NY | Multi-family | — | 15,913 | 8,137 | — | 3,468 | 15,913 | 11,605 | 27,518 | (5,541) | | 2014 |
| Seaport Predevelopment | New York, NY | Development | — | — | 11,224 | — | — | — | 11,224 | 11,224 | — | 2013 | |
| Tin Building | New York, NY | Retail | — | — | 200,401 | — | — | — | 200,401 | 200,401 | (4,315) | 2017 | 2022 |
| Pier 17 | New York, NY | Retail | — | — | 468,476 | — | 31,980 | — | 500,456 | 500,456 | (89,988) | 2013 | 2018 |
| Historic District Area / Uplands | New York, NY | Retail | — | — | 7,884 | — | 119,564 | — | 127,448 | 127,448 | (26,425) | 2013 | 2016 |
| 250 Water Street | New York, NY | Development | 100,000 | — | 179,471 | — | 63,055 | — | 242,526 | 242,526 | — | | 2018 |
| **Summerlin** | | | | | | | | | | | | | |
| 1700 Pavilion (g) | Las Vegas, NV | Office | 38,128 | 1,700 | 89,311 | — | — | 1,700 | 89,311 | 91,011 | (215) | 2021 | 2022 |
| Aristocrat | Las Vegas, NV | Office | 35,060 | 5,004 | 34,588 | — | 152 | 5,004 | 34,740 | 39,744 | (5,489) | 2017 | 2018 |
| Constellation Apartments | Las Vegas, NV | Multi-family | 24,200 | 3,069 | 39,759 | — | 1,691 | 3,069 | 41,450 | 44,519 | (7,784) | | 2017 |
| Downtown Summerlin (g)(h) | Las Vegas, NV | Retail/Office | 1,933 | 30,855 | 364,100 | — | 27,315 | 30,855 | 391,415 | 422,270 | (113,520) | 2013 | 2014 / 2015 |
| Hockey Ground Lease (g) | Las Vegas, NV | Other | 180 | — | — | 6,705 | 2,198 | 6,705 | 2,198 | 8,903 | (293) | | 2017 |
| Las Vegas Ballpark (i) | Las Vegas, NV | Other | 44,802 | 5,318 | 124,391 | — | 1,064 | 5,318 | 125,455 | 130,773 | (24,161) | 2018 | 2019 |
| Summerlin South Office | Las Vegas, NV | Development | — | — | 10,386 | — | — | — | 10,386 | 10,386 | — | 2022 | |

**HHC** 2022 FORM 10-K | **111**

FINANCIAL STATEMENT SCHEDULE

| Name of Center *thousands* | Location | Center Type | Encumbrances (a) | Initial Cost (b) Land | Initial Cost (b) Buildings and Improvements | Costs Capitalized Subsequent to Acquisition (c) Land (e) | Costs Capitalized Subsequent to Acquisition (c) Buildings and Improvements (e)(f) | Gross Amounts at Which Carried at Close of Period (d) Land | Gross Amounts at Which Carried at Close of Period (d) Buildings and Improvements (f) | Gross Amounts at Which Carried at Close of Period (d) Total | Accumulated Depreciation (f) | Date of Construction | Date Acquired / Completed |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Two Summerlin (g) | Las Vegas, NV | Office | 40,873 | 3,037 | 47,104 | — | 1,908 | 3,037 | 49,012 | 52,049 | (8,488) | 2017 | 2018 |
| Summerlin (g) | Las Vegas, NV | MPC | 57,328 | 990,179 | — | 24,332 | 884 | 1,014,511 | 884 | 1,015,395 | (489) | | 2004 |
| Summerlin Predevelopment | Las Vegas, NV | Development | — | — | 10,697 | — | — | — | 10,697 | 10,697 | — | | |
| Tanager Apartments (g) | Las Vegas, NV | Multi-family | 58,648 | 7,331 | 53,978 | — | 87 | 7,331 | 54,065 | 61,396 | (7,195) | 2017 | 2019 |
| Tanager Echo (g) | Las Vegas, NV | Development | 31,552 | — | 68,341 | — | — | — | 68,341 | 68,341 | — | 2021 | |
| **The Woodlands** | | | | | | | | | | | | | |
| Creekside Park Apartments | The Woodlands, TX | Multi-family | 37,730 | 729 | 40,116 | — | 578 | 729 | 40,694 | 41,423 | (6,668) | 2017 | 2018 |
| Creekside Park Medical Plaza | The Woodlands, TX | Office | 2,845 | 306 | 6,912 | — | — | 306 | 6,912 | 7,218 | (15) | 2022 | 2022 |
| Creekside Park The Grove | The Woodlands, TX | Multi-family | 57,000 | 1,876 | 52,382 | — | — | 1,876 | 52,382 | 54,258 | (3,399) | 2019 | 2021 |
| Creekside Park West | The Woodlands, TX | Retail | 15,869 | 1,228 | 17,922 | — | 549 | 1,228 | 18,471 | 19,699 | (1,924) | 2018 | 2019 |
| HHC 242 Self-Storage | The Woodlands, TX | Other | — | 878 | 6,802 | — | 1,123 | 878 | 7,925 | 8,803 | (1,218) | 2015 | 2017 |
| HHC 2978 Self-Storage | The Woodlands, TX | Other | — | 124 | 5,498 | — | 2,065 | 124 | 7,563 | 7,687 | (1,130) | 2016 | 2017 |
| Houston Ground Leases | The Woodlands, TX | Other | — | 15,762 | 1,989 | — | — | 15,762 | 1,989 | 17,751 | (125) | | Various |
| One Hughes Landing | The Woodlands, TX | Office | 48,286 | 1,678 | 34,761 | — | (3,940) | 1,678 | 30,821 | 32,499 | (9,880) | 2012 | 2013 |
| Two Hughes Landing | The Woodlands, TX | Office | 46,332 | 1,269 | 34,950 | — | (3,618) | 1,269 | 31,332 | 32,601 | (10,138) | 2013 | 2014 |
| Three Hughes Landing | The Woodlands, TX | Office | 70,000 | 2,626 | 46,372 | — | 32,701 | 2,626 | 79,073 | 81,699 | (19,843) | 2014 | 2016 |
| 1725 Hughes Landing Boulevard | The Woodlands, TX | Office | 61,207 | 1,351 | 36,764 | — | 38,203 | 1,351 | 74,967 | 76,318 | (26,798) | 2013 | 2015 |
| 1735 Hughes Landing Boulevard | The Woodlands, TX | Office | 59,006 | 3,709 | 97,651 | — | (305) | 3,709 | 97,346 | 101,055 | (30,541) | 2013 | 2015 |
| Hughes Landing Daycare | The Woodlands, TX | Other | — | 138 | — | — | — | 138 | — | 138 | — | 2018 | 2019 |
| Hughes Landing Retail | The Woodlands, TX | Retail | 32,912 | 5,184 | 32,562 | — | (36) | 5,184 | 32,526 | 37,710 | (9,643) | 2013 | 2015 |
| 1701 Lake Robbins | The Woodlands, TX | Retail | — | 1,663 | 3,725 | — | 459 | 1,663 | 4,184 | 5,847 | (996) | | 2014 |
| 2201 Lake Woodlands Drive | The Woodlands, TX | Office | — | 3,755 | — | — | 1,210 | 3,755 | 1,210 | 4,965 | (535) | | 2011 |
| Lakefront North | The Woodlands, TX | Office | 50,000 | 10,260 | 39,357 | — | 15,544 | 10,260 | 54,901 | 65,161 | (7,932) | | 2018 |
| One Lakes Edge | The Woodlands, TX | Multi-family | 67,535 | 1,057 | 81,768 | — | 597 | 1,057 | 82,365 | 83,422 | (19,645) | 2013 | 2015 |
| Two Lakes Edge | The Woodlands, TX | Multi-family | 105,000 | 1,870 | 96,349 | — | 460 | 1,870 | 96,809 | 98,679 | (10,560) | 2018 | 2020 |
| The Lane at Waterway | The Woodlands, TX | Multi-family | 37,500 | 2,029 | 40,033 | — | 352 | 2,029 | 40,385 | 42,414 | (3,478) | 2019 | 2020 |
| Memorial Hermann Medical Office Building | The Woodlands, TX | Office | 2,769 | 586 | 4,091 | — | — | 586 | 4,091 | 4,677 | (59) | 2021 | 2022 |
| Millennium Six Pines Apartments | The Woodlands, TX | Multi-family | 42,500 | 4,000 | 54,624 | 7,225 | 893 | 11,225 | 55,517 | 66,742 | (13,294) | | 2016 |
| Millennium Waterway Apartments | The Woodlands, TX | Multi-family | 51,000 | 15,917 | 56,002 | — | 2,471 | 15,917 | 58,473 | 74,390 | (23,237) | | 2012 |
| 8770 New Trails | The Woodlands, TX | Office | 35,296 | 2,204 | 35,033 | — | 80 | 2,204 | 35,113 | 37,317 | (4,731) | 2019 | 2020 |
| 9303 New Trails | The Woodlands, TX | Office | 9,830 | 1,929 | 11,915 | — | 1,448 | 1,929 | 13,363 | 15,292 | (3,884) | | 2011 |
| 3831 Technology Forest Drive | The Woodlands, TX | Office | 19,712 | 514 | 14,194 | — | 1,813 | 514 | 16,007 | 16,521 | (6,447) | 2014 | 2014 |
| 20/25 Waterway Avenue | The Woodlands, TX | Retail | 14,500 | 2,346 | 8,871 | — | 65 | 2,346 | 8,936 | 11,282 | (2,826) | | 2011 |
| Waterway Garage Retail | The Woodlands, TX | Retail | — | 1,341 | 4,255 | — | 1,284 | 1,341 | 5,539 | 6,880 | (1,599) | | 2011 |
| 3 Waterway Square | The Woodlands, TX | Office | 43,209 | 748 | 42,214 | — | (2,767) | 748 | 39,447 | 40,195 | (14,907) | 2012 | 2013 |
| 4 Waterway Square | The Woodlands, TX | Office | 28,786 | 1,430 | 51,553 | — | 7,199 | 1,430 | 58,752 | 60,182 | (21,529) | | 2011 |
| The Woodlands | The Woodlands, TX | MPC | — | 269,411 | 9,814 | (84,054) | (9,744) | 185,357 | 70 | 185,427 | (70) | | 2011 |
| The Woodlands Predevelopment | The Woodlands, TX | Development | — | — | 36,647 | — | — | — | 36,647 | 36,647 | (611) | | |
| The Woodlands Parking Garages | The Woodlands, TX | Other | — | 5,857 | — | 2,496 | 14,967 | 8,353 | 14,967 | 23,320 | (3,391) | | 2011 / 2013 |
| 2000 Woodlands Parkway | The Woodlands, TX | Retail | — | — | — | — | 655 | — | 655 | 655 | (225) | | 2016 |
| The Woodlands Towers at the Waterway (j) | The Woodlands, TX | Office | 347,446 | 11,044 | 437,561 | (1) | 24,894 | 11,043 | 462,455 | 473,498 | (45,425) | | 2019 |
| The Woodlands Warehouse | The Woodlands, TX | Other | 13,700 | 4,480 | 4,389 | — | — | 4,480 | 4,389 | 8,869 | (538) | | 2019 |
| 1400 Woodloch Forest | The Woodlands, TX | Office | — | 1,570 | 13,023 | — | 4,962 | 1,570 | 17,985 | 19,555 | (6,311) | | 2011 |



| Name of Center thousands | Location | Center Type | Encumbrances (a) | Initial Cost (b) Land | Initial Cost (b) Buildings and Improvements | Costs Capitalized Subsequent to Acquisition (c) Land (e) | Costs Capitalized Subsequent to Acquisition (c) Buildings and Improvements (e) | Gross Amounts at Which Carried at Close of Period (d) Land | Gross Amounts at Which Carried at Close of Period (d) Buildings and Improvements | Gross Amounts at Which Carried at Close of Period (d) Total | Accumulated Depreciation (f) | Date of Construction | Date Acquired / Completed |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **The Woodlands Hills** | | | | | | | | | | | | | |
| The Woodlands Hills | Conroe, TX | MPC | — | 99,284 | — | 12,280 | 43 | 111,564 | 43 | 111,607 | (16) | | 2014 |
| **Ward Village** | | | | | | | | | | | | | |
| 'A'ali'i | Honolulu, HI | Condominium | — | — | 714 | — | 1,046 | — | 1,760 | 1,760 | (26) | 2018 | 2021 |
| Ae'o | Honolulu, HI | Condominium | — | — | 1,162 | — | — | — | 1,162 | 1,162 | (116) | 2016 | 2018 |
| Anaha | Honolulu, HI | Condominium | — | — | 1,097 | — | — | — | 1,097 | 1,097 | (139) | 2014 | 2017 |
| Ke Kilohana | Honolulu, HI | Condominium | — | — | 656 | — | — | — | 656 | 656 | (60) | 2016 | 2019 |
| Kewalo Basin Harbor | Honolulu, HI | Other | 11,232 | — | 24,116 | — | 22 | — | 24,138 | 24,138 | (4,794) | 2017 | 2019 |
| Kō'ula | Honolulu, HI | Condominium | — | — | 29,726 | — | — | — | 29,726 | 29,726 | (10) | 2019 | 2022 |
| The Park Ward Village | Honolulu, HI | Development | — | — | 52,066 | — | — | — | 52,066 | 52,066 | (2,047) | 2022 | |
| Victoria Place | Honolulu, HI | Development | 47,155 | — | 208,168 | — | — | — | 208,168 | 208,168 | (6,208) | 2021 | |
| Waiea | Honolulu, HI | Condominium | — | — | 1,206 | — | 365 | — | 1,571 | 1,571 | (211) | 2014 | 2017 |
| Ward Predevelopment | Honolulu, HI | Development | 1,845 | — | 135,068 | — | — | — | 135,068 | 135,068 | (6,116) | 2013 | |
| Ward Village Retail | Honolulu, HI | Retail | 200,000 | 164,007 | 89,321 | (103,657) | 307,414 | 60,350 | 396,735 | 457,085 | (119,245) | | Various |
| **Total excluding Corporate and Deferred financing costs** | | | 2,752,188 | 3,021,046 | 4,631,835 | (297,290) | 719,154 | 2,723,756 | 5,350,989 | 8,074,745 | (853,630) | | |
| Corporate | Various | | 2,050,000 | 885 | 1,027 | (885) | 19,400 | — | 20,427 | 20,427 | (14,070) | | |
| Deferred financing costs | N/A | | (55,005) | — | — | — | — | — | — | — | | |
| Total $ | | | 4,747,183 | $ 3,021,931 $ | 4,632,862 | $ (298,175) $ | 738,554 | $ 2,723,756 $ | 5,371,416 $ | 8,095,172 $ | (867,700) | | |

(a)   Refer to Note 7 - *Mortgages, Notes and Loans Payable, Net* in the Notes to Consolidated Financial Statements under Item 8 of this Form 10-K for additional information.
(b)   Initial cost for projects undergoing development or redevelopment is cost through the end of first complete calendar year subsequent to the asset being placed in service.
(c)   For retail and other properties, costs capitalized subsequent to acquisitions is net of cost of disposals or other property write-downs. For MPCs, costs capitalized subsequent to acquisitions are net of the cost of land sales.
(d)   The aggregate cost of land, building and improvements for federal income tax purposes is approximately $7.2 billion.
(e)   Reductions in Land reflect transfers to Buildings and Improvements for projects which the Company is internally developing.
(f)   Depreciation is based upon the useful lives in Note 1 - *Summary of Significant Accounting Policies* in the Notes to Consolidated Financial Statements under Item 8 of this Form 10-K.
(g)   Encumbrances balance either represents or is inclusive of SIDs.
(h)   Downtown Summerlin includes the One Summerlin office property, which was placed in service in 2015.
(i)   Includes the Las Vegas Aviators.
(j)   The Woodlands Towers at the Waterway includes 1201 Lake Robbins and 9950 Woodloch Forest.

| **Reconciliation of Real Estate** | | | |
|---|---|---|---|
| thousands | 2022 | 2021 | 2020 |
| Balance as of January 1 | $ 7,776,555 | $ 7,319,133 | $ 7,268,288 |
| Change in land | 396,125 | 896,508 | 228,402 |
| Additions | 750,610 | 657,760 | 716,614 |
| Impairments | — | (13,068) | (48,738) |
| Dispositions and write-offs and land and condominium costs of sales | (828,118) | (1,083,778) | (845,433) |
| Balance as of December 31 | $ 8,095,172 | $ 7,776,555 | $ 7,319,133 |

**HHC** 2022 FORM 10-K | **113**

| **Reconciliation of Accumulated Depreciation** | | | | | | |
|---|---|---|---|---|---|---|
| *thousands* | | **2022** | | **2021** | | **2020** |
| Balance as of January 1 | $ | 743,311 | $ | 634,064 | $ | 507,933 |
| Depreciation Expense | | 180,201 | | 185,418 | | 198,556 |
| Dispositions and write-offs | | (55,812) | | (76,171) | | (72,425) |
| Balance as of December 31 | $ | 867,700 | $ | 743,311 | $ | 634,064 |



## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

## Item 9A. Controls and Procedures

### DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) that are designed to provide reasonable assurance that information required to be disclosed in our reports to the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and our principal financial and accounting officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by SEC rules, we carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and our principal financial and accounting officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022, the end of the period covered by this report. Based on the foregoing, our principal executive officer and principal financial and accounting officer concluded that our disclosure controls and procedures were effective as of December 31, 2022.

### INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no other changes to our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

### MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's annual report on internal control over financial reporting is provided in Item 8. Financial Statements and Supplementary Data in this Annual Report on Form 10-K. The attestation report of the Company's independent registered public accounting firm, KPMG LLP, regarding the Company's internal control over financial reporting is also provided in Item 8. Financial Statements and Supplementary Data in this Annual Report on Form 10-K.

## Item 9B. Other Information

None.

**PART III**

## Item 10.  Directors, Executive Officers and Corporate Governance

The information required by Item 10 is incorporated by reference to the relevant information included in our proxy statement for our 2023 Annual Meeting of Stockholders.

## Item 11.  Executive Compensation

The information required by Item 11 is incorporated by reference to the relevant information included in our proxy statement for our 2023 Annual Meeting of Stockholders.

## Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is incorporated by reference to the relevant information included in our proxy statement for our 2023 Annual Meeting of Stockholders.

## Item 13.  Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 is incorporated by reference to the relevant information included in our proxy statement for our 2023 Annual Meeting of Stockholders.

## Item 14.  Principal Accountant Fees and Services

The information required by Item 14 is incorporated by reference to the relevant information included in our proxy statement for our 2023 Annual Meeting of Stockholders.

# PART IV

## Item 15.  Exhibits, Financial Statement Schedule

(a)      Financial Statements and Financial Statement Schedule.

The Consolidated Financial Statements and Schedule listed in the Index to this Form 10-K on page 63 are filed as part of this Annual Report. No additional financial statement schedules are presented as the required information is not applicable, not present in amounts sufficient to require submission of the schedule or because the information required is enclosed in the Consolidated Financial Statements and notes thereto.

(b)      Exhibits.

| Exhibit No. | Description of Exhibit |
|---|---|
| 3.1 | Second Amended and Restated Certificate of Incorporation of the Howard Hughes Corporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed May 24, 2016) |
| 3.2 | Amended and Restated Bylaws of The Howard Hughes Corporation (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, filed November 12, 2010) |
| 3.3 | Amendment No. 1 to the Amended and Restated Bylaws of The Howard Hughes Corporation (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, filed May 24, 2016) |
| 3.4 | Certificate of Designations of Series A Junior Participating Preferred Stock, filed with the Secretary of State of Delaware on February 29, 2012 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed February 29, 2012) |
| 4.1 | Indenture, dated as of March 16, 2017 by and between The Howard Hughes Corporation and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on March 21, 2017) |
| 4.1.1 | Second Supplemental Indenture, dated as of August 18, 2020, to the indenture dated as of March 16, 2017 and first supplemented as of June 15, 2017, by and among HHC Warehouse Holdings Company, LLC, HH Warehouse Land Holdings, LLC, The Howard Hughes Corporation and Wells Fargo Bank, National Association, as the trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed on August 21, 2020) |
| 4.1.2 | Third Supplemental Indenture, dated as of October 2, 2020, to the indenture dated as of March 16, 2017, as first supplemented on June 15, 2017 and as further supplemented on August 18, 2020, among The Howard Hughes Corporation, HH Woodlands Tower Holdings, LLC, API/ HHC Lake Robbins Holding Company, LLC and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed on October 7, 2020) |
| 4.1.3 | Fourth Supplemental Indenture, dated as of February 2, 2021, to the indenture dated as of March 16, 2017, by and among The Howard Hughes Corporation, HHC Warehouse Holdings Company, LLC, HH Warehouse Land Holdings, LLC, HH Woodlands Tower Holdings, LLC, API/HHC Lake Robbins Holding Company, LLC, and Wells Fargo Bank, National Association, as the trustee (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K, filed on February 4, 2021) |
| 4.2 | Indenture, dated as of August 18, 2020, by and among The Howard Hughes Corporation, HHC Warehouse Holdings Company, LLC, HH Warehouse Land Holdings, LLC and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on August 21, 2020) |
| 4.2.1 | First Supplemental Indenture, dated as of October 2, 2020, to the indenture dated as of August 18, 2020, among The Howard Hughes Corporation, HH Woodlands Tower Holdings, LLC, API/ HHC Lake Robbins Holding Company, LLC and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on October 7, 2020) |
| 4.3 | Indenture, dated as of February 2, 2021, by and among The Howard Hughes Corporation, HHC Warehouse Holding Company, LLC, HH Warehouse Land Holdings, LLC, HH Woodlands Tower Holdings, LLC, API/HHC Lake Robbins Holding Company, LLC, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on February 4, 2021) |
| 4.4 | Indenture, dated as of February 2, 2021, by and among The Howard Hughes Corporation, HHC Warehouse Holding Company, LLC, HH Warehouse Land Holdings, LLC, HH Woodlands Tower Holdings, LLC, API/HHC Lake Robbins Holding Company, LLC, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed on February 4, 2021) |

| 4.5 | Form of Senior Indenture (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-3, filed March 27, 2020) |
| --- | --- |
| 4.6 | Form of Subordinated Indenture (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-3, filed March 27, 2020) |
| 4.7 | Form of Senior Note (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-3, filed March 27, 2020) |
| 4.8 | Form of Subordinated Note (incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-3, filed March 27, 2020) |
| 4.9* | Form of Deposit Agreement |
| 4.10* | Form of Warrant Agreement |
| 4.11* | Form of Purchase Contract Agreement |
| 4.12* | Form of Unit Agreement |
| 4.13+ | Description of Securities of the Registrant |
| 10.1 | Form of indemnification agreement for directors and certain executive officers of The Howard Hughes Corporation (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K, filed November 12, 2010) |
| 10.2 | Registration Rights Agreement, dated November 9, 2010, between The Howard Hughes Corporation and Pershing Square Capital Management, L.P., Blackstone Real Estate Partners VI L.P., Blackstone Real Estate Partners (AIV) VI L.P., Blackstone Real Estate Partners VI.F L.P., Blackstone Real Estate Partners VI.TE.1 L.P., Blackstone Real Estate Partners VI.TE.2 L.P., Blackstone Real Estate Holdings VI L.P., and Blackstone GGP Principal Transaction Partners L.P. (incorporated by reference to Exhibit 99.4 to the Company's Current Report on Form 8-K, filed November 12, 2010) |
| 10.3** | Form of Restricted Stock Agreement for Nonemployee Directors under The Howard Hughes Corporation 2010 Amended and Restated Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 10-K, filed February 27, 2019) |
| 10.4** | Form of Time-based Restricted Stock Agreement for Executive Officers under The Howard Hughes Corporation 2010 Amended and Restated Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 10-K, filed February 27, 2019) |
| 10.5** | Form of Performance-based Restricted Stock Agreement for Executive Officers under The Howard Hughes Corporation 2010 Amended and Restated Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 10-K, filed February 27, 2019) |
| 10.6** | Form of Time-based Restricted Stock Agreement for Employees under The Howard Hughes Corporation Amended and Restated 2010 Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 10-K, filed February 27, 2019) |
| 10.7** | Form of Performance-based Restricted Stock Agreement for Employees under The Howard Hughes Corporation Amended and Restated 2010 Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 10-K, filed February 27, 2019) |
| 10.8** | Form of Time-based Restricted Stock Agreement for Executive Officers under The Howard Hughes Corporation 2010 Amended and Restated Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed May 6, 2019) |
| 10.9** | Form of Performance-based Restricted Stock Agreement for Executive Officers under The Howard Hughes Corporation 2010 Amended and Restated Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed May 6, 2019) |
| 10.10** | Form of Time-based Restricted Stock Agreement for Employees under The Howard Hughes Corporation Amended and Restated 2010 Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed May 6, 2019) |
| 10.11** | Form of Performance-based Restricted Stock Agreement for Employees under The Howard Hughes Corporation Amended and Restated 2010 Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q, filed May 6, 2019) |

| 10.12** | Employment Agreement, dated as of November 6, 2017, between The Howard Hughes Corporation and Peter F. Riley (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed November 9, 2017) |
| 10.13** | Amended and Restated Employment Agreement, dated as of February 21, 2018, between The Howard Hughes Corporation and David O'Reilly (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K, filed February 26, 2018) |
| 10.14** | Restricted Stock Agreement, dated as of November 8, 2017, between The Howard Hughes Corporation and Peter F. Riley (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed November 9, 2017) |
| 10.15** | Warrant Grant Agreement, dated as of June 16, 2017, between The Howard Hughes Corporation and David R. Weinreb (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed June 20, 2017) |
| 10.16** | Warrant Grant Agreement, dated as of October 4, 2017, between The Howard Hughes Corporation and Grant Herlitz (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed October 5, 2017) |
| 10.17** | Warrant Purchase Agreement, dated October 7, 2016, between The Howard Hughes Corporation and David O'Reilly (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed October 11, 2016) |
| 10.18** | Saul Scherl offer letter, dated as of February 21, 2019 (incorporated by reference to Exhibit 10.21 to the Company's Current Report on Form 10-K, filed February 27, 2019) |
| 10.19 | Loan Agreement dated as of September 29, 2011, by and among Victoria Ward, Limited along with certain Victoria Ward, Limited's subsidiaries, as borrowers, Wells Fargo Bank, National Association, as Administrative Agent and lead lender, CIBC, First Hawaiian Bank, Bank of Hawaii and Central Pacific Bank, as lenders, and Wells Fargo Securities, L.L.C., as Sole Lead Arranger and Sole Bookrunner (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed October 4, 2011) |
| 10.20 | Loan Agreement dated as of July 15, 2014, by and among The Shops at Summerlin North, LP, The Shops at Summerlin South, LP, Wells Fargo Bank, National Association, as Administrative Agent and lead lender, U.S. Bank National Association, as Syndication Agent and a lender, the other lending institutions party thereto, and Wells Fargo Securities, L.L.C., as sole Lead Arranger and Sole Bookrunner (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed July 16, 2014) |
| 10.21 | Loan Agreement dated as of September 18, 2018, by and among Victoria Ward, Limited; Victoria Ward Center L.L.C.; Victoria Ward Entertainment Center L.L.C.; 1240 Ala Moana, LLC; Anaha Retail Holdings, LLC; Waiea Retail Holdings, LLC; 10 CCC, LLC; 20 CCC, LLC; 30 CCC, LLC; 10/20/30 CCC Parking Deck, LLC; 40 CCC, LLC; 40 CCC Parking Deck, LLC; 50 CCC, LLC; 60 CCC, LLC; 70 CC, LLC; 50/60/70 CCC Parking Deck, LLC; One Mall North, LLC; Crescent Area 1 Holdings, LLC; Crescent Area 1 Parking Deck 1, LLC; HL Champion Holding Company, LLC; Lakeland Village Holding Company, LLC; Waterway Hotel Holdings, LLC; HL-Hotel Holding Company, LLC; CSPV Holdings, LLC; 1701 Lake Robbins, LLC; Wells Fargo Bank, National Association, as administrative agent and a lender; Wells Fargo Securities, L.L.C., as sole lead arranger and sole book-runner; and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed September 24, 2018) |
| 10.22** | The Howard Hughes Corporation 2010 Amended and Restated Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed June 14, 2012) |
| 10.23** | Form of The Howard Hughes Corporation Deferred Compensation Plan (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed September 17, 2014) |
| 10.24** | The Howard Hughes Corporation Management Co., LLC Separation Benefit Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed August 16, 2017 ) |
| 10.25** | Amendment to Employment Agreement, dated November 13, 2019, between Peter F. Riley and The Howard Hughes Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed November 14, 2019) |
| 10.26** | Form of Time-based Restricted Stock Agreement for Executive Officers under The Howard Hughes Corporation 2010 Amended and Restated Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed May 11, 2020) |
| 10.27** | Form of Performance-based Restricted Stock Agreement for Executive Officers under The Howard Hughes Corporation 2010 Amended and Restated Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed May 11, 2020) |

**HHC 2022 FORM 10-K | 119**

10.28**    Form of Time-based Restricted Stock Agreement for Employees under The Howard Hughes Corporation 2010 Amended and Restated Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed May 11, 2020)

10.29**    Form of Performance-based Restricted Stock Agreement for Employees under The Howard Hughes Corporation 2010 Amended and Restated Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed May 11, 2020)

10.30**    Saul Scherl Employment Letter, dated as of February 12, 2020 (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q, filed May 11, 2020)

10.31**    Time-based Restricted Stock Agreement, dated as of February 12, 2020, by and between The Howard Hughes Corporation and Saul Scherl (incorporated by Reference to Exhibit 10.6 to the Company's Quarterly Report on From 10-Q, filed May 11, 2020)

10.32**    Performance-based Restricted Stock Agreement, dated as of February 12, 2020, by and between The Howard Hughes Corporation and Saul Scherl (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on From 10-Q, filed May 11, 2020)

10.33**    Amendment No. 1 to Nonqualified Employee Stock Option Agreement, dated as of February 12, 2020, by and between The Howard Hughes Corporation and Saul Scherl (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q, filed May 11, 2020)

10.34    Share Purchase Agreement, dated March 27, 2020, by and among The Howard Hughes Corporation and Pershing Square Capital Management, L.P. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed March 31, 2020)

10.35**    Employment Separation Agreement and Release, dated as of February 8, 2020, by and between The Howard Hughes Corporation and Simon Treacy (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q, filed May 11, 2020)

10.36**    The Howard Hughes Corporation 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed May 20, 2020)

10.37**    First Amendment to Amended and Restated Employment Agreement dated June 24, 2020, between The Howard Hughes Corporation and David O'Reilly (incorporated by reference to Exhibit 10.1 to the Company's Current Report Form 8-K filed June 25, 2020)

10.38**    Amendment No. 1 to Restricted Stock Agreements dated November 4, 2020 between The Howard Hughes Corporation and David O'Reilly (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed November 5, 2020)

10.39**    Amendment No. 1 to Restricted Stock Agreements dated November 4, 2020 between The Howard Hughes Corporation and Peter F. Riley (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed November 5, 2020)

10.40**    Second Amended and Restated Employment Agreement, dated December 1, 2020, between The Howard Hughes Corporation and David O'Reilly (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed December 2, 2020)

10.41**    Employment Agreement, dated December 1, 2020, between The Howard Hughes Corporation and L. Jay Cross (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed December 2, 2020)

10.42**    Employment Agreement, dated January 12, 2022, between the Howard Hughes Corporation and Carlos Olea (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 12, 2022)

10.43**    Form of Time-Based Restricted Stock Award (Executives with Employment Agreements) under The Howard Hughes Corporation 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on From 10-Q, filed May 10, 2021)

10.44**    Form of Time-Based Restricted Stock Award (Executive Officers without Employment Agreements) under The Howard Hughes Corporation 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on From 10-Q, filed May 10, 2021)

10.45**    Form of Performance-Based Restricted Stock Award (Executive Officers with Employment Agreements) under The Howard Hughes Corporation 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on From 10-Q, filed May 10, 2021)

10.46**    Form of Performance-Based Restricted Stock Award (Executive Officers without Employment Agreements) under The Howard Hughes Corporation 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on From 10-Q, filed May 10, 2021)

**HHC** 2022 FORM 10-K | **120**

| 10.47** | Amended and Restated Performance-Based Restricted Stock Award Agreement, dated January 4, 2021, by and between The Howard Hughes Corporation and Saul Scherl (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on From 10-Q, filed May 10, 2021) |
|---|---|
| 10.48** | 2021 Offer Letter, effective March 10, 2021, by and between The Howard Hughes Corporation and Saul Scherl (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on March 15, 2021) |
| 10.49** | Form of Restricted Stock Agreement for Nonemployee Directors under The Howard Hughes Corporation 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed August 4, 2021) |
| 10.50** | Employment Agreement, effective April 19, 2021, by and between The Howard Hughes Corporation and Correne Loeffler (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed April 8, 2021) |
| 10.51** | Separation and Release Agreement, by and between Correne S. Loeffler and The Howard Hughes Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 11, 2022) |
| 21.1+ | List of Subsidiaries |
| 23.1+ | Consent of KPMG LLP |
| 23.2+ | Consent of Ernst & Young LLP |
| 24.1+ | Power of Attorney |
| 31.1+ | Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2+ | Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1+ | Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 101.INS | Inline XBRL Instance Document -- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document |
| 101.SCH+ | Inline XBRL Taxonomy Extension Schema Document |
| 101.CAL+ | Inline XBRL Taxonomy Extension Calculation Linkbase Document |
| 101.LAB+ | Inline XBRL Taxonomy Extension Label Linkbase Document |
| 101.PRE+ | Inline XBRL Taxonomy Extension Presentation Linkbase Document |
| 101.DEF+ | Inline XBRL Taxonomy Extension Definition Linkbase Document |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) |

| * | To be filed by amendment to the Form S-3 filed on March 27, 2020 or by a Current Report on Form 8-K. |
|---|---|
| ** | Management contract, compensatory plan or arrangement |
| + | Filed herewith |

Attached as Exhibit 101 to this report are the following documents formatted in iXBRL (Inline Extensible Business Reporting Language): (i) the Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020, (ii) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2022, 2021 and 2020, (iii) the Consolidated Balance Sheets as of December 31, 2022 and 2021, (iv) Consolidated Statements of Equity for the years ended December 31, 2022, 2021 and 2020, (v) the Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020, and (vi) the Notes to Consolidated Financial Statements.

## Item 16.  Form 10-K Summary

Not applicable.

# SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**THE HOWARD HUGHES CORPORATION**

/s/ Carlos A. Olea
_____

Carlos A. Olea
*Chief Financial Officer*                                                                        February 27, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| *<br>_____<br>William Ackman | Chairman of the Board and Director | February 27, 2023 |
| /s/ David R. O'Reilly<br>_____<br>David R. O'Reilly | Chief Executive Officer<br>(Principal Executive Officer) | February 27, 2023 |
| /s/ Carlos A. Olea<br>_____<br>Carlos A. Olea | Chief Financial Officer<br>(Principal Financial and Accounting Officer) | February 27, 2023 |
| *<br>_____<br>Adam Flatto | Director | February 27, 2023 |
| *<br>_____<br>Beth Kaplan | Director | February 27, 2023 |
| *<br>_____<br>Allen Model | Director | February 27, 2023 |
| *<br>_____<br>R. Scot Sellers | Director | February 27, 2023 |
| *<br>_____<br>Steven Shepsman | Director | February 27, 2023 |
| *<br>_____<br>Mary Ann Tighe | Director | February 27, 2023 |
| *<br>_____<br>Anthony Williams | Director | February 27, 2023 |
| */s/ David R. O'Reilly<br>_____<br>David R. O'Reilly<br>Attorney-in-fact | | |

**Exhibit 4.13**

# DESCRIPTION OF SECURITIES
## REGISTERED PURSUANT TO SECTION 12 OF THE
## SECURITIES EXCHANGE ACT OF 1934

The following description of the capital stock of the Howard Hughes Corporation ("we," "us," "our" and the "Company") is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our (i) Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and (ii) Amended and Restated Bylaws, as amended by Amendment No. 1 to the Amended and Restated Bylaws (the "Bylaws"), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.5 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the Delaware General Corporation Law (the "DGCL") for additional information.

## Description of Common Stock

**Authorized Capital Shares**

Our authorized capital shares consist of 150,000,000 shares of common stock, $0.01 par value per share ("Common Stock"), and 50,000,000 shares of preferred shares, $0.01 par value per share ("Preferred Stock"). All outstanding shares of our Common Stock are fully paid and nonassessable.

**Voting Rights**

Each share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of Common Stock do not have cumulative voting rights.

**Dividend Rights**

Subject to any preferential rights of any outstanding Preferred Stock, holders of our Common Stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose.

**Liquidation Rights**

If there is a liquidation, dissolution or winding up of our Company, holders of our Common Stock would be entitled to ratable distribution of our assets remaining after the payment in full of liabilities and any preferential rights of any outstanding Preferred Stock.

**Other Rights and Preferences**

There are no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that we may designate and issue in the future. There are no provisions in our Certificate of Incorporation or Bylaws discriminating against a stockholder because of his or her ownership of a particular number of shares.

We are not aware of any limitations on the rights to own our Common Stock, including rights of non-resident or foreign stockholders to hold or exercise voting rights on our Common Stock, imposed by foreign law or by our Certificate of Incorporation or Bylaws.

**Listing**

The Common Stock is traded on the New York Stock Exchange under the trading symbol "HHC."

**Anti-Takeover Effects of Various Provisions of Delaware Law
and our Certificate of Incorporation and Bylaws**

Provisions of the DGCL and our Certificate of Incorporation and Bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in improved terms for our stockholders.

**Delaware Anti-Takeover Statute**

We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or, if the person is an affiliate or an associate of the Company, within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

**Size of Board and Vacancies**

Our Bylaws provide that the number of directors on our board of directors will be fixed exclusively by our board of directors. Subject to the rights of the holders of any series of preferred stock then outstanding, newly created directorships resulting from any increase in our authorized number of directors will be filled by a majority of our board of directors then in office, provided that a majority of the total number of directors is present, unless the board of directors otherwise determines that such directorships should be filled by the affirmative vote of the stockholders of record of at least a majority of the voting stock. Any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally by the majority vote of our remaining directors in office, even if less than a quorum is present. Our Certificate of Incorporation and Bylaws permit stockholders to remove a director or directors with or without cause.

**Special Stockholder Meetings**

Under our Certificate of Incorporation and Bylaws, our board of directors may call special meetings of our stockholders. A special meeting is also required to be called by the secretary upon written request by stockholders who together hold 15% or more of the voting power of the issued and outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors.

**Prohibition of Stockholder Action by Written Consent**

Our Certificate of Incorporation and Bylaws expressly prohibit our stockholders from acting by written consent. Stockholder action must take place at an annual or a special meeting of our stockholders.

**Requirements for Advance Notification of Stockholder Nominations and Proposals**

Our Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

**No Cumulative Voting**

The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our Certificate of Incorporation provides otherwise. Our Certificate of Incorporation does not provide for cumulative voting.

Exhibit 21.1

**THE HOWARD HUGHES CORPORATION**

**LIST OF SUBSIDIARIES**

| Entity | Jurisdiction |
| --- | --- |
| 10 CCC, LLC | Delaware |
| 10/20/30 CCC Parking Deck, LLC | Delaware |
| 20 CCC, LLC | Delaware |
| 30 CCC, LLC | Delaware |
| 40 CCC, LLC | Delaware |
| 40 CCC Parking Deck, LLC | Delaware |
| 50 CCC, LLC | Delaware |
| 50/60/70 CCC Parking Deck, LLC | Delaware |
| 60 CCC, LLC | Delaware |
| 3 Waterway Holdings, LLC | Texas |
| 4 Waterway Holdings, LLC | Delaware |
| 20 & 25 Waterway Holdings, LLC | Delaware |
| 70 CC, LLC | Delaware |
| 80 South, LLC | Delaware |
| 85 South Street LLC | Delaware |
| 110 Holding, LLC | Delaware |
| 110 N. Wacker Managing Member, LLC | Delaware |
| 110 Wacker Property Sub, LLC | Delaware |
| 110 Wacker Amenities, LLC | Delaware |
| 110 Wacker, LLC | Delaware |

| | |
|---|---|
| 117 Beekman Street Holdings, LLC | Delaware |
| 170 John Street Holdings, LLC | Delaware |
| 170 Retail Associates, Ltd. | Texas |
| 170 Retail Holding, LLC | Delaware |
| 170 Retail Holding GP, LLC | Delaware |
| 250 Seaport District, LLC | Delaware |
| 988 Halekauwila, LLC | Delaware |
| 1000 Auahi, LLC | Delaware |
| 1001 Queen, LLC | Delaware |
| 1060 Ala Moana, LLC | Delaware |
| 1108 Auahi, LLC | Delaware |
| 1118 Ala Moana, LLC | Delaware |
| 1240 Ala Moana, LLC | Delaware |
| 1360 Schermerhorn, LLC | Delaware |
| 1701 Lake Robbins, LLC | Delaware |
| 2000 WP Holdings, LLC | Delaware |
| 2103 Research Forest Holding Company, LLC | Delaware |
| 2201 LW Holdings, LLC | Delaware |
| 3831 TF Holding Company, LLC | Delaware |
| 8770 New Trails Holdings, LLC | Delaware |
| 9303 New Trails Holdings, LLC | Delaware |
| Aalii, LLC | Delaware |

| | |
|---|---|
| Aalii Retail, LLC | Delaware |
| ACB Parking Business Trust | Maryland |
| Ae O Holdings, LLC | Delaware |
| Ae O Retail Holdings, LLC | Delaware |
| Alameda Plaza, LLC | Delaware |
| AllenTowne Mall, LLC | Delaware |
| American City Building Business Trust | Maryland |
| Anaha Management Development Company, LLC | Delaware |
| Anaha Retail Holdings, LLC | Delaware |
| Angels Entertainment, LLC | Delaware |
| API/HHC Lake Robbins Holdings Company, LLC | Delaware |
| Auahi Shops, LLC | Delaware |
| Beverage Operations, Inc. | Texas |
| BL Mass Timber Office, LLC | Delaware |
| BL Prairieland SFBTR Development Management, LLC | Delaware |
| BL Prairieland Village SFBTR, LLC | Delaware |
| BLLV Apartments Holding Company, LLC | Delaware |
| BLLV Apartments II Holding Company, LLC | Delaware |
| Block D Ward Village, LLC | Delaware |
| Block D Ward Village Development Management Company, LLC | Delaware |
| Block E Ward Village, LLC | Delaware |
| Block E Ward Village Development Management Company, LLC | Delaware |
| Block G Ward Village, LLC | Delaware |

| | |
|---|---|
| Block N-West Ward Village, LLC | Delaware |
| Block N-West Ward Village Development Management Company, LLC | Delaware |
| Bridgeland Construction, LLC | Delaware |
| Bridgeland Development, LP | Maryland |
| Bridgeland GL Holdings, LLC | Delaware |
| Bridgeland GP, LLC | Delaware |
| Bridgeland Holding Company, Inc. | Delaware |
| Bridgeland Management Development Company, LLC | Delaware |
| Bridges at Mint Hill, LLC | Delaware |
| Bridges at Mint Hill Member, LLC | Delaware |
| Bridgeview F&B, LLC | Delaware |
| Clark County Las Vegas Stadium, LLC | Delaware |
| Clover Acquisitions LLC | Delaware |
| Cottonwood Mall, LLC | Delaware |
| Creekside Equities, LLC | Delaware |
| Creekside Park West Holdings, LLC | Delaware |
| Crescent Area 1-A Holdings, LLC | Delaware |
| Crescent Area 1-B Holdings, LLC | Delaware |
| Crescent Area 1 - Parking Deck 1, LLC | Delaware |
| CS Apartments Holding Company, LLC | Delaware |
| CS Apartments II Holding Company, LLC | Delaware |
| CSPV Holdings, LLC | Delaware |

| | |
|---|---|
| Cypress LA, LLC | Delaware |
| Discovery Property Company, LLC | Delaware |
| Douglas Ranch Land Company, LLC | Delaware |
| Douglas Ranch Development Holding Company, LLC | Delaware |
| Douglas Ranch Management Development Company LLC | Delaware |
| DLV/HHPI Summerlin, LLC | Delaware |
| DTS Office Holdings, LLC | Delaware |
| Elk Grove Management Development Company, LLC | Delaware |
| Elk Grove Town Center L.L.C. | Delaware |
| Elk Grove Town Center, L.P. | Delaware |
| Emerson Land Business Trust | Maryland |
| Emerson Land, LLC | Delaware |
| Fairwood Commercial Development Corporation | Maryland |
| Fairwood Commercial Development Holding, LP | Maryland |
| Fairwood Commercial Development Limited Partnership | Maryland |
| Fairwood Commercial Front Foot Benefit Company, LLC | Maryland |
| Fulton Seafood Market, LLC | Delaware |
| Gateway Overlook III Business Trust | Maryland |
| Grandview SHG LLC | California |
| GK Ground Lease Holdings, LLC | Delaware |
| GG DR, L.L.C. | Illinois |
| Greengate Mall, Inc. | Pennsylvania |
| Harper's Choice Business Trust | Maryland |

| | |
|---|---|
| Hexalon Real Estate, LLC | Delaware |
| HF Holding Company, LLC | Delaware |
| HF Management Development Company, LLC | Delaware |
| HH Allison Tower Holding Company, LLC | Delaware |
| HH Allison Tower Obligor, LLC | Delaware |
| HH Hackett Tower Holdings, LLC | Delaware |
| HH Hackett Tower Obligor, LLC | Delaware |
| HH Hawaii Development Company, LLC | Delaware |
| HH Lake Robbins Holdings, LLC | Delaware |
| HH New York Development Company, LLC | Delaware |
| HH One Hughes Landing, LLC | Delaware |
| HH Two Hughes Landing, LLC | Texas |
| HH Wacker Acquisition Company, LLC | Delaware |
| HH Wacker Management Development Company, LLC | Delaware |
| HH Warehouse Land Holdings, LLC | Delaware |
| HH Waterway Land Holdings, LLC | Delaware |
| HH WHC Holdings, LLC | Delaware |
| HH Woodlands Tower Holdings, LLC | Delaware |
| HHC 242 Self-Storage, LLC | Delaware |
| HHC 2978 Self-Storage, LLC | Delaware |
| HHC 33 Peck Slip Holdings, LLC | Delaware |
| HHC 33 Peck Slip Member, LLC | Delaware |

| | |
|---|---|
| HHC 33 Peck Slip Resources, LLC | Delaware |
| HHC Acquisitions, LLC | Delaware |
| HHC Beverage Holdings, LLC | Delaware |
| HHC Block E Member, LLC | Delaware |
| HHC Blockhouse, LLC | Delaware |
| HHC Bridgeview, LLC | Delaware |
| HHC Circle T Management Development Company, LLC | Delaware |
| HHC Cobblestones, LLC | Delaware |
| HHC Constellation Holdings, LLC | Delaware |
| HHC Douglas Ranch Member, LLC | Delaware |
| HHC F Box Event Space, LLC | Delaware |
| HHC Fulton Club, LLC | Delaware |
| HHC Fulton Retail LLC | Delaware |
| HHC Hughes Landing Retail, LLC | Delaware |
| HHC LaGuardia Restaurant LLC | Delaware |
| HHC Landmark Redevelopment Member, LLC | Delaware |
| HHC Lawn Games, LLC | Delaware |
| HHC Millennium Six Pines, LLC | Delaware |
| HHC Lawn Games Member, LLC | Delaware |
| HHC Pier Village, LLC | Delaware |
| HHC Riverdeck, LLC | Delaware |
| HHC Seaport Snack, LLC | Delaware |
| HHC Seafood Market Member LLC | Delaware |

| | |
|---|---|
| HHC Spice, LLC | Delaware |
| HHC Summerlin Office Holdings, LLC | Delaware |
| HHC Travel, LLC | Delaware |
| HHC Two Hughes Landing, LLC | Delaware |
| HHC Trillium Member, LLC | Delaware |
| HHC Ventures, LLC | Delaware |
| HHC Village 13 Apartments, LLC | Delaware |
| HHC-VP Holdings, LLC | Delaware |
| HHC Warehouse Holding Company, LLC | Delaware |
| HHC-SRG Landmark Redevelopment JV, LLC | Delaware |
| HHC-SRG Landmark Redevelopment Property Sub, LLC | Delaware |
| HHMK Development, LLC | Delaware |
| HL Amenities Holdings, LLC | Delaware |
| HL Beverage Company, LLC | Delaware |
| HL Champion Holding Company, LLC | Delaware |
| HL Garage Holdings, LLC | Delaware |
| HL Multi-Family Holdings, LLC | Delaware |
| HL Restaurant Row, LLC | Delaware |
| HL Retail Row, LLC | Delaware |
| HL-2LE Holding Company, LLC | Delaware |
| HL-Hotel Holding Company, LLC | Delaware |
| HLDC Holding Company, LLC | Delaware |

| | |
|---|---|
| Howard Hughes Arizona, Inc. | Delaware |
| Howard Hughes Hospitality, LLC | Delaware |
| Howard Hughes Management, Co. LLC | Delaware |
| Howard Hughes Management Services Company, LLC | Delaware |
| Howard Hughes Properties, Inc. | Nevada |
| HRD Development Management, LLC | Delaware |
| HRD Parking Deck Business Trust | Maryland |
| HRD Parking, Inc. | Maryland |
| Kai Investments, LLC | Delaware |
| Kalae Holding Company LLC | Delaware |
| Kalae LLC | Delaware |
| Kapiolani Residential LLC | Delaware |
| Ke Kilohana Retail Holdings, LLC | Delaware |
| Kewalo Harbor Development Company, LLC | Delaware |
| Kewalo Harbor Management Company, LLC | Delaware |
| Kewalo Harbor, LLC | Hawaii |
| Kewalo Makai, LLC | Hawaii |
| Koula Management Development Company, LLC | Delaware |
| KR Holdings, LLC | Delaware |
| Lake Front North Holding Company, LLC | Delaware |
| Lake Woodlands Crossing Retail, LLC | Delaware |
| Lakefront MOB 1, LLC | Delaware |
| Lakeland Village Holding Company, LLC | Delaware |

| | |
|---|---|
| Land Trust No. 89433 | Hawaii |
| Land Trust No. 89434 | Hawaii |
| Land Trust No. FHB-TRES 20061 (01) | Hawaii |
| Land Trust No. FHB-TRES 20062 (02) | Hawaii |
| Landmark Land Holdings, LLC | Delaware |
| Landmark Mall L.L.C. | Delaware |
| Landmark Management Development Company, LLC | Delaware |
| LFC MOB1, LLC | Delaware |
| LFN 2103-07 Research Forest, LLC | Delaware |
| LFN Horizontal, LLC | Delaware |
| LFN RBB1, LLC | Delaware |
| LRVC Business Trust | Maryland |
| Marginal Street Development, LLC | Delaware |
| Marigold MF I LLC | Delaware |
| Marigold MF I Development Management LLC | Delaware |
| Marigold MF I Holdings LLC | Delaware |
| Merriweather Post Business Trust | Maryland |
| MF Seaport, LLC | Delaware |
| Millennium Woodlands Phase II, LLC | Delaware |
| Millennium Woodlands Phase II Member, LLC | Delaware |
| Monarch City Management Development Company, LLC | Delaware |
| MPIII Holding Company, LLC | Delaware |

| | |
|---|---|
| MWD 3G1, LLC | Delaware |
| MWD 3HA, LLC | Delaware |
| MWD 3LRA, LLC | Delaware |
| MWD Color Burst Park, LLC | Delaware |
| MWD 3MFB, LLC | Delaware |
| MWD 3MFC, LLC | Delaware |
| MWD 3OA, LLC | Delaware |
| MWD 3RE2, LLC | Delaware |
| MWD 4GL, LLC | Delaware |
| MWD E3, LLC | Delaware |
| Natick Residence LLC | Delaware |
| Oakland Ridge Industrial Development Corporation | Maryland |
| One Lakes Edge Holdings, LLC | Delaware |
| One Mall North, LLC | Delaware |
| Parcel C Business Trust | Maryland |
| Parcel C Development LLC | Delaware |
| Parcel C Property LLC | Delaware |
| Parcel D Business Trust | Maryland |
| Parcel D Development LLC | Delaware |
| Parcel D Property LLC | Delaware |
| Pier 17 Bar, LLC | Delaware |
| Pier 17 GR Restaurant, LLC | Delaware |
| Pier 17 HHC Member, LLC | Delaware |

| | |
|---|---|
| Pier 17 Restaurant C101, LLC | Delaware |
| Pier 17 Restaurant, LLC | Delaware |
| Pier 17 Seafood Restaurant, LLC | Delaware |
| Price Development TRS, Inc. | Delaware |
| Princeton Land, LLC | Delaware |
| Princeton Management Development Company, LLC | Delaware |
| Red Rock Investment, LLC | Nevada |
| RFD Acquisitions, LLC | Delaware |
| Riva Row Apartments, LLC | Delaware |
| Riverwalk Marketplace (New Orleans), LLC | Delaware |
| Riverwalk Management Development Company, LLC | Delaware |
| Riverwalk Operating Company, LLC | Delaware |
| Robinson Kunia Land, LLC | Delaware |
| Seaport Development Holdings, LLC | Delaware |
| Seaport Hospitality, LLC | Delaware |
| Seaport Management Development Company, LLC | Delaware |
| Seaport Marketing Services, LLC | Texas |
| Seaport Marketplace Theatre, LLC | Maryland |
| Seaport Marketplace, LLC | Maryland |
| Seaport Phase 1 Holdings, LLC | Delaware |
| South Street Seaport Limited Partnership | Maryland |
| SSSLP Pier 17 Restaurant C101, LLC | Delaware |

| | |
|---|---|
| Sterrett Building Holdings, LLC | Delaware |
| Stewart Title of Montgomery County Inc. | Texas |
| Stone Lake, LLC | Maryland |
| Summerlin 1700 Pavilion, LLC | Delaware |
| Summerlin Baseball Club Member, LLC | Delaware |
| Summerlin Centre, LLC | Delaware |
| Summerlin Centre Apartments, LLC | Delaware |
| Summerlin Corporation | Delaware |
| Summerlin Development, LLC | Delaware |
| Summerlin Development Management Company, LLC | Delaware |
| Summerlin Downtown SE Quadrant, LLC | Delaware |
| Summerlin Hospital Medical Center, L.P. | Delaware |
| Summerlin Las Vegas Baseball Club, LLC | Delaware |
| Summerlin North GP, LLC | Delaware |
| Summerlin Operating Company, LLC | Delaware |
| Summerlin Restaurant, LLC | Delaware |
| Summerlin South GP, LLC | Delaware |
| Summerlin Tanager Echo, LLC | Delaware |
| The Howard Hughes Company, LLC | Delaware |
| The Howard Hughes Corporation Japan, GK | Japan |
| The Howard Research And Development Corporation | Maryland |
| The Hughes Corporation | Delaware |
| Teravalis Declarant, LLC | Delaware |

| | |
|---|---|
| The Park Ward Village, LLC | Delaware |
| The Shops At Summerlin North, LP | Delaware |
| The Shops at Summerlin South, LP | Delaware |
| The Woodlands Beverage, Inc. | Texas |
| The Woodlands Commercial Properties Company, LP | Texas |
| The Woodlands Corporation | Texas |
| The Woodlands Custom Residential Sales, LLC | Texas |
| The Woodlands Custom Sales, LP | Texas |
| The Woodlands GL Holdings, LLC | Delaware |
| The Woodlands Holding Company, Inc. | Delaware |
| The Woodlands Hotel Management Company, LLC | Delaware |
| The Woodlands Land Development Company, L.P. | Texas |
| The Woodlands Management Development Company, LLC | Delaware |
| The Woodlands Marketing Services, LLC | Texas |
| The Woodlands MDA, LLC | Delaware |
| The Woodlands Operating Company, L.P. | Texas |
| Three Hughes Landing, LLC | Delaware |
| Town Center Development Company GP, L.L.C. | Texas |
| Town Center Development Company, L.P. | Texas |
| Town Center East Business Trust | Maryland |
| Town Center East Holdings, LLC | Delaware |
| Town Center East Parking Lot Business Trust | Maryland |

| | |
|---|---|
| Trillium Development Holding Company, LLC | Delaware |
| Trillium Land Company, LLC | Delaware |
| Trillium Management Development Company LLC | Delaware |
| TTMAZ, LLC | Delaware |
| TW 1890 Research Forest Holdings, LLC | Delaware |
| TW-CSP 26424 Strake Holdings, LLC | Delaware |
| TWC Commercial Properties, LLC | Delaware |
| TWC Commercial Properties LP | Delaware |
| TWC Land Development, LLC | Delaware |
| TWC Land Development LP | Delaware |
| TWC Operating, LLC | Delaware |
| TWC Operating LP | Delaware |
| TWCPC Holdings GP, L.L.C. | Texas |
| TWCPC Holdings, L.P. | Texas |
| TWL-Bridgeland Holding Company, LLC | Delaware |
| TWLDC Holdings GP, L.L.C. | Texas |
| TWLDC Holdings, L.P. | Texas |
| Ulana Ward Village, LLC | Delaware |
| Victoria Place, LLC | Delaware |
| Victoria Ward, Limited | Delaware |
| Victoria Place Management Development Company, LLC | Delaware |
| Victoria Ward Center L.L.C. | Delaware |
| Victoria Ward Entertainment Center L.L.C. | Delaware |

| | |
|---|---|
| Victoria Ward Services, Inc. | Delaware |
| VW Condominium Development, LLC | Delaware |
| Waiea Management Development Company, LLC | Delaware |
| Waiea Retail Holdings, LLC | Delaware |
| Ward Condominium Holdings, LLC | Delaware |
| Ward Entertainment Center, LLC | Delaware |
| Ward Gateway-Industrial-Village, LLC | Delaware |
| Ward Plaza-Warehouse, LLC | Delaware |
| Ward Management Development Company, LLC | Delaware |
| Ward Village CK Holdings, LLC | Delaware |
| Ward Village Commercial, LLC | Delaware |
| Ward Village Holding Company | Delaware |
| Ward Village Operating Company, LLC | Delaware |
| Ward Village Properties, LLC | Delaware |
| Ward Village Shops, LLC | Delaware |
| Waterway Ave Partners, L.L.C. | Texas |
| Waterway Coffee Holdings, LLC | Delaware |
| Waterway Condo Holdings, LLC | Delaware |
| Waterway Hotel Beverage Company, LLC | Delaware |
| Waterway Hotel Holdings, LLC | Delaware |
| WECCR General Partnership | Texas |
| WECCR, Inc. | Texas |

| | |
|---|---|
| Westlake Retail Associates, Ltd. | Texas |
| Westlake Retail Holding, LLC | Delaware |
| Wincopin Restaurant Business Trust | Maryland |
| Woodlands Acquisition, LLC | Texas |
| Woodlands Office Equities-95, LLC | Texas |
| Woodlands Sarofim #1, Ltd. | Texas |
| WRCC Holdings, LLC | Delaware |

**Exhibit 23.1**

**Consent of Independent Registered Public Accounting Firm**

We consent to the incorporation by reference in the registration statements (No. 333-237423) on Form S-3 and (No. 333-170431, No. 333-170432, No. 333-171909, No. 333-171910, and No. 333-239417) on Form S-8 of our report dated February 27, 2023, with respect to the consolidated financial statements of The Howard Hughes Corporation and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

Dallas, Texas

February 27, 2023

**Exhibit 23.2**

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1)   Registration Statements (Form S-3 No. 333- 184466 and Form S-3 No. 333- 237423) of The Howard Hughes Corporation;

(2)   Registration Statements (Form S-8 No. 333-170431, Form S-8 No. 333-170432, Form S-8 No. 333-171909, and Form S-8 No. 333-171910) pertaining to the 2010 Amended and Restated Incentive Plan of The Howard Hughes Corporation;

(3)   Registration Statement (Form S-8 No. 239417) pertaining to the 2020 Equity Incentive Plan of The Howard Hughes Corporation;

of our report dated February 28, 2022, with respect to the consolidated financial statements and schedule of The Howard Hughes Corporation as of December 31, 2021 and for each of the two years in the period ended December 31, 2021, included in this Annual Report (Form 10-K) of The Howard Hughes Corporation for the year ended December 31, 2022.

/s/ Ernst & Young LLP

Houston, Texas

February 27, 2023

**Exhibit 24.1**

## POWER OF ATTORNEY

Each of the undersigned hereby constitutes and appoints David R. O'Reilly as the undersigned's true and lawful attorney and agent, with full power of substitution and resubstitution for the undersigned and in the undersigned's name, place and stead, in any and all capacities, to sign the Annual Report on Form 10-K of The Howard Hughes Corporation for the year ended December 31, 2022 and any and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney and agent full power and authority to do any and all acts and things necessary or advisable to be done, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

| | |
|---|---|
| /s/ William Ackman | /s/ R. Scot Sellers |
| William Ackman | R. Scot Sellers |
| | |
| /s/ Adam Flatto | /s/ Steven Shepsman |
| Adam Flatto | Steven Shepsman |
| | |
| /s/ Beth Kaplan | /s/ Mary Ann Tighe |
| Beth Kaplan | Mary Ann Tighe |
| | |
| /s/ Allen Model | /s/ Anthony Williams |
| Allen Model | Anthony Williams |

Dated: February 27, 2023

**Exhibit 31.1**

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13a —
14(a) ADOPTED PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002**

I, David R. O'Reilly, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Howard Hughes Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ David R. O'Reilly

David R. O'Reilly

Chief Executive Officer

February 27, 2023

**Exhibit 31.2**

**CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO RULE 13a —
14(a) ADOPTED PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002**

I, Carlos A. Olea, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Howard Hughes Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By:    /s/ Carlos A. Olea

Carlos A. Olea
Chief Financial Officer
February 27, 2023

**Exhibit 32.1**

**CERTIFICATION PURSUANT TO 18 U.S.C. 1350 ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of The Howard Hughes Corporation (the "Company") for the period ended December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers, in their capacity as officers of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to such officer's knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:   /s/ David R. O'Reilly
David R. O'Reilly
Chief Executive Officer
February 27, 2023

By:   /s/ Carlos A. Olea
Carlos A. Olea
Chief Financial Officer
February 27, 2023



**Howard Hughes**

www.howardhughes.com